Exhibit 99.1

AmerisourceBergen Corporation Logo

AmerisourceBergen Corporation
P.O. Box 959
Valley Forge, PA 19482

, 2007

Dear Fellow Stockholder:

It is my pleasure to inform you that our board of directors has approved the combination of the institutional pharmacy business of PharMerica, Inc., or PharMerica LTC, with the institutional pharmacy business of Kindred Healthcare, Inc., or Kindred. Following this transaction, based upon pro forma revenues for the year ended December 31, 2006, the new publicly traded company created by this combination, which we refer to as NewCo, will be the second largest provider of institutional pharmacy services in the United States. Upon completion of the transaction NewCo will be renamed PharMerica Corporation.

To effect the combination, AmerisourceBergen will distribute all of the outstanding shares of PharMerica LTC to its stockholders and Kindred will distribute all of the outstanding shares of Kindred Pharmacy Services, Inc., or KPS, to its stockholders. We refer to these distributions as the spin-offs. Immediately following the spin-offs, PharMerica LTC and KPS will be merged into subsidiaries of NewCo, with PharMerica LTC and KPS surviving the mergers as operating subsidiaries of NewCo. In the mergers, the stockholders of AmerisourceBergen and Kindred will receive shares of NewCo common stock in exchange for the shares of common stock of PharMerica LTC and KPS that they are entitled to receive in the spin-offs. After completion of the transaction, which is generally intended to be tax-free to our stockholders, AmerisourceBergen and Kindred stockholders will each initially own approximately 50% of the outstanding shares of NewCo common stock. The combination does not include PMSI or TMESYS, our workers’ compensation services businesses, or any other parts of AmerisourceBergen, all of which we will retain as part of AmerisourceBergen.

NewCo is a Delaware corporation formed in anticipation of the transaction. NewCo has applied for listing of its common stock on the New York Stock Exchange under the symbol “PMC”.

The record date will be 5:00 p.m. Eastern Time on                     , 2007 for purposes of determining the holders of record of AmerisourceBergen and Kindred common stock entitled to receive PharMerica LTC and KPS common stock in the spin-offs. We will complete the transaction on or about                     , 2007.

We believe that spinning off and combining the institutional pharmacy businesses of AmerisourceBergen and Kindred into a stand-alone, publicly traded company is beneficial to you, our associates, our customers and our suppliers.

I encourage you to read the enclosed preliminary information statement, which is being provided to all of the stockholders of AmerisourceBergen and Kindred. It describes the transaction in detail and contains important business and financial information about NewCo.

I look forward to your continued support as a stockholder of AmerisourceBergen as we continue to work on your behalf to build long-term stockholder value.

Sincerely,

R. David Yost
Chief Executive Officer

Kindred Logo

Kindred Healthcare, Inc.

680 South 4th Street

Louisville, KY 40202

                    , 2007

Dear Fellow Stockholder:

I am pleased to inform you that our board of directors has approved the combination of our institutional pharmacy business, Kindred Pharmacy Services, Inc., or KPS, with the institutional pharmacy services business of AmerisourceBergen Corporation. Following this transaction, based upon pro forma revenues for the year ended December 31, 2006, the new publicly traded company created by this combination, which we refer to as NewCo and which upon completion of the transaction will be renamed PharMerica Corporation, will be the second largest provider of institutional pharmacy services in the United States.

To effect the combination, Kindred will distribute all of the outstanding shares of KPS to its stockholders and AmerisourceBergen will distribute all of the outstanding shares of PharMerica, Inc., or PharMerica LTC, to its stockholders. We refer to these distributions as the spin-offs. Immediately following the spin-offs, KPS and PharMerica LTC will be merged into subsidiaries of NewCo, with KPS and PharMerica LTC surviving the mergers as operating subsidiaries of NewCo. In the mergers, the stockholders of Kindred and AmerisourceBergen are entitled to receive shares of NewCo common stock in exchange for the shares of common stock of KPS and PharMerica LTC that they are entitled to receive in the spin-offs. After the completion of the transaction, which is generally intended to be tax-free to our stockholders, Kindred and AmerisourceBergen stockholders will each initially own approximately 50% of the outstanding shares of NewCo common stock.

NewCo is a Delaware corporation formed in anticipation of the transaction. NewCo has applied for listing of its common stock on the New York Stock Exchange under the symbol “PMC”.

The record date will be 5:00 p.m. Eastern Time on                      , 2007 for purposes of determining the holders of record of Kindred and AmerisourceBergen common stock entitled to receive KPS and PharMerica LTC common stock in the spin-offs. We will complete the transaction on or about                     , 2007.

We believe that spinning off and combining the institutional pharmacy businesses of Kindred and AmerisourceBergen into a stand-alone, publicly traded company unlocks significant value to you and is beneficial to the customers, patients and employees of both organizations. Moreover, we believe that the strong fundamentals of the institutional pharmacy business with the growth prospects and efficiencies available to NewCo has the potential to build long-term stockholder value.

I encourage you to read the enclosed preliminary information statement, which is being provided to all of the stockholders of Kindred and AmerisourceBergen. It describes the transaction in detail and contains important business and financial information about NewCo.

I look forward to your continued support as a stockholder of Kindred as we continue to work on your behalf to build long-term stockholder value.

Sincerely,

Paul J. Diaz

President and Chief Executive Officer

PharMerica Corporation

680 South 4th Street

Louisville, KY 40202

                    , 2007

Dear Stockholder:

We are very pleased that you will soon be a stockholder of PharMerica Corporation, which we refer to in this document as NewCo. NewCo was formed on October 23, 2006 in anticipation of the spin-offs of the institutional pharmacy services businesses of AmerisourceBergen Corporation and Kindred Healthcare, Inc. and the subsequent merger of those businesses into two of NewCo’s subsidiaries. Upon completion of the transaction, NewCo will change its name to PharMerica Corporation. Following the transaction, you will be a stockholder of the second largest provider of institutional pharmacy services in the United States, based upon pro forma revenues for the year ended December 31, 2006.

Our goal is to become the premier institutional pharmacy services business in the United States. We believe that our combined strengths, such as our knowledge of the institutional pharmacy market, our cost-effective services and our relationships with our customers, will position us to achieve our goals.

We believe that as a stand-alone, publicly traded company, PharMerica Corporation will be able to effectively execute its business strategy, satisfy the capital needs of the combined businesses and enhance stockholder value. We will focus on increasing our market share through both organic growth and, where appropriate, accretive acquisitions. We intend to fully exploit the underlying industry fundamentals and leverage the competitive advantages we expect to realize as a result of this transaction. In addition, we will have the ability to offer our employees equity incentives linked to the performance of our stock, which we believe will directly align their interests with those of all of our stockholders.

We have applied for listing of PharMerica Corporation common stock on the New York Stock Exchange under the symbol “PMC”.

I encourage you to learn more about NewCo and our proposed business strategy by reading the enclosed preliminary information statement. Our board, management and employees are excited about our future, and we look forward to your support and participation in our success.

Sincerely,

Gregory S. Weishar

Chief Executive Officer

SUBJECT TO COMPLETION, DATED MARCH 23, 2007

PRELIMINARY INFORMATION STATEMENT

Safari Holding Corporation

Common Stock

The boards of directors of AmerisourceBergen Corporation, which we refer to as AmerisourceBergen, and Kindred Healthcare, Inc., which we refer to as Kindred, have determined to form Safari Holding Corporation, which we refer to as NewCo, as a new publicly traded company that will acquire and operate their combined institutional pharmacy services businesses following a series of transactions, which we refer to collectively as the transaction. As a result of the transaction, the stockholders of AmerisourceBergen and Kindred will each initially own approximately 50% of the outstanding shares of NewCo common stock. To effect the transaction, AmerisourceBergen and Kindred will distribute their respective institutional pharmacy services businesses of PharMerica, Inc., which we refer to as PharMerica LTC, and Kindred Pharmacy Services, Inc., which we refer to as KPS, to their respective stockholders. We refer to these distributions as the spin-offs. Each of PharMerica LTC and KPS will then merge with a different wholly-owned subsidiary of NewCo, which we refer to as the mergers. In the mergers, the shares of PharMerica LTC and KPS common stock that stockholders of AmerisourceBergen and Kindred are entitled to receive in the spin-offs will be converted into shares of NewCo common stock. Shares of PharMerica LTC and KPS common stock will not be delivered to stockholders of AmerisourceBergen and Kindred, but will be held in trust by the distribution agent until they are converted into shares of NewCo common stock in connection with the mergers. Following consummation of the mergers, PharMerica LTC and KPS will be operating subsidiaries of NewCo. Upon completion of the transaction, NewCo will change its name to PharMerica Corporation and PharMerica LTC will change its name to PharMerica Long-Term Care, Inc.

Immediately following the transaction, our assets and business will consist almost exclusively of the institutional pharmacy services businesses of AmerisourceBergen and Kindred that are reported as the long-term care business of AmerisourceBergen’s PharMerica segment and Kindred’s Pharmacy Division in their respective financial statements. The combination will not include AmerisourceBergen’s workers’ compensation services business and its retail pharmacy business, both of which were reported in its PharMerica segment but are being retained by AmerisourceBergen. Following the transaction, stockholders of AmerisourceBergen and Kindred will continue to own the shares of AmerisourceBergen and Kindred that they owned before the transaction, as well as shares of NewCo.

No vote or other action is required by you to receive shares of our common stock in connection with the transaction. You will not be required to pay anything for the new shares or to surrender any of your shares of AmerisourceBergen or Kindred common stock. We are not asking you for a proxy and you should not send us a proxy or your share certificates.

There currently is no trading market for our common stock. We have applied for listing of our common stock on the New York Stock Exchange, or NYSE, under the symbol “PMC”.

In reviewing this preliminary information statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this preliminary information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This preliminary information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. The date of this preliminary information statement is                     , 2007.

i

This preliminary information statement is being furnished solely to provide information to the stockholders of AmerisourceBergen and Kindred who will receive shares of our common stock in connection with the transaction. It is not and is not intended to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of either AmerisourceBergen or Kindred. This preliminary information statement describes our business, the relationship among AmerisourceBergen, Kindred and NewCo, and how the transaction affects AmerisourceBergen and Kindred and their respective stockholders, and provides other information to assist you in evaluating the benefits and risks of holding our common stock that you will receive in connection with the transaction. You should be aware of certain risks relating to the transaction, our business and the ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this preliminary information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this preliminary information statement may occur after that date, and we undertake no obligation to update this information, except in the normal course of our public disclosure obligations and practices.

References in this preliminary information statement to “we,” “us” or “our” are to Safari Holding Corporation, which we refer to as “NewCo”, and which will be renamed “PharMerica Corporation” upon consummation of the transaction, and its subsidiaries assuming consummation of the transaction, unless the context indicates a different usage. References to “former parent company or companies” are, as applicable, to AmerisourceBergen Corporation, which we refer to as “AmerisourceBergen,” and to Kindred Healthcare, Inc., which we refer to as “Kindred”. We refer to PharMerica, Inc. (excluding the workers’ compensation services business and retail pharmacy business) as “PharMerica LTC” and to Kindred Pharmacy Services, Inc. as “KPS”.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

Q: Why am I receiving this document?

A: You are receiving this document because you were a holder of shares of AmerisourceBergen and/or Kindred common stock on the record date for the spin-offs of the institutional pharmacy services businesses of AmerisourceBergen and Kindred and, as such, will be entitled to receive shares of our common stock upon completion of the transaction described in this preliminary information statement. We are sending you this document to inform you about the transaction, the distributions and the subsequent combination of the institutional pharmacy services businesses of AmerisourceBergen and Kindred into one stand-alone, publicly traded company and to provide you with information about our company and its business and operations upon completion of the transaction.

Q: What do I have to do to participate in the transaction?

A: Nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of our common stock that you will be entitled to receive upon completion of the transaction. In addition, you are not being asked to provide a proxy with respect to any of your shares of AmerisourceBergen or Kindred common stock in connection with the transaction and you should not send us a proxy or your share certificates.

Q: What is NewCo?

A: We were formed as Safari Holding Corporation, a Delaware corporation, in anticipation of the transaction. Upon completion of the transaction, we will be a holding company for PharMerica LTC and KPS and will change our name to PharMerica Corporation.

Q: What are PharMerica LTC and KPS?

A: PharMerica LTC and KPS are subsidiaries of AmerisourceBergen and Kindred, respectively. These subsidiaries contain AmerisourceBergen’s and Kindred’s institutional pharmacy services businesses. The assets and liabilities of PharMerica LTC are largely those that AmerisourceBergen reported as the long-term care business of the PharMerica segment in its financial statements prior to the spin-off of PharMerica LTC (excluding AmerisourceBergen’s workers’ compensation services business and its retail pharmacy business, which will be retained by AmerisourceBergen). The assets and liabilities of KPS are largely those that Kindred reported as the Pharmacy Division segment in its financial statements prior to the spin-off of KPS.

Q: How will AmerisourceBergen and Kindred combine PharMerica LTC and KPS?

A: AmerisourceBergen and Kindred will combine PharMerica LTC and KPS in two steps.

First, AmerisourceBergen and Kindred will distribute all of the outstanding shares of common stock of PharMerica LTC and KPS, respectively, to the holders of AmerisourceBergen and Kindred common stock, respectively, on the record date. We refer to these distributions as the spin-offs.

Second, immediately after the spin-offs, Hippo Merger Corporation, a Delaware corporation and wholly-owned subsidiary of NewCo, will merge with and into PharMerica LTC, with PharMerica LTC as the surviving corporation, and Rhino Merger Corporation, a Delaware corporation and wholly-owned subsidiary of NewCo, will merge with and into KPS, with KPS as the surviving corporation. At the effective time of the mergers, PharMerica LTC and KPS will become wholly-owned subsidiaries of NewCo, and the shares of PharMerica LTC and KPS common stock will be converted into shares of our common stock.

Q: Will AmerisourceBergen or Kindred control NewCo after the spin-offs?

A: No. After the spin-offs, NewCo will be a stand-alone, publicly traded company, and neither AmerisourceBergen nor Kindred will have any ownership interest in us.

Q: Why are AmerisourceBergen and Kindred spinning off and combining their institutional pharmacy services businesses?

A: AmerisourceBergen’s and Kindred’s boards of directors have determined that it is in the best interests of their stockholders to combine their institutional pharmacy businesses in a new stand-alone, publicly traded company. In making the determination to approve the transaction, AmerisourceBergen’s and Kindred’s respective boards of directors considered that the transaction would:

•	enable investors to invest directly in a stand-alone institutional pharmacy services company;

•	allow Kindred and AmerisourceBergen to focus on their core businesses;

•	allow resources to be applied directly and more efficiently in the institutional pharmacy services business;

•	create a larger and more competitive institutional pharmacy services business;

•	provide the institutional pharmacy services business with direct access to capital to pursue their business strategy; and

•	create more effective equity incentives for the key employees of AmerisourceBergen, Kindred and NewCo.

See “The Transaction – Reasons of the AmerisourceBergen Board of Directors for the Transaction” and “The Transaction – Reasons of the Kindred Board of Directors for the Transaction.”

Q: What is the record date for the spin-offs?

A: The record date is                     , 2007, and ownership will be determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the record date, we are referring to that time and date.

Q: When will the transaction occur?

A: The transaction is expected to occur on or about                     , 2007. We refer to this date as the closing date.

Q: How does my ownership in AmerisourceBergen or Kindred change as a result of the transaction?

A: The number of shares of AmerisourceBergen and Kindred common stock you own will not change as a result of the transaction, although the value of shares of AmerisourceBergen and Kindred common stock may decline as a result of the transaction because AmerisourceBergen and Kindred will no longer own their respective institutional pharmacy services businesses.

Q: Will shares of PharMerica LTC or KPS be distributed to me as a result of the spin-offs?

A: No. In connection with the spin-offs, AmerisourceBergen and Kindred will each distribute a single certificate representing all of the outstanding shares of PharMerica LTC and KPS common stock, respectively, to The Bank of New York, whom we refer to as the distribution agent. The distribution agent will hold the certificates in trust for your benefit until the shares represented by the certificates are converted into shares of our common stock in the mergers.

Q: Will shares of NewCo be distributed to me as a result of the mergers?

A: Yes. At the effective time of the mergers, shares of PharMerica LTC and KPS common stock will be converted into shares of our common stock. If you are an AmerisourceBergen stockholder, you will be entitled to receive          shares of our common stock in respect of each share of AmerisourceBergen common stock held by

you on the record date for the spin-offs. If you are a Kindred stockholder, you will be entitled to receive              shares of our common stock in respect of each share of Kindred common stock held by you on the record date for the spin-offs.

Q: How will shares of NewCo be distributed to me?

A: Prior to the effective time, we will deposit with the distribution agent for your benefit the shares of our common stock issuable to you in the mergers. At the effective time, AmerisourceBergen and Kindred will instruct the distribution agent to make book-entry credits for the shares of our common stock that you are entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Q: How will fractional shares be treated in the mergers?

A: You will not receive fractional shares of our common stock in the mergers. The distribution agent will aggregate and sell on the open market the fractional shares of our common stock that would otherwise be issued in the mergers, and if you would be entitled to receive a fractional share of our common stock in connection with the mergers, you will instead receive the net cash proceeds of the sale attributable to such fractional share.

Q: Do I have appraisal rights?

A: No. AmerisourceBergen and Kindred stockholders do not have any appraisal rights in connection with the transaction.

Q: How will NewCo’s common stock trade?

A: There is currently no public market for our common stock. We have applied for listing of our common stock on the NYSE under the symbol “PMC”.

We anticipate that trading in our common stock will commence on a when-issued basis shortly before the record date. When-issued trading in the context of the transaction refers to trading in NewCo common stock on or before the closing date, prior to the issuance of our common stock in the mergers. When-issued trades will generally settle within three days after the closing date. On the first trading day following the closing date, we expect when-issued trading in respect of our common stock to end and regular way trading to begin. Regular way trading typically involves a trade that settles on the third full trading day following the date of the trade.

Q: At what price will my NewCo stock trade?

A: We cannot predict the trading price for NewCo’s common stock before or after the closing date.

Q: What are the U.S. federal income tax consequences to me of the transaction?

A: Except with respect to cash you receive in lieu of fractional shares of our common stock, we expect the transaction to qualify for tax-free treatment to you for U.S. federal income tax purposes. See “The Transaction – Material U.S. Federal Income Tax Consequences of the Transaction.”

Q: Who is the transfer agent for NewCo common stock?

A: The Bank of New York is the transfer agent for our common stock.

SUMMARY

This summary highlights selected information contained in this preliminary information statement. We urge you to carefully read this preliminary information statement in its entirety. References in this preliminary information statement to “we,” “us” or “our” are to Safari Holding Corporation, which we refer to as “NewCo” and which will be renamed “PharMerica Corporation” upon consummation of the transaction, and its subsidiaries assuming consummation of the transaction, unless the context indicates a different usage. References to “former parent company or companies” are, as applicable, to AmerisourceBergen Corporation, which we refer to as “AmerisourceBergen,” and to Kindred Healthcare, Inc., which we refer to as “Kindred”. We refer to PharMerica, Inc. (excluding the workers’ compensation services business and retail pharmacy business) as “PharMerica LTC” and to Kindred Pharmacy Services, Inc. as “KPS”. The unaudited pro forma financial and operating information for NewCo for the year ended December 31, 2006 contained in this preliminary information statement is based on information for KPS for the year ended December 31, 2006 and for PharMerica LTC for the year ended September 30, 2006. The unaudited pro forma financial and statistical information for NewCo as of December 31, 2006 is based on information for KPS and PharMerica LTC as of December 31, 2006.

Our Company

We are an institutional pharmacy services company servicing healthcare facilities. We are the second largest institutional pharmacy services company in the United States based upon pro forma revenues of PharMerica LTC and KPS for the year ended December 31, 2006. As of December 31, 2006, we operated more than 120 institutional pharmacies in over 40 states that serve approximately 330,000 licensed beds for patients and residents of long-term care facilities. We provide pharmacy services to approximately 4,300 facilities, including 236 skilled nursing facilities owned by Kindred. We also provide pharmacy management services to long-term acute care hospitals including substantially all of the long-term acute care hospitals operated by Kindred, which accounted for revenues of approximately $51 million for the year ended December 31, 2006.

Our core business provides pharmacy products and services to residents and patients in long-term healthcare facilities, including skilled nursing facilities, assisted living facilities, hospitals and other alternative care settings. We purchase, repackage and dispense prescription and non-prescription pharmaceuticals in accordance with physician orders and deliver such medication to healthcare facilities for administration to individual patients and residents. Our institutional pharmacies typically service healthcare facilities within a radius of 120 miles or less of our pharmacy locations at least once each day. Each institutional pharmacy provides 24-hour, seven-day per week on-call pharmacist services for emergency dispensing, delivery and/or consultation. We also provide various supplemental healthcare services that complement our institutional pharmacy services, such as infusion therapy services and formulary management and other pharmacy consulting services.

Our assets and liabilities will consist almost exclusively of those that AmerisourceBergen and Kindred attribute to their institutional pharmacy businesses and that were reported as the long-term care business of AmerisourceBergen’s PharMerica segment (excluding AmerisourceBergen’s workers’ compensation services business and retail pharmacy businesses, which will be retained by AmerisourceBergen) and Kindred’s Pharmacy Division segment in their financial statements. After the transaction, we will be a stand-alone, publicly traded company.

Our principal executive offices will be located at                     , Louisville, Kentucky and our main telephone number will be                     . We were incorporated in Delaware on October 23, 2006.

The Transaction

Assets and Liabilities Transferred

We have entered into a master transaction agreement, dated October 25, 2006, by and among AmerisourceBergen, PharMerica LTC, Kindred, KPS, Kindred Healthcare Operating, Inc., (which we refer to as KHO), NewCo, Hippo Merger Corporation and Rhino Merger Corporation, which we refer to as the master transaction agreement, that governs the separation and spin-offs of the PharMerica LTC and KPS businesses from AmerisourceBergen and Kindred, respectively, the conversion of shares of PharMerica LTC and KPS common stock into shares of our common stock in the mergers and the distribution of those shares. The master transaction agreement also contains provisions that govern our organization and operations following consummation of the transaction. The master transaction agreement identifies the assets to be transferred, the liabilities to be assumed and contracts to be assigned to PharMerica LTC and KPS in the spin-offs and describes how these transfers, assumptions and assignments will occur. In general, these assets, liabilities and contracts will be those relating to the institutional pharmacy services businesses of PharMerica LTC and KPS and their respective employees, excluding certain businesses that are being retained by AmerisourceBergen comprised of PMSI, Inc., or PMSI, and TMESYS, Inc., or TMESYS, AmerisourceBergen’s workers’ compensation businesses and of AmerisourceBergen’s retail pharmacy business.

Cash Distributions to Parent Companies; NewCo Financing

Immediately prior to the spin-offs, PharMerica LTC will make a cash distribution to AmerisourceBergen, which we refer to as the AmerisourceBergen cash distribution, and KPS will make a cash distribution to KHO, which we refer to as the Kindred cash distribution. The AmerisourceBergen cash distribution and the Kindred cash distribution will each be in an amount equal to 50% of (a) the lesser of (i) $300 million and (ii) three times the last 12 months’ earnings before interest, income taxes, depreciation and amortization of NewCo (giving effect to the consummation of the transaction) or (b) such other amount as is mutually agreed by AmerisourceBergen and Kindred prior to the closing, as adjusted, in the case of (a) or (b), for changes to the working capital of PharMerica LTC or KPS, as applicable, outside of an agreed upon working capital range.

To finance the cash distributions, each of PharMerica LTC and KPS will enter into a financing arrangement prior to the spin-offs in an amount sufficient to fund its cash distribution. We refer to these financings as the initial financings. At closing, we will enter into a new senior secured credit facility in an amount sufficient to refinance the initial financings immediately after closing and to provide us with sufficient cash for operations following the closing.

Spin-offs of PharMerica LTC and KPS

Prior to the mergers, AmerisourceBergen and Kindred will distribute all of the outstanding shares of common stock of PharMerica LTC and KPS, respectively, to the distribution agent in trust for the benefit of the holders of AmerisourceBergen and Kindred common stock, respectively, on                     , the record date for the distributions. In connection with the distributions, which we refer to as the spin-offs, AmerisourceBergen and Kindred will each deliver a single certificate representing all of the outstanding shares of common stock of PharMerica LTC and KPS, respectively, to the distribution agent on the closing date. The distribution agent will hold these shares in trust for the benefit of the holders of record of AmerisourceBergen common stock and Kindred common stock on the record date pending conversion of such shares into shares of our common stock in the mergers. After the spin-offs, AmerisourceBergen and Kindred will not retain any ownership interest in PharMerica LTC or KPS.

The Mergers of PharMerica LTC and KPS with Subsidiaries of NewCo

Immediately after the spin-offs, Hippo Merger Corporation, a Delaware corporation and wholly-owned subsidiary of NewCo, will merge with and into PharMerica LTC, with PharMerica LTC as the surviving corporation. Simultaneously, Rhino Merger Corporation, a Delaware corporation and wholly-owned subsidiary of NewCo, will merge with and into KPS, with KPS as the surviving corporation. At the effective time of the mergers, PharMerica LTC and KPS will become wholly-owned subsidiaries of NewCo, and the shares of PharMerica LTC and KPS common stock will be converted into shares of our common stock. Each AmerisourceBergen stockholder will be entitled to receive              shares of our common stock in respect of each share of AmerisourceBergen common stock held on the record date and each Kindred stockholder will be entitled to receive              shares of our common stock in respect of each share of Kindred common stock held on the record date. AmerisourceBergen stockholders and Kindred stockholders will each initially own approximately 50% of the outstanding shares of our common stock.

Distribution Procedures

Prior to the effective time, we will deposit with the distribution agent for your benefit the shares of our common stock issuable to you in the mergers. At the effective time, AmerisourceBergen and Kindred will instruct the distribution agent to make book-entry credits for the shares of our common stock that you are entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Fractional Shares

You will not receive fractional shares of our common stock in the mergers. The distribution agent will aggregate and sell on the open market the fractional shares of our common stock that would otherwise be issued in the mergers, and if you would be entitled to receive a fractional share of our common stock in connection with the mergers, you will instead receive the net cash proceeds of the sale attributable to such fractional share.

Conditions to the Completion of the Transaction

The completion of the transaction is subject to the satisfaction or waiver of a number of conditions, including the following:

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absence of legal prohibitions on the completion of the transaction and absence of any pending action or proceeding by any governmental authority seeking to make the transaction illegal or otherwise prohibit consummation of the transaction;

•	receipt of certain regulatory permits, consents and approvals as described below in “Regulatory Approvals”;

•

delivery of opinions of counsel to AmerisourceBergen and Kindred with respect to certain tax matters and receipt by AmerisourceBergen and Kindred of private letter rulings from the Internal Revenue Service, or the IRS, with respect to certain tax matters. See “The Transaction – Material U.S. Federal Income Tax Consequences of the Transaction”;

•	payment by PharMerica LTC and KPS, respectively, of the AmerisourceBergen cash distribution and the Kindred cash distribution;

•	receipt of all waivers, consents and amendments required under the existing credit agreements of AmerisourceBergen and Kindred;

•	satisfaction of the board of directors of each of AmerisourceBergen and Kindred that, after giving effect to the transaction, NewCo will be solvent;

•	satisfaction of the board of directors of (1) Pharmacy Corporation of America, a wholly-owned subsidiary of PharMerica, Inc., which we refer to as PCA, that, after giving effect to the transfer of

PCA’s wholly-owned subsidiaries PMSI and TMESYS to AmerisourceBergen or a subsidiary of AmerisourceBergen, PCA will be solvent, (2) PharMerica, Inc. (i) that the AmerisourceBergen cash distribution will be made out of surplus as defined in Section 170 of the Delaware General Corporation Law, which we refer to as the DGCL, and (ii) that, after giving effect to such distribution, PharMerica LTC will be solvent, and (3) AmerisourceBergen (i) that the spin-off of PharMerica LTC to the stockholders of AmerisourceBergen will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distribution, AmerisourceBergen will be solvent;

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satisfaction of the board of directors of (1) KPS (i) that the Kindred cash distribution will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distribution, KPS will be solvent, (2) KHO (i) that the distribution of KPS to Kindred will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distribution, KHO will be solvent and (3) Kindred (i) that the spin-off of KPS to the stockholders of Kindred will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distribution, Kindred will be solvent; and

•

accuracy as of the date specified in the master transaction agreement of the representations and warranties made by AmerisourceBergen and Kindred, to the extent specified in the master transaction agreement and material compliance by AmerisourceBergen and Kindred with their respective obligations under the master transaction agreement.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the transaction could not be completed unless the parties had filed required notifications with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and applicable waiting time requirements had expired. AmerisourceBergen and Kindred filed the required notification and report forms on August 15, 2006, and the applicable waiting period expired on September 14, 2006.

In addition, PharMerica LTC and KPS are subject to extensive federal, state and local regulations that govern institutional pharmacies and healthcare facilities. Pursuant to such regulations, institutional pharmacies must be properly licensed by the applicable state board of pharmacy and the U.S. Drug Enforcement Administration, or the DEA. Institutional pharmacies must also obtain the permits required under applicable controlled substances laws and by the applicable state board of pharmacy and the DEA. In addition, institutional pharmacies must have appropriate authorizations from state Medicaid and the federal Medicare programs to receive reimbursement for covered items and services. It is a condition to the completion of this transaction that we receive all of the permits, consents and approvals listed above, other than those permits, consents and approvals the failure of which to obtain would not, individually or in the aggregate, have an effect that would reasonably be expected to be adverse and material to our business and operation. We are working to obtain the required regulatory permits, consents and approvals.

Termination of the Master Transaction Agreement

The master transaction agreement may be terminated at any time before the effective time of the transaction in specified ways, including the following:

•	by mutual written agreement of AmerisourceBergen and Kindred;

•	by either AmerisourceBergen or Kindred if:

•	the transaction has not been consummated on or before June 30, 2007, provided that neither AmerisourceBergen nor Kindred may terminate the master transaction agreement for this reason if its breach of any provision of the master transaction agreement has resulted in the failure of the transaction to be consummated on or before such date, provided, further that either party may extend such date until September 30, 2007 if the transaction has not been consummated solely as a result of the failure to satisfy the mutual closing condition requiring receipt of certain state and federal permits and approvals if either AmerisourceBergen or Kindred delivers a notice to the other indicating that it believes in good faith that such condition will be satisfied by September 30, 2007; or

•	any applicable law makes the transaction illegal or completion of the transaction is enjoined;

•

by AmerisourceBergen if any of the mutual closing conditions or the closing conditions for the benefit of AmerisourceBergen, PharMerica LTC and Hippo Merger Corporation have not been satisfied by June 30, 2007, provided that AmerisourceBergen may not terminate the master transaction agreement for this reason if its breach of any provision of the master transaction agreement has resulted in the failure of such condition to closing to be satisfied; or

•

by Kindred if any of the mutual closing conditions or the closing conditions for the benefit of Kindred, KHO, KPS and Rhino Merger Corporation have not been satisfied by June 30, 2007, provided that Kindred may not terminate the master transaction agreement for this reason if its breach of any provision of the master transaction agreement has resulted in the failure of such condition to closing to be satisfied; or

In addition, the master transaction agreement contains other conditions that allow for its termination that, as of the date of this preliminary information statement, have been met.

If the master transaction agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the termination results from a party’s knowing and willful breach of certain provisions of the master transaction agreement or the tax matters agreement, dated October 25, 2006, among NewCo, AmerisourceBergen, PharMerica LTC, Kindred and KPS, which we refer to as the tax matters agreement, or knowing and willful failure to use reasonable best efforts to fulfill a closing condition.

Post-Closing Indemnities

After the effective time, AmerisourceBergen and Kindred will severally and not jointly indemnify us, and we will indemnify each of AmerisourceBergen and Kindred, for all damages, liabilities and expenses resulting from a breach by the applicable party of the covenants contained in the master transaction agreement. AmerisourceBergen and Kindred will severally and not jointly indemnify us for all damages, liabilities and expenses incurred by us relating to the entities, assets and liabilities retained by the applicable parent company, and we will indemnify AmerisourceBergen and Kindred for all damages, liabilities and expenses incurred by each of them relating to our entities, assets and liabilities. AmerisourceBergen and Kindred will severally and not jointly indemnify us against all damages, liabilities and expenses resulting from a breach of their respective representations and warranties in the master transaction agreement, provided that each parent company will only be liable to us for breaches of its representations and warranties to the extent our damages from such breaches exceed $30 million in the aggregate (and only to the extent that our damages exceed $30 million) and each parent company will generally not be liable for damages in excess of $155 million. The representations and warranties in the master transaction agreement will survive the effective time for a period of 15 months.

In addition, AmerisourceBergen and Kindred will severally and not jointly indemnify us, and we will indemnify each of AmerisourceBergen and Kindred, for all damages, liabilities and expenses resulting from a breach by the applicable party of any of the representations, warranties or covenants contained in the tax matters agreement. We also will indemnify each of AmerisourceBergen and Kindred for all damages, liabilities and expenses arising out of any tax imposed with respect to the applicable spin-off if such tax is attributable to any act, any failure to act or any omission by us or any of our subsidiaries. AmerisourceBergen and Kindred will severally and not jointly indemnify us for all damages, liabilities and expenses relating to pre-closing taxes or taxes imposed on us or our subsidiaries because PharMerica LTC or KPS was part of the consolidated return of the applicable parent company, and we will indemnify each of AmerisourceBergen and Kindred for all damages, liabilities and expenses relating to post-closing taxes of us or our subsidiaries.

Relationship with the Parent Companies after the Transaction

NewCo will be an independent, publicly traded company after the transaction. We will, however, have agreements with AmerisourceBergen and Kindred providing for future services to and by us. We are a party to the tax matters agreement, which governs our respective obligations with respect to taxes for the periods before and after the closing of the transaction. We also will purchase pharmaceuticals from AmerisourceBergen for a period of five years after the closing of the transaction pursuant to a prime vendor agreement with AmerisourceBergen Drug Corporation, a wholly-owned subsidiary of AmerisourceBergen. Under the prime vendor agreement, AmerisourceBergen Drug Corporation also will support the distribution of pharmaceuticals that we purchase directly from manufacturers and provide inventory management support and packaging services. In addition, we will provide institutional pharmacy services to 236 nursing centers operated by Kindred and provide pharmacy management services to 79 long-term acute care hospitals operated by Kindred. For a period of five years after the closing of the transaction, Kindred will provide us with information services and support. In addition, for a period of up to 12 months after the closing of the transaction, Kindred and AmerisourceBergen will provide us with certain corporate administrative services, such as accounting, treasury, human resources, tax, risk management, internal audit, employee benefit administration and financial reporting, and we will provide AmerisourceBergen with certain transition services for AmerisourceBergen’s workers’ compensation services business. For a description of additional agreements we have entered into or will enter into with AmerisourceBergen, Kindred or one of their subsidiaries, see “Additional Agreements with AmerisourceBergen and Kindred.”

Dividend Policy

Currently, we do not intend to pay dividends on our common stock in the foreseeable future. Instead, we intend to retain all available funds and any future earnings for use in the operation of our business.

Management of NewCo

Pursuant to the terms of the master transaction agreement, our board of directors will initially consist of nine directors, four of whom will be designated by AmerisourceBergen, four of whom will be designated by Kindred and one of whom will be our chief executive officer, Mr. Gregory S. Weishar. AmerisourceBergen intends to designate                     ,                     ,                      and R. David Yost, AmerisourceBergen’s Chief Executive Officer, as its four nominees to our board of directors while Kindred intends to designate                     ,                     , Edward L. Kuntz, Executive Chairman of the board of directors of Kindred, and Paul J. Diaz, Kindred’s President and Chief Executive Officer, as its four nominees to our board of directors. Messrs. Yost, Kuntz and Diaz have agreed that they will serve as directors no longer than through the 2008 annual meeting of our stockholders. In addition, Messrs. Kuntz and Diaz have agreed that they would resign from our board of directors if requested by Kindred’s Nominating and Governance Committee.

Pursuant to the terms of the master transaction agreement, AmerisourceBergen and Kindred have designated Mr. Weishar as our Chief Executive Officer and will also designate by mutual agreement the individuals who will initially serve as our chief financial officer, chief operating officer, chief administrative officer and general counsel.

Stockholder Rights

Upon consummation of the transaction, the rights of NewCo stockholders will be governed by the DGCL and NewCo’s certificate of incorporation and bylaws.

Capital Stock

Immediately following the transaction, our authorized capital stock will consist of 175,000,000 shares of common stock, par value $0.01, and 1,000,000 shares of preferred stock, par value $0.01. Immediately following the transaction, we expect that approximately 40 million shares of our common stock will be issued and outstanding. No shares of our preferred stock will be outstanding immediately after the transaction.

Listing and Trading of NewCo Common Stock

We have applied for listing of our common stock on the NYSE under the symbol “PMC”. The shares of our common stock distributed to AmerisourceBergen and Kindred stockholders will be freely transferable, except for shares received by individuals who are our affiliates. See “The Transaction – Listing and Trading of NewCo Common Stock.”

AmerisourceBergen and Kindred Stock Options

For purposes of the applicable AmerisourceBergen and Kindred equity plans, the spin-offs will result in a termination of employment for PharMerica LTC and KPS employees. Options to purchase AmerisourceBergen and Kindred common stock held by these employees that are vested at the time of the spin-offs will remain exercisable for AmerisourceBergen or Kindred common stock, as applicable, for a certain period of time following the spin-offs, as provided for in the relevant equity plan or award agreement.

Options held by PharMerica LTC and KPS employees that are unvested as of the distribution time will cease to represent rights with respect to AmerisourceBergen or Kindred common stock, as applicable, and will be deemed in the spin-offs to be converted into stock options to purchase PharMerica LTC or KPS common stock, as applicable, and will then be converted in the mergers into stock options to purchase our common stock, which we refer to as NewCo Options. The NewCo Options will be granted pursuant to the NewCo Omnibus Incentive Plan and will have the same terms and conditions as applied to the respective AmerisourceBergen or Kindred options immediately prior to the transaction. See “The Transaction – Treatment of Stock Options and Restricted Shares Held by Employees of PharMerica LTC and KPS” for more discussion of the NewCo Options.

AmerisourceBergen and Kindred Restricted Stock

In the spin-offs, PharMerica LTC and KPS employees, as well as AmerisourceBergen and Kindred employees, who hold restricted shares of AmerisourceBergen and Kindred common stock will receive for each such restricted share the same number of shares of our common stock in the transaction as stockholders of AmerisourceBergen and Kindred, as applicable, receive. Shares of our common stock received by holders of AmerisourceBergen restricted stock will continue to be subject to restrictions on vesting and transferability. Shares of our common stock received by holders of Kindred restricted stock will not be subject to restrictions on vesting and transferability.

In connection with the spin-offs, unvested restricted shares of AmerisourceBergen and Kindred common stock held by PharMerica LTC and KPS employees will be cancelled, and we will make substitution grants of restricted shares to these employees pursuant to the NewCo Omnibus Incentive Plan. The substitution grants will have the same terms and conditions as apply to the AmerisourceBergen or Kindred restricted shares immediately before the transaction. See “The Transaction – Treatment of Stock Options and Restricted Shares Held by Employees of PharMerica LTC and KPS” for more discussion of AmerisourceBergen and Kindred Restricted Stock.

U.S. Federal Income Tax Consequences

It is a condition to closing that (i) AmerisourceBergen receive a private letter ruling from the IRS that the spin-off of PharMerica LTC and the subsequent merger of PharMerica LTC and distribution of our common stock will qualify for tax-free treatment to holders of AmerisourceBergen common stock (except with respect to cash received in lieu of a fractional share) and, generally, to AmerisourceBergen and (ii) Kindred receive a private letter ruling from the IRS that the spin-off of KPS and the subsequent merger of KPS and distribution of our common stock will qualify for tax-free treatment to holders of Kindred common stock (except with respect to cash received in lieu of a fractional share) and, generally, to Kindred. Although AmerisourceBergen and Kindred coordinated their discussions with the IRS, each of AmerisourceBergen and Kindred applied for a separate private letter ruling that will only address tax matters relating to its respective company and stockholders. These private letter rulings have been received by both AmerisourceBergen and Kindred.

The IRS rulings do not address all of the issues that are relevant to determining whether the transaction will qualify for tax-free treatment because the IRS will not rule on certain issues. As a condition to closing, each of AmerisourceBergen and Kindred are to receive an opinion of counsel that the transaction will generally qualify for tax-free treatment to you and to AmerisourceBergen or Kindred, as the case may be. The opinions are intended to cover those issues that the rulings do not. The IRS rulings and opinions of counsel do not address state, local or foreign tax consequences of the spin-offs, mergers and distribution of our common stock, and you should consult your own tax advisor as to the particular tax consequences of the transaction to you. The IRS rulings and the opinions rely on representations, assumptions and undertakings made by AmerisourceBergen and Kindred (and their subsidiaries) and us. If such representations, assumptions or undertakings are incorrect, the IRS rulings or the opinions may not be valid. See the tax-related risk factors under “Risk Factors – Risk Factors Relating to the Transaction.”

Appraisal Rights

No AmerisourceBergen or Kindred stockholder will have any appraisal rights in connection with the transaction.

Accounting Treatment

The transaction will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States, with KPS treated as the accounting acquiror.

Risk Factors

You should review the risks relating to the transaction, our business and ownership of our common stock described in “Risk Factors.”

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

General

We are providing the following summary selected financial data of PharMerica LTC and KPS and pro forma financial data of NewCo to help you in your analysis of the financial aspects of the transaction. We derived this information from the audited and unaudited financial statements of PharMerica LTC and the audited financial statements of KPS for the periods presented and the unaudited pro forma condensed financial statements of NewCo included elsewhere in this preliminary information statement. You should read this information in conjunction with the other financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this preliminary information statement. See also “Unaudited Pro Forma Condensed Financial Information” and “Index to Financial Statements.”

Summary Selected Financial Data of PharMerica LTC

The following table sets forth the summary selected historical financial and statistical data of PharMerica LTC. The following summary selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto of PharMerica LTC, as well as other financial information related to PharMerica LTC, each of which is included elsewhere in this preliminary information statement. The following table sets forth summary selected financial data of PharMerica LTC as of and for the fiscal years ended September 30, 2006, 2005 and 2004, as of December 31, 2006 and for the three months ended December 31, 2006 and 2005. The financial data as of September 30, 2006 and 2005 and for the fiscal years ended September 30, 2006, 2005 and 2004 have been derived from financial statements of PharMerica LTC, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial data as of December 31, 2006 and for the three months ended December 31, 2006 and 2005 have been derived from unaudited financial statements of PharMerica LTC. The financial data as of September 30, 2004 have been derived from unaudited financial statements of PharMerica LTC. In the opinion of management of PharMerica LTC, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the unaudited financial data have been reflected therein.

(dollars in thousands)	Three months ended December 31,		Year ended September 30,
	2006	2005	2006	2005	2004
Statement of operations data:
Revenues	$314,339	$293,174	$1,199,969	$1,118,266	$1,103,725
Gross profit	93,328	85,946	351,468	330,186	328,479
Selling, general and administrative expenses	85,058	80,267	323,156	306,302	294,651
Operating income (a)	8,270	5,679	28,312	23,884	33,828
Net income	$4,934	$3,352	$16,757	$13,792	$20,061

	December 31,	September 30,
	2006	2006	2005	2004
Balance sheet data:
Cash and cash equivalents	$6,368	$3,769	$7,374	$5,487
Total assets	324,833	314,300	266,620	250,358
Long-term debt, including capital lease obligations	635	929	2,049	3,113
Parent’s investment	277,363	256,816	209,842	165,746
Working capital	$219,062	$197,363	$162,930	$124,871

Statistical data:
Number of customer licensed beds at end of period	234,916	232,555	233,885	246,895

(a)	Includes depreciation and amortization expense of $3.7 million and $3.1 million for the three months ended December 31, 2006 and 2005, respectively, and $13.6 million, $12.7 million and $12.5 million for the years ended September 30, 2006, 2005 and 2004, respectively.

Summary Selected Financial Data of KPS

The following table sets forth summary selected historical financial and statistical data of KPS. The following summary selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto of KPS as well as other financial information related to KPS, each of which is included elsewhere in this preliminary information statement. The following table sets forth summary selected financial data for KPS as of and for the fiscal years ended December 31, 2006, 2005 and 2004. The financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006, 2005 and 2004, have been derived from financial statements of KPS which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

(dollars in thousands)	Year ended December 31,
	2006	2005	2004
Statement of operations data:
Revenues	$652,608	$522,225	$360,035
Gross profit	117,237	101,306	69,737
Selling, general and administrative expenses	96,185	67,042	50,275
Operating income (a)	21,052	34,264	19,462
Net income	$12,799	$21,007	$12,062

Balance sheet data:
Cash and cash equivalents	$3,730	$1,378	$2,033
Total assets	236,784	194,623	63,650
Long-term debt, including capital lease obligations	—	—	—
Stockholders’ equity	198,301	170,389	44,490
Working capital	$79,148	$72,301	$28,953

Statistical data:
Number of customer licensed beds at end of period:
Affiliated	30,232	28,657	28,634
Non-affiliated	72,339	64,625	37,561

	102,571	93,282	66,195

(a)	Includes depreciation and amortization expense of $8.8 million, $5.8 million and $2.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Summary Selected Unaudited Pro Forma Condensed Financial Data of NewCo

The following table sets forth summary selected unaudited pro forma condensed financial information based upon the historical consolidated financial statements of KPS and PharMerica LTC adjusted to give effect to (1) the spin-offs of KPS and PharMerica LTC from their respective parent companies, Kindred and AmerisourceBergen, (2) the Kindred and AmerisourceBergen cash distributions and the related financing arrangements to fund the cash distributions, (3) the merger of each of KPS and PharMerica LTC into separate subsidiaries of NewCo and the refinancing of the temporary bank financing arrangements with the senior secured credit facility and (4) the distribution of NewCo common stock to the stockholders of Kindred and AmerisourceBergen. Upon completion of the transaction, NewCo will change its name to PharMerica Corporation.

The unaudited pro forma condensed statement of operations was prepared using (1) the audited consolidated statement of operations of KPS for the year ended December 31, 2006 and (2) the audited statement of operations of PharMerica LTC for the year ended September 30, 2006, each of which is included elsewhere in this preliminary information statement. The unaudited pro forma condensed balance sheet was prepared using (1) the audited consolidated balance sheet of KPS as of December 31, 2006 and (2) the unaudited balance sheet of PharMerica LTC as of December 31, 2006, each of which is included elsewhere in this preliminary information statement. The unaudited pro forma condensed financial information is based upon the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed financial statements. The unaudited pro forma condensed statement of operations for the year ended December 31, 2006 gives effect to the transaction as if it occurred on January 1, 2006. The unaudited pro forma condensed balance sheet gives effect to the transaction as if it had occurred on December 31, 2006.

The transaction will be accounted for using the purchase method of accounting under accounting principles generally accepted in the United States, with KPS treated as the accounting acquiror. Under the purchase method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. Independent consultants have been engaged to complete appraisals necessary to arrive at the fair values of the assets acquired from PharMerica LTC and to assist management in the related allocations of the deemed purchase price. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of PharMerica LTC. We expect to complete at a later date the appraisals of PharMerica LTC assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon a more detailed independent appraisal may be materially different than that reflected in the unaudited pro forma condensed financial statements presented herein.

Overall, we estimate that we will incur transition, integration and capitalized acquisition fees and expenses totaling approximately $15 million to complete the transaction, all of which has been reflected in the unaudited pro forma condensed balance sheet. The unaudited pro forma condensed statement of operations does not include the impact of these non-recurring transaction related costs. Upon closing the transaction, we expect to implement a plan to integrate the operations of KPS and PharMerica LTC which will generate certain additional non-recurring charges. Management cannot currently identify the timing, nature and amount of such charges. However, any such charges (which may be substantial) could affect the results of NewCo in the period in which such charges are incurred. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the transaction. The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements and accompanying notes of KPS and PharMerica LTC that are included herein.

The unaudited pro forma condensed financial statements should not be taken as representative of the future consolidated results of operations or financial condition of NewCo.

(dollars in thousands, except per share amount)	Pro forma year ended December 31, 2006 (unaudited)
Statement of operations data:
Revenues	$1,852,577
Gross profit	317,526
Selling, general and administrative expenses	271,557
Operating income (a)	45,969
Net income	16,960
Diluted earnings per common share	$0.42

Pro forma as of December 31, 2006 (unaudited)
Balance sheet data:
Cash and cash equivalents	$—
Total assets	767,568
Long-term debt, including capital lease obligations	261,165
Stockholders’ equity	404,354
Working capital	$308,109

(a)	Includes depreciation and amortization expense of $25 million.

RISK FACTORS

You should consider carefully the risks described below, together with all of the other information included in this preliminary information statement, in evaluating our company and our common stock. If any of the risks described below actually occurs, it could have a material adverse effect on our business, financial results, financial condition and stock price.

Risk Factors Relating to the Transaction

We have no history operating as a stand-alone, publicly traded company on which you can evaluate our performance.

Before the transaction, we operated as separate businesses of two different companies. We have no operating history as a combined business or as a stand-alone, publicly traded company. Accordingly, there can be no assurance that our business strategy and operations will be successful on a combined stand-alone basis. We may not be able to grow or integrate our business as planned and may not be profitable.

The historical and pro forma financial information contained in this preliminary information statement may not be indicative of our future results as a stand-alone, publicly traded company.

The historical financial statements of PharMerica LTC and KPS and pro forma financial statements giving effect to the transaction have been created from AmerisourceBergen’s and Kindred’s financial information. Accordingly, the historical financial information we have included in this preliminary information statement may not reflect what our financial position, results of operations and cash flows would have been had we been operated as a combined business and a stand-alone, publicly traded company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future. This is primarily a result of the following factors:

•

the historical financial statements do not reflect certain changes that will occur in our funding and operations as a result of the separation of PharMerica LTC and KPS from AmerisourceBergen and Kindred, respectively;

•

our historical financial information reflects estimated allocations for services historically provided by our parent companies to PharMerica LTC and KPS, and we expect these allocations to be different from the costs we will incur for these services in the future;

•

our historical financial information does not reflect the debt or debt servicing cost we will incur in connection with the transaction and our obligations to obtain certain goods and services from our parent companies after the transaction; and

•

the historical financial information does not reflect any increased costs associated with the transition to, and status as, a stand-alone, publicly traded company, including changes that we expect will occur in the cost structure, personnel needs, financing and operations of the combined business as a result of the transaction.

For these or other reasons, our future financial performance may be worse than the performance implied by the historical and pro forma financial information we have presented in this preliminary information statement.

For additional information about the past financial performance of each of the combined businesses, please see “Unaudited Pro Forma Condensed Financial Information,” “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements and the accompanying notes of PharMerica LTC and KPS included elsewhere in this preliminary information statement.

The integration of our pharmacy businesses will be time consuming, may distract our management from our operations, and will be expensive, all of which could have a material adverse effect on our operating results.

If we are unsuccessful in integrating the institutional pharmacy operations of AmerisourceBergen and Kindred, or if the integration is more difficult than anticipated, we may experience disruptions to our operations. A difficult or unsuccessful integration of these businesses would likely have a material adverse effect on our results of operations.

Some of the risks that may affect our ability to integrate or realize any anticipated benefits include those associated with:

•	conforming standards, processes, procedures and controls of the businesses;

•	difficulties in transferring processes and know-how;

•	difficulties in the assimilation of acquired operations, technologies or products;

•	diversion of management’s attention from business concerns; and

•	adverse effects on employees and business relationships with customers and suppliers.

We will need to either contract for or internally develop a number of key services and functions that our parent companies have historically provided to us.

We have not previously performed the various corporate functions required of a publicly traded company. Our former parent companies performed many important corporate functions for each of the businesses before the transaction, including finance, treasury, tax administration, risk management, accounting, internal audit, financial reporting, legal, regulatory, human resources, employee benefit administration, communications, information technology and business development services. After the transaction, AmerisourceBergen and Kindred will provide a number of services to us under various agreements, such as accounting, treasury, human resources, risk management, tax, internal audit, employee benefit administration and financial reporting services. In addition, Kindred will provide us with information services and support for approximately five years following the closing of the transaction, and AmerisourceBergen will sell to us our pharmaceutical requirements and support the distribution of our direct purchases from manufacturers as well as provide other inventory and packaging services. When the agreements covering these services terminate, we will need to replace these services internally or through third parties. The supplies and services obtained from AmerisourceBergen and Kindred will be provided at fair market value, which nonetheless may be higher than the costs borne by PharMerica LTC and KPS in the past. Replacement services may be available only on terms that are less favorable to us or may not be available to us at all.

We will also need to replicate certain facilities, systems and infrastructure to which we will no longer have access as well as hire new employees to provide these services. There can be no assurance that we will be able to obtain these services or hire the necessary employees at similar cost-levels or at all. In addition, our management will have to spend considerable time in building an independent infrastructure for corporate, administrative and information technology functions. These initiatives will be costly to implement and the scope and complexity of these projects may be materially higher than we expect.

If we do not have adequate systems and business functions of our own or cannot obtain them from third party providers at an acceptable cost, we may not be able to operate our business effectively, which could have a material adverse effect on our profitability.

We may not realize the benefits we expect by combining the institutional pharmacy businesses of the parent companies into a new publicly traded company and may experience increased costs after the transaction which could decrease our overall profitability.

Before the transaction, our business was part of two separate public companies. We may experience difficulties in integrating the two businesses into one company, and the transaction may result in increased costs and inefficiencies in our business operations and management. Integration of our businesses may cost significantly more or take longer than we anticipate, which could decrease our profitability or otherwise impact our expected cost-savings. In addition, prior to the transaction our businesses took advantage of the economies of scale of our former parent companies. As a separate, stand-alone, publicly traded company, we may be unable to obtain goods, services and technology at prices or on terms as favorable as those obtained prior to the transaction, which could decrease our overall profitability. Furthermore, we may not be successful in transitioning from the services and systems provided by our former parent companies and we may incur substantially higher costs for implementation than currently anticipated. At such point in time as we begin to operate these functions independently, if we do not have in place our own adequate systems and business functions, or outsource them from other providers, we may not be able to operate our business effectively or at comparable costs and it may have a material adverse effect on our profitability. If we fail to realize the anticipated benefits of the transaction, including, without limitation, the anticipated cost-savings resulting from operating synergies and growth opportunities from combining the businesses, it could have a material adverse effect on our profitability.

If the spin-offs, mergers and distribution of our common stock do not qualify as tax-free transactions, tax could be imposed on AmerisourceBergen, Kindred and their respective stockholders.

It is a condition to closing that (i) AmerisourceBergen receive a private letter ruling from the IRS that the spin-off of PharMerica LTC and the subsequent merger of PharMerica LTC and distribution of our common stock will qualify for tax-free treatment to holders of AmerisourceBergen common stock (except with respect to cash received in lieu of a fractional share) and, generally, to AmerisourceBergen and (ii) Kindred receive a private letter ruling from the IRS that the spin-off of KPS and the subsequent merger of KPS and distribution of our common stock will qualify for tax-free treatment to holders of Kindred common stock (except with respect to cash received in lieu of a fractional share) and, generally, to Kindred. Although AmerisourceBergen and Kindred coordinated their discussions with the IRS, each of AmerisourceBergen and Kindred applied for a separate private letter ruling that will only address tax matters relating to its respective company and stockholders. These private letter rulings have been received by both AmerisourceBergen and Kindred.

The IRS rulings do not address all of the issues that are relevant to determining whether the transaction will qualify for tax-free treatment because the IRS will not rule on certain issues. As a condition to closing, each of AmerisourceBergen and Kindred are to receive an opinion of counsel that the transaction will generally qualify for tax-free treatment to you and to AmerisourceBergen or Kindred. The opinions are intended to cover those issues that the rulings do not. The IRS rulings and opinions of counsel do not address state, local or foreign tax consequences of the spin-offs, mergers and distribution of our common stock, and you should consult your own tax advisor as to the particular tax consequences of the transaction to you in your circumstances. The IRS rulings and the opinions rely on representations, assumptions and undertakings made by AmerisourceBergen and Kindred (and their subsidiaries) and us. If such representations, assumptions or undertakings are incorrect, the IRS rulings or the opinions may not be valid. Certain of the representations to be made by Kindred and AmerisourceBergen will need to be made with respect to facts that exist at the time of the spin-offs. Those representations relate to the existence of cross ownership of both companies at the time of the spin-offs. If at the anticipated time of the spin-offs the representation cannot be made, the opinions will not be provided and the transaction will not occur. AmerisourceBergen and Kindred believe they have implemented procedures that will allow them to make the representation at the time of the spin-offs.

Notwithstanding the IRS private letter rulings and the opinions, the IRS could determine that the spin-offs, mergers and distribution of our common stock should be treated as a taxable transaction to you (and to

AmerisourceBergen and Kindred) if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter rulings are false or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the IRS rulings. If the spin-offs fail to qualify for tax-free treatment, the deemed receipt of shares of PharMerica LTC or KPS will be treated as a taxable distribution to you. See “The Transaction – Material U.S. Federal Income Tax Consequences of the Transaction.” In addition, events occurring after the distribution of our common stock could cause AmerisourceBergen or Kindred to recognize a gain on the spin-off of PharMerica LTC or KPS, respectively, and we could be required to indemnify AmerisourceBergen or Kindred for such tax. See “– Restrictions on our operations and our obligations to indemnify in connection with the tax-free treatment of the transaction could materially and adversely affect us.”

Restrictions on our operations and our obligations to indemnify in connection with the tax-free treatment of the transaction could materially and adversely affect us.

In connection with the spin-offs, mergers and distribution of our common stock, AmerisourceBergen, Kindred and their respective counsel have relied on certain representations and undertakings from us regarding the conduct of our business and other matters, the incorrectness or violation of which could affect the tax-free status of the transaction. In addition, current law generally creates a presumption that the spin-offs would be taxable to AmerisourceBergen and Kindred, but not to their stockholders, if we or our stockholders were to engage in certain transactions that result in a change in ownership of our stock during the four-year period beginning two years before the spin-offs, unless it is established that the spin-offs and such transactions are not part of a plan or series of related transactions to effect a change in ownership of our stock. As a consequence of the foregoing, AmerisourceBergen, Kindred and we have agreed to certain tax-related restrictions and indemnities set forth in the tax matters agreement, under which we:

•	have generally undertaken to maintain our current business as an active business for a period of two years following the completion of the mergers;

•

are generally restricted, for a period of two years following the mergers, from (i) reacquiring our stock, (ii) issuing stock to any person other than as compensation for services, (iii) making changes in our equity structure, (iv) liquidating, merging or consolidating certain of our subsidiaries, (v) transferring certain material assets except in the ordinary course of business, and (vi) entering into negotiations with respect to, or consenting to, certain acquisitions of our stock;

•

are generally restricted from taking any other action (including an action that would be inconsistent with the representations relied upon by AmerisourceBergen and Kindred described above) that could jeopardize the tax-free status of the spin-offs; and

•

have generally agreed to indemnify AmerisourceBergen and Kindred for taxes and related losses incurred as a result of the spin-offs failing to qualify as tax-free transactions provided such taxes and related losses are attributable to any act, failure to act or omission by us or our subsidiaries, including our failure to comply with applicable representations, undertakings and restrictions placed on our actions under the tax matters agreement.

These prohibitions limit our discretion in the operation of our business and could discourage, delay or prevent equity financings, acquisitions, investments, strategic alliances, mergers and other transactions possibly resulting in a material adverse effect on our business. In addition, any indemnity obligations to AmerisourceBergen or Kindred could have a material adverse effect on our financial position and liquidity.

Following the transaction, we will have substantial indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity.

We will be a substantially leveraged business following the transaction. Prior to the transaction, PharMerica LTC and KPS intend to enter into credit facilities under which they will incur $             million and $             million, respectively, in indebtednesses, which we refer to as the initial financings. PharMerica LTC and KPS will use the proceeds of these initial financings to make cash distributions in the amount of such borrowings to their parent companies immediately prior to the spin-offs.

At closing, we expect to enter into a new senior secured credit facility with certain financial institutions and borrow up to $             million to refinance the outstanding indebtedness of PharMerica LTC and KPS incurred in the initial financings. We expect that the senior secured credit facility will provide for term and revolving credit borrowings. As a result, on or shortly after the closing date, we will have approximately $             million in debt outstanding. We expect the agreements governing our senior secured credit facility will permit us, subject to specified conditions, to incur a significant amount of additional indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase. The amount of this outstanding indebtedness could limit our ability to pay dividends and to obtain additional financing in the future for working capital, capital expenditure and acquisition purposes. In addition, our financing costs will be higher than they were as part of our former parent companies. A significant portion of our cash flows will be dedicated to debt service and will be unavailable for investment, capital expenditures or other operating expenses.

Our ability to make payments on our existing and future debt and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future, which is largely subject to general economic, financial, competitive, regulatory, legislative and other factors that are beyond our control. Cost containment and lower reimbursement levels relative to increases in cost by third party payors, including federal and state governments, could have a significant negative impact on our business and on our cash flows. Our operating margins continue to be under pressure because of continuing regulatory scrutiny and growth in our operating expenses, such as product and labor costs.

As a result of these and other factors, we cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we do not generate or are unable to borrow sufficient amounts of cash on satisfactory terms to meet these needs, we may need to seek to refinance all or a portion of our indebtedness on or before maturity, sell assets, curtail discretionary capital expenditures or file for bankruptcy protection.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.

We expect our senior secured credit facility will contain certain covenants and other restrictions that, among other things, will require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to pay dividends, incur additional indebtedness and create liens. The restrictions and covenants in our expected financing arrangements may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

We will no longer be able to rely on our former parent companies for diversification of business risk or to provide capital resources.

Before the transaction, we were operated as separate businesses of two different companies. Following the transaction, we will have less financial and other resources than our former parent companies. Our ability to satisfy our obligations and maintain profitability will be solely dependent upon our performance and we will not be able to rely upon the financial and other resources of our former parent companies.

We may be required to satisfy certain indemnification obligations to our former parent companies or may not be able to collect on indemnification rights from our former parent companies.

Under the terms of the master transaction agreement, AmerisourceBergen and Kindred will severally and not jointly indemnify us, and we will indemnify each of AmerisourceBergen and Kindred, for all damages, liabilities and expenses resulting from a breach by the applicable party of the covenants contained in the master transaction agreement. AmerisourceBergen and Kindred will severally and not jointly indemnify us for all damages, liabilities and expenses incurred by us relating to the entities, assets and liabilities retained by the applicable parent company, and we will indemnify AmerisourceBergen and Kindred for all damages, liabilities and expenses incurred by each of them relating to our entities, assets and liabilities. AmerisourceBergen and Kindred will severally and not jointly indemnify us against all damages, liabilities and expenses resulting from a breach of their respective representations and warranties in the master transaction agreement, provided that each parent company will only be liable to us for breaches of its representations and warranties to the extent our damages from such breaches exceed $30 million in the aggregate (and only to the extent that our damages exceed $30 million) and each parent company will generally not be liable for damages in excess of $155 million. The representations and warranties in the master transaction agreement will survive the effective time for a period of 15 months.

In addition, AmerisourceBergen and Kindred will severally and not jointly indemnify us, and we will indemnify each of AmerisourceBergen and Kindred, for all damages, liabilities and expenses resulting from a breach by the applicable party of any of the representations, warranties or covenants contained in the tax matters agreement. We will also indemnify each of AmerisourceBergen and Kindred for all damages, liabilities and expenses arising out of any tax imposed with respect to the applicable spin-off if such tax is attributable to any act, any failure to act or any omission by us or any of our subsidiaries. AmerisourceBergen and Kindred will severally and not jointly indemnify us for all damages, liabilities and expenses relating to pre-closing taxes or taxes imposed on us or our subsidiaries because PharMerica LTC or KPS was part of the consolidated return of the applicable parent company, and we will indemnify each of AmerisourceBergen and Kindred for all damages, liabilities and expenses relating to post-closing taxes of us or our subsidiaries.

The indemnification obligations described above could be significant and we cannot presently determine the amount, if any, of indemnification obligations for which we will be liable or for which we will seek payment from our former parent companies. Our ability to satisfy these indemnities will depend upon our future financial performance. Similarly, the ability of our former parent companies to satisfy any such obligations to us will depend on their respective future financial performance. We cannot assure you that we will have the ability to satisfy any substantial obligations to our former parent companies or that our former parent companies will have the ability to satisfy any substantial indemnity obligations to us.

Certain members of our board of directors are officers and/or directors of our former parent companies and after the transaction, certain members of our management will continue to own common stock of our former parent companies.

Three of our directors will continue to serve in their capacities as officers and directors of our former parent companies. Paul J. Diaz will continue to serve as President, Chief Executive Officer and a member of the board of directors of Kindred. Edward L. Kuntz will continue to serve as Executive Chairman of the board of directors of Kindred. David Yost will continue to serve as Chief Executive Officer and a member of the board of directors of AmerisourceBergen. In addition, certain members of management will continue to own common stock of our former parent companies after the transaction. The service of Mr. Diaz, Mr. Kuntz and Mr. Yost on our board of directors and their continued service as officers and directors of our respective former parent companies as well as the ownership of common stock of our former parent companies by our management and directors, could create, or appear to create, potential conflicts of interest for these officers and directors when faced with decisions that could have implications for either of our former parent companies and us.

Risk Factors Relating to our Business

Intense competition may erode our profit margins.

The distribution of pharmaceuticals to healthcare facilities is highly competitive. In each geographic market, there are national, regional and local institutional pharmacies and numerous local retail pharmacies, which provide services comparable to those offered by our pharmacies and which may have greater financial and other resources than we do and may be more established in the markets they serve than we are. On a nationwide basis, Omnicare, Inc. is our largest competitor, with approximately $6.5 billion in net sales for the year ended December 31, 2006 based upon its annual report on Form 10-K for the same period. We also compete against regional and local pharmacies that specialize in long-term care. Because relatively few barriers to entry exist in the local markets we serve, we may encounter substantial competition from local market entrants. Competitive pricing pressures may adversely affect our future operating revenue and profitability.

Our operating revenue and profitability may suffer upon the loss of a significant customer.

The loss of any significant customer could adversely affect future operating revenue and profitability. We derived approximately 10% of our pro forma revenues for the year ended December 31, 2006 from our pharmacy services agreement with Ceres Strategies, Inc. to provide Beverly Enterprises, Inc. and Golden Gate National Senior Care LLC with institutional pharmacy services for the skilled nursing and long-term care facilities operated by subsidiaries of those companies. This agreement has a term of five years. Ceres Strategies, Inc., which we refer to as Ceres, is the affiliated healthcare procurement company for Beverly Enterprises, Inc., Golden Gate National Senior Care LLC and their subsidiaries. We derived approximately 13% of our pro forma revenues for the year ended December 31, 2006 from our pharmacy services relationship with Kindred, which includes revenue generated from all payor sources for residents in these facilities.

If we were to lose all or a substantial portion of our customer relationship with either Ceres or Kindred or if we were only able to continue these relationships on less favorable terms this would have a material adverse affect on our operating revenue and results of operations. If Kindred receives a proposal from a third party offering to provide the services currently provided by KPS to all Kindred facilities within one or more states at a more competitive price, Kindred may accept the alternative proposal and terminate its contracts at the applicable facilities if KPS chooses not to match the terms of the alternative proposal. In addition, either party may terminate the master pharmacy provider agreement for cause, a facility may terminate an individual contract upon a change in control of such facility or the occurrence of certain other events and Kindred may terminate the master pharmacy provider agreement if 20 or more individual contracts governed by the agreement are terminated by Kindred for cause.

Furthermore, many of our customer contracts, as is typical in the industry, have a relatively short duration and/or can be terminated by either party for any reason upon 30 to 60 days written notice. As a result, a significant portion of our operating revenues may decrease in a relatively short period. In addition, some of our customers may seek to insource the provision of pharmaceuticals to patients in their facilities by establishing an internal pharmacy.

Legal and regulatory changes reducing reimbursement rates for pharmaceuticals and/or medical treatments or services may reduce our profitability.

The sources and amounts of our revenues are determined by a number of factors, including licensed bed capacity and occupancy rates of our customers, the acuity of patients and the rates of reimbursement among payors. Changes in the acuity of the patients, as well as payor mix among private pay, Medicare and Medicaid, in our customers’ facilities will significantly affect our profitability.

We depend on reimbursement from government-sponsored programs, such as Medicare and Medicaid. For the year ended December 31, 2006, we derived 55% of our pro forma revenues from Medicare, 17% from

Medicaid and approximately 28% from private payors, such as commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers.

Several of our contracts with healthcare providers are multi-year contracts from which we derive profit based upon reimbursement rates for pharmaceuticals and/or medical treatments. Both our own profit margins and the profit margins of our customers may be adversely affected by laws and regulations reducing reimbursement rates. These contracts cannot be terminated or amended in the event of such legal and regulatory changes. Accordingly, such changes may have the effect of reducing, or even eliminating, our profitability on such contracts until the end of the applicable contract periods.

The Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, included a major expansion of the Medicare program with the addition of a prescription drug benefit under the new Medicare Part D program. Effective January 1, 2006, Medicare beneficiaries became eligible to enroll in prescription drug plans offered and administered by private entities and became eligible for coverage of outpatient prescription drugs. Medicare beneficiaries who have all or a substantial portion of their prescription drug costs covered by the new Medicare drug benefit include those skilled nursing facility residents who are also eligible for Medicaid (so-called “dual eligibles”). Medicare Part D shifted prescription drug coverage for dual eligibles from Medicaid to Medicare and the aforementioned prescription drug plans. Medicare beneficiaries who choose to participate in Medicare Part D select from a range of stand-alone prescription drug plans or Medicare Advantage managed care plans that include prescription drug coverage along with other Medicare services, which we refer to as Part D Plans. For more information about Medicare Part D, see “Our Business – Government Regulation.” At this time, we cannot assess the overall impact of Medicare Part D on our institutional pharmacy business. The impact of these regulations depends upon a variety of factors, including our ongoing relationships with the Part D Plans and the patient mix of our customers. The Medicare Part D program may reduce revenue and impose additional costs to the industry. The transition to Medicare Part D may continue to result in reimbursement delays and increased administrative costs as we attempt to properly bill and collect payments from various Part D Plans. In addition, we cannot assure you that Medicare Part D and the regulations promulgated under Medicare Part D will not have a material adverse effect on our institutional pharmacy business.

Our pharmacies receive rebates from pharmaceutical manufacturers for undertaking certain activities that the manufacturers believe may increase the likelihood that their respective products will be dispensed. The Centers for Medicare & Medicaid Services, or CMS, of the U.S. Department of Health and Human Services, or HHS, has questioned whether long-term care pharmacies should be permitted to receive discounts, rebates and other price concessions from pharmaceutical manufacturers with respect to prescriptions covered under the Medicare Part D benefit. CMS has stated that while such rebates could raise fraud and abuse concerns, they are not prohibited. CMS is requiring Part D Prescription Drug Plan Sponsors, which we refer to as Plan Sponsors, to have policies and systems in place to protect beneficiaries and reduce costs when long-term care pharmacies receive manufacturer rebates. In recent guidance issued to Plan Sponsors effective for 2007, CMS instructed Plan Sponsors to obtain full disclosure from long-term care pharmacies of all discounts, rebates or other remuneration that such pharmacies receive from drug manufacturers and has issued guidelines regarding the information required. CMS has also issued draft reporting requirements for 2008 which would, among other things, require disclosure of non-rebate discounts and price concessions provided to long-term care pharmacies. CMS is accepting comments on this draft until April 16, 2007. It is possible that these disclosure requirements and others imposed by CMS could have an adverse effect on our business and results of operations. Our business could be adversely affected if CMS should take any action that has the effect of eliminating or significantly reducing the rebates that we receive from pharmaceutical manufacturers.

In addition, effective January 1, 2007, new rules promulgated under the Deficit Reduction Act of 2005, or DRA, change the federal upper payment limit for Medicaid reimbursement from 150% of the lowest published price for a drug (which is usually the average wholesale price) to 250% of the lowest average manufacturer price, or AMP. On December 22, 2006, CMS issued a proposed rule to establish a new calculation for AMP. CMS is required to issue final regulations on AMP calculation methodology by July 1, 2007. We expect the use of an

AMP benchmark to result in a reduction in the Medicaid reimbursement rates for certain generic pharmaceuticals. Moreover, on February 5, 2007, President Bush issued the proposed federal fiscal year 2008 budget which would, among other things, further reduce the federal upper limit reimbursement for multiple source drugs to 150 percent of the AMP of the lowest priced drug in the group, and allow states to use private sector formulary management techniques to leverage greater discounts through negotiations with drug manufacturers. There can be no assurance that changes in reimbursement formula under the DRA or future legislation will not have an adverse impact on our business and results of operations.

Average wholesale price, or AWP, is a pricing benchmark published by First DataBank, Inc. AWP is widely used to calculate a portion of the Medicaid and Medicare Part D drug reimbursements payable to pharmacy providers. First DataBank recently agreed to a proposed settlement of a legal proceeding that would require it to stop publishing AWP two years after the settlement becomes effective unless a competitor is publishing AWP at that time. First DataBank would also be required to change the way it calculates AWP during the two-year interim period. The settlement agreement is not yet final, and we are evaluating the potential impact that the settlement could have on our business. There can be no assurance that the settlement, if finalized, would not have an adverse impact on our business.

If we or our customers fail to comply with Medicare and Medicaid regulations, we may be subjected to penalties or loss of eligibility to participate in these programs.

The Medicare and Medicaid programs are highly regulated. These programs are also subject to frequent and substantial changes. If we or our customers’ facilities fail to comply with applicable reimbursement laws and regulations, whether purposely or inadvertently, our reimbursement under these programs could be curtailed or reduced and our eligibility to continue to participate in these programs could be adversely affected. Federal or state governments may also impose other penalties on us for failure to comply with the applicable reimbursement regulations. Failure by our customers to comply with these or future laws and regulations could result in our inability to provide pharmacy services to these customers and their residents.

Among these laws is the federal anti-kickback statute. This statute prohibits anyone from knowingly and willfully soliciting, receiving, offering or paying any remuneration with the intent to refer, or to arrange for the referral or order of, services or items payable under a federal healthcare program. Courts have interpreted this statute broadly. Violations of the anti-kickback statute may be punished by a criminal fine of up to $25,000 for each violation or imprisonment, civil money penalties of up to $50,000 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in federal health care programs, including Medicare and Medicaid. This law impacts the relationships that we may have with potential referral sources. We have a variety of relationships with potential referral sources, including hospitals and skilled nursing facilities with which we have contracted to provide pharmacy services. Those referral sources would include hospitals and other facilities owned by Kindred. The Office of Inspector General at HHS, or OIG, among other regulatory agencies, is responsible for identifying and eliminating fraud, abuse or waste. The OIG carries out this responsibility through a nationwide program of audits, investigations and inspections. The OIG has promulgated safe harbor regulations that outline practices that are deemed protected from prosecution under the anti-kickback statute. While we endeavor to comply with the applicable safe harbors, certain of our current arrangements may not qualify for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the anti-kickback statute, but may subject the arrangement to greater scrutiny. We cannot assure you that practices that are outside of a safe harbor will not be found to violate the anti-kickback statute.

The anti-kickback statute and similar state laws and regulations are expansive. We do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects and our business reputation could suffer significantly. If we fail to comply with the anti-kickback statute or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. In addition, we are unable to predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or their impact.

Continuing government and private efforts to contain healthcare costs may reduce our future revenue.

We could be adversely affected by the continuing efforts of government and private payors to contain healthcare costs. To reduce healthcare costs, payors seek to lower reimbursement rates, limit the scope of covered services and negotiate reduced or capped pricing arrangements. For example, President Bush’s proposed federal fiscal year 2008 budget includes legislative and administrative proposals that would reduce Medicare spending by approximately $5.3 billion in fiscal 2008 and $75.8 billion over five years. Among other things, the budget would provide no update to Medicare payment rates for skilled nursing facilities in 2008 and a negative 0.65 percent adjustment to the rates annually thereafter. The budget also would move toward site-neutral post-hospital payments to limit inappropriate incentives for five conditions commonly treated in both skilled nursing facilities and inpatient rehabilitation facilities. In addition, the budget proposal includes a series of proposals impacting Medicaid, including legislative and administrative changes that would reduce Medicaid payments by almost $26 billion over five years. While many of the proposed policy changes would require congressional approval to implement, we cannot assure you that reimbursement payments under governmental and private third party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement under these programs. Any changes that lower reimbursement rates under Medicare, Medicaid or private pay programs could result in a substantial reduction in our net operating revenues. Our operating margins may continue to be under pressure because of deterioration in reimbursement, changes in payor mix and growth in operating expenses in excess of increases, if any, in payments by third party payors.

Healthcare reform could adversely affect the liquidity of our customers which would have an adverse effect on their ability to make timely payments to us for our products and services.

Healthcare reform and legislation may have an adverse effect on our business through decreasing funds available to our customers. Limitations or restrictions on Medicare and Medicaid payments to our customers could adversely impact the liquidity of our customers, resulting in their inability to pay us, or to timely pay us, for our products and services. This inability could have a material adverse effect on our financial position, results of operations and liquidity.

The changing U.S. healthcare industry and increasing enforcement environment may negatively impact our business.

Our products and services are part of the structure of the healthcare financing and reimbursement system currently existing in the United States. In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs and government spending. These changes include an increased reliance on managed care, cuts in Medicare funding affecting our healthcare provider customer base and consolidation of competitors, suppliers and customers.

In January 2005, CMS issued final regulations on Medicare Part D which became effective on January 1, 2006. Most of the nursing center residents that we serve whose drug costs were previously covered by state Medicaid programs are dual eligibles who qualify for the new Medicare drug benefit. Accordingly, since January 1, 2006, Medicaid is no longer a primary payor for the pharmacy services provided to these residents.

We expect the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental support of healthcare services or adverse changes in legislation or regulations governing prescription drug pricing, healthcare services or mandated benefits, may cause healthcare providers to reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services. If we are unable to adjust to changes in the healthcare environment, it could have a material adverse effect on our financial position, results of operations and liquidity.

Further, both federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the healthcare area. The OIG and the U.S. Department of Justice have, from time to time, established national enforcement initiatives, targeting all providers of a particular type, that focus on specific billing practices or other suspected areas of abuse. In addition, under the federal False Claims Act, private parties have the right to bring “qui tam” whistleblower lawsuits against companies that submit false claims for payments to the government. A number of states have adopted similar state whistleblower and false claims provisions.

Further consolidation of managed care organizations and other third-party payors may adversely affect our profits.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the U.S. population are increasingly served by a small number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures. To the extent that these organizations terminate us as a preferred provider, engage our competitors as a preferred or exclusive provider or demand discounted fee structures, our business could be materially and adversely affected.

Possible changes in or our failure to satisfy our manufacturers’ rebate programs could adversely affect our results of operations.

We currently earn rebates from certain manufacturers of pharmaceutical products for meeting tiered market share and purchase volumes. There can be no assurance that pharmaceutical manufacturers will continue to offer these rebates or that we will continue to satisfy the tiered market share and purchase volumes. The termination of such programs or our failure to satisfy the tiered market share and volumes may have an adverse affect on our cost of goods sold and our financial position, results of operations and liquidity.

If we or our customers fail to comply with licensure requirements, laws and regulations in respect of healthcare fraud or other applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

Our pharmacies must be licensed by the state board of pharmacy in the state in which they operate. Many states also regulate out-of-state pharmacies that are delivering prescription products to patients or residents in their states. The failure to obtain or renew any required regulatory approvals or licenses could adversely impact the operation of our business. In addition, the healthcare facilities we service are also subject to extensive federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these healthcare facilities to comply with these or future regulations or to obtain or renew any required licenses could result in our inability to provide pharmacy services to these facilities and their residents and could have a material adverse effect on our financial position, results of operations and liquidity.

While we believe that we are in substantial compliance with all applicable laws, many of the regulations applicable to us, including those relating to marketing incentives offered by pharmaceutical suppliers, and rebates paid by pharmaceutical manufacturers are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations. These changes may be material and may require the expenditure of material funds to implement. We believe that the regulatory environment surrounding most segments of the healthcare industry remains intense. Federal and state governments continue to impose intensive enforcement policies resulting in a significant number of inspections, citations of regulatory deficiencies and other regulatory sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, bans on Medicare and Medicaid payments and fines. If we or our customers fail to comply with the extensive applicable laws and regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations regardless of whether we have actually been involved in any violations or wrong-doing.

Federal and state medical privacy regulations may increase the costs of operations and expose us to civil and criminal sanctions.

We must comply with extensive federal and state requirements regarding the transmission and retention of health information. The Health Insurance Portability and Accountability Act of 1996, referred to as HIPAA, was enacted to ensure that employees can retain and at times transfer their health insurance when they change jobs, to enhance the privacy and security of personal health information and to simplify healthcare administrative processes. The law requires the adoption of standards for the exchange of electronic health information. Based upon current information, we believe we will be able to fully comply with HIPAA requirements, but at this time, we cannot estimate the cost of compliance or if implementation of the HIPAA standards will result in an adverse effect on our operations or profitability or that of our customers. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on our business.

Acquisitions, investments and strategic alliances that we have made or may make in the future may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

We have made, as part of our parent companies, and anticipate that we may continue to make acquisitions of, investments in and strategic alliances with complementary businesses to enable us to capitalize on our position in the geographic markets in which we operate and to expand our businesses in new geographic markets. At any particular time, we may be in various stages of assessment, discussion and negotiation with regard to one or more potential acquisitions, investments or strategic alliances, not all of which, if any, will be consummated. Our growth plans rely, in part, on the successful completion of future acquisitions. If we are unsuccessful, our business would suffer.

We intend to make public disclosure of pending and completed acquisitions when appropriate or required by applicable securities laws and regulations. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, amortization of certain intangible assets of acquired companies, and expenses that could have a material adverse effect on our financial position, results of operations and liquidity. Acquisitions involve numerous risks and uncertainties, including, without limitation:

•	difficulties integrating acquired operations, personnel and information systems, or in realizing projected efficiencies and cost savings,

•	diversion of management’s time from existing operations,

•	potential loss of key employees or customers of acquired companies,

•	inaccurate assessment of assets and liabilities and exposure to undisclosed or unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare laws,

•	increases in our indebtedness and a limitation on our ability to access additional capital when needed, and

•	failure to operate acquired facilities profitably or to achieve improvements in their financial performance.

If we fail to comply with our Corporate Integrity Agreement, we could be subject to severe sanctions, including stipulated monetary penalties and exclusion from the federal healthcare programs.

We are subject to the terms of a Corporate Integrity Agreement, or CIA, entered into between PharMerica LTC, PharMerica Drug Systems, Inc., and their subsidiaries, which we refer to collectively as PharMerica, and the OIG, on March 29, 2005. Under the CIA, PharMerica agreed to continue its comprehensive compliance program, which includes a corporate compliance officer, a corporate compliance committee, a Code of Ethics and Business Conduct, written policies and procedures, educational and training initiatives, review and disciplinary procedures, a confidential disclosure program, an ineligible persons screening program, and internal audit and review procedures, all designed to promote compliance with applicable laws, including federal healthcare program requirements, and the promotion of ethical business practices. PharMerica is also subject to extensive reporting requirements under the CIA, including annual reports describing PharMerica’s compliance activities, and notices of any government investigations or legal proceedings, overpayments received from federal health care programs, and changes in pharmacy locations and new business units. The term of the CIA is five years, and ends on March 29, 2010. PharMerica is required to comply fully and timely with all the CIA requirements. Failure to do so may lead to the imposition of stipulated penalties, including substantial monetary penalties and exclusion from participation in federal health care programs, including Medicare and Medicaid. Any such sanctions could have a material adverse effect on our financial position, results of operations, and liquidity.

If we fail to establish and maintain an effective system of internal controls, we may not be able to accurately report our financial results.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report in our Annual Report on Form 10-K for the fiscal year ending December 31, 2008 that assesses the effectiveness of our internal control over financial reporting. We also will be required to obtain an attestation report of our independent registered public accounting firm on our management’s assessment of, and operating effectiveness of, our internal controls over financial reporting. Significant use of resources, both internal and external, will be required to make the requisite evaluation of the annual effectiveness of our internal controls over financial reporting. While we believe we will have adequate internal controls over financial reporting and will meet our obligations, there can be no assurance that we will be able to complete the work necessary for our management to issue our report in a timely manner or that management or our independent registered public accounting firm will conclude that our internal controls over financial reporting are effective. If we fail to have, or management or our independent registered public accounting firm is unable to conclude that we maintain, effective internal controls and procedures for financial reporting, we could be unable to provide timely and reliable financial information which could have a material adverse effect on our financial position, results of operations and liquidity. In addition, the market price of our common stock could be adversely affected if we or our independent registered public accounting firm were not able to conclude that our internal controls over financial reporting are effective.

Risks generally associated with our sophisticated information systems may adversely affect our operating results.

We rely on sophisticated information systems in our business to obtain, rapidly process, analyze, and manage data to facilitate the dispensing of prescription and non-prescription pharmaceuticals in accordance with physician orders and deliver those medications to patients and long-term care residents on a timely basis; to manage the accurate billing and collections for thousands of customers; and to process payments to suppliers. Our business and results of operations may be materially adversely affected if these systems are interrupted or damaged or if they fail for any extended period of time.

We purchase a significant portion of our pharmaceutical products from one supplier.

We are required to purchase 95% of our pharmaceutical products from AmerisourceBergen, one of our former parent companies, pursuant to the prime vendor agreement. See “Additional Agreements with

AmerisourceBergen and Kindred – Prime Vendor Agreement.” If the prime vendor agreement were terminated or AmerisourceBergen failed to deliver products in accordance with the prime vendor agreement, there can be no assurance that our operations would not be disrupted or that we could obtain the products at similar cost or at all. In this event, failure to satisfy our customers’ requirements would result in defaults under these customer contracts subjecting us to damages and the potential termination of those contracts. Such events could have a material adverse effect on our financial position, results of operations and liquidity.

We primarily obtain our information services from one provider.

We obtain substantially all of our information services from Kindred, one of our former parent companies, pursuant to the information services agreement. See “Additional Agreements with AmerisourceBergen and Kindred – Information Services Agreement.” If the information services agreement were terminated or Kindred failed to deliver services in accordance with the information services agreement, there can be no assurance that our operations would not be disrupted or that we could obtain the necessary information services and support at similar cost or at all. This could result in our failure to satisfy our customers’ requirements or comply with certain of our financial or regulatory reporting requirements, which could have a material adverse effect on our financial position, results of operations and liquidity.

Failure of key third parties to provide reliable products or services, such as our information services, in a timely manner could cause delays in the delivery of our services, which could damage our reputation, cause us to lose customers and negatively impact our growth.

We are dependent on third parties, such as Kindred which will provide substantially all of our information system services. Kindred is not in the business of providing comprehensive information technology outsourcing services to third parties and does not have any prior experience providing comprehensive outsourcing information technology services for any third party. If Kindred or other third parties upon whom we are dependent fail to devote sufficient time and resources to us or if their performance is substandard, our business may be harmed. Any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the reliability or operation of our business, which could cause us to experience difficulty retaining current customers and attracting new customers. In addition, our brand, reputation and growth could be negatively impacted.

We are highly dependent on our senior management team and our pharmacy professionals.

We are highly dependent upon the members of our senior management and our pharmacists and other pharmacy professionals. Our business is managed by a small number of senior management personnel. If we were unable to retain these persons, we might be materially adversely affected due to the limited pool of senior management personnel with significant experience in our industry. Accordingly, we believe we could experience significant difficulty in replacing key management personnel. We expect that any employment contracts we enter into with our key management personnel will be subject to termination without cause by either party. Moreover, although the majority of the members of our senior management team have significant experience in the pharmaceutical industry, they are all new employees of NewCo and will need time to fully assess and understand NewCo’s business and operations. We can offer no assurance how long these members of senior management will choose to remain with NewCo.

In addition, our continued success depends on our ability to attract and retain pharmacists and other pharmacy professionals. Competition for qualified pharmacists and other pharmacy professionals is intense. The loss of pharmacy personnel or the inability to attract or retain sufficient numbers of qualified pharmacy professionals could adversely affect our business. Although we generally have been able to meet our staffing requirements for pharmacists and other pharmacy professionals, our inability to do so in the future could have a material adverse effect on our financial position, results of operations and liquidity.

Risk Factors Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to sell your shares at or above the initial market price of our stock following the transaction.

Prior to the transaction, there has been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this preliminary information statement;

•	if our business does not fit the investment objectives of the stockholders of our former parent companies, causing them to sell our shares after the transaction;

•	actual or anticipated fluctuations in our operating results;

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for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance;

•	regulatory changes that could impact our business; and

•	general economic and industry conditions.

In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Certain provisions of our certificate of incorporation and bylaws and provisions of Delaware law as well as certain provisions of agreements entered into in connection with the transaction could delay or prevent a change of control that you may favor.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and bylaws, among other things, will:

•	prohibit stockholder action except at an annual or special meeting. Specifically, this means our stockholders will be unable to act by written consent;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders. Advance notice of such proposals or nominations will be required;

•	regulate how special meetings of stockholders may be called. Our stockholders will not have the right to call special meetings;

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authorize our board of directors to issue preferred stock in one or more series, without stockholder approval. Under this authority, our board of directors could adopt a rights plan which could ensure continuity of management by rendering it more difficult for a potential acquiror to obtain control of us; and

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require an affirmative vote of the holders of three-quarters or more of the combined voting power of our common stock entitled to vote in the election of our directors in order for the stockholders to amend our bylaws.

See “Statutory, Charter and Bylaw Provisions” for a more detailed summary of these and other provisions in the certificate of incorporation and bylaws.

In addition, because we have not chosen to be exempt from Section 203 of the DGCL, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15% of the corporation’s outstanding voting stock.

An acquisition of our stock or further issuance of our stock could cause AmerisourceBergen or Kindred to recognize a taxable gain on the spin-off of PharMerica LTC or KPS, respectively. See “The Transaction – Material U.S. Federal Income Tax Consequences of the Transaction.” Under the tax matters agreement we would be required to indemnify our former parent companies for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Several of the agreements that we will enter into with our former parent companies at closing will require us to obtain the consent of one or both of our former parent companies prior to assigning our rights and obligations under such agreements. In addition some of the agreements that we will enter at closing, including certain transition services agreements, may be modified upon a change of control of our company. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable. See “Additional Agreements with AmerisourceBergen and Kindred” for a more detailed description of these agreements.

Our ability to pay dividends is limited by our financial results and our debt instruments and we do not anticipate paying any distributions in the foreseeable future.

We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay dividends or other cash distributions on our common stock in the foreseeable future. See “Dividend Policy.” In connection with the transaction, we expect to enter into a senior secured credit facility providing for both term and revolving credit borrowings. The new senior secured credit facility will likely contain affirmative and negative covenants that, among other things, would require us to satisfy certain financial tests and maintain certain financial ratios. We expect that the new senior secured credit facility will likely also limit our ability to declare and pay dividends or other distributions on our shares of common stock. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board of directors, which will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board of directors may deem relevant.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this preliminary information statement. These forward-looking statements relate to our outlook or expectations for earnings, revenues, results of operations, financing plans, expenses, competitive position or other future financial or business performance, strategies or expectations or the impact of legal or regulatory matters on our business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to our plans, intentions, expectations, objectives or goals, including those relating to the benefits of the transaction;

•

statements relating to our future performance, business prospects, revenue, income and financial condition and competitive position following the transaction, and any underlying assumptions relating to those statements; and

•

statements preceded by, followed by or that include the words “anticipate,” “approximate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will” or similar expressions.

These statements reflect our judgment based upon currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements. With respect to these forward-looking statements, we have made assumptions regarding, among other things, customer growth and retention, pricing, operating costs, technology and the economic and regulatory environment.

Future performance cannot be ensured. Actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that could cause our actual results to differ include, without limitation:

•	changes in or the failure to achieve the underlying assumptions and expectations related to the transaction;

•	availability of financial and other resources to us after the transaction;

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our different capital structure as a stand-alone, publicly traded company, including our access to capital, credit ratings, indebtedness and ability to raise additional financings and operate under the terms of our debt obligations;

•	a determination by the IRS that the transaction should be treated as a taxable transaction, in whole or in part, and any tax liabilities and indemnification obligations related thereto;

•	our ability to operate under the terms of the tax matters agreement, including the covenants and restrictions which limit our discretion in the operation of our business;

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certain conflicts of interest, including, without limitation, conflicts resulting from continuing relationships with our former parent companies, overlapping directorships between us and our former parent companies, and ownership by our management of the common stock of our former parent companies;

•	the effects of intense competition in the markets in which we operate;

•	the effects of the loss or bankruptcy of or default by a significant customer, supplier or other entity relevant to our operations;

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our ability to implement our business strategy, including, without limitation, our ability to integrate the formerly separate institutional pharmacy businesses of our former parent companies, including costs associated with such integration, and resolve any dislocations or inefficiencies in connection with the spin-offs and merger;

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our ability to successfully pursue our development activities and successfully integrate new operations, including the realization of anticipated revenues, economies of scale, cost savings and productivity gains associated with such operations;

•	our ability to control costs, particularly labor and employee benefit costs, rising pharmaceutical costs and regulatory compliance costs;

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the effects of healthcare reform and government regulations, interpretation of regulations and changes in the nature and enforcement of regulations governing the healthcare and institutional pharmacy services industries;

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changes in the reimbursement rates or methods of payment from Medicare and Medicaid and other third party payors, or the implementation of other measures to reduce the reimbursement for our services or the services of our customers and the impact of Medicare Part D;

•	our ability, and the ability of our customers, to comply with Medicare or Medicaid reimbursement regulations or other applicable laws;

•	further consolidation of managed care organizations and other third party payors;

•	political and economic conditions nationally, regionally and in the markets in which we operate;

•	natural disasters, war, civil unrest, terrorism, fire, floods, earthquakes, hurricanes or other matters beyond our control;

•	elimination of, changes in or our failure to satisfy pharmaceutical manufacturers’ rebate programs;

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our ability to obtain goods and services provided by our former parent companies under the transition services agreements, information services agreement and prime vendor agreement at comparable prices and on terms as favorable as those obtained under such agreements;

•	our ability to attract and retain key executives, pharmacists and other healthcare personnel;

•	our ability to comply with the terms of our Corporate Integrity Agreement;

•	our ability to ensure and maintain an effective system of internal controls over financial reporting; and

•	other factors, risks and uncertainties referenced in our filings with the U.S. Securities and Exchange Commission, or the SEC, and those factors listed under “Risk Factors.”

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS, ALL OF WHICH SPEAK ONLY AS OF THE DATE OF THIS PRELIMINARY INFORMATION STATEMENT. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PRELIMINARY INFORMATION STATEMENT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR ANY PERSON ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED OR REFERRED TO IN THIS SECTION.

THE TRANSACTION

Reasons for the Transaction

The boards of directors of AmerisourceBergen and Kindred have determined that it is in the best interests of their respective stockholders to combine their institutional pharmacy businesses in a new stand-alone publicly traded company. In making the determination to approve the transaction, AmerisourceBergen’s and Kindred’s respective boards of directors considered that the transaction would:

•	enable investors to invest directly in a stand-alone institutional pharmacy services company;

•	allow Kindred and AmerisourceBergen to focus on their core businesses;

•	allow resources to be applied directly and more efficiently in the institutional pharmacy services business;

•	create a larger and more competitive institutional pharmacy services business;

•	provide the institutional pharmacy services business with direct access to capital to pursue their business strategy; and

•	create more effective equity incentives for the key employees of AmerisourceBergen, Kindred and NewCo.

Reasons of the AmerisourceBergen Board of Directors for the Transaction

The AmerisourceBergen board of directors, after consulting with its legal, financial and other advisors, unanimously determined that the spin-off of PharMerica LTC and the merger of PharMerica LTC with a subsidiary of NewCo are advisable and fair to and in the best interests of AmerisourceBergen, PharMerica LTC and AmerisourceBergen’s stockholders and has approved these transactions. The AmerisourceBergen board of directors considered a number of factors, including the following:

•	Investor Benefits. Following completion of the transaction, investors will be able to invest directly in a stand-alone institutional pharmacy services company.

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Strategic Focus. The transaction will enable AmerisourceBergen to focus on its core business and will provide PharMerica LTC with an opportunity for growth as part of a larger and more competitive organization focused on the institutional pharmacy services business.

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Institutional Pharmacy Focus. The transaction will allow resources and capital to be applied directly and more efficiently towards the institutional pharmacy services business without the constraints applicable to it as part of larger organization that is not focused on the institutional pharmacy business.

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Employee Incentives. The transaction will enable NewCo to compensate PharMerica LTC employees more appropriately by providing equity based incentive compensation tied to the performance of the institutional pharmacy business, rather than AmerisourceBergen as a whole.

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Cash Distribution to AmerisourceBergen. AmerisourceBergen considered the benefits of the cash distribution that it would receive from PharMerica LTC immediately before the consummation of the spin-off. AmerisourceBergen considered that the methodology of calculating the cash distributions would establish an appropriate debt level at NewCo following consummation of the transaction.

With the advice and assistance of its legal, financial and other advisors, AmerisourceBergen conducted a review of the transaction and the other alternatives available to it, including maintaining the status quo, making significant additional investment in PharMerica LTC operations, the sale of PharMerica LTC and a spin-off of PharMerica LTC without combining PharMerica LTC with KPS. AmerisourceBergen’s board of directors determined to pursue the transaction rather than any of the potential alternatives.

The AmerisourceBergen board of directors also considered the potential risks and costs associated with the transaction, including the risks that the benefits sought in the transaction might not be fully realized because of the challenges involved in integrating PharMerica LTC and KPS, the potentially diminished ability to find qualified management personnel and other employees, the impact of the transaction on the net assets and capital of AmerisourceBergen, PharMerica LTC and NewCo, potential increased volatility in financial results due to reduced diversification of the respective businesses of AmerisourceBergen and PharMerica LTC, the long-term growth impact of the transaction on each company, potentially diminished borrowing capacity and non-competition and non-solicitation restrictions arising out of the transaction. The AmerisourceBergen board also considered the potential adverse impact that the transaction may have on future business relationships between AmerisourceBergen and PharMerica LTC, as well as execution risks, including those relating to regulatory clearances, third party consents and financing.

In approving the transaction, the AmerisourceBergen board also considered whether it would be advisable and in the best interests of the stockholders of AmerisourceBergen for its Chief Executive Officer, R. David Yost, to serve on the board of NewCo from the closing of the transaction until the first annual meeting of NewCo in 2008. The AmerisourceBergen board determined that this would be advisable and in the best interests of the stockholders of NewCo because Mr. Yost would bring valuable expertise and experience to the board of NewCo during this important transition period. The AmerisourceBergen board also considered the effect that this new directorship would have on the available time and resources of Mr. Yost and, in consultation with independent legal counsel, considered the impact that this new directorship would have in connection with the performance of fiduciary duties and various other concerns.

The discussion above of the factors considered by the AmerisourceBergen board of directors is not meant to be exhaustive but is believed to include all material factors that the board considered. The AmerisourceBergen board of directors did not quantify or attach any particular weight to the various factors that it considered, and views its decision as being based on the totality of the information it considered. In the judgment of AmerisourceBergen’s board of directors, the benefits of the transaction outweigh the potential risks and costs.

Reasons of the Kindred Board of Directors for the Transaction

The Kindred board of directors, after consulting with its legal, financial and other advisors, unanimously determined that the spin-off of KPS and the merger of KPS with a subsidiary of NewCo are advisable and fair to and in the best interests of Kindred, KPS and Kindred’s stockholders and has approved these transactions. The Kindred board of directors considered a number of factors, including the following:

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Scale and Synergies. Kindred considered the benefits to KPS of combining with PharMerica LTC and determined that the two companies, on a combined basis, would be of a large enough scale that they would be more likely to succeed as a national player in a growing market than either would on a stand-alone basis. In addition, the potential for merger synergies offers an additional opportunity to create value for stockholders.

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Superior Strategic Focus. Following the spin-off and merger, each of Kindred and KPS, as part of NewCo, will have the opportunity to enhance its focus on its respective core businesses and its unique opportunities for long-term growth and profitability.

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Targeted Incentives for Employees. Kindred believes that the transaction will lead to a more direct relationship between efforts of each of Kindred’s and NewCo’s management and its equity-based compensation plans. As stock ownership of management and employees increases through the exercise of stock options and participation in our equity incentive programs, we expect these incentives to grow.

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Regulatory Benefits. As a company operating in the healthcare industry, Kindred’s and each of its units’ business plans is greatly affected by applicable regulations. The narrower focus of each company is intended to allow for greater flexibility in making investments and engaging in business relationships without such regulatory constraints.

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Investor Benefits. Operating as two separate companies will allow for greater transparency of each of Kindred and NewCo to investors, intended to provide investors with a more in-depth understanding of the performance and results of each company. The increased visibility and liquidity that the listing of NewCo on the NYSE offers may also increase the value of stock of NewCo and, indirectly, KPS.

•	Cash Distribution to Kindred. Kindred considered the benefits of the cash distribution that it would receive from KPS immediately before the consummation of the spin-off.

With the advice and assistance of its legal, financial and other advisors, Kindred conducted a thorough review over an extended period of the alternatives for KPS. Among the alternatives that were considered were maintaining the status quo, divesting KPS through a sale to the highest bidder, an initial public offering of KPS stock, a spin-off of KPS without a subsequent merger, and a combination of a split-off or initial public offering of KPS stock with a partial spin-off of KPS. As part of this process, Kindred considered several strategic alternatives to effect the separation of KPS from Kindred, including a third-party offer that was made with a view to a purchase of KPS by a strategic competitor of KPS. After taking into account the less advantageous tax consequences, as well as the antitrust and other regulatory and execution risks and other factors associated with these alternatives, Kindred’s board of directors determined to pursue the transaction rather than any of these alternatives.

The Kindred board of directors also considered the potential risks and costs associated with the spin-off and the merger, including the risks that the benefits sought in the transaction might not be fully realized because of the challenges involved in integrating KPS and PharMerica LTC, the potentially diminished ability to find qualified management personnel and other employees, the impact of the transaction on the net assets and capital of Kindred, KPS and NewCo, potential increased volatility in financial results due to reduced diversification of the respective businesses of Kindred and KPS, the long-term growth impact of the transaction on each company, potentially diminished borrowing capacity and non-competition and non-solicitation restrictions arising out of the transaction. The Kindred board also considered the potential adverse impact that the transaction may have on future business relationships between Kindred and KPS, as well as execution risks, including those relating to regulatory clearances, third party consents and financing.

In approving the transaction, the independent directors of Kindred also considered whether it would be advisable and in the best interests of the stockholders of Kindred for the Chief Executive Officer and Executive Chairman of Kindred, Paul Diaz and Edward Kuntz, respectively, to serve on the board of NewCo from the completion of the transaction until the first annual meeting of NewCo in 2008. The independent directors unanimously determined that this would be advisable and in the best interests of the stockholders of NewCo because Messrs. Diaz and Kuntz would bring valuable expertise and experience to the new board of NewCo during this important transition period. The independent directors also considered the effect that these new directorships would have on the available time and resources of Messrs. Diaz and Kuntz and, in consultation with independent legal counsel, considered the impact that these new directorships would have in connection with the performance of fiduciary duties and various other concerns. Moreover, in view of the intention of Messrs. Diaz and Kuntz to serve on the board of NewCo, the Kindred board met on several occasions in executive session to discuss the transaction, without the presence of management, before reaching a conclusion as to the advisability of the transaction. The independent directors were unanimous in their approval of the transaction.

The discussion above of the factors considered by the Kindred board of directors is not meant to be exhaustive but is believed to include all material factors that the board considered. The Kindred board of directors did not quantify or attach any particular weight to the various factors that it considered, and views its decision as being based on the totality of the information it considered. In the judgment of Kindred’s board of directors, the benefits of the transaction outweigh the potential risks and costs.

Manner of Effecting the Transaction

We have entered into the master transaction agreement that governs the separation and spin-offs of the PharMerica LTC and KPS businesses from AmerisourceBergen and Kindred, respectively, the conversion of shares of PharMerica LTC and KPS common stock into shares of our common stock in the mergers and the distribution of those shares. The master transaction agreement also contains provisions that govern our organization and operations following consummation of the transaction.

Cash Distributions to Parent Companies; NewCo Financing

Immediately prior to the spin-offs, PharMerica LTC will make the AmerisourceBergen cash distribution to AmerisourceBergen and KPS will make the Kindred cash distribution to KHO. The AmerisourceBergen cash distribution and the Kindred cash distribution will each be in an amount equal to 50% of (a) the lesser of (i) $300 million and (ii) three times the last 12 months’ earnings before interest, income taxes, depreciation and amortization of NewCo (giving effect to the consummation of the transaction) or (b) such other amount as is mutually agreed by AmerisourceBergen and Kindred prior to the closing, as adjusted, in the case of (a) or (b), for changes to the working capital of PharMerica LTC or KPS, as applicable, outside of an agreed upon working capital range.

To finance the cash distributions, each of PharMerica LTC and KPS will enter into a financing arrangement prior to the spin-offs in an amount sufficient to fund its cash distribution. We refer to these financings as the initial financings. At closing, we will enter into a new senior secured credit facility in an amount sufficient to refinance the initial financings immediately after closing and to provide us with sufficient cash for operations following the closing.

Spin-offs of PharMerica LTC and KPS

On the closing date, AmerisourceBergen and Kindred will each deliver a single stock certificate representing all of the outstanding shares of common stock of PharMerica LTC and KPS, respectively, to the distribution agent. The distribution agent will hold these shares in trust for the benefit of the holders of record of AmerisourceBergen common stock and Kindred common stock on the record date pending conversion of such shares into shares of our common stock in the mergers. After the spin-offs, AmerisourceBergen and Kindred will not retain any ownership interest in PharMerica LTC or KPS.

The Mergers of PharMerica LTC and KPS with Subsidiaries of NewCo

Immediately after the spin-offs, Hippo Merger Corporation, a Delaware corporation and wholly-owned subsidiary of NewCo, will merge with and into PharMerica LTC, with PharMerica LTC as the surviving corporation, and Rhino Merger Corporation, a Delaware corporation and wholly-owned subsidiary of NewCo, will merge with and into KPS, with KPS as the surviving corporation. After the mergers, we will be a stand-alone, publicly traded company owning and operating KPS and PharMerica LTC through separate wholly-owned subsidiaries.

You are not being asked to take any action in connection with the transaction. You also are not being asked for a proxy or to pay any cash or other consideration or to surrender any of your shares of AmerisourceBergen or Kindred common stock for the shares of our common stock that you will be entitled to receive upon completion of the transaction. For a more detailed description of the terms of the master transaction agreement, see “Master Transaction Agreement.”

Distribution Procedures

Prior to the effective time, we will deposit with the distribution agent for your benefit the shares of our common stock issuable to you in the mergers. At the effective time, AmerisourceBergen and Kindred will instruct the distribution agent to make book-entry credits for the shares of our common stock that you are entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

The Number of NewCo Shares You will Receive

As a result of the transaction, each AmerisourceBergen stockholder will be entitled to receive              shares of our common stock in respect of each share of AmerisourceBergen common stock held on the record date.

As a result of the transaction, each Kindred stockholder will be entitled to receive              shares of our common stock in respect of each share of Kindred common stock held on the record date.

Fractional Shares

You will not receive fractional shares of our common stock in the mergers. The distribution agent will aggregate and sell on the open market the fractional shares of our common stock that would otherwise be issued in the mergers, and if you would be entitled to receive a fractional share of our common stock in connection with the mergers, you will instead receive the net cash proceeds of the sale attributable to such fractional share.

Treatment of Stock Options and Restricted Shares Held by Employees of PharMerica LTC and KPS

Stock Options. For purposes of the applicable AmerisourceBergen and Kindred equity plans, the spin-offs will result in a termination of employment for PharMerica LTC and KPS employees. Options to purchase AmerisourceBergen and Kindred common stock held by these employees that are vested at the time of the spin-offs will remain exercisable for AmerisourceBergen or Kindred common stock, as applicable, for a certain period of time following the spin-offs, as provided for in the relevant equity plan or award agreement. Pursuant to the terms of the relevant equity plans and in accordance with applicable law, AmerisourceBergen or Kindred, as applicable, may, in its sole discretion, adjust the terms and conditions of these vested options (including the number of shares subject to, or the exercise price of, such options) to equitably reflect the transaction.

Options held by PharMerica LTC and KPS employees that are unvested as of the distribution time will cease to represent a right with respect to AmerisourceBergen or Kindred common stock, as applicable, and will be deemed in the spin-offs to be converted into non-qualified stock options to purchase PharMerica LTC or KPS common stock, as applicable, and will then be converted in the mergers into NewCo Options. The NewCo Options will be granted pursuant to the NewCo Omnibus Incentive Plan and will have the same terms and conditions as applied to the respective AmerisourceBergen or Kindred options immediately prior to the transaction. In determining the option price and number of shares of our common stock underlying each NewCo Option, our Compensation Committee will use the “spread” and “ratio” tests set forth in Section 424 of the Code and the regulations promulgated thereunder in order to preserve the pre-distribution intrinsic value of the corresponding unvested AmerisourceBergen and Kindred options. As a result, (i) the number of our common shares subject to each NewCo Option will be equal to the number of shares subject to the original AmerisourceBergen or Kindred option, as applicable, multiplied by a fraction, the numerator of which is the value of AmerisourceBergen or Kindred common stock, as applicable, immediately before the transaction and the denominator of which is the value of our common stock immediately after the transaction and (ii) the exercise price of each NewCo Option will be equal to the exercise price of the original AmerisourceBergen or Kindred option, as applicable, multiplied by a fraction, the numerator of which is the value of our common stock immediately after the transaction and the denominator of which is the value of AmerisourceBergen or Kindred common stock, as applicable, immediately before the transaction. Under no circumstance will a NewCo Option be exercisable after the original expiration date of the related AmerisourceBergen or Kindred option, as applicable.

Restricted Shares. In the spin-offs, PharMerica LTC and KPS employees, as well as AmerisourceBergen and Kindred employees, who hold restricted shares of AmerisourceBergen and Kindred common stock will receive shares of our common stock in the same ratio to their restricted shares of AmerisourceBergen and Kindred common stock as that applicable to holders of unrestricted shares of AmerisourceBergen and Kindred, as the case may be. Shares of our common stock received by holders of AmerisourceBergen restricted stock will continue to be subject to restrictions on vesting and transferability. Shares of our common stock received by holders of Kindred restricted stock will not be subject to restrictions on vesting and transferability.

In connection with the spin-offs, unvested restricted shares of AmerisourceBergen and Kindred common stock held by PharMerica LTC and KPS employees will be cancelled, and we will make substitution grants of restricted shares to these employees pursuant to the NewCo Omnibus Incentive Plan. The substitution grants will have the same terms and conditions as apply to the AmerisourceBergen or Kindred restricted shares immediately before the transaction and will have an equivalent value of the cancelled AmerisourceBergen or Kindred restricted shares, as applicable, based on the value of a share of AmerisourceBergen common stock or Kindred common stock, as applicable, immediately prior to the transaction and a share of our common stock immediately following the transaction and in each case without regard to any restrictions or periods of restriction to which such substitution grant is subject.

Results of the Transaction

After the transaction, we will be a stand-alone, publicly traded company owning and operating what had previously been the institutional pharmacy businesses of AmerisourceBergen and Kindred (excluding AmerisourceBergen’s workers’ compensation services business). Immediately following the transaction, we expect to have approximately 40 million shares of common stock outstanding and approximately 4,700 holders of record for shares of our common stock, based upon the number of record holders of AmerisourceBergen and Kindred common stock on the record date. AmerisourceBergen and Kindred stockholders will each initially own approximately 50% of the outstanding shares of our common stock.

The transaction will not change the number of shares of AmerisourceBergen or Kindred common stock outstanding or affect any rights of AmerisourceBergen or Kindred stockholders. However, the value of shares of AmerisourceBergen and Kindred common stock may decline as a result of the transaction because AmerisourceBergen and Kindred will no longer own their institutional pharmacy services businesses.

Listing and Trading of Our Common Stock

As of the date of this preliminary information statement, there is no public market for our common stock. We have applied for listing of our common stock on the NYSE under the symbol “PMC”. After the transaction, AmerisourceBergen common stock and Kindred common stock will continue to be listed on the NYSE under the symbols “ABC” and “KND”, respectively.

There currently is no trading market for our common stock, although we anticipate that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date. When-issued trading in the context of the transaction refers to trading in NewCo common stock on or before the closing date, prior to issuance of our common stock in the mergers. When-issued trades will generally settle within three days after the closing date. On the first trading day following the closing date, we expect when-issued trading in respect of our common stock to end and regular way trading to begin. Regular way trading typically involves a trade that settles on the third full trading day following the date of the trade. Neither we, AmerisourceBergen nor Kindred can predict the trading prices for our common stock before or after the closing date. See “Risk Factors – Risks Factors Relating to Ownership of Our Common Stock.”

The shares of our common stock distributed to AmerisourceBergen’s and Kindred’s stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the transaction include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, which we refer to as the Securities Act, or an exemption from the registration requirements of the Securities Act. Our affiliates will not be permitted to sell shares of our common stock under Rule 144 until 90 days after the date on which the registration statement of which this preliminary information statement forms a part is declared effective.

Accounting Treatment

The transaction will be accounted for using the purchase method of accounting under accounting principles generally accepted in the United States, with KPS treated as the accounting acquiror. Under the purchase method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. Independent consultants have been engaged to complete appraisals necessary to arrive at the fair values of the assets acquired from PharMerica LTC and to assist management in the related allocations of the deemed purchase price. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of PharMerica LTC. We expect to complete at a later date the appraisals of PharMerica LTC assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon a more detailed independent appraisal may be materially different than that reflected in the unaudited pro forma condensed financial statements presented herein.

Appraisal Rights

No AmerisourceBergen or Kindred stockholder will have any appraisal rights in connection with the transaction.

Material U.S. Federal Income Tax Consequences of the Transaction

The following discussion summarizes the material U.S. federal income tax consequences of the spin-offs, mergers and distribution of our common stock to a U.S. holder (as defined below) of AmerisourceBergen common stock or Kindred common stock that holds such common stock as a capital asset for tax purposes. This discussion is based upon the Code, the Treasury regulations promulgated thereunder, which we refer to as the Treasury Regulations, administrative interpretations and court decisions as in effect as of the date of this preliminary information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. holder” is a beneficial owner of AmerisourceBergen common stock or Kindred common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This summary is of a general nature and does not purport to deal with all tax considerations that may be relevant to a holder in light of that holder’s particular circumstances or to a holder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a holder who holds AmerisourceBergen common stock or Kindred common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a holder who acquired AmerisourceBergen common stock or Kindred common stock pursuant to the exercise of compensatory options or otherwise as compensation.

If a partnership holds the shares of AmerisourceBergen common stock or Kindred common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of AmerisourceBergen common stock or Kindred common stock should consult its tax advisor.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the transaction. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the transaction. Accordingly, we strongly urge each holder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the transaction.

General

It is a condition to closing that (i) AmerisourceBergen receive a private letter ruling from the IRS that concludes, based upon the facts, representations, assumptions and undertakings in the ruling, that the spin-off of PharMerica LTC and the subsequent merger of PharMerica LTC and distribution of our common stock will qualify for tax-free treatment to AmerisourceBergen and its stockholders under Section 355, Section 351 and related provisions of the Code and (ii) Kindred receive a private letter ruling from the IRS that concludes, based upon the facts, representations, assumptions and undertakings in the ruling, that the spin-off of KPS and the subsequent merger of KPS and distribution of our common stock will qualify for tax-free treatment to Kindred and its stockholders under Section 355, Section 351 and related provisions of the Code. Although AmerisourceBergen and Kindred coordinated their discussions with the IRS, each of AmerisourceBergen and Kindred applied for a separate private letter ruling that will only address tax matters relating to its respective company and stockholders. These private letter rulings have been received by both AmerisourceBergen and Kindred.

The IRS rulings do not address all of the issues that are relevant to determining whether the spin-offs, mergers and distribution of our common stock will qualify for tax-free treatment. The issues not addressed by the ruling consist primarily of issues on which the IRS customarily declines to rule. However, it is also a condition to closing that AmerisourceBergen receive an opinion from its special tax counsel, Pepper Hamilton LLP, and Kindred receive an opinion from its special tax counsel, Caplin and Drysdale, Chartered, that the spin-offs of PharMerica LTC and KPS, respectively, and the subsequent mergers and distribution of our common stock will generally qualify for tax-free treatment to you and the applicable parent company for U.S. federal income tax purposes. The opinions are expected to address those issues that are not addressed by the IRS rulings.

If the spin-offs, mergers and distribution of our common stock qualify as tax-free transactions under Section 355, Section 351 and related provisions of the Code:

•

No gain or loss will be recognized by U.S. holders of AmerisourceBergen common stock or Kindred common stock as a result of the spin-offs or the receipt of our common stock in the mergers, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of our common stock.

•

A U.S. holder will recognize gain or loss on any cash received in lieu of a fractional share of our common stock equal to the difference between the amount of cash received in lieu of the fractional share and the holder’s tax basis in the fractional share of our common stock (determined in the manner described in the next bullet point). Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for all of its AmerisourceBergen common stock and Kindred common stock is more than one year as of the closing date of the mergers.

•

The tax basis of AmerisourceBergen common stock or Kindred common stock held immediately before the spin-offs and mergers will be apportioned between such AmerisourceBergen common stock or Kindred common stock and the shares of PharMerica LTC common stock or KPS common stock deemed received in respect thereof in the spin-offs, based upon their relative fair values at the time of the spin-offs. The tax basis of our common stock received in the mergers, including any fractional share of our common stock deemed received, will be the same as the tax basis in the shares of PharMerica LTC common stock or KPS common stock deemed exchanged therefor.

•

The holding period for the PharMerica LTC common stock or KPS common stock deemed received by a U.S. holder in the spin-offs will include the period of time for which such holder held the AmerisourceBergen common stock or Kindred common stock in respect of which the PharMerica LTC common stock or KPS common stock was deemed distributed. The holding period for our common stock received by a U.S. holder in the mergers will include such holder’s holding period for the PharMerica LTC common stock or KPS common stock in respect of which our common stock was distributed.

•

No gain or loss will be recognized by AmerisourceBergen or Kindred as a result of the distribution of shares of PharMerica LTC common stock or KPS common stock, respectively, except with respect to any intercompany items required to be taken into account under Treasury Regulations relating to consolidated tax returns.

Although a private letter ruling is generally binding on the IRS with respect to the party for which it was obtained, if the facts, representations, assumptions or undertakings set forth in the ruling request are incorrect or violated in any material respect, the ruling may be retroactively modified or revoked by the IRS. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court.

If the spin-offs, mergers and distribution of our common stock were not to qualify as tax-free transactions, each of AmerisourceBergen and Kindred would have taxable gain equal to the excess of the fair market value of the PharMerica LTC common stock or KPS common stock, respectively, and the parent company’s tax basis therein. In addition, if the spin-offs were not to qualify as a tax-free transaction, a U.S. holder would be treated as receiving a taxable distribution equal to the fair market value of the PharMerica LTC common stock or KPS common stock deemed received in the spin-offs, which would be taxed (i) as a dividend to the extent of the holder’s pro rata share of the parent company’s current and accumulated earnings and profits (including the gain to the parent company triggered by the spin-off), then (ii) as a non-taxable return of capital to the extent of the holder’s tax basis in the AmerisourceBergen common stock or Kindred common stock with respect to which the distribution was made, and finally (iii) as capital gain with respect to the remaining value.

Even if the spin-offs and mergers otherwise constitute tax-free transactions to you under Section 355, Section 351 and related provisions of the Code, AmerisourceBergen and Kindred may have to recognize corporate level tax on the spin-offs if, as a result of the mergers and any other planned transaction, there is a 50% or greater change of ownership (by vote or value) in PharMerica LTC or KPS. Based on representations made by AmerisourceBergen, Kindred and us as to common ownership in the common stock of AmerisourceBergen and Kindred and as to the absence of any plan or intent to acquire PharMerica LTC, KPS or NewCo stock, the tax opinions described above will conclude that there is no 50% or greater change of ownership for purposes of Section 355(e) as a result of the mergers. We will represent that there is no plan or intention to issue or redeem equity securities in a manner that would cause the 50% threshold to be met. No corporate level tax will be recognized on the spin-offs. If any of our representations are untrue, we breach any of our covenants or we take, or omit to take, certain actions that cause the transaction to be taxable, we are obligated to indemnify Kindred and AmerisourceBergen for any resulting taxes and related expenses. See “Additional Agreements with AmerisourceBergen and Kindred – Tax Matters Agreement.”

Reporting Requirements

Current Treasury Regulations require certain U.S. holders who are “significant distributees” and who receive our common stock pursuant to the spin-offs to attach to their U.S. federal income tax return for the year in which the spin-offs occur a statement setting forth certain information with respect to the transaction. A significant distributee is generally a person who holds five percent or more of AmerisourceBergen common stock or Kindred common stock at the time of the transaction. You should consult your own tax advisor to determine whether you are a significant distributee required to provide the foregoing statement.

DIVIDEND POLICY

Currently, we do not intend to pay dividends on our common stock in the foreseeable future. Instead, we intend to retain all available funds and any future earnings for use in the operation of our business. In connection with the transaction, we will enter into a senior secured credit facility providing for both term and revolving credit borrowings. The new senior secured credit facility will likely contain affirmative and negative covenants that, among other things, would require us to satisfy certain financial tests and maintain certain financial ratios. We expect that the new senior secured credit facility will likely also limit our ability to declare and pay dividends or other distributions on our shares of common stock. The declaration and payment of any future dividends by us will be subject to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial condition and results of operations, our capital requirements, our prospects, debt covenants and other contractual restrictions and such other factors as they may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006, on a pro forma basis adjusted to give effect to (1) the spin-offs of KPS and PharMerica LTC from their respective parent companies, Kindred and AmerisourceBergen, (2) the Kindred and AmerisourceBergen cash distributions and the related financing arrangements to fund the cash distributions, (3) the merger of each of KPS and PharMerica LTC into separate subsidiaries of NewCo and refinancing of the temporary bank financing arrangements with the senior secured credit facility, and (4) the distribution of NewCo common stock to the stockholders of Kindred and AmerisourceBergen.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Financial Information” included elsewhere in this preliminary information statement.

(dollars in thousands)	Pro forma as of December 31, 2006 (unaudited)
Cash and cash equivalents	$—

Debt:
Senior secured credit facility	$260,530
Capital lease obligations	635

Total debt	261,165
Stockholders’ equity	404,354

Total capitalization	$665,519

NEWCO

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The unaudited pro forma condensed financial statements present the combination of the historical financial statements of KPS and PharMerica LTC adjusted to give effect to (1) the spin-offs of KPS and PharMerica LTC from their respective parent companies, Kindred and AmerisourceBergen, (2) the Kindred and AmerisourceBergen cash distributions and the related financing arrangements to fund the cash distributions, (3) the merger of each of KPS and PharMerica LTC into a separate subsidiary of NewCo and the refinancing of the temporary bank financing arrangements with the senior secured credit facility, and (4) the distribution of NewCo common stock to the stockholders of Kindred and AmerisourceBergen.

The unaudited pro forma condensed statement of operations was prepared using (1) the audited consolidated statement of operations of KPS for the year ended December 31, 2006 and (2) the audited statement of operations of PharMerica LTC for the year ended September 30, 2006, each of which is included elsewhere in this preliminary information statement. The unaudited pro forma condensed balance sheet was prepared using (1) the audited consolidated balance sheet of KPS as of December 31, 2006 and (2) the unaudited balance sheet of PharMerica LTC as of December 31, 2006, each of which is included elsewhere in this preliminary information statement.

KPS and PharMerica LTC have determined that the transaction will be accounted for as an acquisition by KPS of PharMerica LTC. The unaudited pro forma condensed financial statements have been prepared using the purchase method of accounting, and are presented as if the transaction had occurred as of January 1, 2006 for purposes of the unaudited pro forma condensed statement of operations, and on December 31, 2006 for purposes of the unaudited pro forma condensed balance sheet.

Under the purchase method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess purchase price allocated to goodwill. Independent consultants have been engaged to complete appraisals necessary to assist management in estimating the fair values of the assets acquired from PharMerica LTC and the related allocations of the deemed purchase price. The estimated fair values included herein are preliminary. We expect to finalize at a later date the appraisals of PharMerica LTC assets at the level of detail necessary to finalize the required deemed purchase price allocation. The final purchase price determination and allocation based upon a more detailed independent appraisal may be materially different than that reflected in the unaudited pro forma condensed financial statements presented herein.

Overall, we estimate that we will incur transition, integration and capitalized acquisition fees and expenses totaling approximately $15 million to complete the transaction, all of which has been reflected in the unaudited pro forma condensed balance sheet. The unaudited pro forma condensed statement of operations does not include the impact of these non-recurring transaction related costs. Upon closing the transaction, we expect to implement a plan to integrate the operations of KPS and PharMerica LTC which will generate certain additional non-recurring charges. Management cannot currently identify the timing, nature and amount of such charges. However, any such charges, which may be substantial, could affect the results of NewCo in the period in which such charges are incurred. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the transaction. The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements and accompanying notes of KPS and PharMerica LTC that are included herein. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of NewCo that would have been reported had the transaction been completed as of the date or period presented, and should not be taken as representative of the future consolidated results of operations or financial condition of NewCo.

NEWCO

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	KPS	PharMerica LTC	Pro forma adjustments
	Fiscal year ended December 31, 2006	Fiscal year ended September 30, 2006
			Financing and dividend		Other adjustments		Pro forma
Revenues	$652,608	$1,199,969	$—		$—		$1,852,577
Cost of goods sold	535,371	848,501	—		151,851	(c)	1,535,051
					(672	)(d)

Gross profit	117,237	351,468	—		(151,179)		317,526
Selling, general and administrative expenses	96,185	323,156	—		(151,851	)(c)	271,557
					(646	)(d)
					3,680	(e)
					3,948	(f)
					(2,915	)(g)

Operating income	21,052	28,312	—		(3,395)		45,969
Interest expense (income)	(104)	6	17,495	(a)	—		17,397

Income from continuing operations before income taxes	21,156	28,306	(17,495)		(3,395)		28,572
Provision for income taxes	8,357	11,549	(6,946	)(b)	(1,348	)(b)	11,612

Income from continuing operations	$12,799	$16,757	$(10,549)		$(2,047)		$16,960

Pro forma earnings per common share:
Basic							$0.42
Diluted							$0.42
Pro forma shares used in computing earnings per common share:
Basic							40,000	(h)
Diluted							40,020	(h)

See accompanying notes.

NEWCO

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

(Dollars in thousands)

	KPS as of December 31, 2006	PharMerica LTC as of December 31, 2006	Pro forma adjustments			Pro forma
			Financing and dividend(i)	Other adjustments
ASSETS
Current assets:
Cash and cash equivalents	$3,730	$6,368	$—	$(10,098	)(j)	$—
Accounts receivable-other	70,364	174,131	—			244,495
Accounts receivable-parent	—	—	—	20,000	(k)	20,000
Inventories	27,975	54,438	—	—		82,413
Deferred tax assets	7,484	22,412	—	—		29,896
Other	2,896	9,123	—	—		12,019

	112,449	266,472	—	9,902		388,823

Property and equipment, net	24,376	39,839	—	(567	)(l)	63,648

Goodwill	45,239	9,265	—	170,898	(m)	216,137
				(9,265	)(n)

Intangible assets less accumulated amortization	38,008	8,250	—	53,690	(o)	91,698
				(8,250	)(n)

Deferred tax assets	—	773	—	(773	)(p)	—

Other	16,712	234	1,500	(7,717	)(q)	7,262
				(3,467	)(r)

Total assets	$236,784	$324,833	$1,500	$204,451		$767,568

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable-other	$11,781	$13,033	$—	$4,033	(r)	$28,847
Accounts payable-parent	4,030	2,392	(4,030)	—		2,392
Other accrued liabilities	17,490	31,410	—	—		48,900
Current portion of capital lease obligations	—	575	—	—		575

	33,301	47,410	(4,030)	4,033		80,714

Long-term debt	—	—	250,000	—		260,530
			1,500
			9,030

Capital lease obligations, net of current portion	—	60	—	—		60

Deferred tax liabilities	1,359	—	—	16,728	(p)	18,087

Deferred credits and other liabilities	3,823	—	—	—		3,823

Stockholders’ equity:
Common stock, $0.01 par value	1	—	—	400	(s)	400
				(1	)(s)

Capital in excess of par value	—	—	—	(400	)(s)	339,337
				1	(s)
				325,000	(m)
				14,736	(t)

Net contributions from parent	133,683	277,363	(250,000)	(10,098	)(j)	—
			(5,000)	20,000	(k)
				(7,717	)(q)
				(14,736	)(t)
				(143,495	)(t)
Retained earnings	64,617	—	—	—		64,617

Total stockholders’ equity	198,301	277,363	(255,000)	183,690		404,354

Total liabilities and stockholders’ equity	$236,784	$324,833	$1,500	$204,451		$767,568

See accompanying notes.

NEWCO

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

NOTE 1 – PRO FORMA ADJUSTMENTS

(a)	To record annual interest expense related to debt borrowings required to (1) fund the AmerisourceBergen cash distribution and the Kindred cash distribution, (2) pay the debt issue costs and (3) reimburse both parent companies at closing for certain integration and transition costs related to the transaction, including the purchase of certain information systems equipment and software. For pro forma purposes, interest expense is computed based upon an estimated interest rate based upon LIBOR plus 1.25%, which is based upon management’s estimate of interest rates, and currently approximates 6.6%. Interest expense also includes the amortization of the debt issue costs over five years, the expected term of the senior secured credit facility. A summary of the interest expense calculation follows (dollars in thousands):

Debt borrowings:
Aggregate dividend payment to parent companies	$250,000
Debt issue costs	1,500
Reimburse parent companies at closing for certain integration costs and information systems equipment and software purchases	9,030

260,530
Interest rate	6.6%

17,195
Amortization of debt issue costs ($1.5 million over five years)	300

Pro forma interest expense	$17,495

A change in interest rate of 1/8th percent would increase or decrease annual interest expense by approximately $325,000.

(b)	To adjust the provision for income taxes to reflect the impact of the pro forma adjustments using a statutory income tax rate of approximately 39.7%, which represents the weighted average statutory income tax rate of KPS and PharMerica LTC for the period presented.

(c)	To reclassify certain selling, general and administrative accounts to cost of goods sold to conform the PharMerica LTC statement of operations presentation to the current KPS and expected NewCo presentations. These expenses consist primarily of personnel and facility costs.

NEWCO

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

(d)	To adjust annual depreciation expense based upon the fair values and estimated remaining useful lives assigned to PharMerica LTC fixed assets based upon a preliminary independent third party appraisal. The adjustment to depreciation assumes an allocation of 51% to cost of goods sold and 49% to selling, general and administrative expenses based upon historical utilization of PharMerica LTC fixed assets. A summary of the calculation by fixed asset class follows (dollars in thousands):

Fixed assets	Fair value	Weighted average useful life (years)	Pro forma annual depreciation expense
Software and computer equipment	$13,041	2.5	$5,147
Pharmacy equipment	11,769	3.4	3,459
Leasehold improvements	6,930	4.2	1,650
Other equipment	5,694	3.9	1,471
Capital lease equipment	1,838	3.9	471

	$39,272	3.2	12,198

Historical depreciation expense recorded by PharMerica LTC for the fiscal year ended September 30, 2006			(13,516)

Depreciation expense adjustment			$(1,318)

Allocation of reduced depreciation expense:
Cost of goods sold			$(672)
Selling, general and administrative expenses			(646)

			$(1,318)

(e)	To record compensation expense for the chief executive officer of NewCo based upon an employment agreement entered into on January 14, 2007. The annual compensation expense components of the agreement are as follows (dollars in thousands):

Base salary	$700
Estimated annual expense of restricted stock awards	2,539
Estimated annual expense of the fair value of stock option awards	1,079

4,318
Eliminate from historical operating results the aggregate allocations of parent company chief executive officer compensation expense	(638)

$3,680

Additional cash compensation may be earned annually by the chief executive officer for achieving annual performance goals. Additional compensation expense for other new senior management employees has not been included since such amounts cannot be quantified until employment agreements are executed. See “Management – Compensation Discussion and Analysis.”

NEWCO

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

(f)	To record the annual amortization expense of the fair value assigned to acquired PharMerica LTC finite-lived intangible assets as determined by management’s evaluation of a preliminary independent third party appraisal as follows (dollars in thousands):

Finite-lived intangible assets	Fair value	Weighted average useful life (years)	Pro forma annual amortization expense
Trade names	$27,100	20.0	$1,355
Customer relationships	25,910	10.4	2,502
Non-compete agreements	680	5.0	136

	$53,690	13.4	3,993

Historical amortization expense recorded by PharMerica LTC for the fiscal year ended September 30, 2006			(45)

Amortization expense adjustment			$3,948

(g)	To eliminate from historical KPS operating results certain one-time expenses related to the transaction. These expenses primarily relate to professional and advisory fees related to the integration of the KPS and PharMerica LTC businesses, executive search expenses, employee benefit consulting and provisions for employee retention payments.

(h)	To record the issuance of 40 million common shares to the stockholders of Kindred and AmerisourceBergen to affect the transaction. Diluted shares outstanding include the estimated dilutive impact of unvested employee stock options and unvested restricted stock that are outstanding prior to the transaction and will be converted to NewCo unvested stock options and NewCo unvested restricted stock, respectively, upon completion of the transaction.

(i)	To record the initial debt borrowing by each of KPS and PharMerica LTC to fund a cash distribution to each respective parent company under a temporary bank financing arrangement prior to the spin-offs. At closing, NewCo will enter into a senior secured credit facility in an amount sufficient to refinance the initial borrowings by both companies. The accompanying unaudited pro forma condensed financial statements have been prepared assuming debt borrowings and related cash distributions of $125 million by each of KPS and PharMerica LTC. The ultimate determination of each cash distribution at closing will be based upon an amount equal to 50% of (a) the lesser of (i) $300 million and (ii) three times the last 12 months’ earnings before interest, income taxes, depreciation and amortization of NewCo (giving estimated effect to the consummation of the transaction) or (b) such other amount as is mutually agreed by AmerisourceBergen and Kindred prior to the closing, as adjusted, in the case of (a) or (b), for changes to the working capital of PharMerica LTC or KPS, as applicable, outside of an agreed working capital range.

Estimated total debt issue costs of $1.5 million are to be paid in connection with the initial bank financings for KPS and PharMerica LTC and the subsequent refinancing by NewCo. These costs are reflected as deferred financing costs in other long-term assets and will be amortized over five years, which is the expected term of the senior secured credit facility. These costs will be financed by borrowings under the senior secured credit facility.

Additional aggregate estimated payments of approximately $9 million are required to be paid by NewCo in accordance with the master transaction agreement to reimburse each parent company, Kindred and AmerisourceBergen, at the closing of the transaction, for pre-funding certain integration and transition costs related to the transaction and the purchase of certain information systems equipment and software.

NEWCO

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

These payments will be financed by borrowings under the senior secured credit facility. The components of these payments are as follows (dollars in thousands):

Payments made by parent companies through December 31, 2006:
Integration and transition costs	$2,228
Information systems equipment and software purchases	1,802

4,030
Estimated integration and transition costs to be paid after December 31, 2006 (approximately one-half paid by each parent company)	5,000

$9,030

(j)	To record the return of cash and cash equivalents to each respective parent company in accordance with the master transaction agreement.

(k)	To record accounts receivable due from Kindred for pharmaceutical services provided by KPS under the payment terms provided for under such agreements. Historically, Kindred has paid amounts due under these agreements in advance of the required due date. In order to establish working capital related to these services on the closing date, these adjustments represent estimated amounts which will be due from Kindred after it ceases to pay such amounts in advance beginning approximately 30 days for Kindred hospitals and 60 days for Kindred nursing centers prior to the estimated closing date in accordance with the master transaction agreement.

(l)	To adjust PharMerica LTC’s fixed assets to their estimated fair values based on management’s evaluation of a preliminary independent third party appraisal.

(m)	To record the purchase accounting related adjustments to the fair value of PharMerica LTC assets and liabilities, including goodwill. The purchase price allocations are recorded at their estimated fair values. There can be no assurance that the final values will not be materially different from those included herein. A calculation of the purchase price and related allocation of the fair value of assets and liabilities acquired and goodwill follows (dollars in thousands):

Calculated consideration for the PharMerica LTC business:
NewCo estimated equity value	$650,000
PharMerica LTC stockholder ownership percentage in NewCo upon merger	50%

PharMerica LTC share of equity value	325,000

Fair value of liabilities assumed:
Current liabilities	46,835
Capital lease obligations	635
Deferred tax liabilities	16,728
PharMerica LTC debt borrowing to fund cash distribution to parent in connection with the transaction	125,000
PharMerica LTC debt borrowing to reimburse AmerisourceBergen for certain costs in connection with the transaction	2,500

Total fair value of liabilities assumed	191,698
Estimated legal, advisory and other acquisition costs incurred by KPS (See note (r))	7,500

Total purchase price	$524,198

NEWCO

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

The allocation of the purchase price is as follows:
Current assets	$260,104
Fixed assets	39,272
Intangible assets	53,690
Other assets	234
Goodwill	170,898

$524,198

(n)	To record the elimination of PharMerica LTC’s historical goodwill and intangible asset balances.

(o)	To record the purchase of PharMerica LTC’s finite-lived intangible assets at their estimated fair values based upon a preliminary independent third party appraisal. The value assigned and the weighted average useful life of each finite-lived intangible asset is provided below (dollars in thousands):

	Fair value	Weighted average useful life (years)
Finite-lived intangible assets:
Trade names	$27,100	20.0
Customer relationships	25,910	10.4
Non-compete agreements	680	5.0

	$53,690	13.4

(p)	To record deferred tax liability adjustments resulting from the recognition of fair value adjustments to fixed assets and purchased finite-lived intangible assets. Existing deferred income tax assets are reclassified as reductions to net deferred tax liabilities.

(q)	To record the transfer to Kindred of a vendor cash deposit retained by Kindred in accordance with the master transaction agreement.

(r)	To reclassify KPS acquisition costs previously paid and capitalized ($3.5 million) to goodwill and accrue additional estimated amounts ($4.0 million) expected to be incurred to complete the transaction. The aggregate amount of $7.5 million is presented in note (m) above in the determination of the total consideration for the PharMerica LTC business.

(s)	To record the distribution of common shares to stockholders of AmerisourceBergen and Kindred at the effective time of the transaction. NewCo common stock will have a par value of $0.01 per share. Kindred and AmerisourceBergen stockholders will each initially own approximately 50% of the outstanding shares of NewCo common stock. KPS historical common stock at par value is cancelled and reclassified as capital in excess of par value.

NEWCO

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (CONTINUED)

(t)	To reclassify KPS’s and PharMerica LTC’s historical net contributions from parent equity balances to NewCo capital in excess of par value, as detailed below (dollars in thousands):

	KPS	PharMerica LTC
Net contributions from parent, historical balances	$133,683	$277,363
Dividend payment to parent – note(i)	(125,000)	(125,000)
Estimated integration and transition costs to be paid after December 31, 2006 – note(i)	(2,500)	(2,500)
Return of cash and cash equivalents to parent – note(j)	(3,730)	(6,368)
Accounts receivable from parent – note(k)	20,000	—
Deposit transfer to parent – note(q)	(7,717)	—

	$14,736	$143,495

SELECTED HISTORICAL FINANCIAL DATA

Sources of information

PharMerica LTC’s fiscal year ends on September 30 and KPS’s fiscal year ends on December 31.

Selected Historical Financial Data of PharMerica LTC

The following table sets forth selected historical financial and statistical data of PharMerica LTC. The following selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto of PharMerica LTC, as well as other financial information related to PharMerica LTC, each of which is included elsewhere in this preliminary information statement. The following table sets forth selected financial data of PharMerica LTC as of and for the fiscal years ended September 30, 2006, 2005, 2004, 2003 and 2002 and as of and for the three months ended December 31, 2006 and 2005. The financial data as of September 30, 2006 and 2005 and for the fiscal years ended September 30, 2006, 2005 and 2004 have been derived from financial statements of PharMerica LTC, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial data as of September 30, 2004, 2003 and 2002 and for the fiscal years ended September 30, 2003 and 2002 and as of December 31, 2006 and for the three months ended December 31, 2006 and 2005 have been derived from unaudited financial statements of PharMerica LTC. In the opinion of management of PharMerica LTC, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the unaudited financial data have been reflected therein.

	Three months ended December 31,		Year ended September 30,
(dollars in thousands)	2006	2005	2006	2005	2004	2003	2002
Statement of operations data:
Revenues	$314,339	$293,174	$1,199,969	$1,118,266	$1,103,725	$1,084,367	$1,024,770
Gross profit	93,328	85,946	351,468	330,186	328,479	359,521	354,429
Selling, general and admin-istrative expenses	85,058	80,267	323,156	306,302	294,651	318,690	319,867
Operating income(a)	8,270	5,679	28,312	23,884	33,828	40,831	34,562
Net income	$4,934	$3,352	$16,757	$13,792	$20,061	$19,815	$16,235

Balance sheet data:
Cash and cash equivalents	$6,368	N/A	$3,769	$7,374	$5,487	$12,774	$7,064
Total assets	324,833	N/A	314,300	266,620	250,358	263,738	257,325
Capital lease obligations	635	N/A	929	2,049	3,113	4,191	3,892
Parent’s investment	277,363	N/A	256,816	209,842	165,746	178,865	79,405
Working capital	$219,062	N/A	$197,363	$162,930	$124,871	$135,241	$123,933

Statistical data:
Number of customer licensed beds at end of period	234,916	233,860	232,555	233,885	246,895	251,140	267,484

(a)	Includes depreciation and amortization expense of $3.7 million and $3.1 million for the three months ended December 31, 2006 and 2005, respectively, and $13.6 million, $12.7 million, $12.5 million, $15.0 million and $13.5 million for the years ended September 30, 2006, 2005, 2004, 2003 and 2002, respectively.

Selected Historical Financial Data of KPS

The following table sets forth selected historical financial and statistical data of KPS. The following selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto of KPS as well as other financial information related to KPS, each of which is included elsewhere in this preliminary information statement. The following table sets forth selected financial data for KPS as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002. The financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006, 2005, 2004 and 2003, have been derived from financial statements of KPS which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The financial data as of December 31, 2003 and 2002 and for the year ended December 31, 2002 were derived from unaudited financial statements of KPS and include all adjustments which management considers necessary for a fair presentation of financial position and results of operations for the respective periods.

	Year ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Statement of operations data:
Revenues	$652,608	$522,225	$360,035	$272,433	$241,739
Gross profit	117,237	101,306	69,737	52,778	44,323
Selling, general and administrative expenses	96,185	67,042	50,275	40,929	35,388
Operating income(a)	21,052	34,264	19,462	11,849	8,935
Net income	$12,799	$21,007	$12,062	$7,066	$5,514

Balance sheet data:
Cash and cash equivalents	$3,730	$1,378	$2,033	$939	$1,821
Total assets	236,784	194,623	63,650	45,666	46,534
Long-term debt, including capital lease obligations	—	—	—	—	—
Stockholder’s equity	198,301	170,389	44,490	31,710	29,949
Working capital	$79,148	$72,301	$28,953	$20,601	$17,317

Statistical data:
Number of customer licensed beds at end of period:
Affiliated	30,232	28,657	28,634	28,280	29,966
Non-affiliated	72,339	64,625	37,561	33,127	28,873

	102,571	93,282	66,195	61,407	58,839

(a)	Includes depreciation and amortization expense of $8.8 million, $5.8 million, $2.4 million, $2.2 million and $1.7 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial statements and related notes thereto of PharMerica LTC and KPS included elsewhere in this preliminary information statement. See “Index to Financial Statements.” The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this preliminary information statement, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The following discussion reflects the historical results of PharMerica LTC and KPS and may not be indicative of our future performance or reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. For information about the significant accounting policies of PharMerica LTC and KPS, see Note 2 and Note 1, respectively, to their respective financial statements included elsewhere in this preliminary information statement.

On August 1, 2006, KPS acquired the assets of PharmaSTAT, LLC. The financial statements of PharmaSTAT, LLC as of July 31, 2006 and December 31, 2005, and for the seven months ended July 31, 2006 and the year ended December 31, 2005, are included elsewhere in this preliminary information statement.

Overview

NewCo was formed as a Delaware corporation on October 23, 2006 in anticipation of the transaction. Prior to the closing, our business will be operated as separate businesses of two different public companies, AmerisourceBergen and Kindred. To consummate the transaction, AmerisourceBergen and Kindred will spin off their respective institutional pharmacy businesses and immediately merge those businesses with subsidiaries of NewCo. NewCo will initially be owned equally by AmerisourceBergen and Kindred stockholders.

Immediately prior to the spin-offs, PharMerica LTC will make the AmerisourceBergen cash distribution, and KPS will make the Kindred cash distribution. The AmerisourceBergen cash distribution and the Kindred cash distribution will each be in an amount equal to 50% of (a) the lesser of (i) $300 million and (ii) three times the last 12 months’ earnings before interest, income taxes, depreciation and amortization of NewCo (giving effect to the consummation of the transaction) or (b) such other amount as is mutually agreed by AmerisourceBergen and Kindred prior to the closing, as adjusted, in the case of (a) or (b), for changes to the working capital of PharMerica LTC or KPS, as applicable, outside of an agreed upon working capital range.

To finance the cash distributions, each of PharMerica LTC and KPS will enter into a financing arrangement prior to the spin-offs in an amount sufficient to fund its cash distribution, which we refer to as the initial financings.

In connection with the transaction, NewCo plans to enter into a senior secured credit facility to refinance the initial financings entered into by PharMerica LTC and KPS and provide us with sufficient cash for operations. We expect that the senior secured credit facility will provide for term and revolving credit borrowings. As a result, there will be a substantial increase in interest expense for NewCo as compared to historical levels at PharMerica LTC and KPS. See “Master Transaction Agreement – Transaction Steps” and “Description of Our Indebtedness.”

The transaction will be accounted for using the purchase method of accounting under accounting principles generally accepted in the United States, with KPS treated as the accounting acquiror. Under the purchase method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. Independent consultants have been engaged to complete appraisals necessary to arrive at the fair values of the assets acquired from PharMerica LTC and to assist management in the related allocations of the deemed purchase price. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of PharMerica LTC. We expect to complete at a later date the appraisals of PharMerica LTC assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon a more detailed independent appraisal may be materially different than that reflected in the unaudited pro forma condensed financial statements presented herein.

Our Business and Industry Trends

NewCo is an institutional pharmacy services company servicing healthcare facilities. We are the second largest institutional pharmacy services company in the United States based upon pro forma revenues for our combined businesses for the year ended December 31, 2006. As of December 31, 2006 on a pro forma basis, the combined businesses operated more than 120 institutional pharmacies in over 40 states. Our customers are typically institutional healthcare providers, such as nursing centers, assisted living facilities, hospitals and other long-term alternative care settings. We are generally the primary source of supply of pharmaceuticals for our customers. We also provide pharmacy management services to 79 hospitals operated by Kindred.

All of our operations are based in the United States.

The institutional pharmacy services business is highly competitive. Competition is a significant factor that can impact our financial results. In each geographic market, there are national, regional and local institutional pharmacies and numerous local retail pharmacies, which provide services comparable to those offered by our pharmacies and which may have greater financial and other resources than we do and may be more established in the markets they serve than we are. We also compete against regional and local pharmacies that specialize in the highly-fragmented long-term care markets. In addition, in the future, some of our customers may seek to in-source the provision of pharmaceuticals to patients in their facilities by establishing an internal pharmacy.

A variety of factors are affecting the institutional pharmacy industry. With an aging population and the extension of drug coverage to a greater number of individuals through Medicare Part D, the consumption of pharmaceuticals by residents of long-term care facilities is likely to increase in the future. In addition, individuals are expected to enter assisted living facilities, independent living facilities and continuing care retirement communities at greater rates. The implementation of Medicare Part D, however, significantly affects the delivery of pharmaceutical care to the elderly. Under Medicare Part D, eligible individuals may choose to enroll in various Medicare Part D Plans to receive drug coverage. Each Medicare Part D Plan determines the formulary for the long-term care residents enrolled in its plan. Accordingly, institutional pharmacies must follow each Part D Plan’s formulary, reimbursement and administrative processes for the long-term care residents they serve. Institutional pharmacies have expanded their formularies to accommodate various formularies of key Part D Plans. Institutional pharmacies may experience increased administrative burdens and costs owing to the greater complexity of the requirements for drug reimbursement. Medicare Part D also requires increased choice for patients with respect to complex drug categories and therapeutic interchange opportunities. Institutional pharmacies may realize increased revenue by providing long-term care residents with specialized services in these areas. Continued industry consolidation may also impact the dynamics of the institutional pharmacy market.

Revenues

We receive payment for our services from third party payors, including government reimbursement programs such as Medicare and Medicaid, and non-government sources such as commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers. The sources and amounts of our revenues will be determined by a number of factors, including the mix of our customers’ patients, the rates of reimbursement among payors, competitive pressures and the pharmaceutical inflation rate. Changes in our customers’ census, the case mix of the patients as well as payor mix among private pay, Medicare and Medicaid will affect our profitability.

Impact of Medicare and Medicaid Reimbursement and Changing Prices

NewCo depends on reimbursement from third party payors, including the Medicare and Medicaid programs, for substantially all of its revenues. For the year ended December 31, 2006, KPS derived approximately 66% of its total revenues from the Medicare and Medicaid programs and approximately 34% from private third party payors, such as commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers. For the year ended September 30, 2006, PharMerica LTC derived approximately 76% of its total revenues from the Medicare and Medicaid programs and approximately 24% from private third party payors.

The Medicare and Medicaid programs are highly regulated and subject to frequent and substantial changes. See “ – Business – Government Regulation” for an overview of the reimbursement systems impacting our businesses and “ – Risk Factors.”

Congress and certain state legislatures have enacted or may enact additional significant cost containment measures limiting the ability of NewCo to recover cost increases through increased pricing of its healthcare services.

In January 2005, CMS issued final regulations on Medicare Part D which became effective on January 1, 2006. Medicare beneficiaries who also are entitled to benefits under a state Medicaid program (so-called “dual eligibles”) have their outpatient prescription drug costs covered by the new Medicare drug benefit, subject to certain limitations. Most of the nursing center residents that we serve whose drug costs were previously covered by state Medicaid programs are dual eligibles who qualify for the new Medicare drug benefit. Accordingly, since January 1, 2006, Medicaid is no longer a primary payor for the pharmacy services provided to these residents.

NewCo’s operating margins may be under pressure as the growth in operating expenses, particularly drug and medical supply, labor and employee benefit costs, exceed payment increases from third party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to private pay patients will be limited.

Expected Cost Savings and Transaction Related Expenses

Expected cost savings resulting from operating efficiencies, synergies or other restructuring activities that might result from the transaction have not been reflected as adjustments to the historical data. Over time, we expect to achieve $30 million of annual savings as a result of the transaction but actual results may be materially different than our expected savings.

Notwithstanding these anticipated savings, we will experience some increased costs associated with the transition to, and status as, a stand-alone, publicly traded company.

PharMerica LTC Results of Operations

Three Months ended December 31, 2006 compared with Three Months ended December 31, 2005

A summary of our operating data follows (in thousands, except statistics):

	Three months ended December 31,
	2006	2005
Revenues	$314,339	$293,174
Gross profit	$93,328	$85,946
Operating income	$8,270	$5,679
Net income	$4,934	$3,352

Percentage of revenues:
Gross profit	29.7%	29.3%
Selling, general and administrative expenses	27.1%	27.4%
Operating income	2.6%	1.9%

Revenues of $314.3 million for the quarter ended December 31, 2006 increased 7.2% from $293.2 million in the prior-year quarter. This increase was primarily driven by drug price inflation, higher patient acuity and an increase in the number of beds served.

Gross profit of $93.3 million for the quarter ended December 31, 2006 increased 8.6% from $85.9 million in the prior-year quarter. The increase in gross profit was primarily driven by the increase in revenues. As a percentage of revenues, gross profit in the quarter ended December 31, 2006 was 29.7%, compared to 29.3% in the prior-year quarter. Future gross profit will likely be impacted by industry competitive pressures and continued downward pressure on rates of reimbursement for services provided by PharMerica LTC and the amounts of rebates available to PharMerica LTC from pharmaceutical manufacturers and the portion of any such rebates that may be retained by PharMerica LTC.

Selling, general and administrative expenses, or SG&A, of $85.1 million for the quarter ended December 31, 2006 increased 6.0% from $80.3 million in the prior-year quarter primarily due to the increase in operating expenses resulting from the growth in revenues. As a percentage of revenues, SG&A expenses decreased to 27.1% in the quarter ended December 31, 2006 from 27.4% in the prior-year quarter.

Operating income of $8.3 million for the quarter ended December 31, 2006 increased 45.6% from $5.7 million in the prior-year quarter. This increase was driven by the increase in gross profit in excess of the increase in SG&A. As a percentage of revenues, operating income in the quarter ended December 31, 2006 increased to 2.6%, as compared to 1.9% in the prior-year quarter. We believe that the operating margins of PharMerica LTC will continue to be impacted by industry competitive pressure and changes in the regulatory environment.

Income tax expense of $3.3 million for the quarter ended December 31, 2006 reflects an effective income tax rate of 40.3%, compared to 40.8% in the prior-year quarter.

Net income increased by 47.2% to $4.9 million for the quarter ended December 31, 2006 from $3.4 million in the prior-year quarter. The increase in net income was due to the increase in operating income.

Year ended September 30, 2006 compared with Year ended September 30, 2005

A summary of our operating data follows (in thousands, except statistics):

	Year ended September 30,
	2006	2005
Revenues	$1,199,969	$1,118,266
Gross profit	$351,468	$330,186
Operating income	$28,312	$23,884
Net income	$16,757	$13,792

Percentage of revenues:
Gross profit	29.3%	29.5%
Selling, general and administrative expenses	26.9%	27.4%
Operating income	2.4%	2.1%

Revenues increased 7.3% to $1,200.0 million for the fiscal year ended September 30, 2006 from $1,118.3 million in the prior fiscal year. This increase was primarily due to an increase in the number of beds served, higher patient acuity, and drug price inflation.

Gross profit increased 6.4% to $351.5 million in the fiscal year ended September 30, 2006 from $330.2 million in the prior fiscal year. The increase in gross profit was primarily driven by the increase in revenues. As a percentage of revenues, gross profit in the fiscal year ended September 30, 2006 was 29.3%, consistent with the prior year percentage of 29.5%. Future gross profit will likely be impacted by industry competitive pressures and continued downward pressure on rates of reimbursement for services provided by PharMerica LTC and the amounts of rebates available to PharMerica LTC from pharmaceutical manufacturers and the portion of any such rebates that may be retained by PharMerica LTC.

SG&A increased 5.5% to $323.2 million in the fiscal year ended September 30, 2006 from $306.3 million in the prior fiscal year. This increase was largely due to operating revenue growth, an increase in bad debt expense of $5.7 million, additional costs related to the implementation of Medicare Part D under the MMA, which became effective on January 1, 2006, and share-based compensation of $1.1 million. Bad debt expense increased over the prior year primarily due to billing and collection issues relating to the MMA transition and the negative impact that Texas Medicaid changes had on certain of PharMerica LTC’s nursing center customers. As a percentage of revenues, SG&A in the fiscal year ended September 30, 2006 was 26.9%, compared to 27.4% in the prior fiscal year.

Operating income increased by 18.5% to $28.3 million for the fiscal year ended September 30, 2006 from $23.9 million in the prior fiscal year and was due to the increase in gross profit which was partially offset by the increase in SG&A. PharMerica LTC’s operating income as a percentage of revenues was 2.4% and 2.1% in the fiscal years ended September 30, 2006 and 2005, respectively.

Income tax expense of $11.5 million in the fiscal year ended September 30, 2006 reflects an effective income tax rate of 40.8%, compared to 42.0% in the prior fiscal year. The reduction in the effective tax rate was achieved due to the utilization of state net operating losses.

Net income increased by 21.5% to $16.8 million for the fiscal year ended September 30, 2006 from $13.8 million in the prior fiscal year. The increase in net income was due to the increase in operating income and a reduction in the fiscal 2006 effective tax rate.

Year ended September 30, 2005 compared with Year ended September 30, 2004

A summary of our operating data follows (in thousands, except statistics):

	Year ended September 30,
	2005	2004
Revenues	$1,118,266	$1,103,725
Gross profit	$330,186	$328,479
Operating income	$23,884	$33,828
Net income	$13,792	$20,061

Percentages of revenues:
Gross profit	29.5%	29.8%
Selling, general and administrative expenses	27.4%	26.7%
Operating income	2.1%	3.1%

Revenues for the fiscal year ended September 30, 2005 increased 1.3% to $1,118.3 million from $1,103.7 million in the prior fiscal year. PharMerica LTC’s revenues were impacted by competitive pressures that affected its business and increasing reductions in Medicaid reimbursement rates.

Gross profit of $330.2 million in the fiscal year ended September 30, 2005 was relatively flat compared to $328.5 million in the prior fiscal year. As a percentage of revenues, gross profit in the fiscal year ended September 30, 2005 was 29.5%, as compared to the prior year percentage of 29.8%. The slight decline in the gross profit percentage was primarily due to industry competitive pressures and a reduction in the rates of reimbursement for the services provided by PharMerica LTC.

SG&A increased 4.0% to $306.3 million in the fiscal year ended September 30, 2005 from $294.7 million in the prior fiscal year. As a percentage of revenues, SG&A in the fiscal year ended September 30, 2005 was 27.4%, compared to 26.7% in the prior fiscal year. The increase in SG&A was partially due to an increase in bad debt expense of $6.8 million. During the fiscal year ended September 30, 2004, bad debt expense was favorably impacted by the reversal of previously established allowances for doubtful accounts totaling approximately $9.1 million associated with a customer that emerged from bankruptcy. The increase in SG&A was also driven by an increase in legal costs of $3.6 million, principally related to an increase in a liability due to the settlement of an administrative action against PharMerica LTC by the OIG (refer to Note 9 of PharMerica LTC’s financial statements included elsewhere in this preliminary information statement). The above increases were partially offset by cost reduction efforts, including the consolidation of local pharmacy administrative functions to regional centers.

Operating income decreased 29.4% to $23.9 million for the fiscal year ended September 30, 2005 compared to $33.8 million in the prior fiscal year. PharMerica LTC’s operating income as a percentage of revenues was 2.1% in the fiscal year ended September 30, 2005 compared to 3.1% in the prior fiscal year. The decline in operating income was due to the increase in SG&A discussed above.

Income tax expense of $10.0 million in the fiscal year ended September 30, 2005 reflects an effective income tax rate of 42.0% as compared to an effective tax rate of 40.5% in the prior fiscal year. The increase in the effective tax rate was due to an increase in the valuation allowance resulting from an increase in certain state net operating losses.

Net income decreased 31.2% to $13.8 million for the fiscal year ended September 30, 2005 from $20.1 million in the prior fiscal year. This decline was due to the decrease in operating income and an increase in the effective tax rate.

Liquidity and Capital Resources

PharMerica LTC participates in AmerisourceBergen’s central cash management program, wherein all PharMerica LTC cash receipts are remitted to AmerisourceBergen and all cash disbursements are funded by AmerisourceBergen. PharMerica LTC will continue to participate in the AmerisourceBergen cash management program until the spin-off.

Immediately prior to the spin-off, PharMerica LTC will make a cash distribution to AmerisourceBergen in an amount of up to $150 million or such other amount as is mutually agreed upon by AmerisourceBergen and Kindred prior to closing. The amount of this cash distribution may be adjusted to reflect changes in working capital of PharMerica LTC outside of an agreed upon range. To finance the cash distribution, PharMerica LTC will enter into a financing arrangement prior to the spin-off in an amount equal to the cash distribution.

The following is a summary of PharMerica LTC’s contractual obligations for future principal and interest payments on its capital leases and minimum rental payments on its noncancelable operating leases at December 31, 2006 (in thousands):

	Payments due by period
	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Capital leases, including interest payments	$650	$589	$61	$––	$––
Operating leases	25,896	10,623	12,770	2,337	166

Total	$26,546	$11,212	$12,831	$2,337	$166

During the quarter ended December 31, 2006, PharMerica LTC’s operating activities used $6.6 million of cash as compared to cash provided of $3.3 million in the prior-year quarter. Cash used in operating activities during the quarter ended December 31, 2006 was principally the result of an increase in accounts receivable of $10.1 million, an increase in prepaid and other assets of $2.6 million, a decrease in accounts payable of $3.3 million and a decrease in accrued expenses of $6.6 million offset in part by net income of $4.9 million and non-cash items of $11.1 million. Non-cash items include a deferred tax provision of $2.5 million primarily related to the amortization of tax basis goodwill. The increase in accounts receivable was primarily driven by longer collection cycles as a result of slower reimbursement under Medicare Part D in comparison to prior year’s reimbursement under Medicaid. The decrease in accounts payable was primarily due to timing differences resulting from inventory purchases made from and cash payments made to AmerisourceBergen. The decrease in accrued expenses was primarily due to a decline in accrued compensation.

During the quarter ended December 31, 2005, PharMerica LTC’s operating activities provided $3.3 million of cash and was principally the result of net income of $3.4 million, non-cash items of $9.8 million and an increase in accounts payable of $2.6 million largely offset by an increase in accounts receivable of $10.0 million and a decrease in accrued expenses of $2.9 million. Non-cash items include a deferred tax provision of $2.1 million primarily related to the amortization of tax basis goodwill. The increase in accounts receivable was primarily driven by an increase in revenues. The increase in accounts payable was primarily due to timing differences resulting from inventory purchases made from and cash payments made to AmerisourceBergen. The decrease in accrued expenses was primarily due to a decline in accrued compensation.

PharMerica LTC’s capital expenditures were $2.2 million and $3.8 million during the quarters ended December 31, 2006 and 2005, respectively. PharMerica LTC’s capital expenditures were primarily related to the improvement of its information technology infrastructure.

During the quarters ended December 31, 2006 and 2005, net borrowings from AmerisourceBergen were $12.6 million and $2.1 million, respectively. Changes in amounts due to AmerisourceBergen are primarily the result of PharMerica LTC’s participation in AmerisourceBergen’s central cash management program, under which all PharMerica LTC cash receipts are remitted to AmerisourceBergen and all cash disbursements are funded by AmerisourceBergen. There are no terms of settlement or interest charges associated with the amount due to Parent.

During the fiscal year ended September 30, 2006, PharMerica LTC’s operating activities provided $3.6 million of cash as compared to cash provided of $3.3 million in the prior year. Cash provided by operating activities during the fiscal year ended September 30, 2006 was principally the result of net income of $16.8 million, non-cash items of $37.1 million, an increase in accrued expenses of $2.6 million and a decrease in inventories of $2.1 million largely offset by an increase in accounts receivable of $55.6 million. Non-cash items include a deferred tax provision of $8.6 million primarily related to the amortization of tax basis goodwill. The increase in accounts receivable was primarily driven by longer collection cycles as a result of slower reimbursement under Medicare Part D in comparison to prior year’s reimbursement under Medicaid.

During the fiscal year ended September 30, 2005, PharMerica LTC’s operating activities provided $3.3 million of cash as compared to cash provided by operating activities of $49.8 million in the prior year. Cash provided by operating activities during the fiscal year ended September 30, 2005 was principally the result of net income of $13.8 million, non-cash items of $39.6 million and a decrease in inventories of $11.6 million largely offset by an increase in accounts receivable of $33.4 million, a decrease in accounts payable of $11.3 million and a decrease in accrued expenses of $14.3 million. Non-cash items include a deferred tax provision of $17.0 million primarily related to the amortization of tax basis goodwill. The increase in accounts receivable was primarily driven by an increase in average days sales outstanding resulting from a loss of a significant customer that remitted its payments to PharMerica LTC on an accelerated basis and due to an extension of payment terms with new and certain existing customers. The extension of payment terms was made in response to competitive pressures. The decrease in accounts payable was primarily due to timing differences resulting from inventory purchases made from and cash payments made to AmerisourceBergen. The decrease in accrued expenses related primarily to the reduction of reserves in connection with certain legal matters. These legal matters were settled and paid by PharMerica LTC in fiscal 2005.

During the fiscal year ended September 30, 2004, PharMerica LTC’s operating activities provided $49.8 million of cash and was primarily a result of net income of $20.1 million and non-cash items of $33.4 million. Non-cash items include a deferred tax provision of $18.0 million primarily related to the amortization of tax basis goodwill.

During the fiscal year ended September 30, 2006, PharMerica LTC acquired certain assets of a technology solution company for $12.6 million. PharMerica LTC’s capital expenditures were $12.3 million, $18.3 million and $10.8 million during the fiscal years ended September 30, 2006, 2005 and 2004, respectively. PharMerica LTC’s capital expenditures were primarily related to the improvement of its information technology infrastructure.

KPS Results of Operations

Basis of Presentation

On March 1, 2005, Kindred completed an internal restructuring of its institutional pharmacy businesses to establish these operations as subsidiaries of KPS. The accompanying financial data and related discussion and analysis have been presented in a consistent manner for all periods presented.

On July 1, 2004, KPS began providing pharmacy management services to Kindred hospitals. Internal pharmacy personnel employed by Kindred hospitals were transferred to KPS in conjunction with the realignment of these services (“Hospital Services Reorganization”).

For the years ended December 31, 2006, 2005 and 2004

A summary of our operating data follows (in thousands, except statistics):

	Year ended December 31,
	2006	2005	2004
Revenues:
Institutional pharmacies	$602,176	$475,822	$340,774
Hospital pharmacy management	50,432	46,403	19,261

	$652,608	$522,225	$360,035

Income from continuing operations:
Segment operating income:
Institutional pharmacies	$38,971	$46,756	$32,071
Hospital pharmacy management	8,342	9,124	4,285

Segment operating income	47,313	55,880	36,356
Allocated Kindred corporate services	(11,872)	(10,930)	(11,416)
Rent	(5,554)	(4,935)	(3,044)
Depreciation and amortization	(8,835)	(5,751)	(2,434)
Interest, net	104	80	—

Income before income taxes	21,156	34,344	19,462
Provision for income taxes	8,357	13,343	7,555

	$12,799	$21,001	$11,907

Operating data:
Number of hospitals serviced	81	73	68
Number of customer licensed beds at end of period:
Affiliated	30,232	28,657	28,634
Non-affiliated	72,339	64,625	37,561

	102,571	93,282	66,195

Consolidated Operations

Revenues increased 25% in 2006 to $653 million and 45% in 2005 to $522 million. The increase in revenues in both periods resulted primarily from acquisitions, price increases, higher drug utilization, same-store growth in non-affiliated customers, and in 2005, the full year impact of the Hospital Services Reorganization. Revenues associated with pharmacy acquisitions approximated $153 million in 2006 and $86 million in 2005 and were not material in 2004.

Gross profit increased 16% to $117 million in 2006 and 45% to $101 million in 2005. Gross profit margins were 18.0% in 2006, 19.4% in 2005 and 19.4% in 2004. Gross profit margins declined in 2006 primarily due to transition issues associated with the conversion to Medicare Part D and weak results from acquired pharmacies. Gross profit associated with pharmacy acquisitions totaled $21 million in 2006 and $14 million in 2005.

SG&A expenses increased 43% to $96 million in 2006 and 33% to $67 million in 2005. Increases in SG&A expenses resulted primarily from acquisitions and same-store growth in non-affiliated customers in both 2006 and 2005, and in 2006, costs associated with the proposed transaction with PharMerica LTC. SG&A expenses associated with pharmacy acquisitions approximated $30 million in 2006 and $12 million in 2005. SG&A expenses for 2006 included a $1 million credit related to a gain from an institutional pharmacy joint venture transaction. SG&A expenses for 2005 included a $3 million credit related to a favorable adjustment to the allowance for loss on accounts receivable and a $1 million charge related to a special recognition payment to non-executive caregivers and employees.

Net income from continuing operations declined 39% to $13 million in 2006 and increased 76% to $21 million in 2005.

Segment Discussion

Institutional pharmacies

Revenues increased 27% to $602 million in 2006 and 40% to $476 million in 2005. The increase in revenues in both periods resulted primarily from acquisitions, price increases, higher drug utilization, same-store growth in non-affiliated customers. At December 31, 2006, KPS provided pharmacy services primarily to nursing centers containing 102,600 licensed beds, including 30,200 licensed beds that Kindred operates. The aggregate number of customer licensed beds that KPS serviced at December 31, 2005 totaled 93,300 compared to 66,200 at December 31, 2004.

Segment operating income declined 17% to $39 million in 2006 and increased 46% to $47 million in 2005. The decline in operating income in 2006 was attributable to transition issues associated with the conversion to Medicare Part D, costs associated with the proposed transaction with PharMerica LTC and weak results from acquired pharmacies. Segment operating income for 2006 included costs of approximately $3 million incurred in connection with the transaction. Segment operating income associated with acquisitions totaled $5 million in 2006 compared to $9 million in 2005. Segment operating income increased in 2005 primarily due to acquisitions and volume growth.

Hospital pharmacy management

Revenues increased to $51 million in 2006 from $46 million in 2005 and $19 million in 2004 primarily due to price increases, growth in the number of hospitals managed and in 2005, the Hospital Services Reorganization, which was completed on July 1, 2004. At December 31, 2006, KPS provided pharmacy management services to 81 hospitals compared to 73 hospitals at December 31, 2005 and 68 hospitals at December 31, 2004.

Segment operating income declined to $8 million in 2006 from $9 million in 2005, primarily as a result of increased segment overhead. Segment operating income increased in 2005 to $9 million from $4 million in 2004, primarily as a result of the Hospital Services Reorganization.

Allocated corporate services

Allocated corporate services from Kindred totaled $12 million in 2006 and $11 million in both 2005 and 2004. Corporate expenses are allocated based upon either the identification of specific costs or as a percentage of KPS revenues. Allocated costs may not be indicative of the costs that would have been incurred by KPS on a stand-alone basis.

Capital costs

Rent expense increased 13% to $6 million in 2006 and 62% to $5 million in 2005 primarily as a result of acquisitions, growth in the number of leased pharmacies, contractual inflation increases as well as relocations.

Depreciation and amortization expense increased to $9 million in 2006 from $6 million in 2005 and $2 million in 2004. The increase was primarily as a result of acquisitions.

Liquidity and Capital Resources

For 2006, 2005 and 2004, cash flows provided by operations (including discontinued operations) aggregated $10 million, $5 million and $8 million, respectively. During the past two years, contributions from Kindred were necessary for KPS to maintain sufficient liquidity to finance its acquisition activities.

There are various intercompany cash transactions between KPS and Kindred. KPS’s cash receipts are swept daily by Kindred and funds are used to pay KPS’s operating expenses and capital expenditures (including acquisitions). KPS required net funding from Kindred of $13 million for 2006 and $104 million in 2005, primarily to finance its capital expenditure and acquisition spending in both periods. During 2004, KPS maintained sufficient liquidity to fund its ongoing capital expenditure program and finance its acquisition activities. The net contribution activity from Kindred is classified as a component of stockholder’s equity in the balance sheet of KPS.

Cash and cash equivalents totaled $4 million at December 31, 2006 and $1 million at December 31, 2005. Based upon existing cash levels, expected operating cash flows, contributions from Kindred and capital spending, KPS management believes that it has the necessary financial resources to satisfy expected liquidity needs.

The following is a summary of KPS’s contractual obligations for future minimum payments under non-cancelable operating leases at December 31, 2006 (in thousands):

	Payments due by period
	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$16,812	$5,370	$7,890	$3,485	$67

Immediately prior to the spin-off, KPS will make a cash distribution to Kindred in an amount of up to $150 million or such other amount as is mutually agreed upon by AmerisourceBergen and Kindred prior to closing. The amount of this cash distribution may be adjusted to reflect changes in working capital of KPS outside of an agreed upon range. To finance the cash distribution, KPS will enter into a financing arrangement prior to the spin-off in an amount equal to the cash distribution.

Excluding acquisitions, capital expenditures totaled $10 million for 2006, $7 million in 2005 and $5 million in 2004. KPS management believes its capital expenditure program is adequate to improve and equip existing pharmacies. Capital expenditures in each of the last three years were financed through internally generated funds.

KPS expended $11 million, $103 million and $2 million during 2006, 2005 and 2004, respectively, for pharmacy acquisitions. KPS financed these acquisitions primarily through funding contributions from Kindred.

Critical Accounting Policies

The discussion and analysis of financial condition and results of operations of KPS and PharMerica LTC are based upon the financial statements of KPS and PharMerica LTC, respectively, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures of commitments and contingencies. KPS and PharMerica LTC rely on historical experience and on various other assumptions that they believe to be reasonable under the circumstances to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the financial statements of each of KPS and PharMerica LTC.

Revenue recognition

KPS recognizes revenues at the time services are provided or products are delivered. A significant portion of these revenues are billed to Prescription Drug Plans or PDPs under Medicare Part D, the state Medicaid programs and third party insurance companies. The vast majority of these claims are electronically adjudicated and as a result, revenues and the associated receivables are based upon the actual reimbursement received by KPS. Contractual allowances are estimated based upon expected payments and are adjusted based upon subsequent cash receipts. KPS’s hospital pharmacy management revenues represent contractually defined management fees and reimbursement of costs associated with the direct operations of hospital pharmacies, and are primarily personnel costs.

PharMerica LTC recognizes revenues when persuasive evidence of an arrangement exists, product has been delivered or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Revenue as reflected in the accompanying statements of operations is net of sales returns and allowances.

A significant portion of PharMerica LTC’s revenues are reimbursed by Medicare, state Medicaid and insurance programs. For the fiscal years ended September 30, 2006, 2005 and 2004, approximately 76%, 73% and 73%, respectively, of PharMerica LTC’s billings were directly reimbursed by government-sponsored programs. Since the billing functions of PharMerica LTC are computerized, enabling online adjudication (i.e., submitting charges to Medicare and Medicaid or other third-party payors electronically, with simultaneous feedback of the amount to be paid) at the time of sale to record net revenues, exposure to estimating allowance adjustments is limited primarily to initially rejected or denied Medicare, Medicaid or other third-party payors (which are often approved once additional information is provided to the payor). PharMerica LTC evaluates several criteria in developing the estimated allowances for initially rejected or denied claims on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Allowance estimates included in accounts receivable are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments were not significant to PharMerica LTC’s operations for any of the periods presented. Allowance estimates totaled $3.9 million and $3.2 million at September 30, 2006 and 2005, respectively.

Co-payments for services can be applicable under Medicare Part D, the state Medicaid programs, and certain third party payors, and are typically not collected at the time products are delivered or services are provided. Co-payments under the Medicaid programs and third party plans are generally billed to the responsible party as part of normal billing procedures and are subject to normal collection procedures.

Under Medicare Part D, co-payments related to dual eligibles are due from the responsible party for up to the first thirty days of a beneficiary’s stay in a skilled nursing facility subsequent to which the PDPs are responsible for reimbursement.

Under certain circumstances, including state-mandated return policies under various Medicaid programs, KPS and PharMerica LTC accept returns of medications and issues a credit memorandum to the applicable payor. Product returns are processed in the period received and are not considered to be material to KPS’s or PharMerica LTC’s results of operations.

A summary of revenues by payor type follows (in thousands):

	Year ended September 30,
PharMerica LTC	2006	2005	2004
Medicare	$650,940	$209,014	$204,014
Medicaid	261,735	606,477	601,124
Private and other	287,294	302,775	298,587

	$1,199,969	$1,118,266	$1,103,725

	Year ended December 31,
KPS	2006	2005	2004
Medicare	$374,145	$84,307	$77,110
Medicaid	57,297	237,072	179,215
Private and other	221,166	200,846	103,710

	$652,608	$522,225	$360,035

Collectibility of accounts receivable

Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, institutional customers, managed care health plans, commercial insurance companies and individual patients. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected.

In evaluating the collectibility of accounts receivable, a number of factors are considered, including the age of the accounts, changes in collection patterns, the composition of patient accounts by payor type, the status of ongoing disputes with third party payors and general industry conditions. Actual collections of accounts receivable in subsequent periods may require changes in the estimated provision for loss. Changes in these estimates are charged or credited to the results of operations in the period of the change. Accounts are written off when they are deemed uncollectible.

KPS’s provision for doubtful accounts totaled $7 million for 2006 and $3 million for 2004. In the fourth quarter of 2005, KPS recorded a $3 million credit related to a favorable adjustment to the allowance for loss on accounts receivable resulting in net recoveries of $1 million for 2005.

PharMerica LTC writes off balances against reserves when collectibility is deemed remote. PharMerica LTC performs, at least on a quarterly basis, formal documented reviews of the allowance for doubtful accounts. The bad debt expense for any period is equal to the change in the period end allowance for doubtful accounts, net of write-offs and recoveries. PharMerica LTC’s bad debt expense was $14.8 million, $9.1 million and $2.4 million for the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

Inventories

Inventories consist primarily of pharmaceutical and medical supplies held for sale to customers and are stated at the lower of cost (first-in, first-out) or market.

PharMerica LTC currently performs physical inventories at all pharmacy locations on a monthly basis with cost of goods sold being recorded based upon the actual results of the physical inventory counts. Prior to establishing monthly inventories, PharMerica LTC performed physical inventories at least quarterly and estimated the cost of goods sold in the intervening months when no physical inventory was performed. Inventories consist principally of purchased pharmaceuticals from AmerisourceBergen.

Physical inventories at KPS are performed on a quarterly basis at all pharmacy locations and cost of goods sold is adjusted based upon the actual results of the physical inventory counts.

Accounting for income taxes

KPS is included in the consolidated federal and state income tax returns filed by Kindred. Kindred allocates the consolidated federal and state income tax liabilities among the members of the consolidated return group as if KPS was a separate taxpayer, and the result of the corresponding tax liability is settled with Kindred through an adjustment to stockholder’s equity.

PharMerica LTC accounts for income taxes using the asset and liability method in accordance with provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of PharMerica LTC’s assets and liabilities.

PharMerica LTC is included in AmerisourceBergen’s consolidated federal income tax return and certain state consolidated and combined income tax returns filed by AmerisourceBergen. PharMerica LTC also files stand-alone state income tax returns in most states in which it operates. Pursuant to the terms of an arrangement between PharMerica LTC and AmerisourceBergen, current and deferred income tax expenses and benefits are allocated to the members of the tax sharing group as if they were filing separately for federal income tax purposes and at AmerisourceBergen’s consolidated state tax rate for state income tax purposes. PharMerica LTC’s share of income taxes is paid by AmerisourceBergen and, as a result, any obligation related to current income taxes is not reflected in the accompanying balance sheets. Additionally, federal and certain state operating loss benefits generated by PharMerica LTC are utilized by other members of the consolidated group and are not reimbursed by AmerisourceBergen.

The provision for income taxes is based upon management’s estimate of taxable income or loss for each respective accounting period. An asset or liability is recognized for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled and represent amounts contributed to or contributed from Kindred or AmerisourceBergen as the case may be in lieu of income taxes. A valuation allowance is provided for these deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Kindred and AmerisourceBergen are each subject to various income tax audits at the federal and state levels in the ordinary course of business. Such audits could result in increased tax payments, interest and penalties. While Kindred and AmerisourceBergen each believe its tax positions are appropriate, neither Kindred nor AmerisourceBergen can assure that the various authorities engaged in the examination of income tax returns will not challenge Kindred’s or AmerisourceBergen’s tax positions.

Valuation of long-lived assets and goodwill

KPS and PharMerica LTC regularly review the carrying value of certain long-lived assets and the related identifiable intangible assets with respect to any events or circumstances that indicate an impairment or an adjustment to the amortization period is necessary. If circumstances suggest the recorded amounts cannot be recovered based upon estimated future undiscounted cash flows, the carrying values of such assets are reduced to fair value.

In assessing the carrying values of long-lived assets, each of KPS and PharMerica LTC estimates future cash flows at the lowest level for which there are independent, identifiable cash flows. For this purpose, these cash flows are aggregated based upon the contractual agreements underlying the operation of the facility or group of facilities. Generally, an individual facility is considered the lowest level for which there are independent, identifiable cash flows.

In accordance with SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” KPS and PharMerica LTC are required to perform an impairment test for goodwill at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. KPS and PharMerica LTC perform their annual impairment tests at the end of each year. No impairment charge was recorded in each of the applicable years in which an annual impairment test was required.

Other intangible assets with finite lives are amortized under SFAS 142 over their estimated useful lives, ranging from five to 13 years.

Recently Issued Accounting Pronouncements

On September 15, 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements,” which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on NewCo’s financial position, results of operations or liquidity.

On July 13, 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” The interpretation clarifies the accounting for uncertain income tax issues recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 will be effective for NewCo upon completion of the transaction. NewCo has not yet determined the effect FIN 48 will have on its financial position, results of operations or liquidity.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation for interim periods that begin after June 15, 2005. This requirement represents a significant change because the fair value of stock option awards had not been recognized as compensation expense in either KPS’s or PharMerica LTC’s historical consolidated financial statements prior to 2006 under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires the cost of an award, based upon fair value on the date of grant, to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value of the award on the date of grant will be estimated using option pricing models.

Certain of PharMerica LTC’s employees participate in AmerisourceBergen equity compensation plans, which authorize grants of AmerisourceBergen stock options and restricted stock. AmerisourceBergen options generally vest over a four-year period and AmerisourceBergen restricted stock vests in full after three years. AmerisourceBergen adopted SFAS 123R in the first quarter of fiscal 2006 using the modified-prospective transition method. AmerisourceBergen allocated a portion of its share-based compensation costs to PharMerica LTC based on the fair value of the grants awarded to PharMerica LTC employees. In fiscal 2006, PharMerica LTC recorded $1.1 million related to share-based compensation.

KPS adopted SFAS 123R on January 1, 2006 and began to recognize compensation expense prospectively in its consolidated financial statements for non-vested stock options outstanding at December 31, 2005 and for all stock-based compensation awards granted after January 1, 2006. The adoption of SFAS 123R in 2006 reduced net income of KPS by approximately $0.3 million for the year ended December 31, 2006.

Quantitative and Qualitative Disclosure About Market Risk

Our most significant market risk will be the effect of fluctuations in interest rates associated with our borrowings from time to time. We will manage interest rate risk by using a combination of fixed-rate and variable-rate debt. As circumstances warrant, we will periodically evaluate various financial instruments that could mitigate a portion of our exposure to variable interest rates. However, there are no assurances that such instruments will be available on terms acceptable to us. There are currently no such financial instruments in effect.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Neither KPS nor PharMerica LTC have had changes in or disagreements with accountants on accounting or financial disclosure.

OUR BUSINESS

Overview

We are an institutional pharmacy services company servicing long-term healthcare facilities. We are the second largest institutional pharmacy company in the United States based upon pro forma revenues of our combined businesses for the year ended December 31, 2006. As of December 31, 2006, we operated more than 120 institutional pharmacies in over 40 states that serve approximately 330,000 licensed beds for patients and residents of long-term healthcare facilities. We provide pharmacy services to approximately 4,300 facilities, including 236 skilled nursing facilities owned by Kindred, as well as non-affiliated nursing centers. We also provide pharmacy management services to 79 hospitals operated by Kindred.

We were formed in anticipation of merging with the spun-off institutional pharmacy businesses of AmerisourceBergen and Kindred. As a result, our assets and business will consist almost exclusively of those that AmerisourceBergen and Kindred attribute to their institutional pharmacy businesses and that were reported as the long-term care business of AmerisourceBergen’s PharMerica segment and Kindred’s Pharmacy Division segment, respectively, in their financial statements, excluding the workers’ compensation services and retail pharmacy business of AmerisourceBergen.

The unaudited pro forma financial and operating information for NewCo for the year ended December 31, 2006 contained in this preliminary information statement is based upon information for KPS for the year ended December 31, 2006 and for PharMerica LTC for the year ended September 30, 2006. The unaudited pro forma financial and statistical information for NewCo as of December 31, 2006 is based on information for KPS and PharMerica LTC as of December 31, 2006.

Institutional Pharmacy Business

Our core business provides pharmacy products and services to residents and patients in skilled nursing facilities, assisted living facilities and independent living facilities. We purchase, repackage and dispense prescription and non-prescription pharmaceuticals in accordance with physician orders and deliver such medication to healthcare facilities for administration to individual residents and patients. Depending on the specific location, we service healthcare facilities within a radius of 120 miles or less of our pharmacy locations at least once each day. Each pharmacy provides 24-hour, seven-day per week on-call pharmacist services for emergency dispensing, delivery and/or consultation with the facility’s staff or the resident’s attending physician. We also provide various supplemental healthcare services that complement our institutional pharmacy services.

We offer prescription and non-prescription pharmaceuticals to our customers through a unit dose or modified unit dose packaging, dispensing and delivery systems, typically in 30-day supplies. Unit dosed medications are packaged for dispensing in individual doses as compared to bulk packaging used by most retail pharmacies. We believe that the unit dose delivery system is preferred over the bulk delivery system employed by retail pharmacies because it improves control over the storage and ordering of drugs and reduces errors in drug administration in healthcare facilities. Nursing staff in our customers’ facilities administer the pharmaceuticals to individual residents and patients.

We also provide intravenous, or infusion, therapy products and services for healthcare facilities. Infusion therapy consists of the product (nutrient, antibiotic, chemotherapy or other drugs and solutions) and the intravenous administration of the product. The most common infusion therapies we provide are total parenteral nutrition, which provides nutrients intravenously to patients with chronic digestive or gastro-intestinal problems, antibiotic therapy, chemotherapy, pain management and hydration.

Our computerized dispensing and delivery systems are designed to improve efficiency and control over distribution and medication to patients and residents. We provide computerized physician orders and medication administration records for each patient or resident on a monthly basis as requested. Data from these records are formulated into monthly management reports on patient or resident care and quality assurance. This system improves efficiencies and nursing time, reduces drug waste and lowers adverse drug reactions.

We also provide our customers with supplemental healthcare consulting services that complement our core institutional pharmacy services. Federal and state laws and regulations require long-term care facilities to maintain and improve the quality of resident care by retaining consultant pharmacist services to monitor and report on prescription drug therapy. Our consulting services include:

•

monthly reviews of each resident’s drug regimen to assess the appropriateness and efficacy of drug therapies, including the review of medical records, monitoring drug interactions with other drugs or food, monitoring laboratory test results and recommending alternative therapies;

•	participation on quality assurance and other committees of our customers as required or requested by such customers;

•	monitoring and reporting on facility-wide drug utilization;

•	development and maintenance of pharmaceutical policy and procedure manuals; and

•	assistance with federal and state regulatory compliance pertaining to resident care.

Pharmacy Management Business

We also provide pharmacy management services to hospitals operated by Kindred. These services generally entail the overall management of the hospital pharmacy operations, including the ordering, receipt, storage and dispensing of pharmaceuticals to the hospital’s patients pursuant to the clinical guidelines established by the hospital. We offer the hospitals a wide range of regulatory and financial management services, including inventory control, budgetary analysis, staffing optimization, and assistance with obtaining and maintaining applicable regulatory licenses, certifications and accreditations. We work with the hospitals to develop and implement pharmacy policies and procedures, including drug formulary development and utilization management. We also offer clinical pharmacy programs that encompass a wide range of drug therapy/disease management protocols, including protocols for anemia treatment, infectious diseases, wound care, nutritional support, renal dosing, and therapeutic substitution.

Our Strategy

Our goal is to become the premier provider of institutional pharmacy services in the United States. Our strategies for achieving this goal include:

Maintaining Focus on Customer Satisfaction. We will focus on consistently providing quality pharmaceutical services to our customers at competitive prices and delivery of prescriptions in a timely and effective manner. Our business will seek to implement innovative and cost-effective solutions to improve the provision of medication to our customers and the residents and patients that they serve.

Improving Operating Efficiency. We will continually seek to improve operating efficiencies and control costs. We maintain management information systems that are expected to allow us to improve service standards, achieve or exceed regulatory compliance and navigate the rapidly changing billing complexities of federal, state and private payor programs. We will strive to lower pharmaceutical costs by negotiating favorable purchasing arrangements through group purchasing organizations or directly with certain pharmaceutical manufacturers. We will continue to focus on the opportunities presented by the appropriate use of generic pharmaceuticals. Our combined businesses should enable us to pursue synergy opportunities by consolidating pharmacy locations and reducing costs related to processing pharmaceuticals for distribution. We will also seek to improve operating efficiency by enhancing the features of our computerized dispensing and billing systems to meet our customer’s needs.

Growing the Business. We will continue to grow through expansion in our existing markets and by servicing new customers. We intend to grow organically by leveraging the competitive advantages we expect to realize as a result of this transaction. We believe our industry has underlying market growth potential attributable to both an increase in drug utilization as well as the general aging population of the United States. We believe this transaction improves our market competitiveness by giving us more operating scale and increased organizational breadth and depth. We will seek to increase our market share, in part, by capturing business currently realized by our competitors by capitalizing on our improved market position.

We also intend to expand our market share through selected geographic expansion in markets not currently served by us and through strategic acquisitions in existing and underserved markets. NewCo will operate initially in more than 40 states. We believe there are significant growth opportunities in several other markets. There are numerous competitors in our market, mostly small or regional companies that lack the scale that we believe will be necessary to compete in a market that is increasingly national payor in scope. We intend to actively seek opportunities to acquire these competitors on a profitable basis.

Expand Our Pharmacy Management Services. We provide pharmacy management services to substantially all of Kindred’s hospitals. We intend to use our pharmacy expertise to seek opportunities to expand our pharmacy management services with additional customers.

Promoting Our Shared Values. We will continue to benefit from the shared values of PharMerica LTC and KPS of focusing on the needs of our customers, patients and employees. We will seek to lead, shape and define the business of providing pharmacy services and products to the institutional marketplace.

Sales and Marketing

We sell our products and services through a national sales force of approximately 40 persons as of December 31, 2006. Our sales force is organized along geographic lines divided into approximately five regions to maximize coverage, manage costs, and to assure that the needs of our customers are effectively and efficiently met. Our sales representatives specialize in the products and services we offer and the markets in which we operate. Their knowledge permits us to meet the unique needs of our customers while maintaining profitable relationships.

Customers

Our customers are typically institutional healthcare providers, such as, skilled nursing facilities, nursing centers, assisted living facilities, hospitals and other long-term alternative care settings. We are generally the primary source of supply of pharmaceuticals for our customers.

Our customers depend on institutional pharmacies like us to provide the necessary pharmacy products and services and to play an integral role in monitoring patient medication regimens and safety. We dispense pharmaceuticals in patient specific packaging in accordance with physician instructions.

At December 31, 2006, the combined companies had contracts to provide pharmacy services to approximately 330,000 licensed beds for patients in healthcare facilities in over 40 states. Many of these contracts, as is typical in the industry, have a relatively short duration and/or can be terminated by either party for any reason upon 30 to 60 days written notice. We also have significant customer concentrations with facilities operated by Ceres and Kindred. For the year ended December 31, 2006, sales to facilities owned or leased by Ceres constituted approximately 10% of our pro forma revenues and sales to facilities owned or leased by Kindred constituted approximately 13% of our pro forma revenues, which includes revenues generated from all payor sources for residents in these facilities.

Suppliers/Inventory

We purchase primarily bulk quantities of prescription and non-prescription pharmaceuticals, principally from a subsidiary of AmerisourceBergen under the terms of the prime vendor agreement. See “Additional

Agreements with AmerisourceBergen and Kindred – Prime Vendor Agreement,” for a description of the prime vendor agreement.

We also obtain pharmaceutical and other products from contracts negotiated directly with pharmaceutical manufacturers. We also are a member of industry buying groups, which contract with pharmaceutical manufacturers for discounted prices. While the loss of a supplier could adversely affect our business if alternate sources of supply are generally unavailable, numerous sources of supply are available to us and we have not experienced any difficulty in obtaining pharmaceuticals or other products and supplies used in the conduct of our business. We believe that our relationships with our suppliers are generally good.

We seek to maintain on-site inventories of pharmaceuticals and supplies to ensure prompt delivery to our customers. AmerisourceBergen, our primary wholesale distributor, maintains local warehousing facilities in most major geographic markets in which we operate.

Information Technology

Computerized medical records and documentation are critical to our distribution system. We operate a proprietary information technology infrastructure that automates order entry of medications, dispensing of medications, invoicing and payment processing. These systems provide medical records, consulting drug review, electronic medication management and regulatory compliance information to help ensure patient safety. These systems provide eligibility authorization and reimbursement payments to participating pharmacies. They also provide order taking, shipment and collection of service fees for medications and specialty services as well as billing and reimbursement for other services rendered.

Based upon our electronic records, we are able to provide reports to our customers and management on patient care and quality assurance. These reports help to improve efficiency in patient care, reduce drug waste and lower adverse drug reactions. We expect to continue to invest in technologies that help improve data integrity, critical information access and system availability.

Under the terms of the information services agreement, Kindred will provide us with certain information services assistance during the five-year period after the transaction. See “Additional Agreements with AmerisourceBergen and Kindred – Information Services Agreement,” for a description of the information services agreement.

Selected Operating Data

The following table sets forth certain pro forma operating and financial data of NewCo:

Pro forma year ended December 31, 2006 (unaudited)
(dollars in thousands)
Revenues	$1,852,577
Operating income	$45,969
Assets at end of period	$767,568

Institutional pharmacies in operation at end of period	127
Number of customer licensed beds at end of period	337,487

Sources of Pharmacy Revenues

We receive payment for our services from third party payors, including government reimbursement programs such as Medicare and Medicaid, and non-government sources such as commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers. The sources and amounts of our revenues will be determined by a number of factors, including the mix of our customers’ patients and the rates of reimbursement among payors. Changes in our customers’ census and the case mix of the patients as well as the payor mix among private pay, Medicare and Medicaid, will affect our profitability.

In December 2003, Congress enacted Medicare Part D which includes a major expansion of the Medicare program through the introduction of a prescription drug benefit. Under Medicare Part D, dual eligibles now have their outpatient prescription drug costs covered by Medicare Part D, subject to certain limitations. Since January 1, 2006, most of the nursing center residents we serve whose drug costs were previously covered by state Medicaid programs are dual eligibles who qualify for Medicare Part D. Accordingly, Medicaid is no longer a primary payor for the pharmacy services provided to these residents. See “– Government Regulation – Overview of Reimbursement.”

The following table sets forth the approximate percentages of PharMerica LTC’s and KPS’s revenues derived from the payor sources indicated:

PharMerica LTC Period	Medicare	Medicaid	Private and other
Year ended September 30, 2006	54%	22%	24%
Year ended September 30, 2005	19	54	27
Year ended September 30, 2004	19	54	27

KPS Period	Medicare	Medicaid	Private and other
Year ended December 31, 2006	57%	9%	34%
Year ended December 31, 2005	16	45	39
Year ended December 31, 2004	21	50	29

The healthcare industry is experiencing the effects of cost containment efforts by federal and state governments and other third party payors to control utilization of pharmaceuticals and negotiate reduced payment schedules with providers. These cost containment measures, combined with increased pricing pressure from managed care payors and other customers, generally have resulted in reduced rates of reimbursement for the products and services we provide.

For more information regarding the reimbursement for our pharmacy services, see “– Government Regulation – Overview of Reimbursement.”

Competition

We face a highly competitive environment in the institutional pharmacy market. In each geographic market, there are national, regional and local institutional pharmacies and numerous local retail pharmacies, which provide services comparable to those offered by our pharmacies and which may have greater financial and other resources than we do and may be more established in the markets they serve than we are. On a nationwide basis, Omnicare, Inc. is our largest competitor. Omnicare, Inc. is significantly larger than we are, with approximately $6.5 billion in net sales for the year ended December 31, 2006 based upon its annual report on Form 10-K for the same period. Based upon unaudited pro forma fiscal 2006 revenues of our combined businesses, we had approximately $1.8 billion in annual institutional pharmacy revenues. We also compete against regional and local pharmacies that specialize in long-term care, and these markets are highly fragmented.

We believe that the competitive factors most important to our business are pricing, quality and the range of services offered, clinical expertise, ease of doing business with the provider and the ability to develop and maintain relationships with customers. Because relatively few barriers to entry exist in the local markets we serve, we may encounter substantial competition from local market entrants.

Patents, Trademarks and Licenses

We use a number of trademarks and service marks. All of the principal trademarks and service marks used in the course of our business have been registered in the United States or are the subject of pending applications for registration.

We have acquired from our former parent companies various proprietary products, processes, software and other intellectual property that are used either to facilitate the conduct of our business or that are made available as products or services to customers. We generally seek to protect such intellectual property through a combination of trade secret, patent and copyright laws and through confidentiality and other contractually imposed protections.

We have patent applications pending that relate to certain of our products, particularly our automated pharmacy dispensing equipment and our medication and supply dispensing equipment. We will seek patent protection for our proprietary intellectual property from time to time as appropriate.

Although we believe that our patents or other proprietary products and processes do not infringe upon the intellectual property rights of any third parties, third parties may assert infringement claims against us from time to time.

Corporate Integrity Agreement

On March 29, 2005, PharMerica, Inc. and the OIG entered into the CIA to promote compliance with the requirements of the federal healthcare programs. Under this agreement, PharMerica, Inc. agreed to continue its comprehensive compliance program, which includes a corporate compliance officer, a corporate compliance committee, a Code of Ethics and Business Conduct, written policies and procedures, educational and training initiatives, review and disciplinary procedures, a confidential disclosure program, an ineligible persons screening program, and internal audit and review procedures, all designed to promote compliance with applicable laws, including federal healthcare program requirements, and the promotion of ethical business practices. The term of the agreement is five years, and ends on March 29, 2010. PharMerica, Inc. also has extensive reporting requirements under the CIA, including Annual Reports describing PharMerica’s compliance activities, and notices of any government investigations or legal proceedings, overpayments received from federal healthcare programs, and changes in pharmacy locations and new business units. PharMerica, Inc. is required to fully and timely comply with the detailed requirements of the agreement. Failure to comply with these requirements may lead to the imposition on us of stipulated penalties, including substantial monetary penalties and exclusion from participation in the federal healthcare programs.

Employees

Following the transaction, we will have approximately              employees (including approximately              part-time employees). None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Properties

The combined companies operated more than 120 institutional pharmacies in over 40 states. Our pharmacies serve approximately 330,000 patients and residents of long-term care facilities. We lease all of our pharmacy locations. Our leased space ranges in size from approximately 165 square feet to 71,054 square feet and constitute approximately 1,256,305 square feet in the aggregate. The leases generally expire between April 2007 and July 2012. Our combined businesses should enable us to pursue synergy opportunities by consolidating pharmacy locations.

Government Regulation

General

Extensive federal, state and local regulations govern institutional pharmacies and the healthcare facilities that they serve. These regulations cover licenses, staffing qualifications, conduct of operations, reimbursement, recordkeeping and documentation requirements and the confidentiality and security of health-related information. Our institutional pharmacies are also subject to federal and state laws that regulate financial arrangements between healthcare providers, including the federal anti-kickback statutes and the federal physician self-referral statutes.

Licensure, Certification and Regulation

States generally require that the state board of pharmacy license a pharmacy operating within the state. Many states also regulate out-of-state pharmacies that deliver prescription products to patients or residents in their states. We have the necessary pharmacy state licenses, or pending applications, for each pharmacy we operate. Our pharmacies are also registered with the appropriate federal and state authorities pursuant to statutes governing the regulation of controlled substances. In addition, pharmacists, nurses and other healthcare professionals who provide services on our behalf are in most cases required to obtain and maintain professional licenses and are subject to state regulation regarding professional standards of conduct.

The DEA, the U.S. Food and Drug Administration, or the FDA, and various state regulatory authorities regulate the distribution of pharmaceutical products and controlled substances. These laws impose a host of requirements on the pharmaceutical supply channel, including on providers of institutional pharmacy services. Under the Comprehensive Drug Abuse Prevention and Control Act of 1970, as a dispenser of controlled substances, we must register with the DEA, file reports of inventories and transactions and provide adequate security measures. In addition, we are required to comply with all the relevant requirements of the Prescription Drug Marketing Act for the transfer and shipment of pharmaceuticals. The FDA, DEA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. We have received all necessary regulatory approvals and believe that our repackaging operations are in substantial compliance with applicable federal and state good manufacturing practice requirements.

Laws Affecting Referrals and Business Practices

We are subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include:

•

the federal “anti-kickback” statute, which prohibits, among other things, knowingly or willfully soliciting, receiving, offering or paying remuneration “including any kickback, bribe or rebate” directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare, Medicaid or other federal healthcare programs; and

•

the federal “Stark laws” which prohibit, with limited exceptions, the referral of patients by physicians for certain designated health services, to an entity with which the physician has a financial relationship.

These laws impact the relationships that we may have with potential referral sources. We have a variety of relationships with potential referral sources, including hospitals and skilled nursing facilities with which we have contracted to provide pharmacy services. Those referral sources include hospitals and other facilities operated by Kindred. With respect to the anti-kickback statute, the OIG has enacted safe harbor regulations that outline practices that are deemed protected from prosecution. While we endeavor to comply with the applicable safe harbors, certain of our current arrangements may not qualify for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the anti-kickback statute, but may subject the arrangement to greater scrutiny. We cannot assure you that our practices that are outside of a safe harbor will not be found to violate the anti-kickback statute.

As one means of providing guidance to healthcare providers, the OIG issues “Special Fraud Alerts.” These alerts do not have the force of law, but identify features of arrangements or transactions that may indicate that the arrangements or transactions violate the anti-kickback statute or other federal health care laws. The OIG has identified several arrangements, which, if accompanied by inappropriate intent, constitute suspect practices, including: (a) the use of free or significantly discounted office space or equipment in facilities, (b) provision of free or significantly discounted billing, nursing or other staff services, (c) free training in areas such as management techniques and laboratory techniques, (d) purchasing goods or services from potential referral sources at prices in excess of their fair market value and (e) rental of space from potential referral sources at other than fair market value terms. The OIG has encouraged persons having information about entities that offer the above types of incentives to report such information to the OIG.

The OIG also issues “Special Advisory Bulletins” as a means of providing guidance to healthcare providers. These bulletins, along with the “Special Fraud Alerts,” have focused on certain arrangements that could be subject to heightened scrutiny by government enforcement authorities, including contractual joint venture arrangements and other joint venture arrangements between those in a position to refer business and those providing items or services for which Medicare or Medicaid pays.

In addition to issuing “Special Fraud Alerts” and “Special Advisory Bulletins,” the OIG from time to time issues compliance program guidance for certain types of healthcare providers. These guidance documents contain voluntary actions for providers to consider to promote compliance with Medicare, Medicaid and other federal healthcare programs. Although the OIG has not issued compliance guidance for long-term care pharmacies, the OIG has issued compliance guidance for hospitals, nursing facilities and suppliers of durable medical equipment, which may be instructive. These guidance documents advise entities to adopt policies and procedures to address the risks arising from, among other things: (a) arrangements with vendors that result in the facility receiving non-covered items at below market prices or at no charge, provided the facility orders Medicare-reimbursed products, (b) soliciting or receiving items of value in exchange for providing the supplier access to patients’ medical records and other information needed to bill Medicare, (c) joint ventures with entities supplying goods or services and (d) discounts and other financial incentives given to potential referral sources.

Many states have enacted similar statutes which are not necessarily limited to items or services for which payment is made by federal healthcare programs. Violations of these laws may result in fines, imprisonment, denial of payment for services and exclusion from the Medicare and Medicaid programs and other state-funded programs.

Other provisions in the Social Security Act and in other federal and state laws authorize the imposition of penalties, including criminal and civil fines and exclusions from participation in Medicare, Medicaid and other federal healthcare programs for false claims, improper billing and other offenses. These laws include the federal False Claims Act, under which private parties have the right to bring “qui tam” whistleblower lawsuits against companies that submit false claims for payments to the government. Some states have adopted similar state whistleblower and false claims provisions.

In addition, a number of states have undertaken enforcement actions against pharmaceutical manufacturers involving pharmaceutical marketing programs, including programs containing incentives to pharmacists to dispense one particular product rather than another. These enforcement actions arose under state consumer protection laws which generally prohibit false advertising, deceptive trade practices and the like.

In the ordinary course of business, we are subject regularly to inquiries, investigations and audits by federal and state agencies that oversee applicable healthcare program participation and payment regulations. We believe that the regulatory environment surrounding most segments of the healthcare industry remains intense. Federal and state governments continue to impose intensive enforcement policies resulting in a significant number of inspections, citations for regulatory deficiencies and other regulatory sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments and fines. Such sanctions could have a material adverse effect on our financial position, results of operation and liquidity. We vigorously contest such sanctions where appropriate; however, these cases can involve significant legal expense and consume our resources.

We believe our contract arrangements with other healthcare providers, our pharmaceutical suppliers and our pharmacy practices are in substantial compliance with applicable federal and state laws. These laws may, however, be interpreted in the future in a manner inconsistent with our interpretation and application.

State Laws Affecting Access to Services

Some states have enacted “freedom of choice” or “any willing provider” requirements as part of their state Medicaid programs or in separate legislation. These laws may preclude a nursing center from requiring their patients and residents to purchase pharmacy or other ancillary medical services or supplies from particular providers that deal with the nursing center. Limitations such as these may increase the competition which we face in providing services to nursing center residents.

HIPAA

The federal Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, mandates the adoption of regulations aimed at standardizing transaction formats and billing codes for documenting medical services, dealing with claims submissions and protecting the privacy and security of individually identifiable health information. HIPAA regulations that standardize transactions and code sets require standard formatting for healthcare providers, like us, that submit claims electronically.

The HIPAA privacy regulations apply to “protected health information,” which is defined generally as individually identifiable health information transmitted or maintained in any form or medium, excluding certain education records and student medical records. The privacy regulations seek to limit the use and disclosure of most paper and oral communications, as well as those in electronic form, regarding an individual’s past, present or future physical or mental health or condition, or relating to the provision of healthcare to the individual or payment for that healthcare, if the individual can or may be identified by such information. HIPAA provides for the imposition of civil or criminal penalties if protected health information is improperly disclosed.

HIPAA’s security regulations require us to ensure the confidentiality, integrity and availability of all electronic protected health information that we create, receive, maintain or transmit. We must protect against reasonably anticipated threats or hazards to the security of such information and the unauthorized use or disclosure of such information.

The HIPAA unique health identifier standards require us to obtain a national provider identifier (“NPI”) and to begin using this identifier by May 23, 2007 although certain entities with Medicare supplier numbers, including NewCo, are currently required to obtain and use the NPI on enrollment and reenrollment applications. We have established processes to address issues associated with the NPI and to bring us into compliance as required. Many systems will require vendor intervention to accomplish these changes. We cannot be certain that certain vendors will meet the imposed deadline. Failure to meet the deadline could result in delayed reimbursement.

In addition to HIPAA, we are subject to state privacy laws and other state privacy or health information requirements not preempted by HIPAA, including those which may furnish greater privacy protection for individuals than HIPAA.

The scope of our operations involving health information is broad and the nature of those operations is complex. Although we believe that our contract arrangements with healthcare payors and providers and our business practices are in material compliance with applicable federal and state electronic transmissions, privacy and security of health information laws, the requirements of these laws, including HIPAA, are complicated and are subject to interpretation. In addition, state regulation of matters also covered by HIPAA, especially the privacy standards, is increasing, and determining which state laws are preempted by HIPAA is a matter of interpretation. Failure to comply with HIPAA or similar state laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties and other enforcement actions.

Overview of Reimbursement

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and to certain disabled persons. Medicaid is a medical assistance program administered by each state that provides healthcare benefits to certain indigent patients. Within the Medicare and Medicaid statutory framework, there are substantial areas subject to administrative rulings, interpretations and discretion that may affect payments made under Medicare and Medicaid.

We receive payment for our services from third party payors, including government reimbursement programs such as Medicare and Medicaid, and non-government sources such as commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers. Historically, our former parent companies have derived a substantial portion of their annual revenues from state Medicaid programs and from skilled nursing facilities for residents covered by Medicare Part A. The balance consisted of private pay, insurance and other payors (including managed care).

The Medicare program historically consisted of three parts: (1) Medicare Part A, which covers, among other things, in-patient hospital, skilled nursing facilities, home healthcare and certain other types of healthcare services; (2) Medicare Part B, which covers physicians’ services, outpatient services and certain items and services provided by medical suppliers; and (3) a managed care option for beneficiaries who are entitled to Medicare Part A and enrolled in Medicare Part B, known as Medicare Part C. Under Medicare Part B, we are entitled to payment for products that replace a bodily function, home medical equipment and supplies and a limited number of specifically designated prescription drugs.

In December 2003, Congress enacted a major expansion of the Medicare program with the addition of a prescription drug benefit under the new Medicare Part D. Medicare Part D provides coverage for prescription drugs that are not otherwise covered under Medicare Part A or Part B for those beneficiaries that enroll.

Medicare Part A provides reimbursement for extended care services to patients in skilled nursing facilities. The Balanced Budget Act of 1997 established a prospective payment system, or PPS, for Medicare patients in skilled nursing facilities. Under PPS, Medicare pays a federal daily rate for virtually all covered skilled nursing facility services and certain covered pharmaceuticals. Under PPS, our skilled nursing facility customers are not able to pass through to Medicare their costs for certain products and services provided by us. Instead, Medicare provides such customers a federal daily rate to cover the costs of all covered goods and services provided to Medicare patients, which may include certain pharmaceutical and other goods and services provided by us. Because Medicare reimbursement is limited by PPS, nursing center customers have an increased incentive to negotiate with us to minimize the costs of providing goods and services to patients covered under Medicare Part A. We bill skilled nursing facilities based upon a negotiated fee schedule.

Recent federal legislation continues to focus on reducing Medicare and Medicaid program expenditures. The Deficit Reduction Act of 2005, or DRA, is intended to reduce net Medicare and Medicaid spending by approximately $11 billion over the next four to five years. Among other things, the DRA will reduce certain bad debt payments to Medicare skilled nursing facilities and strengthen asset transfer restrictions for people seeking to qualify for Medicaid long-term care coverage. Further, the Tax Relief and Health Care Act of 2006 modified several Medicaid policies, including, among other things, reducing the limit on Medicaid provider taxes from the current six percent to five-and-a-half percent from January 1, 2008 through September 30, 2010. In addition, on February 5, 2007, President Bush issued the federal fiscal year 2008 proposed budget which would, if enacted, provide no update to Medicare payment rates for skilled nursing facilities in 2008 and a negative 0.65 percent adjustment to the rates annually thereafter. The budget also would move toward site-neutral post-hospital payments to limit inappropriate incentives for five conditions commonly treated in both skilled nursing facilities and inpatient rehabilitation facilities. The budget proposal also would eliminate all bad debt reimbursements for unpaid beneficiary cost-sharing over four years. In addition, the budget proposal includes a series of proposals impacting Medicaid, including legislative and administrative changes, that would reduce Medicaid payments by almost $26 billion over five years. While many of the proposed policy changes would require congressional approval to implement, the loss of revenues to skilled nursing facilities could, in the future, have an adverse effect on the financial condition of our skilled nursing facility customers which could, in turn, adversely affect the timing or level of their payments to us.

On January 1, 2006, the Medicare Part D prescription drug benefit went into effect. Under Medicare Part D, Medicare covers most outpatient drug expenses for dual eligibles. Most of the nursing center residents our pharmacies serve are dual eligibles whose drug costs were previously covered by state Medicaid programs and who now qualify for the new Medicare drug benefit. Accordingly, since January 1, 2006, Medicaid is no longer a primary payor for the pharmacy services provided to these residents. Medicare beneficiaries who choose to participate in Medicare Part D select from a range of Part D Plans. Medicare beneficiaries generally have to pay a premium to enroll in a Part D Plan, with the premium amount varying from plan to plan. CMS provides various federal subsidies to Part D Plans to reduce the cost to qualifying beneficiaries.

Part D Plans are required to make available certain drugs on their formularies. Dually-eligible residents in nursing centers generally are entitled to have their prescription drug costs covered by a Part D Plan, provided that the prescription drugs which they are taking are either on the Part D Plan’s formulary or an exception to the Plan’s formulary is granted. CMS reviews the formularies of Part D Plans and requires these formularies to include the types of drugs most commonly used by Medicare beneficiaries. CMS also reviews the formulary exceptions criteria of the Part D Plans that provide for coverage of drugs determined by the Part D Plan to be medically appropriate for the enrollee.

We obtain reimbursement for drugs we provide to enrollees of the given Part D Plan in accordance with the terms of agreements negotiated between us and the Part D Plan. Accordingly, Medicare Part D could negatively impact the pricing of our services. Moreover, Medicare Part D may continue to result in reimbursement delays and increased administrative costs as we attempt to properly bill and collect patients’ payments from various Part D Plans.

We receive rebates from pharmaceutical manufacturers for undertaking certain activities that the manufacturers believe may increase the likelihood that we will dispense their products. CMS continues to question whether institutional pharmacies should be permitted to receive these access/performance rebates from manufacturers with respect to prescriptions covered under Medicare Part D, but has not prohibited the receipt of such rebates. CMS defines these as rebates a manufacturer provides to long-term care pharmacies that are designed to “prefer, protect or maintain” that manufacturer’s product selection by the long-term care pharmacy or to increase the volume of that manufacturer’s products that are dispensed by the pharmacy under its formulary. CMS has indicated that for 2007 it is requiring Plan Sponsors to have policies and systems in place as part of their drug utilization management programs to protect beneficiaries and reduce costs when long-term care pharmacies receive incentives to move market share through access/performance rebates. In recent guidance issued to Plan Sponsors, effective for 2007, CMS instructs Plan Sponsors to obtain full disclosure from long-term care pharmacies of all discounts, rebates or other remuneration that such pharmacies receive from manufacturers and has issued guidelines on the information required. CMS has also issued draft reporting requirements for 2008 which would, among other things, require disclosure of non-rebate discounts and price concessions provided to long-term care pharmacies. CMS is accepting comments on this draft until April 16, 2007. The impact of these reporting requirements, and/or the elimination or reduction of manufacturer rebates, if not offset by other reimbursement, could have an adverse effect on our business.

Medicare Part D does not alter federal reimbursement for residents of nursing centers whose stay at the nursing center is covered under Medicare Part A. Accordingly, Medicare’s fixed per diem payments to nursing centers under PPS will continue to include a portion attributable to the expected cost of drugs provided to such residents. We will therefore continue to receive reimbursement for drugs provided to such residents from the nursing center in accordance with the terms of our agreements with each nursing center.

The reimbursement rate for pharmacy services under Medicaid are determined on a state-by-state basis subject to review by CMS and applicable federal law. Although Medicaid programs vary from state to state, they generally provide for the payment of certain pharmacy services, up to established limits, at rates determined in accordance with each state’s regulations. The federal Medicaid statute specifies a variety of requirements that a state plan must meet, including the requirements related to eligibility, coverage for services, payment and admissions. For residents that are eligible for Medicaid only, and are not dual eligibles covered under Medicare Part D, we bill the individual state Medicaid program or in certain circumstances the state’s designated managed care or other similar organization. Federal regulations and the regulations of certain states establish “upper limits” for reimbursement of certain prescription drugs under Medicaid. In most states, pharmacy services are priced at the lower of “usual and customary” charges or cost, which generally is defined as a function of average wholesale price and may include a profit percentage plus a dispensing fee. Most states establish a fixed dispensing fee per prescription that is adjusted to reflect associated cost. Over the last several years, state Medicaid programs have lowered reimbursement through a variety of mechanisms, principally reductions in the discount to average wholesale price levels, expansion of the number of medications subject to federal upper limit pricing and general reductions in contract payment methodology to pharmacies.

Further, effective January 1, 2007, the DRA changed the federal upper limit from 150 percent of the lowest published price for a drug (which is usually the average wholesale price) to 250 percent of the lowest average manufacturer price, or AMP. In addition, on December 22, 2006, CMS issued a proposed rule to establish a new calculation for AMP. The DRA requires a final Medicaid drug payment rule by July 1, 2007. Moreover, the proposed fiscal year 2008 budget would further reduce the federal upper limit reimbursement for multiple source drugs to 150 percent of the AMP of the lowest priced drug in the group, and allow states to use private sector formulary management techniques to leverage greater discounts through negotiations with drug manufacturers. There can be no assurance that these changes under the DRA or future legislation will not have an adverse impact on our business.

Average wholesale price, or AWP, is a pricing benchmark published by First DataBank, Inc. AWP is widely used to calculate a portion of the Medicaid and Medicare Part D drug reimbursements payable to pharmacy providers. First DataBank recently agreed to a proposed settlement of a legal proceeding that would require it to stop publishing AWP two years after the settlement becomes effective unless a competitor is publishing AWP at that time. First DataBank would also be required to change the way it calculates AWP during the two-year interim period. The settlement agreement is not yet final and we are evaluating the potential impact that the settlement could have on our business. There can be no assurance that the settlement, if finalized, would not have an adverse impact on our business.

The healthcare industry is experiencing the effects of cost containment efforts by federal and state governments and other third party payors to control utilization of pharmaceuticals and negotiate reduced payment schedules with providers. These cost containment measures, combined with increased pricing pressure from managed care payors and other customers, generally have resulted in reduced rates of reimbursement for the products and services we provide. The sources and amounts of our revenues are determined by a number of factors, including our customers’ census, the case mix of our customers’ residents and the rates of reimbursement among payors. Changes in the number of the residents as well as the payor mix among private pay, Medicare and Medicaid may affect our profitability.

As a result of political, economic and regulatory influences, the healthcare delivery industry in the United States is under intense scrutiny and subject to fundamental changes. We cannot predict which reform proposals will be adopted, when they may be adopted, or what impact they may have on us.

The costs associated with complying with federal and state regulations could be significant and the failure to comply with any such legal requirements could have a material adverse effect on our financial condition, results of operations and liquidity.

Legal Proceedings

From time to time, we are involved in legal and regulatory proceedings. While it is not possible to determine the ultimate disposition of these various proceedings and whether they will be resolved in our favor, we do not believe that the outcome of these proceedings, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or liquidity.

Available Information

Our Internet website address is www.                    . Please note that the information contained on our website is not incorporated by reference into this preliminary information statement or the registration statement of which this preliminary information statement is a part. We will make available free of charge our future SEC filings through our Internet website as soon as reasonably practicable after we electronically file them with the SEC. You will be able to access our future SEC filings on our website.

We will also make available on our website the charters of our Audit and Compliance Committee, our Compensation Committee, and our Nominating and Governance Committee as well as the corporate governance principles adopted by our board of directors and our Code of Business Conduct for employees and directors. We will also provide these documents, without charge, at the written request of any stockholder of record. Requests for copies should be mailed to the name and address listed under the heading “Where You Can Find More Information.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of March 1, 2007 regarding individuals who are expected to serve as our directors and executive officers following the transaction, including their anticipated positions with our company following the transaction.

Name	Age	Position
Gregory S. Weishar	52	Director and Chief Executive Officer
Paul J. Diaz	45	Director
Edward L. Kuntz	60	Director
R. David Yost	59	Director

Biographies

Gregory S. Weishar has served as a director and our Chief Executive Officer since February 5, 2007. Mr. Weishar has over 20 years experience in the pharmacy services industry. From 1994 until January 2007, he was Chief Executive Officer and President of PharmaCare Management Services, the industry leading pharmacy benefit management and specialty pharmacy subsidiary of CVS Corporation. Mr. Weishar founded PharmaCare in 1994 and developed it into an industry leading company with over $7 billion in sales. Prior to PharmaCare, Mr. Weishar was Executive Vice President – Sales and Marketing with Diagnostek Inc. from 1992 until 1994. He held various senior management positions at PCS Inc. from 1988 until 1992. Prior to PCS Inc. Mr. Weishar was a founder and Vice-President of Argus Health Systems Inc., from 1984 until 1988. Mr. Weishar graduated from Northwest Missouri State University with a degree in Economics & Biology and a Master’s degree in Economics from the University of Missouri – Kansas City.

Paul J. Diaz has served as one of Kindred’s directors since May 2002, as its Chief Executive Officer since January 1, 2004 and as its President since January 2002. Mr. Diaz served as Kindred’s Chief Operating Officer from January 2002 to December 31, 2003. Prior to joining Kindred, he served as the managing member of Falcon Capital Partners, LLC, a private investment and consulting firm specializing in healthcare restructurings, and as Chairman and Chief Executive Officer of Capella Senior Living, LLC, a start-up venture to provide long-term healthcare services.

Edward L. Kuntz has been Kindred’s Executive Chairman of the Board since January 2004. Mr. Kuntz served as Kindred’s Chairman of the Board and Chief Executive Officer from January 1999 to December 31, 2003. He was also Kindred’s President from November 1998 to January 2002 and Chief Operating Officer and a director from November 1998 to January 1999. Mr. Kuntz is a director of Rotech Healthcare, Inc., a provider of home medical equipment and related products and services.

R. David Yost has served as a director and Chief Executive Officer of AmerisourceBergen since August 2001. From August 2001 to October 2002, Mr. Yost served as President of AmerisourceBergen. Mr. Yost was Chairman and Chief Executive Officer of AmeriSource Health Corporation from December 2000 to August 2001 and its President and Chief Executive Officer from May 1997 to December 2000. Mr. Yost also held a variety of other positions with AmeriSourceHealth Corporation and its predecessors since 1974, including Executive Vice President – Operations of AmeriSourceHealth Corporation from 1995 to 1997. Mr. Yost is also a director of Electronic Data Systems Corporation.

Board Structure

Pursuant to the terms of the master transaction agreement, our board of directors will initially consist of nine directors, four of whom will be designated by AmerisourceBergen, four of whom will be designated by Kindred

and one of whom will be our chief executive officer, Mr. Weishar. AmerisourceBergen intends to designate                     ,                     , and R. David Yost, AmerisourceBergen’s Chief Executive Officer, as its four nominees to our board of directors while Kindred intends to designate                     ,                     , Edward L. Kuntz, Executive Chairman of the board of directors of Kindred, and Paul J. Diaz, Kindred’s President and Chief Executive Officer, as its four nominees to our board of directors. Messrs. Yost, Kuntz and Diaz have agreed that they will serve as directors no longer than through the 2008 annual meeting of our stockholders. In addition, Messrs. Kuntz and Diaz have agreed that they would resign from our board of directors if requested by Kindred’s Nominating and Governance Committee. Our board of directors will consist of one class, with all of our directors being elected each year at our annual meeting of stockholders. A director nominee who is running uncontested in an election must receive a majority of the votes cast in order to be elected; in a “contested election” (as defined in our bylaws), a director nominee will be elected with a plurality of the votes cast. Our directors may be removed with or without cause by a majority vote of stockholders. It is anticipated that our board of directors will meet at least quarterly.

Committees

Our board of directors has three standing committees: an Audit and Compliance Committee, a Compensation Committee and a Nominating and Governance Committee. The following is a brief description of our committees.

Audit and Compliance Committee

Our Audit and Compliance Committee assists the board in monitoring (1) the adequacy of our company’s system of internal controls, accounting policies, financial reporting practices, and the quality and integrity of our company’s financial statements and reporting; (2) compliance by the Company with legal and regulatory requirements; (3) the independent auditor’s qualifications and independence; and (4) the performance of our company’s internal audit function and independent auditors. The Audit and Compliance Committee has direct responsibility and the sole authority for the appointment, compensation, retention (including termination and replacement) and oversight of our independent auditors, and our independent auditors report directly to the Audit and Compliance Committee. The Audit and Compliance Committee is also responsible for preparing an audit committee report as required by the SEC to be included in our company’s annual proxy statement, and will review and approve on an on-going basis any related party transactions. The Audit and Compliance Committee has adopted a policy for the review and pre-approval of all audit and non-audit services to be provided to us by our independent registered public accounting firm. The Audit and Compliance Committee has also established procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters.

Messrs.                     ,                     ,                      and                      are members of our Audit and Compliance Committee. Mr.                      qualifies as an audit committee financial expert under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. Each of the members of our Audit and Compliance Committee has been determined by our board to meet the independence, experience and financial literacy requirements of the NYSE and the federal securities laws. Our Audit and Compliance Committee will not be formed until the closing of the transaction and, as result, it will not hold meetings until such time.

Compensation Committee

Our Compensation Committee reviews, recommends and approves policies relating to compensation and benefits for our directors and employees and is responsible for approving the compensation of our chief executive officer and other executive officers. It has authority to retain any compensation consultant to be used to assist in the evaluation of the compensation for directors, the chief executive officer and other senior executives. Our Compensation Committee also administers the compensation plans of our company for the chief executive officer, named executive officers and certain other key officers and employees and reviews and approves awards under these plans as recommended by our management. Our Compensation Committee is also responsible for reviewing and recommending for inclusion in our proxy statement the compensation discussion and analysis section, and for producing the annual report on executive compensation required to be included in our annual proxy statement under federal securities laws. For additional information regarding the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation, including the anticipated role of executive officers of the Company in making recommendations to the Compensation Committee regarding executive compensation and the role of compensation consultants in assisting the Compensation Committee in its functions, please see “Compensation Discussion and Analysis” below.

Messrs.             ,             and              are members of our Compensation Committee. Each of them has been determined by our board to meet the independence requirements of the NYSE and the federal securities laws and qualifies as a non-employee director under SEC Rule 16b-3 and as an “outside director” under Section 162(m) of the Code. Our Compensation Committee will not be formed until the closing of the transaction and, as a result, it will not hold any meetings until such time.

Nominating and Governance Committee

Our Nominating and Governance Committee assists the board by identifying individuals qualified to become board members and approving director nominees. The Committee also recommends to the board director nominees and chairperson(s) for each committee, leads the board in its annual review of the performance of the board and senior management and recommends to the board corporate governance principles. The Committee is also responsible for conducting inquiries into any director candidate’s background, qualifications and compliance with independence and other requirements established by the committee, and assessing the contributions of those directors selected for re-election. The Committee may establish criteria for board candidates and use such criteria to evaluate all potential director nominees.

The Committee is also responsible for reviewing at least annually our corporate governance principles and recommending proposed changes to the board. The Committee also reports periodically to the board on succession planning.

Messrs.              and              are members of our Nominating and Governance Committee and each of them has been determined by our board to meet the independence requirements of the NYSE and the federal securities laws. Our Nominating and Governance Committee will not be formed until the closing of the transaction and, as result, it will not hold meetings until such time.

Compensation of Directors

We anticipate that directors will receive an annual retainer of $35,000. We also anticipate that each board member will receive $2,000 for each board meeting attended. An additional $1,500 will be paid to board committee members for attendance at board committee meetings. The audit committee chair will receive an additional $10,000 while the other committee chairs will receive $5,000. Directors who are also our employees will receive no additional compensation for serving on the board of directors.

We anticipate that each director will also receive an annual grant of restricted shares with a value of $80,000. The restricted shares will vest upon completion of one year of service after the grant date. We expect that upon joining the board each of our directors will receive a stock option grant that will vest in three equal annual installments and that will have an initial value of $120,000. Each of the foregoing elements of director compensation is subject to the review and approval of our Compensation Committee following completion of the transaction.

As with our executive officers, any stock ownership guidelines will be established following consummation of the spin-off.

Compensation and Governance Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or Compensation Committee.

Independence of Directors

Our corporate governance principles provide for director independence standards consistent with those of the NYSE and the federal securities laws. These standards require the board to affirmatively determine that each “independent” director has no material relationship with our company (either directly or as a partner, stockholder or officer of an organization that has a relationship with our company) other than as a director. The board has determined that the following directors are “independent” as required by the NYSE listing standards and our company’s Corporate Governance Principles:                 .

All members of the Audit and Compliance Committee, the Compensation Committee, and the Nominating and Governance Committee are independent directors as defined in the NYSE listing standards and in the standards in our company’s corporate governance principles.

Compensation of our Named Executive Officers

We have not disclosed historical compensation information with respect to our principal executive officer and our principal financial officer since both of these officers were hired in connection with the transaction and were not previously employed by either Kindred or AmerisourceBergen for fiscal year 2006. With respect to each of our remaining executive officers who might be considered a named executive officer and who were formerly employed by Kindred or AmerisourceBergen, we have not disclosed historical compensation information for fiscal year 2006 since we are of the view that, as a new publicly traded company formed from the combination of the KPS and PharMerica LTC divisions of Kindred and AmerisourceBergen, respectively, the disclosure of historical compensation for our executive officers would not accurately reflect the compensation programs and philosophies that we intend to implement. We have adopted and will continue to develop our own compensation programs and anticipate that each of our executive officers who we anticipate will be a named executive officer for fiscal year 2007, including our Chief Executive Officer, Chief Financial Officer and the next three highest compensated officers (whom we refer to for purposes of this discussion as our “named executive officers”), will be covered by these programs following the consummation of the transaction. A more detailed description of our compensation programs can be found below under the heading “Compensation Discussion and Analysis.” In addition, for a description of our employment agreements with our named executive officers, see “Management – Description of Employment Contracts.”

Compensation Discussion and Analysis

Introduction

The following is a discussion of the executive compensation program that we expect to put in place following the consummation of the transaction and is based on the preliminary determinations of the transition planning committee in conjunction with our chief executive officer. The transition planning committee was formed by AmerisourceBergen and Kindred and consists of three AmerisourceBergen representatives and three Kindred representatives. AmerisourceBergen and Kindred have agreed that the transition planning committee will be responsible for all aspects of our transition planning until consummation of the transaction, including with respect to the initial stages of the development of our executive compensation program. Though certain aspects of the program are set to be implemented upon consummation of the transaction, the program as a whole will not be finalized until we complete the recruitment of our executive management team. The executive compensation program, as described below, is subject to the review and subsequent approval of the Compensation Committee.

Executive Compensation Program Objectives

Our executive compensation program is designed to balance our overall compensation philosophy of promoting programs that are simple and flexible, but that are nonetheless sufficiently robust that they permit us to attract and retain a stable executive management team, particularly as we commence operations as a separate, new publicly traded company. Though our company is the result of the combination of the KPS and PharMerica LTC divisions of Kindred and AmerisourceBergen, respectively, we believe that our executive compensation program, and underlying philosophy will differ in many respects from those adopted by those companies, which also operate in other segments of the healthcare industry. Our executive compensation program is structured in a manner that we believe not only provides transparency to both our employees and stockholders, but that is competitive within the institutional pharmacy industry and designed to focus our executives on profitability, meeting financial expectations, achieving cost savings and providing quality services. We believe that each of these performance measures will be critical to our success.

The goals of our executive compensation program are to:

•

Provide competitive and fiscally responsible compensation based upon a review of peer companies, allowing us to successfully attract and retain highly-qualified executives with the leadership skills and experience necessary for our long-term success;

•	Provide incentive compensation that places a strong emphasis on financial performance with the flexibility to assess operational and individual performance; and

•	Provide an appropriate link between compensation and the creation of shareholder value through awards tied to our long-term performance and share price appreciation.

Based on our overall compensation philosophy, the transition planning committee has established an executive compensation program comprised of base salary, annual cash incentive awards, long-term incentive awards, and benefits and perquisites, as the four key elements to promote these goals:

•

Base Salaries. Appropriately remunerative base salary levels are critical in allowing us to attract and retain senior management employees to manage our transition as a separate publicly traded company and to manage our operations with a view toward our long-term success.

•	Annual Cash Incentive Awards. The aim of this component of the compensation program is to reward corporate, group and individual performance against pre-established goals.

•

Long-Term Incentive Awards. The long-term component of our executive compensation program will consist of annual grants of stock options and restricted stock, restricted stock units and long-term cash incentives, which are designed to align the interests of our named executive officers with those of our stockholders by motivating these officers to manage NewCo in a manner that fosters long-term performance, as reflected in stock price appreciation, increased stockholder value and achievement of profitability objectives. We also believe these long-term incentives are essential tools in the promotion of executive retention. Since we do not intend to maintain a defined benefit pension plan or provide other post-retirement medical benefits, the grant of long-term incentive awards will be our primary means for rewarding executive longevity.

•

Benefits and Perquisites. In order to attract and retain executive talent, we intend to provide certain limited executive benefits, including a voluntary deferred compensation plan, and perquisites that we believe are competitive within the industry.

The transition planning committee retained Mercer Human Resource Consulting, which we refer to as Mercer, in 2006 to serve as an outside compensation consultant to the transition planning committee and, ultimately, following the completion of the transaction, to the Compensation Committee. Prior to our becoming a publicly traded company, the transition planning committee was responsible, with input from our chief executive officer, for the development and design of our executive compensation program and its underlying philosophies.

To assist the transition planning committee in this process, Mercer prepared data on named executive officer compensation levels and dilution from equity plans, using the comparator group described below as a benchmark. Additionally, Mercer advised the transition planning committee on executive compensation plan design issues, regulatory changes and best practices related to compensation. We expect that Mercer will continue to serve the Compensation Committee in a similar capacity following the consummation of the transaction, as the Compensation Committee continues to develop the principles and philosophy of our executive compensation program and, thereafter, periodically monitors and reviews the competitiveness and appropriateness of the design of our program. Mercer will report directly to the Compensation Committee. Mercer personnel provide certain other services to NewCo and similar services to the Kindred and AmerisourceBergen compensation committees, the nature and cost of which the transition planning committee believes do not impair Mercer’s ability to provide an objective perspective regarding our executive compensation program.

Our chief executive officer, Mr. Weishar, has reviewed the recommendations made by Mercer with respect to our executive compensation program and provided input to the transition planning committee on such program and the philosophies underlying it.

Benchmarking Process

In general, we intend to target all elements of named executive officer compensation between the 25th percentile and median of the market, though actual compensation levels will be determined for each of our named executive officers based on their particular circumstances. We believe these targets will allow us to manage compensation costs and sustain a reasonable level of transition costs, yet be competitive in the market. In addition to salary, compensation of our named executive officers will largely be comprised of variable incentive pay linked to our financial and stock performance and individual executive contributions. As a result, actual executive compensation will vary above and below the 25th percentile-median range, depending on performance. We believe this pay structure allows us to align the economic interest of our executives with that of our stockholders.

As we expect to be a significant company in the institutional pharmacy industry, with projected annual revenues of approximately $2 billion, our target labor market encompasses both similarly-sized companies in the general medical device, supply and services industry, as well as companies that provide healthcare pharmacy services. Based upon consultation with Mercer, we approved the use of a peer group that we believe have business models and operations comparable to our own and most of which are of a comparable size, with revenues within an approximate 0.5x to 2.0x range of our expected revenues. In addition, we view these companies as competitors for either customers or executive talent. The peer group includes:

•	Omnicare Inc.

•	Owens & Minor Inc.

•	St. Jude Medical Inc.

•	Henry Schein Inc.

•	Invacare Corp.

•	PSS World Medical Inc.

•	Lincare Holdings Inc.

•	Bioscrip Inc.

•	Rotech Healthcare Inc.

For purposes of reviewing the competitiveness of our executive compensation program, Mercer used a combination of proxy data from the above peers and survey data to benchmark compensation for our named executive officers. The survey data consists of general industry references for companies of comparable size to NewCo and were blended with the available proxy data to provide an overall market composite.

Components of the Executive Compensation Program

The elements of compensation for our named executive officers will consist of base salary, annual cash incentives, long-term incentives and benefits and perquisites. For our named executive officers, we expect that our program will be structured so that variable, or “at risk,” compensation will account for approximately % to % of total compensation for fiscal year 2007 if target performance objectives are met.

Base Salary. For our named executive officers, we expect that base salary will represent the major fixed component of compensation. Mr. Weishar’s employment agreement, entered into on January 14, 2007, sets his base salary at $700,000, a rate individually negotiated with Mr. Weishar and which, based on consultation with Mercer, we believe falls between the market 25th percentile and median for our selected peer group. The transition planning committee also believed that this salary level was necessary and appropriate in light of the circumstances surrounding Mr. Weishar’s employment, notably that he is assuming leadership of a company that will face special challenges as a new publicly traded company that is the product of the combination of two previously existing operating divisions. Base salaries for our other named executive officers will generally be structured so that they are between the 25th percentile and median for our peer group in order to remain competitive, while at the same time helping us to achieve our goal of becoming a cost leader within the industry. Within this range, we expect salary levels to be commensurate with the executive’s position and level of responsibility. The Compensation Committee expects to review base salaries at least annually and more frequently when promotions or changes in responsibility occur within our executive management. Salary increases will be based on factors such as competitive market data, assessment of individual performance, promotions, level of responsibility, and input from our chief executive officer. All salary increases for our named executive officers will be approved by the Compensation Committee.

For each of our named executive officers who were formerly employed by AmerisourceBergen or Kindred, we expect that their annual base salary may increase by approximately 10% to 20% from their prior base salary with AmerisourceBergen or Kindred, as applicable. The transition planning committee believes such increases appropriately reflect the executive officers’ increased responsibilities and duties as senior executives of a new publicly traded company.

Annual Cash Incentives. Pursuant to the NewCo Annual Incentive Plan, our named executive officers will have the opportunity to earn annual cash incentives for meeting annual performance goals. By placing a strong emphasis on financial performance measures, such as earnings and return on assets/invested capital, our Annual Incentive Plan is designed to focus our named executive officers on profitability and the achievement of cost savings and earnings expectations. The plan, however, also provides us with the flexibility to assess operational performance through the use of other performance measures such as operational, quality and customer service.

For Mr. Weishar, annual incentives will be based entirely on corporate performance objectives. With respect to our other named executive officers, corporate metrics are expected to comprise between 50% and 100% of the annual performance objectives, while group and individual performance will comprise from 0% to 50%. We believe this balance is consistent with the practices of our peer companies and supports our objectives of aligning compensation of the most senior executives with the achievement of corporate priorities. We expect that a majority of such corporate-level performance objectives will be based on financial metrics, with another portion based on operational metrics. For fiscal 2007, performance measures may also include specific merger synergies or milestones to motivate our executive officers during our transition into a public company. Before the end of the first quarter of the applicable fiscal year, the Compensation Committee will set performance targets and approve opportunities for the year.

Pursuant to the terms of his employment agreement, Mr. Weishar will be eligible to receive a target annual bonus equal to 100% of his base salary and a maximum annual bonus of 125% of his base salary, based on achievement of the relevant performance objectives. Award opportunities under the Annual Incentive Plan for our other named executive officers will be calibrated to be competitive with the market median, based upon market competitive review. For fiscal year 2007, our other named executive officers will be eligible for annual target bonus opportunities ranging from 35% to 60% of base salary. In addition, in order to support reasonable pay and performance linkages, the actual bonus awards for our named executive officers may be from 0% to 125% of the target award.

For Mr. Weishar, the setting of his annual bonus opportunity did not include the sign-on and integration bonuses for which he is eligible per the terms of his employment agreement, as discussed in more detail below.

Additionally, as a publicly traded company, we also intend to assess the structure of our annual incentive plan against the IRS rules governing the deductibility of executive compensation. This review may result in changes to the design of our annual incentive plan.

Long-Term Incentives

Outstanding AmerisourceBergen and Kindred Equity Awards

In connection with the transaction, stock options to purchase AmerisourceBergen and Kindred common stock held by our named executive officers who were formerly PharMerica LTC or KPS employees that are unvested as of the distribution time will be converted into stock options to purchase our common stock, which will have the same terms and conditions as the cancelled AmerisourceBergen or Kindred options. In addition, unvested restricted shares of AmerisourceBergen and Kindred common stock held by our named executive officers who were formerly PharMerica LTC or KPS employees will be replaced with restricted shares of our common stock, which will have the same terms and conditions as apply to the forfeited AmerisourceBergen or Kindred restricted shares. Our intent in granting the replacement equity awards is to preserve the intrinsic value of the forfeited AmerisourceBergen and Kindred equity awards so as to attract and retain certain of our named executive officers. The following table sets forth the unvested AmerisourceBergen and Kindred equity awards held by certain of our named executive officers as of the close of the transaction, as well as the corresponding NewCo equity awards we intend to grant to such named executive officers in replacement thereof.

Named Executive Officer	Kindred/ABC Options	NewCo Options	Kindred/ABC Restricted Shares	NewCo Restricted Shares

Long-Term Incentive Grants

Upon consummation of the transaction, it is anticipated that an initial long-term incentive grant will be made to certain of our officers other than officers who receive a founders’ grant as described below and other than the CEO whose grant is described more fully below. The value of the initial grant will be delivered in three components: (1) non-qualified stock options (50% of value), (2) restricted shares/restricted share units (25% of value), and (3) a long-term cash incentive (25% of value at target). The value of the initial long-term incentive grant is expected to be near the median for long-term incentive compensation within the peer group, except for those who receive founders’ grants described below, which are expected to be 2x-3x market median levels. With respect to the equity components of this long-term incentive award, the emphasis on stock option compensation reinforces a critical objective of appropriately linking compensation and the creation of shareholder value by tying compensation to share price appreciation, while the restricted share/restricted share unit grants support both share price appreciation and executive retention. Per the terms of the NewCo Omnibus Incentive Plan, the exercise price of each option will be at least equal to 100% of the fair market value of a share of NewCo common stock on the date of grant. Each option is expected to vest in four equal annual installments and to have a term of seven years. We also expect that restricted shares/restricted share units will generally vest, in full, upon the three–year anniversary of the date of grant, thus stressing the retentive aspect of these awards. Vesting of the cash component will be based upon NewCo’s earnings before interest, income taxes, depreciation and amortization, or EBITDA, performance, which will reinforce the importance of achieving NewCo profitability objectives. The performance period will be measured in three year periods with overlapping cycles. Award payouts under the cash plan may range from 0% to 150% of the target award level at grant, depending upon performance.

The purpose of the initial long-term incentive grants is to:

•	Build commitment to our company and promote retention during the post-closing transition;

•	Make a substantial portion of the named executive officers’ compensation directly contingent on future stock price appreciation;

•	Reinforce the importance of achieving profitability; and

•	Complement the other components of our compensation program and provide competitive total compensation opportunities.

Founders’ Grant

Certain key executives recommended by Mr. Weishar, our chief executive officer, will receive a “founders’ grant”, which is expected to be in the range of 2x-3x the long-term incentive levels described above with respect to the initial long-term incentive award. This founders’ grant will be granted upon closing of the transaction and will be in lieu of the initial long-term incentive grant that otherwise would have been granted as described above. The award value will be granted 50% in stock options, 25% in restricted stock/restricted stock units and 25% as part of a long-term cash incentive component. We anticipate that the recipients of the founders’ grant may include our Chief Operating Officer, Chief Financial Officer, Chief Clinical Officer, General Counsel and a senior Human Resources executive. This grant is intended to motivate and reward executives’ efforts to integrate the AmerisourceBergen and Kindred institutional pharmacy businesses. We believe the anticipated founders’ grant levels are also in line with typical market practices for similar transactions to provide a significant equity stake in the enterprise to key executives.

CEO Long-Term Incentive Grant

With respect to our chief executive officer, the transition planning committee agreed, pursuant to Mr. Weishar’s employment agreement, to grant to him a non-qualified stock option to purchase shares of NewCo’s common stock representing 1.0% of the total number of shares of common stock outstanding immediately after the closing of the transaction at a price equal to the closing price per share on the grant date. This option will vest in four equal installments on each of January 1, 2008, December 31, 2008, December 31, 2009 and December 31, 2010. We also agreed to grant to Mr. Weishar a number of restricted shares of common stock representing 0.75% of the total fair market value of the common stock then outstanding. The restricted stock will vest in four equal installments on each of January 1, 2008, December 31, 2008, December 31, 2009 and December 31, 2010. The transition planning committee negotiated these equity grants with Mr. Weishar in order to compensate Mr. Weishar for the value of certain compensation he forfeited in connection with his decision to resign from his prior employer to serve as our chief executive officer.

Additional Information

As provided in the NewCo Omnibus Incentive Plan, none of the outstanding, unvested equity awards held by our named executive officers will vest solely upon a change in control (as defined in the NewCo Omnibus Incentive Plan). However, certain outstanding, unvested equity awards may automatically vest upon certain terminations of a named executive officer’s employment following a change in control. We believe that such a “double trigger” payment is reflective of a growing trend in market practice and will allow our executive officers to assess takeover bids objectively without regard to the potential impact on their job security.

As a new publicly traded company, we do not currently have a formal policy with respect to the timing of grants of equity-based awards in connection with the release of material non-public information. However, the Compensation Committee may develop such a policy following the consummation of the transaction.

Executive Benefits and Perquisites. Our named executive officers will be eligible to participate in our 401(k) plan and, except as described below, receive the same health, life and disability benefits available to our employees generally. We do not intend to offer a defined benefit pension plan or a supplemental executive retirement plan. We believe that our executive benefits and perquisites are consistent with market practice and therefore competitive within the industry and, as a result, will help us to attract and retain executive talent.

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Voluntary Deferred Compensation Plan. We plan to offer each of our eligible executive officers, including our named executive officers, the ability to elect to defer up to 100% of their annual bonus and 50% of their base salary into a non-qualified deferred compensation plan. We believe the deferred compensation plan will serve to motivate and retain our executive officers by giving them the ability to take a more active role in structuring the timing of certain compensation payments.

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Life Insurance. We are currently considering whether to provide each of our named executive officers with a bonus for the purpose of purchasing additional life insurance coverage of up to one times base salary.

In addition, as part of the negotiation of his employment agreement, we will provide Mr. Weishar with the following additional perquisites:

•	Reimbursement. We will reimburse Mr. Weishar for an initiation fee incurred by him in connection with his membership at one social or country club.

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Relocation and Temporary Living Expenses. We agreed to pay Mr. Weishar for all reasonable and customary relocation expenses associated with his relocation from Rhode Island to the Louisville area, including up to three house hunting trips, packing and moving of personal items and reasonable transaction expenses associated with the sale of Mr. Weishar’s Rhode Island residence. We also agreed to pay for all costs of commuting and temporary accommodations for a specified period of time. Each of these benefits will be grossed-up for applicable taxes.

Employment Agreements

On January 14, 2007, we entered into an employment agreement with Mr. Weishar, our chief executive officer. The recruitment of Mr. Weishar was part of an extensive search for a chief executive officer and the transition planning committee determined that it was necessary and appropriate to enter into an employment agreement in order to attract and retain an experienced and highly qualified individual to serve in this capacity. In negotiating Mr. Weishar’s employment agreement and compensation package, the transition planning committee considered competitive market data regarding total CEO compensation at our peer companies, as well as the need to compensate Mr. Weishar for significant compensation from his former employer that was forfeited or foregone as a direct result of his acceptance of employment with the Company. For more detail regarding Mr. Weishar’s employment agreement, including a summary of the material terms and conditions thereof, see “– Description of Employment Contracts – Employment Agreement with Mr. Weishar.”

Stock Ownership Guidelines

We believe in the importance of encouraging our executive officers and other key employees to own stock in NewCo. Stock ownership requirements seek to align long-term interests of management with those of our stockholders and provide a continuing incentive to foster NewCo’s success. Therefore, following the consummation of the transaction, the Compensation Committee intends to consider the adoption of stock ownership guidelines for certain key executive officers, including our named executive officers. The Compensation Committee may also consider the adoption of stock ownership guidelines for non-employee directors.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code restricts deductibility for federal income tax purposes of annual individual compensation in excess of $1 million to the named executive officers if certain conditions are not fully satisfied. We intend, to the extent practicable, to preserve deductibility of compensation paid to our executive officers, while maintaining flexible compensation programs that attract highly-qualified executives.

The Compensation Committee does not believe that it would be in the best interests of NewCo or its stockholders to restrict the Compensation Committee’s ability to implement compensation programs that may result in non-deductible compensation expenses. As a result, the Compensation Committee may, from time to time, approve elements of compensation for certain named executive officers that are consistent with our overall compensation program and philosophy, but that are not fully deductible.

Description of Employment Contracts

Employment Agreement with Mr. Weishar

On January 14, 2007, we entered into an employment agreement with Mr. Gregory Weishar, our Chief Executive Officer. Until the transaction is consummated, Mr. Weishar will be an employee of KPS. As a result of the closing of the transaction, Mr. Weishar’s employment will be transferred from KPS to NewCo. The term of the agreement ends on December 31, 2009. At the end of the term, the agreement automatically renews for additional one-year periods, unless either Mr. Weishar or we give notice of non-renewal to the other at least four months prior to the expiration of the relevant period. Mr. Weishar receives an annual base salary of $700,000 and is eligible to receive a performance-based annual cash bonus with a target payment equal to 100% of his annual base salary and a maximum bonus of 125% of his base salary to the extent that the performance objectives, including quantitative performance objectives, established annually by the Board or the Compensation Committee are met. Mr. Weishar received a special one-time cash signing bonus of $1.2 million. We also agreed to pay all reasonable and customary relocation expenses associated with Mr. Weishar’s relocation from Rhode Island to the Louisville, Kentucky area.

In addition to the above, Mr. Weishar is entitled to receive two special integration bonuses with respect to the performance of NewCo for two specified periods after the closing of the transaction, subject to the following terms and conditions: (1) if NewCo achieves a $30 million synergy target during Mr. Weishar’s employment and on or before the first anniversary of the closing of the transaction, as determined by the Board or the Compensation Committee in its reasonable discretion, Mr. Weishar will receive a one-time cash bonus of $500,000 and (2) if NewCo achieves a synergy target of $45 million or more during Mr. Weishar’s employment term and on or before the 18 month anniversary of the closing of the transaction, as determined by the Board or the Compensation Committee in its reasonable discretion, Mr. Weishar will receive a separate bonus of $500,000.

We agreed to grant to Mr. Weishar a non-qualified stock option to purchase shares of NewCo’s common stock representing 1.0% of the total number of shares of common stock outstanding immediately after the closing of the transaction at a price equal to the closing price per share on the grant date. The option shall vest in four equal installments on each of January 1, 2008, December 31, 2008, December 31, 2009 and December 31, 2010. We also agreed to grant to Mr. Weishar a number of restricted shares of common stock representing 0.75% of the total fair market value of the common stock then outstanding. The restricted stock will vest in four equal installments on each of January 1, 2008, December 31, 2008, December 31, 2009 and December 31, 2010.

If either (a) (1) the transaction has not closed by August 1, 2007, (2) Mr. Weishar’s employment with KPS has continued through August 1, 2007 and (3) Mr. Weishar’s employment terminates by August 31, 2007 (other than in a termination by NewCo for cause) or (b) Mr. Weishar’s employment is terminated by NewCo without cause or by Mr. Weishar with good reason before the closing, NewCo (or KPS) will pay to Mr. Weishar a single lump sum payment of $1.7 million in cash.

If we terminate Mr. Weishar’s employment without cause or he terminates his employment with good reason (as such terms are defined in the agreement), he will be entitled to receive an amount equal to three times the sum of his annual base salary and target bonus payment. He will also be entitled to continued coverage under NewCo’s benefit plans during the two-year period following termination. If Mr. Weishar’s employment is terminated due to his death or disability, all options and other equity awards held by Mr. Weishar (to the extent that they would have become vested or exercisable on or before the first anniversary of the termination date) will vest in full and they shall be fully exercisable until the earliest of a change in control, the first anniversary of the termination date and the expiration of its maximum stated term. In the event of his death or disability, each restricted stock award that Mr. Weishar shall have received shall become fully vested as of the termination date (to the extent that it would have become vested on or before the first anniversary of the termination date.)

If Mr. Weishar’s employment agreement is not renewed, he will be entitled to any base salary earned but unpaid through the termination date, any expense reimbursements that may be due to him, and any payments in respect of earned but unused vacation through the termination date. In addition, if Mr. Weishar’s employment ends due to our delivery of a notice of non-renewal, each compensatory stock option that he had received shall, if it would have become vested or exercisable on or before the second anniversary of the termination date, be fully vested as of the termination date and shall be, and remain, fully exercisable until the earliest of a change in control, the second anniversary of the termination date and the expiration of its maximum stated term. Each compensatory restricted stock award that he shall have received shall become fully vested as of the termination date to the extent that it would have become vested on or before the second anniversary of the termination date and all contractual restrictions on it shall lapse as of the termination date. Any other equity-based award will also become fully vested as of the termination date to the extent it would have become vested on or before the second anniversary of the termination date.

If Mr. Weishar decides not to renew his employment agreement, in addition to any base salary earned but unpaid through the termination date, any expense reimbursements that may be due to him, and any payments in respect of earned but unused vacation, Mr. Weishar will also be entitled to the following: Each compensatory stock option that he shall have received shall, to the extent that it would have become vested or exercisable on or before the first anniversary of the termination date, be fully vested as of the termination date and shall be, and remain, fully exercisable until the earliest of a change in control, the first anniversary of the termination date and the expiration of its maximum stated term. Each compensatory restricted stock award that he shall have received shall become fully vested as of the termination date to the extent that it would have become vested on or before the first anniversary of the termination date and all contractual restrictions on it shall lapse as of the termination date. Any other equity based award shall also become fully vested as of the termination date to the extent it would have become vested on or before the first anniversary of the termination date.

Mr. Weishar also agreed to certain confidentiality and non-compete provisions in his employment agreement.

NewCo Omnibus Incentive Plan

Prior to the completion of the transaction, we intend to adopt an incentive plan, the NewCo Omnibus Incentive Plan (which we refer to as the Plan), under which we will be able to grant equity-based and other awards. The following is a summary of what we currently expect to be the terms of the Plan. The final terms, however, may be different. The effectiveness of the NewCo Omnibus Incentive Plan and any awards granted thereunder will be contingent upon receipt of necessary Compensation Committee and stockholder approvals.

Authorized Shares. Subject to adjustment, up to              shares of our common stock will be available for awards to be granted under the Plan. No participant in the Plan may receive stock options and stock appreciation rights in any fiscal year that relate to more than              shares of our common stock. Shares of common stock to be issued under the Plan may be made available from authorized but unissued common stock or common stock that we acquire.

If any shares of our common stock covered by an award (other than a substitute award as defined below) terminate or are forfeited, then these shares will again be available for issuance under the Plan. Shares of our common stock underlying substitute awards shall not reduce the number of shares of our common stock available for delivery under the Plan. A “substitute award” is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by us or with which we combine.

Administration. Our Compensation Committee will administer the Plan and will have authority to select individuals to whom awards are granted, determine the types of awards and number of shares covered, and determine the terms and conditions of awards, including the applicable vesting schedule, performance conditions, and whether the award will be settled in cash, shares or a combination of the two.

Types of Awards. The Plan will provide for grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, deferred shares, performance awards, including cash bonus awards, and other stock-based awards.

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Stock options. The exercise price of an option (other than a substitute award) may not be less than the fair market value of a share of our common stock on the date of grant and each option will have a term to be determined by the Compensation Committee (not to exceed ten years). Stock options will be exercisable at such time or times as determined by the Compensation Committee.

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Stock appreciation rights. A stock appreciation right (SAR) may be granted free-standing or in tandem with another award under the plan. Upon exercise of a SAR, the holder of that SAR is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the exercise price of the SAR. The exercise price of a SAR (other than a substitute award) will not be less than the fair market value of a share of our common stock on the date of grant.

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Restricted stock/restricted stock units. Shares of restricted stock are shares of our common stock subject to restrictions on transfer and a substantial risk of forfeiture. A restricted stock unit consists of a contractual right denominated in shares of our common stock which represents the right to receive the value of a share of common stock at a future date, subject to certain vesting and other restrictions. Awards of restricted stock and restricted stock units will be subject to restrictions and such other terms and conditions as the Compensation Committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee may deem appropriate.

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Deferred shares. An award of deferred shares entitles the participant to receive shares of our common stock upon the expiration of a specified deferral period. In addition, deferred shares may be subject to restrictions on transferability, forfeiture and other restrictions as determined by the Compensation Committee.

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Other awards: The Compensation Committee is authorized to grant other stock-based awards, either alone or in addition to other awards granted under the Plan. Other awards may be settled in shares, cash, awards granted under the Plan or any other form of property as the Compensation Committee determines.

Eligibility. Our employees, directors and consultants will be eligible to participate in the Plan.

Adjustments. The Compensation Committee has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Plan for any change in shares of our common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of our common stock, or any other event that affects our capitalization if such an adjustment is necessary in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the Plan.

Performance Awards. The Plan will provide that grants of performance awards, including cash-denominated awards and (if determined by the Compensation Committee) options, deferred shares, restricted stock or other stock-based awards will be made based upon certain “performance objectives” provided for under the terms of the plan. The maximum number of shares of our common stock subject to a performance award in any fiscal year is              shares and the maximum amount that can be earned in respect of a performance award denominated in cash or value other than shares on an annualized basis is $             million.

Termination of Service. The Compensation Committee will determine the effect of a termination of employment or service on awards granted under the Plan.

Amendment, Modification and Termination. Our board may from time to time suspend, discontinue, revise or amend the Plan and the Compensation Committee may amend the terms of any award in any respect, provided that no such action will adversely impair or affect the rights of a holder of an outstanding award under the Plan without the holder’s consent, and no such action will be taken without stockholder approval, if required by the rules of the stock exchange on which our shares are traded.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of the date hereof, each of AmerisourceBergen and Kindred own one share of our common stock, which constitutes all of our outstanding shares of common stock. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock immediately following completion of the transaction by:

•	each person who is expected by us to be the beneficial owner of five percent or more of our common stock;

•	each director, our chief executive officer and our four other most highly compensated officers identified in the “Management – Executive Officers and Directors” section above; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of this preliminary information statement into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

To the extent our directors and officers own shares of AmerisourceBergen or Kindred common stock on the record date, they will participate in the transaction on the same terms as other holders of AmerisourceBergen or Kindred common stock.

The information below is based upon the number of shares of AmerisourceBergen or Kindred common stock beneficially owned by each person or entity as of January 1, 2007. The share amounts in the table reflect the expected distribution ratio of shares of our common stock for every share of AmerisourceBergen common stock and shares of our common stock for every share of Kindred common stock held by the listed person or entity.

Except as otherwise noted in the footnotes below, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The address of each individual named below is c/o PharMerica Corporation, 680 South 4th Street Louisville, Kentucky 40202. Upon completion of the transaction, we expect that we will have issued and outstanding an aggregate of approximately 40 million shares of our common stock.

DIRECTORS’ AND EXECUTIVE OFFICERS’ AND FIVE PERCENT HOLDERS’ OWNERSHIP

Name and Address of Beneficial Owner	Common Stock Beneficially Owned in Parent Company		Our Common Stock Beneficially Owned	Percent of Class After the Transaction
Paul J. Diaz	943,250	(1)

Edward L. Kuntz	290,983	(1)

Gregory S. Weishar

R. David Yost

Goldman Sachs Group Inc. 85 Broad Street New York, NY 10004	22,567,004	(2)(3)

Name and Address of Beneficial Owner	Common Stock Beneficially Owned in Parent Company		Our Common Stock Beneficially Owned	Percent of Class After the Transaction

AXA Financial, Inc. 1290 Avenue of the Americas New York, NY 10104	16,185,289	(4)

State Street Corp. State Street Financial Center One Lincoln Street Boston, MA 02111	11,813,079	(5)

Pzena Investment Management, LLC 120 W. 45th Street, 34th Fl New York, NY 10036	10,136,106	(6)

Franklin Mutual Advisors, LLC 101 John F. Kennedy Parkway Short Hills, NJ 07078	7,599,584	(1)(7)

Directors and executive officers as a group (including the above named persons)

(1)	Kindred common stock.
(2)	AmerisourceBergen common stock.
(3)	Based on the Schedule 13G/A filed on February 8, 2007, these securities are beneficially owned by Goldman Sachs Asset Management, L.P., or GSAM LP. GSAM LP, an investment advisor, disclaims beneficial ownership of any securities managed, on GSAM LP’s behalf, by third parties.
(4)	Based on the Schedule 13G filed on February 14, 2007, AXA Assurances I.A.R.D. Mutuelle has sole voting power over 9,285,992 shares, shared voting power over 2,073,940 shares and sole dispositive power over 16,185,289 shares. AXA Assurances Vie Mutuelle has sole voting power over 9,285,992 shares, shared voting power over 2,073,940 shares and sole dispositive power over 16,185,289 shares. AXA Courtage Assurance Mutuelle has sole voting power over 9,285,992 shares, shared voting power over 2,073,940 shares, and sole dispositive power over 16,185,289 shares. AXA has sole voting power over 9,285,992 shares, shared voting power over 2,073,940 shares, and sole dispositive power over 16,185,289 shares. AXA Financial, Inc. has sole voting power over 9,277,992 shares, shared voting power over 2,073,940 shares, and sole dispositive power over 16,175,249 shares. As indicated in the Schedule 13G, a majority of the shares reported in the Schedule 13G are held by unaffiliated third-party client accounts managed by Alliance Capital Management, L.P., as investment advisor.
(5)	Based on the Schedule 13G filed on February 12, 2007, State Street Corp. has sole voting and investment power over these securities.
(6)	Based on the Schedule 13G filed on February 13, 2007, Pzena Investment Management LLC has sole voting power over 4,763,431 shares and sole dispositive power over 10,136,106 shares.
(7)	Franklin Mutual Advisors, LLC, which we refer to as FMA, has advised Kindred that advisory clients of FMA own the referenced shares. FMA has indicated that these shares are beneficially owned by one or more open-end investment companies or other management accounts of FMA. Under its advisory contracts, FMA has sole voting and investment power over these shares owned by its clients which FMA manages. FMA disclaims beneficial ownership of the shares held by FMA.

MASTER TRANSACTION AGREEMENT

The following is a summary of the material terms and conditions of the master transaction agreement. This summary may not contain all the information about the master transaction agreement that is important to you. This summary is qualified in its entirety by reference to the master transaction agreement, which is incorporated by reference into this preliminary information statement. We encourage you to read the master transaction agreement in its entirety.

The representations, warranties and covenants made by the parties in the master transaction agreement are qualified, including by information in the schedules referenced in the master transaction agreement that the parties delivered in connection with the execution of the master transaction agreement. Representations and warranties may be used to allocate risk between the respective parties to the master transaction agreement, including cases in which the parties may not have complete knowledge of all relevant facts. Furthermore, the representations and warranties in the master transaction agreement may be subject to standards of materiality that may differ from those applicable under the federal securities laws. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this preliminary information statement. Accordingly, they should not be relied upon as statements of fact.

Timing of the Transaction

Closing Date. The closing date for the transaction will occur as soon as practicable, and in any event, within five business days after satisfaction or waiver of all of the closing conditions to the transaction set forth in the master transaction agreement (other than the conditions that by their nature are satisfied on the closing date), provided that if the working capital of PharMerica LTC and KPS have not been finally determined, the closing date will occur within five business days after such final determination.

Spin-Offs and Mergers; Effective Time. On the closing date, AmerisourceBergen will consummate the spin-off of PharMerica LTC and Kindred will concurrently consummate the spin-off of KPS. On the closing date, following the consummation of the spin-offs, AmerisourceBergen and Kindred will cause the mergers to occur at the effective time. The effective time of the mergers will be such time on the closing date as is mutually agreed by AmerisourceBergen and Kindred, provided that the effective time will occur after consummation of the spin-offs.

We anticipate that the transaction will be completed during the second calendar quarter of 2007. However, completion of the transaction could be delayed if there is a delay in satisfying any closing conditions to the transaction. There can be no assurances as to whether, or when, the transaction will close. If the transaction is not completed on or before June 30, 2007 or for certain other reasons, either AmerisourceBergen or Kindred may, subject to certain exceptions, terminate the master transaction agreement. See “– Termination of the Master Transaction Agreement” below.

Transaction Steps

Transfer of Assets; Assumption of Liabilities. Prior to the spin-offs, each of AmerisourceBergen and Kindred will take all actions necessary to cause PharMerica LTC and KPS, respectively, to own, subject to certain limited exceptions, all of such parent company’s and its other subsidiaries’ right, title and interest in all assets owned, used or held for use primarily in connection with the institutional pharmacy business of such parent company. Each of AmerisourceBergen and Kindred will take all actions necessary to assign and transfer to PharMerica LTC and KPS, respectively, all of such parent company’s and its other subsidiaries’ liabilities relating to such parent company’s institutional pharmacy business.

Prior to the spin-offs, each of PharMerica LTC and KPS will take all actions necessary to cause AmerisourceBergen and Kindred, respectively, to own all of its and its subsidiaries’ right, title and interest in all assets that are not owned, used or held for use primarily in connection with the institutional pharmacy business of such company. Each of PharMerica LTC and KPS will take all actions necessary to assign and transfer to AmerisourceBergen and Kindred, respectively, all of its and its subsidiaries’ liabilities not relating to its institutional pharmacy business.

Transfers to AmerisourceBergen. Prior to the spin-offs and the AmerisourceBergen cash distribution, PCA will transfer its wholly-owned subsidiaries, PMSI and TMESYS, which are engaged in AmerisourceBergen’s workers’ compensation services business, to AmerisourceBergen or a subsidiary of AmerisourceBergen that is not a subsidiary of PharMerica LTC.

Cash Distributions. Immediately prior to the spin-offs, PharMerica LTC will make the AmerisourceBergen cash distribution to AmerisourceBergen and KPS will make the Kindred cash distribution to KHO. The AmerisourceBergen cash distribution and the Kindred cash distribution will each be in an amount equal to 50% of (a) the lesser of (i) $300 million and (ii) three times the last 12 months’ earnings before interest, taxes, depreciation and amortization of NewCo (giving effect to the consummation of the transaction) or (b) such other amount as is mutually agreed by AmerisourceBergen and Kindred prior to the closing, as adjusted, in the case of (a) or (b), for changes to the working capital of PharMerica LTC or Kindred, as applicable, outside of an agreed upon working capital range.

The AmerisourceBergen cash distribution and the Kindred cash distribution is currently expected to be in an aggregate amount equal to approximately $250 million. To finance the cash distributions, each of PharMerica LTC and KPS will enter into a financing arrangement prior to the spin-offs in an amount equal to the size of its cash distribution. We refer to these financings as the initial financings. At closing, we will enter into a new senior secured credit facility in an amount sufficient to refinance the initial financings immediately after closing and to provide us with sufficient cash for operations following the closing.

Transfer to Kindred. Immediately following the Kindred cash distribution, but prior to the KPS spin-off, KHO will distribute all of the outstanding shares of KPS to Kindred.

Spin-Offs. On the closing date, AmerisourceBergen and Kindred will each deliver a single stock certificate representing all of the outstanding shares of common stock of PharMerica LTC and KPS, respectively, to the distribution agent. The distribution agent will hold these shares in trust for the benefit of the holders of record of AmerisourceBergen and Kindred common stock that would be entitled to receive shares of PharMerica LTC and KPS common stock in the applicable spin-off, pending conversion of such shares into shares of our common stock in the mergers. The mergers will occur immediately after the spin-offs.

Mergers. Immediately after the spin-offs, Hippo Merger Corporation will merge with and into PharMerica LTC, with PharMerica LTC as the surviving corporation, and Rhino Merger Corporation will concurrently merge with and into KPS, with KPS as the surviving corporation. We formed Hippo Merger Corporation and Rhino Merger Corporation as wholly-owned subsidiaries for the sole purpose of effectuating this transaction. At the effective time, as a result of the mergers, each AmerisourceBergen stockholder will be entitled to receive shares of our common stock in respect of each share of AmerisourceBergen common stock held on the record date and each Kindred stockholder will be entitled to receive          shares of our common stock in respect of each share of Kindred common stock held on the record date. The number of shares of AmerisourceBergen common stock or Kindred common stock held by any such holder on the record date will not change as a result of the transaction. AmerisourceBergen stockholders and Kindred stockholders will each initially own approximately 50% of the outstanding shares of our common stock.

Distribution Procedures

If you are a holder of record of AmerisourceBergen or Kindred common stock on the record date, you will not be required to pay any cash or deliver any other consideration in order to receive the shares of our common stock that you will be entitled to receive upon completion of the transaction. On or prior to the closing date, we will deposit with the distribution agent, for the benefit of the holders of PharMerica LTC and KPS common stock, the shares of our common stock issuable in connection with the mergers. At the effective time, AmerisourceBergen and Kindred will instruct the distribution agent to make book-entry credits for the shares of our common stock that each holder of AmerisourceBergen and Kindred as of the record date is entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, stockholders will only receive share ownership statements if share certificates are specifically requested or required by law.

Fractional Shares

No fractional shares of our common stock will be distributed in connection with the mergers. Instead, all fractional shares of our common stock that a stockholder of PharMerica LTC or KPS common stock would otherwise be entitled to receive shall be aggregated. The distribution agent will sell all fractional shares which result from such aggregation through one or more member firms of the NYSE in one or more transactions and will distribute, in lieu of such fractional shares, cash payments representing each stockholder’s proportionate interest, if any, in the net proceeds from such sale or sales by the distribution agent. Until the net proceeds of such sale or sales have been distributed to the applicable stockholders, the distribution agent will hold the proceeds in trust for such stockholders until they are distributed by the distribution agent. We will pay all commissions, transfer taxes and other out-of-pocket transaction costs incurred in connection with such sale or sales by the distribution agent.

Treatment of Stock Options and Restricted Shares Held by PharMerica LTC and KPS Employees

Stock Options. For purposes of the applicable AmerisourceBergen and Kindred equity plans, the spin-offs will result in a termination of employment for PharMerica LTC and KPS employees. Options to purchase AmerisourceBergen and Kindred common stock held by these employees that are vested at the time of the spin-offs will remain exercisable for AmerisourceBergen or Kindred common stock, as applicable, for a certain period of time following the spin-offs, as provided for in the relevant equity plan or award agreement. Pursuant to the terms of the relevant equity plans and in accordance with applicable law, AmerisourceBergen or Kindred, as applicable, may, in its sole discretion, adjust the terms and conditions of these vested options (including the number of shares subject to, or the exercise price of, such options) to equitably reflect the transaction.

Options held by PharMerica LTC and KPS employees that are unvested as of the distribution time will cease to represent a right with respect to AmerisourceBergen or Kindred common stock, as applicable, and will be deemed in the spin-offs to be converted into non-qualified stock options to purchase PharMerica LTC or KPS common stock, as applicable, and will then be converted in the mergers into NewCo Options. The NewCo Options will be granted pursuant to the NewCo Omnibus Incentive Plan and will have the same terms and conditions as applied to the respective AmerisourceBergen or Kindred options immediately prior to the transaction. In determining the option price and number of shares of our common stock underlying each NewCo Option, our Compensation Committee will use the “spread” and “ratio” tests set forth in Section 424 of the Code and the regulations promulgated thereunder in order to preserve the pre-distribution intrinsic value of the corresponding unvested AmerisourceBergen and Kindred options. As a result, (i) the number of our common shares subject to each NewCo Option will be equal to the number of shares subject to the original AmerisourceBergen or Kindred option, as applicable, multiplied by a fraction, the numerator of which is the value of AmerisourceBergen or Kindred common stock, as applicable, immediately before the transaction and the denominator of which is the value of our common stock immediately after the transaction and (ii) the exercise price of each NewCo Option will be equal to the exercise price of the original AmerisourceBergen or Kindred option, as applicable, multiplied by a fraction, the numerator of which is the value of our common stock immediately after the transaction and the denominator of which is the value of AmerisourceBergen or Kindred common stock, as applicable, immediately before the transaction. Under no circumstance will a NewCo Option be exercisable after the original expiration date of the related AmerisourceBergen or Kindred option, as applicable.

Restricted Shares. In the spin-offs, PharMerica LTC and KPS employees, as well as AmerisourceBergen and Kindred employees, who hold restricted shares of AmerisourceBergen and Kindred common stock will receive shares of our common stock in the same ratio to their restricted shares of AmerisourceBergen and Kindred common stock as that applicable to holders of unrestricted shares of AmerisourceBergen and Kindred, as the case may be. Shares of our common stock received by holders of AmerisourceBergen restricted stock will continue to be subject to restrictions on vesting and transferability. Shares of our common stock received by holders of Kindred restricted stock will not be subject to restrictions on vesting and transferability.

In connection with the spin-offs, unvested restricted shares of AmerisourceBergen and Kindred common stock held by PharMerica LTC and KPS employees will be cancelled, and we will make substitution grants of restricted shares to these employees pursuant to the NewCo Omnibus Incentive Plan. The substitution grants will have the same terms and conditions as apply to the AmerisourceBergen or Kindred restricted shares immediately before the transaction and will have an equivalent value of the cancelled AmerisourceBergen or Kindred restricted shares, as applicable, based on the value of a share of AmerisourceBergen common stock or Kindred common stock, as applicable, immediately prior to the transaction and a share of our common stock immediately following the transaction and in each case without regard to any restrictions or periods of restriction to which such substitution grant is subject.

Employee Matters

Under the terms of the master transaction agreement, PharMerica LTC and KPS will generally assume all liabilities associated with PharMerica LTC and KPS employees, respectively, except as otherwise specifically provided in the agreement, and AmerisourceBergen and Kindred shall generally retain all liabilities associated with employees who are not PharMerica LTC and Kindred employees, respectively. If the employment of any PharMerica LTC or KPS employee is terminated prior to the closing date, AmerisourceBergen or Kindred, as applicable, will be responsible for the payment of any severance in connection with such termination. PharMerica LTC and KPS employees will receive credit for service for all periods of employment with PharMerica LTC and KPS, as applicable, for purposes of vesting, eligibility and benefit levels under any plan in which they participate after the consummation of the transaction (other than for purposes of benefit accruals under defined benefit pension plans).

Solvency and Surplus Conditions

Delaware Surplus Conditions

Section 170 of the DGCL provides that a Delaware corporation’s directors may declare and pay dividends to stockholders on a corporation’s capital stock either out of surplus or, if there is no surplus, out of a corporation’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus is defined as the excess, if any, of the net assets of a corporation over the amount determined to be the capital of the corporation. Net assets of a corporation are the amount by which a corporation’s total assets exceed its total liabilities. A corporation’s capital is generally equal to the aggregate par value of its shares, unless the corporation’s board of directors determines otherwise.

As described below under “– Conditions to the Completion of the Transaction”, it is a condition to consummation of the transaction that the board of directors of PharMerica LTC be satisfied that the AmerisourceBergen cash distribution will be made out of surplus and that the board of directors of AmerisourceBergen be satisfied that the spin-off of PharMerica LTC to the stockholders of AmerisourceBergen will be made out of surplus. It is also a condition to consummation of the transaction that the board of directors of KPS be satisfied that the Kindred cash distribution will be made out of surplus, that the board of directors of KHO be satisfied that the distribution of KPS to Kindred will be made out of surplus and that the board of directors of Kindred be satisfied that the spin-off of KPS to the stockholders of Kindred will be made out of surplus. In making such determinations, the applicable board of directors may seek to obtain appraisals and opinions from third parties.

As of the date of the master transaction agreement, the board of directors of each of PharMerica LTC and AmerisourceBergen had determined that, if the effective time had occurred on the date of the master transaction agreement, the applicable surplus condition described above would have been satisfied. Each board of directors received an opinion from American Appraisal Associates dated as of the date of the master transaction agreement that, subject to the definitions, assumptions and limitations set forth therein, if the effective time had occurred on the date of the master transaction agreement, the applicable surplus existed.

As of the date of the master transaction agreement, the board of directors of each of KPS, KHO and Kindred had determined that, if the effective time had occurred on the date of the master transaction agreement, the applicable surplus condition described above would have been satisfied.

There can be no assurance that each applicable board of directors will be able to make the determination that the applicable surplus exists on the closing date.

Solvency Conditions

Prior to consummating the transaction, each of AmerisourceBergen and Kindred will make determinations as to whether it and its applicable subsidiaries will be solvent after consummation of the transaction. For purposes of the master transaction agreement, solvent means, with respect to any person on any date of determination, that on such date (a) the fair value of the property of such person is greater than the total amount of liabilities, including contingent liabilities, of such person, (b) the present fair salable value of the assets of such person is not less than the amount that will be required to pay the probable liability of such person on its debts as they become absolute and matured, (c) such person does not intend to, and does not believe that it will, incur debts or liabilities beyond such person’s ability to pay such debts and liabilities as they mature, (d) such person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such person’s property would constitute an unreasonably small capital and (e) such person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time will be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

As described below under “– Conditions to the Completion of the Transaction”, it is a condition to consummation of the transaction that (1) the board of directors of PCA be satisfied that, after giving effect to the transfer of PMSI and TMESYS to AmerisourceBergen or a subsidiary of AmerisourceBergen, PCA will be solvent, (2) the board of directors of PharMerica LTC be satisfied that, after giving effect to the AmerisourceBergen cash distribution, PharMerica LTC will be solvent and (3) the board of directors of AmerisourceBergen be satisfied that, after giving effect to the spin-off of PharMerica LTC to the stockholders of AmerisourceBergen, AmerisourceBergen will be solvent. It is also a condition to consummation of the transaction that (1) the board of directors of KPS be satisfied that after giving effect to the Kindred cash distribution, KPS will be solvent, (2) the board of directors of KHO be satisfied that, after giving effect to the distribution of KPS to Kindred, KHO will be solvent and (3) the board of directors of Kindred be satisfied that, after giving effect to the spin-off of KPS to the stockholders of Kindred, Kindred will be solvent. In making such determinations, the applicable board of directors may seek to obtain solvency opinions from third parties.

As of the date of the master transaction agreement, the board of directors of each of PCA, PharMerica LTC and AmerisourceBergen had determined that, if the effective time had occurred on the date of the master transaction agreement, the applicable solvency condition described above would have been satisfied. Each board of directors received an opinion from American Appraisal Associates dated as of the date of the master transaction agreement that, subject to the definitions, assumptions and limitations set forth therein, if the effective time had occurred on the date of the master transaction agreement, the applicable entity would be solvent.

As of the date of the master transaction agreement, the board of directors of each of KPS, KHO and Kindred had determined that, if the effective time had occurred on the date of the master transaction agreement, the applicable solvency condition described above would have been satisfied.

There can be no assurance that each applicable board of directors will be able to make the determination that the applicable solvency condition is satisfied on the closing date.

Conditions to the Completion of the Transaction

Mutual Closing Conditions. The obligations of each party to the master transaction agreement to consummate the transaction are subject to the satisfaction or waiver at or before the effective time of the transaction of the following conditions:

•	absence of legal prohibitions on the completion of the transaction;

•

effectiveness of the registration statement for our common stock being issued in the transaction and the absence of any SEC stop order suspending such effectiveness or any proceeding for such purpose pending before or threatened by the SEC;

•	approval for listing on the NYSE of our common stock to be issued in the mergers, subject to official notice of issuance;

•

receipt of applicable state board of pharmacy and controlled substances permits, receipt of DEA permits and enrollments in the federal Medicare program and applicable state Medicaid programs, other than those permits and approvals the failure of which to obtain would not, individually or in the aggregate, have an effect that would reasonably be expected to be adverse and material to our business and operations or the business and operations of our subsidiaries, taken as a whole, after giving effect to the transaction;

•

receipt by NewCo of financing commitments (subject only to the condition that the effective time shall have occurred) in an amount sufficient to (i) refinance the aggregate of the AmerisourceBergen cash distribution and Kindred cash distribution at the effective time and (ii) provide appropriate cash reserves to pay the fees and expenses and fund our operations after the effective time;

•

absence of any pending action or proceeding by any governmental authority that (1) seeks to make illegal, delay materially or otherwise prohibit the completion of the transaction or to obtain material damages in connection with the transaction, (2) seeks to restrain our ability or the ability of our subsidiaries from exercising full rights of ownership over PharMerica LTC or KPS common stock or seeks to prohibit the ownership or operation by us or any of our subsidiaries of any material portion of the business or assets of PharMerica LTC and KPS, taken as a whole or (3) seeks to compel us or any of our subsidiaries to hold separate or dispose of any material portion of the business or assets of PharMerica LTC and KPS, taken as a whole;

•

execution and delivery of each of the transaction agreements, including the information services agreement, the prime vendor agreement, the trademark license agreement and each of the transition services agreements;

•	satisfaction of the board of directors of each of AmerisourceBergen and Kindred that, after giving effect to the transaction, we will be solvent at the effective time;

•

satisfaction of the board of directors of (1) PCA that, after giving effect to the transfer of PMSI and TMESYS to AmerisourceBergen or a subsidiary of AmerisourceBergen, PCA will be solvent, (2) PharMerica LTC (i) that the AmerisourceBergen cash distribution will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distributions, PharMerica LTC will be solvent, and (3) AmerisourceBergen (i) that the spin-off of PharMerica LTC to the stockholders of AmerisourceBergen will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distribution, AmerisourceBergen will be solvent; and

•

satisfaction of the board of directors of (1) KPS (i) that the Kindred cash distribution will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distributions, KPS will be solvent, (2) KHO, (i) that the distribution of KPS to Kindred will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distributions, KHO will be solvent and (3) Kindred (i) that the spin-off of KPS to the stockholders of Kindred will be made out of surplus as defined in Section 170 of the DGCL and (ii) that, after giving effect to such distribution, Kindred will be solvent.

Additional Closing Conditions for the Benefit of AmerisourceBergen, PharMerica LTC and Hippo Merger Corporation. The obligation of AmerisourceBergen, PharMerica LTC and Hippo Merger Corporation to complete the transaction is subject to satisfaction or waiver at or before the effective time of the following additional conditions:

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(1) performance in all material respects by Kindred of the obligations required to be performed by it at or prior to the effective time; (2) accuracy as of the date specified in the master transaction agreement of the representations and warranties made by Kindred to the extent specified in the master transaction agreement and (3) delivery of a certificate of an executive officer of Kindred to the foregoing effect;

•

delivery of an opinion of AmerisourceBergen’s counsel that (1) the spin-off of PharMerica LTC will qualify as a transaction described in Section 355(a) of the Code, (2) the common stock of PharMerica LTC will be treated as “qualified property” for purposes of Section 355(c)(2) and Section 361(c)(2) of the Code and (3) the conversion of PharMerica LTC common stock into our common stock in the mergers will be treated for federal income tax purposes as an exchange described in Section 351 of the Code;

•	receipt by AmerisourceBergen of a private letter ruling from the IRS with respect to certain tax matters;

•	receipt of all waivers, consents, amendments and releases required under AmerisourceBergen’s existing credit agreement to consummate the transaction; and

•	payment by PharMerica LTC to AmerisourceBergen of the AmerisourceBergen cash distribution.

Additional Closing Conditions for the Benefit of Kindred, KPS and Rhino Merger Corporation. The obligation of Kindred, KHO, KPS and Rhino Merger Corporation to complete the transaction is subject to satisfaction or waiver at or before the effective time of the following additional conditions:

•

(1) performance in all material respects by AmerisourceBergen of the obligations required to be performed by it at or prior to the effective time; (2) accuracy as of the date specified in the master transaction agreement of the representations and warranties made by AmerisourceBergen to the extent specified in the master transaction agreement and (3) delivery of a certificate of an executive officer of AmerisourceBergen to the foregoing effect;

•

delivery of opinion of Kindred’s counsel that (1) the spin-off of KPS will qualify as a transaction described in Section 355(a) of the Code, (2) the common stock of KPS will be treated as “qualified property” for purposes of Section 355(c)(2) and Section 361(c)(2) of the Code and (3) the conversion of KPS common stock into our common stock in the mergers will be treated for federal income tax purposes as an exchange described in Section 351 of the Code;

•	receipt by Kindred of a private letter ruling from the IRS with respect to certain tax matters;

•	receipt of all waivers, consents, amendments and releases required under Kindred’s existing credit agreement to consummate the transaction; and

•	payment by KPS to KHO of the Kindred cash distribution.

Representations and Warranties

The master transaction agreement contains substantially similar representations and warranties that are customary for this type of transaction made by each of AmerisourceBergen and Kindred, as applicable, as to, among other matters:

•	certain corporate matters;

•	actions by, or filings with, any governmental authority necessary to complete the transaction;

•	SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

•	financial statements of AmerisourceBergen, Kindred, PharMerica LTC and KPS;

•	absence of certain changes and undisclosed liabilities with respect to PharMerica LTC and KPS;

•	employees and employee benefit plans to the extent relating to PharMerica LTC and KPS;

•	environmental, intellectual property and real property matters with respect to PharMerica LTC and KPS;

•	material contracts of PharMerica LTC and KPS;

•	tax treatment of the transaction; and

•	opinions from the financial advisors of each of AmerisourceBergen and Kindred as to the fairness of the exchange ratio applicable to the companies’ respective stockholders in the transaction.

In addition, the master transaction agreement contains a representation and warranty by AmerisourceBergen that the earnings before interest, taxes, depreciation and amortization of AmerisourceBergen’s institutional pharmacy business for the nine months ended June 30, 2006 will not be less than $28,673,469, and a representation and warranty by Kindred that the earnings before interest, taxes, depreciation and amortization of Kindred’s institutional pharmacy business for the nine months ended September 30, 2006 will not be less than $30,335,375.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the master transaction agreement, “material adverse effect” means, with respect to AmerisourceBergen or Kindred, as the case may be, a material adverse effect on the condition (financial or otherwise), business, assets, or results of operations of such party’s institutional pharmacy business, taken as a whole, provided that none of the following will be taken into account in determining whether there has been or will be a material adverse effect:

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changes or conditions generally affecting the industries in which the applicable party’s institutional pharmacy business operates, but only to the extent the effect on such party’s institutional pharmacy business, taken as a whole, is not materially worse than the effect on the other party’s institutional pharmacy business, taken as a whole;

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changes in general economic, regulatory or political conditions, including changes in applicable laws, accounting rules or interpretations of applicable laws or accounting rules, the engagement by the United States in hostilities, or the occurrence of any military or terrorist attack upon or within the United States, but only to the extent the effect on such party’s institutional pharmacy business, taken as a whole, is not materially worse than the effect on the other party’s institutional pharmacy business, taken as a whole;

•	the announcement of the transaction or the master transaction agreement.

The representations and warranties in the master transaction agreement will survive after the effective time for a period of 15 months.

Governance of NewCo

Pursuant to the terms of the master transaction agreement, our board of directors will initially consist of nine directors, four of whom will be designated by AmerisourceBergen, four of whom will be designated by Kindred and one of whom will be our chief executive officer, Mr. Weishar. AmerisourceBergen intends to designate                     ,                     ,                      and R. David Yost, AmerisourceBergen’s Chief Executive Officer, as its four nominees to our board of directors while Kindred intends to designate                     ,                     , Edward L. Kuntz, Executive Chairman of the board of directors of Kindred, and Paul J. Diaz, Kindred’s President and Chief Executive Officer, as its four nominees to our board of directors. Messrs. Yost, Kuntz and Diaz have agreed that they will serve as directors no longer than through the 2008 annual meeting of our stockholders. In addition, Messrs. Kuntz and Diaz have agreed that they would resign from our board of directors if requested by Kindred’s Nominating and Governance Committee. AmerisourceBergen also will be entitled to designate the initial chairman of our board as well as the initial chair of the Audit Committee of our board, subject to the consent of Kindred, which will not be unreasonably withheld.

Also pursuant to the terms of the master transaction agreement, AmerisourceBergen and Kindred will designate by mutual agreement the individuals who will initially serve as our chief financial officer, chief operating officer, chief administrative officer and general counsel.

Mutual Releases; Indemnification

Release of Pre-Closing Claims. As of the effective time, we will release AmerisourceBergen, Kindred and their respective subsidiaries from any and all liabilities existing or arising from acts or events occurring or failing to occur at or prior to the effective time, whether or not known as of the effective time, subject to certain exceptions specified in the master transaction agreement. As of the effective time, AmerisourceBergen and Kindred will release us and our subsidiaries from any and all liabilities existing or arising from acts or events occurring or failing to occur at or prior to the effective time, whether or not known as of the effective time, subject to certain exceptions specified in the master transaction agreement.

Indemnification by AmerisourceBergen and Kindred. Subject to certain exceptions specified in the master transaction agreement, after the consummation of the transaction, each of AmerisourceBergen and Kindred will severally and not jointly indemnify us and our affiliates against any and all damages, liabilities and expenses arising out of, relating to or resulting from any of the following:

•	any misrepresentation or breach of warranty in the master transaction agreement by the applicable parent company;

•	any breach by the applicable parent company of a covenant or agreement in the master transaction agreement; and

•	all entities, assets and liabilities retained by the applicable parent company.

In general, AmerisourceBergen and Kindred will only be liable to us for damages for misrepresentations or breaches of warranty which exceed $30 million in the aggregate (and we will be indemnified only to the extent of damages in excess of $30 million) and were actually incurred or suffered by us. In addition, each parent company’s liability to us for misrepresentations or breaches of warranty is generally limited to $155 million.

Indemnification by NewCo. Subject to certain exceptions specified in the master transaction agreement, after the consummation of the transaction, we will indemnify each of AmerisourceBergen and Kindred and their respective affiliates against any and all damages, liabilities and expenses arising out of, relating to or resulting from any of the following:

•	any breach by us of a covenant or agreement in the master transaction agreement; and

•	all entities, assets and liabilities assigned and transferred to us in connection with the transaction.

Indemnification for Taxes. Indemnification with respect to taxes and tax matters will be governed by the terms of the tax matters agreement. See “Additional Agreements with AmerisourceBergen and Kindred – Tax Matters Agreement.”

Covenants

Each of AmerisourceBergen and Kindred has undertaken certain covenants in the master transaction agreement. The following summarizes the more significant of these covenants:

Interim Operations. AmerisourceBergen and Kindred have each agreed to conduct its business (to the extent relating to its institutional pharmacy business) in the ordinary course consistent with past practice and to not engage in specified transactions without the prior written consent of the other parent company and to maintain in effect all of its governmental licenses and approvals and existing relationships with its customers, lenders, suppliers and others with whom it has a material business relationship.

Financing. AmerisourceBergen and Kindred have each agreed to use commercially reasonable efforts to cause PharMerica LTC and KPS, respectively, to obtain the AmerisourceBergen cash distribution and the Kindred cash distribution, as applicable, by negotiating definitive agreements with lenders and satisfying all conditions to borrowing included in such definitive agreements prior to the cash distributions.

Intercompany Accounts. AmerisourceBergen and Kindred have agreed that all intercompany accounts between AmerisourceBergen and PharMerica LTC and between Kindred and KPS shall be paid in full in cash on the closing date, subject to certain specified exceptions. If the AmerisourceBergen cash distribution, together with cash on hand at PharMerica LTC is not sufficient to pay all intercompany account balances between AmerisourceBergen and PharMerica LTC, the remaining balances will be cancelled at the effective time. If the Kindred cash distribution, together with cash on hand at KPS is not sufficient to pay all intercompany account balances between Kindred and KPS, the remaining balances will be cancelled at the effective time.

No Solicitation. AmerisourceBergen and Kindred have agreed that neither the parent companies, their subsidiaries nor any of their officers, directors, employees, agents or advisors will, directly or indirectly (1) solicit, initiate or take any action to facilitate or encourage the submission of an Acquisition Proposal (as defined in the master transaction agreement), (2) enter into or participate in any discussions or negotiations with or otherwise cooperate with any third party that is seeking to make, or has made, an Acquisition Proposal or (3) enter into an agreement, letter of intent, term sheet or other similar instrument relating to an Acquisition Proposal.

Non-Competition. AmerisourceBergen and Kindred have agreed that neither they nor their respective affiliates will, directly or indirectly, acquire, manage, operate, engage in, finance or own any interest in any institutional pharmacy business in the United States for a period of five years following the closing date, provided that AmerisourceBergen and Kindred shall be permitted to (1) merge with, acquire the assets of or have an investment in any person that draws 10% or less of its annual revenue or operating income from the institutional pharmacy business or (2) merge with, acquire the assets of or have an investment in any person that draws more than 10% of its annual revenue or operating income from the institutional pharmacy business so long as the institutional pharmacy segment of such business is divested within 12 months of such acquisition or merger.

Non-Solicitation by AmerisourceBergen and Kindred. AmerisourceBergen and Kindred have agreed that neither they nor their respective affiliates will, subject to limited exceptions, solicit, induce or attempt to induce any of our employees to leave our employ. This non-solicitation restriction applies for two years from the closing date for our employees who are vice-presidents or more senior and for one year from the closing date for all other employees.

Non-Solicitation by NewCo. We have agreed that neither we nor our affiliates will, subject to limited exceptions, solicit, induce or attempt to induce any employees of our parent companies to leave their employ.

This non-solicitation restriction applies for two years from the closing date for employees of our parent companies who are vice-presidents or more senior and for one year from the closing date for all other employees.

Transition Planning Committee. AmerisourceBergen and Kindred have formed a transition planning committee which consists of three AmerisourceBergen representatives and three Kindred representatives. AmerisourceBergen and Kindred have agreed that the transition planning committee will be responsible for all aspects of our transition planning until consummation of the transaction. All decision made by the transition planning committee must be approved by a majority of its members.

Indemnification of Directors and Officers. We have agreed to indemnify and advance expenses to the present and former directors and officers of AmerisourceBergen, Kindred, PharMerica LTC, KPS and their respective subsidiaries, in respect of acts or omissions of such persons while acting in a capacity for the institutional pharmacy businesses of AmerisourceBergen and Kindred, respectively. We have also agreed to provide directors’ and officers’ liability insurance for each of such indemnified persons in respect of acts or omissions of such persons occurring prior to the effective time while acting in a capacity for the institutional pharmacy businesses of AmerisourceBergen and Kindred, respectively.

Termination of the Master Transaction Agreement

The master transaction agreement may be terminated at any time before the effective time of the transaction in any of the following ways:

•	by mutual written agreement of AmerisourceBergen and Kindred;

•	by either AmerisourceBergen or Kindred if:

•

the transaction has not been consummated on or before June 30, 2007, provided that neither AmerisourceBergen or Kindred may terminate the master transaction agreement for this reason if its breach of any provision of the master transaction agreement has resulted in the failure of the transaction to be consummated on or before such date, provided, further that either party may extend such date until September 30, 2007 if the transaction has not been consummated solely as a result of the failure to satisfy the mutual closing condition requiring receipt of certain state and federal permits and approvals if either AmerisourceBergen or Kindred delivers a notice to the other indicating that it believes in good faith that such condition will be satisfied by September 30, 2007;

•	any applicable law makes the transaction illegal or enjoins completion of the transaction;

•

the earnings before interest, income taxes, depreciation and amortization of AmerisourceBergen’s institutional pharmacy business for the nine months ended June 30, 2006 is less than $24,577,259 (this condition has already been satisfied); or

•	the earnings before interest, income taxes, depreciation and amortization of Kindred’s institutional pharmacy business for the nine months ended September 30, 2006 is less than $26,001,750;

•	by AmerisourceBergen if:

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any of the mutual closing conditions or the closing conditions for the benefit of AmerisourceBergen, PharMerica LTC and Hippo Merger Corporation have not been satisfied by June 30, 2007, provided that AmerisourceBergen may not terminate the master transaction agreement for this reason if its breach of any provision of the master transaction agreement has resulted in the failure of such condition to closing to be satisfied; or

•	(i) Kindred has not delivered the audited financial statements for its institutional pharmacy business as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and

2003 on or before January 31, 2007 or (ii) Kindred has not delivered the audited financial statements of the institutional pharmacy business as of December 31, 2006 and for the year ended December 31, 2006, on or before March 31, 2007 (this condition has already been satisfied);

•	by Kindred if:

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any of the mutual closing conditions or the closing conditions for the benefit of Kindred, KHO, KPS and Rhino Merger Corporation have not been satisfied by June 30, 2007, provided that Kindred may not terminate the master transaction agreement for this reason if its breach of any provision of the master transaction agreement has resulted in the failure of such condition to closing to be satisfied; or

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AmerisourceBergen has not delivered the audited financial statements for its institutional pharmacy business as of September 30, 2006 and 2005 and for the years ended September 30, 2006, 2005 and 2004 on or before January 31, 2007 (this condition has already been satisfied).

If the master transaction agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the termination results from a party’s knowing and willful breach of certain provisions of the master transaction agreement or the tax matters agreement or knowing and willful failure to use reasonable best efforts to fulfill a closing condition.

Amendments; Waivers

Any provision of the master transaction agreement may be amended or waived prior to the effective time of the transaction if, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to the agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

Fees and Expenses

All fees and expenses incurred in connection with the master transaction agreement will be paid by the party incurring the fee or expense, provided that we will be responsible for certain fees and expenses incurred by AmerisourceBergen and Kindred on our behalf prior to the effective time, including (1) fees and expenses owed to third parties in connection with the activities of the transition planning committee, the filing, printing and mailing of the registration statement, the pro forma financial statements included in the registration statement, the determination of our name, the search for, and compensation of, our directors and officers and the search for, and lease of, office, pharmacy or other space for us, (2) fees and expenses owed to our counsel, (3) fees and expenses owed to Buchanan Ingersoll & Rooney PC in connection with the transaction, and (4) any amounts paid prior to the closing date to our executives who were not employed by either PharMerica LTC or KPS as of the signing of the master transaction agreement.

ADDITIONAL AGREEMENTS WITH AMERISOURCEBERGEN AND KINDRED

Following the transaction, AmerisourceBergen, Kindred and NewCo will be stand-alone, publicly traded companies. While intercompany agreements between AmerisourceBergen and PharMerica LTC and between Kindred and KPS will generally terminate on the closing date pursuant to the terms of the master transaction agreement, certain intercompany agreements will continue in effect following the closing date. In addition, we will be entering into a number of agreements on the closing date with each of AmerisourceBergen and Kindred in connection with the transaction. The following is a summary of the material terms and conditions of those agreements. This summary is qualified by reference to the tax matters agreement, transition services agreements, information services agreement, prime vendor agreement and master pharmacy provider agreement, each of which is incorporated by reference into this preliminary information statement.

Tax Matters Agreement

In connection with the transaction, the tax matters agreement will govern our, AmerisourceBergen’s and Kindred’s rights and obligations after the spin-offs and mergers with respect to taxes, for both pre-merger and post-merger periods. Generally, Kindred and AmerisourceBergen, respectively, are responsible for the taxes of KPS (and its subsidiaries) and PharMerica LTC (and its subsidiaries), respectively, that relate to pre-merger periods and we are responsible for all taxes that relate to post-merger periods.

To preserve the tax-free treatment of the spin-offs, we have agreed to certain tax-related restrictions and indemnities in the tax matters agreement, under which we:

•	have generally undertaken to maintain our current business as an active business for a period of two years following the completion of the mergers;

•

are generally restricted, for a period of two years following the mergers, from (i) reacquiring our stock, (ii) issuing stock to any person other than as compensation for services, (iii) making changes in our equity structure, (iv) liquidating, merging or consolidating certain of our subsidiaries, (v) transferring certain material assets except in the ordinary course of business, and (vi) entering into negotiations with respect to, or consenting to, certain acquisitions of our stock;

•

are generally restricted from taking any other action (including an action that would be inconsistent with the representations relied upon by AmerisourceBergen and Kindred described above) that could jeopardize the tax-free status of the spin-offs; and

•

have generally agreed to indemnify AmerisourceBergen and Kindred for taxes and related losses incurred as a result of the spin-offs failing to qualify as tax-free transactions if the taxes and related losses are attributable to our failure to comply with applicable representations, undertakings and restrictions placed on our actions under the tax matters agreement or are otherwise attributable to any act, failure to act or omission by us or our subsidiaries.

Each of AmerisourceBergen and Kindred is required to indemnify us for any taxes for which it is responsible under the tax matters agreement, any taxes that are imposed upon us because PharMerica LTC or KPS, as the case may be, was part of the consolidated tax return of AmerisourceBergen or Kindred, respectively, or any taxes resulting from a breach of certain representations or covenants made by AmerisourceBergen or Kindred, respectively.

Prime Vendor Agreement

In connection with the transaction, we will enter into a prime vendor agreement with AmerisourceBergen Drug Corporation, a wholly-owned subsidiary of AmerisourceBergen. Pursuant to such agreement, we have agreed to purchase at least 95% of our prescription pharmaceutical drugs from AmerisourceBergen Drug Corporation and to participate in its generic formulary purchase program for a period of five years following the closing date. In addition, AmerisourceBergen Drug Corporation will support the distribution of pharmaceuticals that we purchase directly from manufacturers and provide inventory management support and packaging services. AmerisourceBergen Drug Corporation will provide such pharmaceutical products and services on commercially reasonable terms. The prime vendor agreement may be terminated by either party for cause.

Master Pharmacy Provider Agreement

Prior to the transaction, KPS entered into a master pharmacy provider agreement with certain wholly-owned subsidiaries of Kindred, including KHO. In addition, KPS or one of its subsidiaries entered into or is party to contracts pursuant to which KPS provides pharmaceutical and consulting services to individual Kindred-owned facilities. The master pharmacy provider agreement, which expires on July 1, 2012, sets forth the terms and conditions applicable to the individual pharmaceutical and consulting services contracts, including the prices to be charged by KPS pursuant to such contracts. For the year ended December 31, 2006, Kindred-operated facilities had paid KPS $97 million pursuant to individual pharmacy and consulting contracts governed by the master pharmacy provider agreement, and KPS expects to continue receiving payments from Kindred pursuant to the terms of the agreement. If Kindred receives a proposal from a third party offering to provide the services currently provided by KPS to all Kindred facilities within one or more states at a more competitive price, Kindred may accept the alternative proposal and terminate its contracts with the applicable facilities if KPS chooses not to match the terms of the alternative proposal. In addition, either party may terminate the master pharmacy provider agreement for cause, a facility may terminate an individual contract upon a change in control of such facility or the occurrence of certain other events and Kindred may terminate the master pharmacy provider agreement if 20 or more individual contracts governed by the agreement are terminated by Kindred for cause.

Hospital Pharmacy Management Agreements with Kindred

Prior to the transaction, Kindred Hospital Pharmacy Services, Inc., a wholly-owned subsidiary of KPS, entered into pharmacy management agreements with certain wholly-owned subsidiaries of Kindred. Pursuant to these agreements, Kindred Hospital Pharmacy Services, Inc. will provide pharmacy management, staffing, patient care and certain other services to pharmacies in Kindred-operated facilities until June 30, 2009. In return for such services, Kindred Hospital Pharmacy Services is reimbursed certain specified costs and paid a monthly management fee. For the year ended December 31, 2006, Kindred had paid Kindred Hospital Pharmacy Services $51 million in management fees, and KPS expects to continue receiving such fees pursuant to the terms of the agreements. The agreements may be terminated by either party for cause.

Information Services Agreement

In connection with the transaction, we will enter into an information services agreement with Kindred. Pursuant to this agreement, Kindred will be our exclusive provider of information services and support for a period of five years following the closing date. The services provided by Kindred will include business services necessary to operate, manage and support our business and the clinical applications we use, including enabling and/or supporting technology infrastructure and technology procurement services to support our business functions. Such services will include, among other matters, functions for order entry, pharmacy dispensing, clinical consulting, billing and collections, electronic medication management, sales and marketing, medical records management, financial management and systems, human resources, internal and external customer call center support and general business systems.

In addition, Kindred will also provide information technology services to support the business services, including, among other matters, desktop applications, security, regulatory compliance, disaster recovery/business continuity, connectivity services, voice communications management, systems and business process documentation and training, business process improvement services and third party adjudicator management.

Except for certain services which will be provided at cost, Kindred will provide such services to us at its cost plus 10%. The information services agreement may be terminated by either party for cause and, in certain circumstances, by us in the event that Kindred undergoes a change of control.

Transition Services Agreements

In connection with the transaction, we will enter into a transition services agreement with Kindred. Pursuant to such agreement, Kindred will provide us with certain corporate administrative services, such as internal audit, employee benefit administration and financial reporting services, for a period of up to 12 months following the closing date. Kindred will provide such services at its cost. In addition, we will enter into a transition services agreement with AmerisourceBergen. Pursuant to such agreement, AmerisourceBergen will provide us with certain transition services, such as accounting, treasury, human resources, tax and employee benefit administration services for a period of up to 12 months following the closing date. AmerisourceBergen will provide such services at its cost. Each of the transition services agreements may be terminated by either party for cause, by us upon 60 days written notice and by the service provider upon a payment default.

In connection with the transaction, we will also enter into a transition services agreement with AmerisourceBergen pursuant to which we will provide the workers’ compensation services business of AmerisourceBergen with certain transition services for a period of up to 12 months.

Pharmacy Services Staffing Agreement with Pharmacy Healthcare Solutions

Prior to the transaction, PharMerica LTC entered into a pharmacy services staffing agreement with Pharmacy Healthcare Solutions d/b/a Advocate Rx Solutions, a wholly-owned subsidiary of AmerisourceBergen. Pursuant to such agreement, Advocate Rx will provide PharMerica LTC with temporary staffing for its pharmacies at fixed per-hour rates until January 10, 2008. As of January 31, 2007, PharMerica LTC had paid Advocate Rx $547,449 for services since February 2006 and expects to continue paying Advocate Rx for such services pursuant to the terms of the agreement. The staffing agreement may be terminated by either party upon 30 days prior written notice.

Trademark License Agreement

In connection with the transaction, KPS will enter into a trademark license agreement with Kindred. Pursuant to such agreement, KPS will be granted, until December 31, 2007, a limited license to use certain trademarks owned by Kindred, including the Kindred logo and the “Kindred Pharmacy Services” trademark. We believe that the license agreement will provide us with a sufficient opportunity to change the name of KPS and its subsidiaries and to establish our own trademarks following the closing of the transaction. The trademark license agreement may be terminated by either party for cause.

Purchase and License Agreement with AutoMed Technologies, Inc.

Prior to the transaction, PharMerica LTC entered into a purchase and license agreement with AutoMed Technologies, Inc., a wholly-owned subsidiary of AmerisourceBergen. Pursuant to such agreement, PharMerica LTC purchased certain equipment and received certain perpetual, non-exclusive, non-transferable licenses to use software owned by AutoMed. In addition, we are obligated to seek (though not to accept) bids from AutoMed each time we desire to purchase products or services which are provided by AutoMed. As of January 31, 2007, PharMerica LTC had paid AutoMed $98,286 since 2002 for products, services and fees pursuant to the agreement and expects to continue paying AutoMed an annual license fee for use of certain software. Such licenses may be terminated by AutoMed for cause.

DESCRIPTION OF OUR CAPITAL STOCK

We have summarized below the material terms of our capital stock that are expected to be in effect following the transaction. You are encouraged to read our certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement of which this preliminary information statement is a part, for greater detail on the provisions that may be important to you.

Sales of Unregistered Securities

Prior to the effective time, our authorized capital stock will consist of 100 shares of common stock, par value $0.01 per share, and 100 shares of preferred stock, par value $0.01 per share. In connection with our incorporation, we issued one share of common stock to AmerisourceBergen and one share of common stock to Kindred. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act because the issuance did not involve any public offering of securities.

We have organized Hippo Merger Corporation and Rhino Merger Corporation under the laws of the State of Delaware for the sole purpose of effectuating the mergers with PharMerica LTC and KPS. Hippo Merger Corporation’s authorized capital stock consists of 100 shares of common stock, par value $0.01 per share, all of which shares have been issued to us in consideration of an aggregate capital contribution of $100. Rhino Merger Corporation’s authorized capital stock consists of 100 shares of common stock, par value $0.01 per share, all of which shares have been issued to us in consideration of an aggregate capital contribution of $100. We are the sole stockholder of Hippo Merger Corporation and Rhino Merger Corporation.

In connection with the transaction, AmerisourceBergen and Kindred will each deliver to the distribution agent for the benefit of their stockholders on the record date a single stock certificate, representing all of the outstanding shares of common stock of PharMerica LTC and KPS issuable in the spin-offs. The distribution agent will hold such shares in trust pending conversion of such shares into shares of our common stock pursuant to the mergers.

On the closing date, PharMerica LTC will be merged with and into Hippo Merger Corporation, with PharMerica LTC as the surviving corporation, and KPS will be merged with and into Rhino Merger Corporation, with KPS as the surviving corporation. In connection with the mergers, each issued and outstanding share of capital stock of Hippo Merger Corporation and Rhino Merger Corporation will be converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the surviving corporations.

At the effective time of the mergers, each outstanding share of PharMerica LTC common stock will be converted into the right to receive              shares of our common stock and each share of KPS common stock will be converted into the right to receive              shares of our common stock.

Authorized Capital Stock Following the Transaction

Immediately following the transaction, our authorized capital stock will consist of 175,000,000 shares of common stock, par value $0.01, and 1,000,000 shares of preferred stock, par value $0.01. Immediately following the transaction, we expect that approximately 40 million shares of our common stock will be issued and outstanding. No shares of preferred stock will be outstanding.

Common Stock

The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. The holders of our common stock will not be entitled to cumulative voting of their shares in elections of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to receive dividends as declared by our board of directors out of funds that are legally available for that purpose. For a more complete discussion of our dividend policy, see “Dividend Policy.”

The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and issue in the future.

Preferred Stock

The certificate of incorporation authorizes the issuance of an aggregate of 1,000,000 shares of preferred stock. As of March 23, 2007, there were no shares of preferred stock outstanding.

Our board of directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the designation, powers, rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of our common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our company’s securities or the removal of incumbent management. The board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock. Specifically, our certificate of incorporation authorizes our board to adopt a rights plan without stockholder approval. This could delay or prevent a change in control of us or the removal of existing management. As of the date of this preliminary information statement, we have not adopted a rights plan.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

New York Stock Exchange Listing

We have applied for listing of our common stock on the NYSE under the symbol “PMC”.

STATUTORY, CHARTER AND BYLAW PROVISIONS

Corporate Governance

We are a corporation organized under the laws of the state of Delaware and are governed by the DGCL, our certificate of incorporation and our bylaws.

Composition of our Board of Directors

Under our certificate of incorporation and bylaws, our board of directors will be elected annually by our stockholders. Any vacancies on our board of directors arising from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from an increase in the size of the board may be filled by our board of directors.

Quorum/Voting

At all meetings of our board of directors, a majority of the total number of directors will be a quorum. If there is a quorum, a vote of the majority of the directors present at the meeting will be considered an act of our board of directors.

Liability and Indemnification of Directors

The DGCL, our certificate of incorporation and our bylaws contain provisions relating to the limitation of liability and indemnification of our directors. They provide that our directors are not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL.

As such, our directors will not be liable for breach of fiduciary duty except for:

•	any breach of a director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law;

•	any transaction from which a director derived improper personal benefit;

•	the unlawful payment of dividends; and

•	unlawful repurchases or redemptions.

Anti-Takeover Provisions

Some provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire our company or remove our incumbent officers and directors. These provisions, summarized below, may discourage our acquisition by a third party or prevent attempts by our stockholders to replace or remove our current management, which could limit stockholders’ opportunity to sell shares at a premium. We believe that these provisions provide increased protection against any unfriendly or unsolicited proposal to acquire or restructure us and that their benefits outweigh any potential disadvantages to our stockholders.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that no action may be taken by the stockholders except at an annual or special meeting of stockholders. Stockholders may not take any action by written consent. Our bylaws provide that special meetings of our stockholders may only be called by our board of directors, the chairman of our board of directors or our chief executive officer. Stockholders are not permitted to call a special meeting.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors or our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before the meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be delivered to our principal executive offices not less than 90 calendar days and not more than 120 calendar days prior to the anniversary date of our preceding annual meeting of stockholders, except that, in the case of the annual meeting occurring in 2008 or if the date of the annual meeting is more than thirty days before or more than 70 days after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement in a press release or in a filing with the SEC of the date of the meeting is first made by us, whichever occurs first.

In addition, under our stockholder notice procedure, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our bylaws. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Rights Plan

As of the date of this preliminary information statement, we have not approved a stockholder rights plan. Under our certificate of incorporation, our board of directors will have the authority, without stockholder approval:

•	to create one or more series of preferred stock; and

•

to determine the designation, powers, preferences and relative, participating, optional or other rights, if any, of shares of each such series, and the qualifications, limitations and restrictions thereof, if any.

With this authority, our board of directors could adopt a rights plan without the prior approval of our stockholders. The adoption of a rights plan may discriminate against existing or prospective stockholders who beneficially own, or tender for, a substantial amount of shares of our outstanding common stock. One possible effect of this could be to ensure the continuity of management by rendering it more difficult for a potential acquiror to obtain control of us.

Amendment of Bylaws

Our certificate of incorporation and bylaws provide that the bylaws may be amended, altered or repealed by a resolution of a majority of our board of directors. They further provide that our bylaws may be amended by the stockholders at a regular or special meeting only upon the affirmative vote of the holders of three quarters or more of the combined voting power of our common stock entitled to vote in the election of the directors.

Delaware Anti-takeover Law

Following the transaction, we will be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years before the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for shares of our common stock.

DESCRIPTION OF OUR INDEBTEDNESS

Initial Financing

Prior to the closing date, PharMerica LTC and KPS will each obtain initial financing commitments from third parties for senior secured credit facilities, which we refer to as the initial financings. The amount of the initial financings will be in an aggregate amount equal to the lesser of (i) $300 million and, (ii) three times the last 12 months EBITDA (as defined in the master transaction agreement) of the pro forma consolidated financial statements of the combined entity. Subject to certain adjustments for changes in working capital, PharMerica LTC will obtain a loan for 50% of the aggregate amount and KPS will obtain a loan for 50% of the aggregate amount. The initial financings will be funded immediately prior to closing.

The initial financing percentages will be adjusted to account for differences in PharMerica LTC’s and KPS’s closing working capital immediately preceding the closing. In the master transaction agreement, the parties have agreed to set a target range for working capital for each of PharMerica LTC and KPS to be measured as of the end of the calendar month immediately preceding the closing. If the working capital of either PharMerica LTC or KPS exceeds the target for such business, such business will increase its initial borrowing by the amount of the excess. Conversely, if the working capital of either PharMerica LTC or KPS is less than the target for such business, such business will decrease its initial borrowing by the amount of the shortfall. Working capital means the excess of current assets over current liabilities, subject to certain adjustments.

The proceeds of the initial financings will be used by PharMerica LTC and KPS to make the AmerisourceBergen cash distribution and the Kindred cash distribution, respectively, prior to consummation of the transaction. The amounts of the distributions to AmerisourceBergen and Kindred will be in the amounts of the indebtedness incurred by PharMerica LTC and KPS, respectively.

New Senior Secured Credit Facility

In connection with the transaction, we plan to enter into a new senior secured credit facility to refinance the initial financings entered into by PharMerica LTC and KPS and provide us with sufficient cash for operations. The new senior secured credit facility is expected to consist of a senior secured term loan facility, which may consist of one or more tranches, and a senior secured revolving credit facility. We and our subsidiaries will unconditionally guarantee on a senior basis the senior secured credit facilities.

Immediately after closing, we intend to pay off the indebtedness of PharMerica LTC and KPS and terminate the initial financings. We intend to draw down on the new senior secured revolving credit facility for this purpose. As a result, we expect to have $             million of outstanding indebtedness immediately after the closing of the transaction.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below, our certificate of incorporation and bylaws, and the contracts referred to below.

Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation.

Consistent with Section 145 of the DGCL, our bylaws provide that we will indemnify our directors and officers or any of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnitee, to the fullest extent permitted by Delaware law.

In accordance with Section 102(b)(7) of the DGCL, our certificate of incorporation provides that directors shall not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (3) certain transactions under Section 174 of the DGCL (unlawful payment of dividends), or (4) transactions from which a director derives an improper personal benefit.

Our bylaws provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of our company, or who is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability arising out of the person’s status as such, whether or not the corporation would have the power to indemnify such persons against liability. We intend to carry standard directors’ and officers’ liability coverage for our directors and officers and the directors and officers of our subsidiaries. Subject to certain limitations and exclusions, the policies will reimburse us for liabilities indemnified under our bylaws and indemnify the directors and officers against additional liabilities not indemnified under our bylaws.

We intend to enter into indemnification agreements with our directors and officers. These agreements provide for the indemnification, to the full extent permitted by law, of expenses, judgments, fines, penalties, and amounts paid in settlement incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding on account of service as a director, officer, employee or agent of our company (or other entity if at our request).

The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

There is no pending litigation or proceeding involving any director, officer or employee where indemnification is sought, nor are we aware of any threatened litigation that may result in indemnification claims.

The master transaction agreement will provide for indemnification by our company of AmerisourceBergen and Kindred and their respective directors, officers and employees for certain liabilities, including certain liabilities under the Securities Act and the Exchange Act, related to filings in connection with the transaction.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The financial statements of PharMerica LTC (a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation) as of September 30, 2006 and 2005, and for each of the three years in the period ended September 30, 2006, included in this preliminary information statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report appearing herein.

The consolidated financial statements of Kindred Pharmacy Services Inc., a wholly-owned subsidiary of Kindred Healthcare, Inc., as of December 31, 2006 and December 31, 2005 and for each of the three years in the period ended December 31, 2006, included in this preliminary information statement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this preliminary information statement. This preliminary information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this preliminary information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this preliminary information statement is not incorporated by reference into this preliminary information statement or the registration statement of which this preliminary information statement is a part.

After the transaction, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

We will make available free of charge most of our future SEC filings through our Internet website (www.             ) as soon as reasonably practicable after we electronically file these materials with the SEC. You will be able to access these future SEC filings on our website. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

680 South 4th Street

Louisville, Kentucky

Telephone: 502-596-7300

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this preliminary information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this preliminary information statement.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

(a)	All other schedules have been omitted because the required information is not present or not present in material amounts.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kindred Healthcare, Inc.:

In our opinion, the accompanying consolidated balance sheets and related statements of operations, stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of Kindred Pharmacy Services, Inc., a wholly-owned subsidiary of Kindred Healthcare, Inc., and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the Consolidated Financial Statements, the Company began recognizing compensation expense for the fair value of stock based compensation awards effective January 1, 2006.

/s/ PricewaterhouseCoopers LLP

Louisville, KY

March 23, 2007

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Year ended December 31,
	2006	2005	2004
Revenues:
Affiliated	$147,802	$130,143	$93,693
Non-affiliated	504,806	392,082	266,342

	652,608	522,225	360,035

Cost of goods sold	535,371	420,919	290,298

Gross profit	117,237	101,306	69,737
Selling, general and administrative expenses	96,185	67,042	50,275

Operating income	21,052	34,264	19,462
Investment income	(104)	(80)	—

Income from continuing operations before income taxes	21,156	34,344	19,462
Provision for income taxes	8,357	13,343	7,555

Income from continuing operations	12,799	21,001	11,907
Income from discontinued operations, net of income taxes	—	6	155

Net income	$12,799	$21,007	$12,062

Basic earnings per common share:
Income from continuing operations	$1,279,933	$2,100,124	$1,190,707
Income from discontinued operations	—	627	15,473

Net income	$1,279,933	$2,100,751	$1,206,180

Shares used in computing basic earnings per common share	10	10	10

Unaudited pro forma earnings per common share (see Note 10):
Basic:
Income from continuing operations	$0.39
Income from discontinued operations	—

Net income	$0.39

Diluted:
Income from continuing operations	$0.39
Income from discontinued operations	—

Net income	$0.39

Shares used in computing unaudited pro forma earnings per common share:
Basic	20,000,000
Diluted	20,008,806

See accompanying notes.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$3,730	$1,378
Accounts receivable less allowance for loss of $16,583 – 2006 and $15,961 – 2005	70,364	57,377
Inventories	27,975	24,243
Deferred tax assets	7,484	6,209
Other	2,896	5,411

	112,449	94,618
Property and equipment, at cost:
Leasehold improvements	3,915	2,159
Equipment	32,002	23,890
Construction in progress	2,775	1,372

	38,692	27,421
Accumulated depreciation	(14,316)	(9,427)

	24,376	17,994

Goodwill	45,239	40,017
Intangible assets less accumulated amortization of $5,182 – 2006 and $1,763 – 2005	38,008	34,317
Other	16,712	7,677

	$236,784	$194,623

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$15,811	$9,463
Salaries, wages and other compensation	14,943	11,182
Other accrued liabilities	2,547	1,672

	33,301	22,317

Deferred tax liabilities	1,359	1,759
Deferred credits and other liabilities	215	158

Commitments and contingencies

Minority interest	3,608	—

Stockholder’s equity:
Common stock, $100 par value; authorized 10 shares; issued 10 shares – 2006 and 2005	1	1
Net contributions from Kindred	133,683	119,015
Deferred compensation	—	(445)
Retained earnings	64,617	51,818

	198,301	170,389

	$236,784	$194,623

See accompanying notes.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(Dollars in thousands)

	Shares of common stock	Par value common stock	Net contributions from Kindred	Deferred compensation	Retained earnings	Total
Balances, December 31, 2003	10	$1	$13,130	$(170)	$18,749	$31,710
Transactions with Kindred, net	—	—	754	—	—	754
Issuance of Kindred restricted stock under employee compensation plans	—	—	—	(210)	—	(210)
Deferred compensation amortization	—	—	—	174	—	174
Net income	—	—	—	—	12,062	12,062

Balances, December 31, 2004	10	1	13,884	(206)	30,811	44,490
Transactions with Kindred, net	—	—	105,131	—	—	105,131
Issuance of Kindred restricted stock under employee compensation plans	—	—	—	(508)	—	(508)
Deferred compensation amortization	—	—	—	269	—	269
Net income	—	—	—	—	21,007	21,007

Balances, December 31, 2005	10	1	119,015	(445)	51,818	170,389
Transactions with Kindred, net	—	—	14,475	—	—	14,475
Conversion to SFAS 123R (as defined) as of January 1, 2006	—	—	(445)	445	—	—
Deferred compensation amortization	—	—	638	—	—	638
Net income	—	—	—	—	12,799	12,799

Balances, December 31, 2006	10	$1	$133,683	$—	$64,617	$198,301

See accompanying notes.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$12,799	$21,007	$12,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,835	5,751	2,434
Provision for doubtful accounts	7,315	(1,124)	1,828
Deferred income taxes	(1,675)	(1,999)	301
Other	(2,011)	(345)	743
Change in operating assets and liabilities:
Accounts receivable	(19,948)	(14,934)	(5,973)
Inventories and other assets	(4,270)	(4,403)	(6,225)
Accounts payable	4,736	(659)	1,603
Other accrued liabilities	4,252	2,015	1,590

Net cash provided by operating activities	10,033	5,309	8,363

Cash flows from investing activities:
Purchase of property and equipment	(9,851)	(6,963)	(4,829)
Acquisition of pharmacy businesses, net of cash acquired	(11,012)	(102,814)	(2,000)
Sale of assets	1,470	—	—
Capitalized business combination expenditures	(5,269)	—	—
Other	(346)	254	(572)

Net cash used in investing activities	(25,008)	(109,523)	(7,401)

Cash flows from financing activities:
Net contributions from Kindred	12,563	103,559	132
Cash contributions received from minority shareholders	4,764	—	—

Net cash provided by financing activities	17,327	103,559	132

Change in cash and cash equivalents	2,352	(655)	1,094
Cash and cash equivalents at beginning of year	1,378	2,033	939

Cash and cash equivalents at end of year	$3,730	$1,378	$2,033

Supplemental information:
Transfers of property and equipment and other assets from Kindred Healthcare, Inc.	$2,550	$1,333	$586

See accompanying notes.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

Reporting entity

Kindred Pharmacy Services, Inc. (“KPS” or the “Company”) is a wholly owned subsidiary of Kindred Healthcare, Inc. (“Kindred”). The Company operates an institutional pharmacy business servicing long-term care facilities and a pharmacy management business providing management services to substantially all of Kindred’s hospitals.

On October 25, 2006, Kindred signed a definitive agreement with AmerisourceBergen Corporation (“AmerisourceBergen”) to combine their respective institutional pharmacy businesses, KPS and PharMerica Long-Term Care (“PharMerica LTC”), into a new, independent, publicly traded company (“NewCo”). The proposed transaction (the “Proposed Pharmacy Transaction”) is intended to be tax-free to Kindred and to the shareholders of both AmerisourceBergen and Kindred. The Proposed Pharmacy Transaction is expected to be completed in the second quarter of 2007.

Under the terms of the Proposed Pharmacy Transaction, both KPS and PharMerica LTC are expected to each borrow up to $150 million and use such proceeds to fund a one-time cash distribution, intended to be tax-free, to their respective parent companies. Following the cash distribution, each institutional pharmacy business is expected to be spun off to the shareholders of their respective parent companies. Immediately thereafter, a stock-for-stock merger will be effected that would result in Kindred and AmerisourceBergen shareholders each owning 50% of the new publicly traded company (the “Merger”). The Proposed Pharmacy Transaction is subject to certain conditions, including the completion of the registration statement that will be filed with the Securities and Exchange Commission (the “SEC”). The closing of the Proposed Pharmacy Transaction also will require the receipt of required regulatory approvals and the satisfaction of certain other conditions.

KPS incurred $2.9 million of expenses related to the Proposed Pharmacy Transaction for the year ended December 31, 2006. These expenses primarily relate to professional and advisory fees, executive search expenses, employee benefit consulting and provisions for employee retention payments.

Basis of presentation

The accompanying consolidated financial statements include all of the operations of KPS’s institutional pharmacy and hospital pharmacy management businesses during the periods presented. Intercompany transactions have been eliminated between the Company and its subsidiaries.

The accompanying consolidated financial statements present the historical results of the Company’s operations during each respective period. Accordingly, these consolidated financial statements include allocations of certain expenses, as well as assets and liabilities, historically maintained by Kindred and not recorded in the accounts of the Company. The Company and Kindred believe such allocations have been made on a reasonable basis. However, these consolidated financial statements may not necessarily be indicative of the results that would have been obtained if the Company had operated as a separate entity during the periods presented.

On July 1, 2004, the Company began providing pharmacy management services to Kindred hospitals. Pharmacy personnel employed by Kindred hospitals were transferred to the Company in conjunction with the realignment of these services.

On March 1, 2005, Kindred completed an internal restructuring of its institutional pharmacy businesses to establish these operations as subsidiaries of the Company. The institutional pharmacy businesses have been presented in the accompanying consolidated financial statements in a consistent manner for all periods.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 – ACCOUNTING POLICIES (Continued)

Basis of presentation (Continued)

In 2003, the Company completed the divestiture of two pharmacy infusion therapy businesses to improve its future operating results. For accounting purposes, the operating results of these businesses and the gain associated with these transactions have been classified as discontinued operations in the accompanying consolidated statements of operations for all periods presented.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based upon the estimates and judgments of management. Actual amounts may differ from these estimates.

Impact of recent accounting pronouncements

On September 15, 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), “Fair Value Measurements,” which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

On July 13, 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” The interpretation clarifies the accounting for uncertain income tax issues recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has completed its analysis of FIN 48 and the adoption of FIN 48 will not have a material impact on the Company’s financial position, results of operations or liquidity.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation for interim periods that begin after June 15, 2005. This requirement represents a significant change because stock option awards have not been recognized as compensation expense in the Company’s historical consolidated financial statements under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” SFAS 123R requires the cost of an award, based upon fair value on the date of grant, to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value of the award on the date of grant will be estimated using option pricing models. In April 2005, the SEC approved a new rule that delayed the effective date of SFAS 123R for public companies until the first annual period, rather than the first interim period, that begins after June 15, 2005. The Company adopted SFAS 123R on January 1, 2006 and began to recognize compensation expense prospectively in its consolidated financial statements for non-vested stock options outstanding at December 31, 2005 and for all stock-based compensation awards granted after January 1, 2006. The adoption of SFAS 123R reduced net income by $0.3 million for the year ended December 31, 2006.

Revenues

On January 1, 2006, Medicare Part D became effective. Under this program, Medicare beneficiaries who were entitled to benefits under a state Medicaid program (so-called “dual eligibles”) now have their outpatient prescription drug costs covered by Medicare Part D, subject to certain limitations. Most of the nursing center

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 – ACCOUNTING POLICIES (Continued)

Revenues (Continued)

residents served by KPS whose drug costs were previously covered by state Medicaid programs are dual eligibles who qualify for Medicare Part D. Accordingly, since January 1, 2006, Medicaid is no longer a primary payor for the pharmacy services provided to these residents.

A summary of revenues by payor type follows (in thousands):

	Year ended December 31,
	2006	2005	2004
Medicare	$374,145	$84,307	$77,110
Medicaid	57,297	237,072	179,215
Private and other	221,166	200,846	103,710

	$652,608	$522,225	$360,035

Co-payments for the Company’s services can be applicable under Medicare Part D, the state Medicaid programs, and certain third party payors, and are typically not collected at the time products are delivered or services are provided. Co-payments under the Medicaid programs and third party plans are generally billed to the responsible party as part of the Company’s normal billing procedures and are subject to the Company’s normal collection procedures.

Under Medicare Part D, co-payments related to dual eligibles are due from the responsible party for up to the first thirty days of a beneficiary’s stay in a skilled nursing facility subsequent to which the Prescription Drug Plans (“PDPs”) are responsible for reimbursement.

Under certain circumstances, including state-mandated return policies under various Medicaid programs, the Company accepts returns of medications and issues a credit memorandum to the applicable payor. Product returns are processed in the period received and are not considered to be material to the Company’s operating results.

The Company recognizes revenues at the time services are provided or products are delivered. A significant portion of these revenues are billed to PDPs under Medicare Part D, the state Medicaid programs and third party insurance companies. The vast majority of these claims are electronically adjudicated and as a result revenues, and the associated receivables are based upon the actual reimbursement received by the Company. Contractual allowances are estimated based upon expected payments and are adjusted based upon subsequent cash receipts. The Company’s hospital pharmacy management revenues represent contractually defined management fees and reimbursement of costs associated with direct operations of hospital pharmacies, and are primarily personnel costs. Total hospital pharmacy management revenues totaled $50.4 million, $46.4 million and $19.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company derived approximately 23%, 25% and 26% of its revenues for 2006, 2005 and 2004, respectively, from services provided to Kindred nursing centers and hospitals, a related party.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair market value.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 – ACCOUNTING POLICIES (Continued)

Accounts receivable

Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, institutional customers, managed care health plans, commercial insurance companies and individual patients. The Company does not recognize accounts receivable for services provided to Kindred because these transactions are classified in stockholder’s equity as net contributions to/from Kindred in the accompanying consolidated balance sheets. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected.

In evaluating the collectibility of accounts receivable, the Company considers a number of factors, including the age of the accounts, changes in collection patterns, the composition of customer accounts by payor type, the status of ongoing disputes with third party payors and general industry conditions. Accounts are written off when they are deemed uncollectible.

Operating results for 2005 included pretax income of $2.8 million related to a favorable adjustment to the allowance for loss on accounts receivable based upon the Company’s evaluation of the collectibility of accounts receivable.

Inventories

Inventories consist primarily of pharmaceutical and medical supplies held for sale to customers and are stated at the lower of cost (first-in, first-out) or market. Physical inventories are performed on a quarterly basis at all pharmacy locations and cost of goods sold is adjusted based upon the actual results of the physical inventory counts.

Delivery expenses

The Company incurred expenses totaling approximately $22.6 million, $18.1 million and $12.0 million for the years ended December 31, 2006, 2005 and 2004, respectively, to deliver products sold to its customers. Delivery expenses are reported as selling, general and administrative expenses in the accompanying consolidated statements of operations.

Property and equipment

Depreciation expense, computed by the straight-line method, was $5.4 million for 2006, $3.6 million for 2005 and $2.4 million for 2004. Leasehold improvements are depreciated over their estimated useful lives or the remaining lease term, whichever is shorter. Estimated useful lives of equipment vary from five to 15 years.

Goodwill and intangible assets

Intangible assets are comprised primarily of customer relationship assets and non-compete agreements originating from business acquisitions. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company performs an impairment test for goodwill at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. The Company performs its annual impairment test in the fourth quarter of each year. No impairment charge was recorded during the past three years.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 – ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets (Continued)

A summary of goodwill follows (in thousands):

Balances, December 31, 2004	$705
Acquisitions	39,312

Balances, December 31, 2005	40,017
Acquisitions	5,222

Balances, December 31, 2006	$45,239

The Company’s finite-lived intangible assets are amortized over their estimated useful lives which range from five to 12 years. A summary of identifiable intangible assets at December 31 follows (in thousands):

	2006				2005
	Cost	Accumulated amortization	Carrying value	Weighted average life	Cost	Accumulated amortization	Carrying value	Weighted average life
Current:
Trademark	$400	$(400)	$—		$400	$(400)	$—
Non-current:
Customer relationship assets	40,955	(4,575)	36,380	12 years	34,155	(1,577)	32,578	12 years
Non-compete agreements	2,235	(607)	1,628	5 years	1,925	(186)	1,739	5 years

	43,190	(5,182)	38,008		36,080	(1,763)	34,317

	$43,590	$(5,582)	$38,008		$36,480	$(2,163)	$34,317

Amortization expense totaled $3.4 million for 2006 and $2.2 million for 2005. Amortization expense was not significant for 2004.

Estimated annual amortization expense for identifiable intangible assets as of December 31, 2006 will approximate $4.0 million, $3.9 million, $3.9 million, $3.6 million and $3.4 million for the years 2007, 2008, 2009, 2010 and 2011, respectively.

Long-lived assets

The Company regularly reviews the carrying value of certain long-lived assets and the related identifiable intangible assets with respect to any events or circumstances that indicate an impairment or an adjustment to the amortization period is necessary. If circumstances suggest the recorded amounts cannot be recovered, based upon estimated future undiscounted cash flows, the carrying values of such assets are reduced to fair value.

Insurance risks

The Company insures a substantial portion of its professional liability, general liability and workers compensation risks through Kindred’s wholly owned limited purpose insurance subsidiary. The Company’s provisions for loss for these risks are based upon Kindred’s allocation of independent actuarially determined estimates.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 – ACCOUNTING POLICIES (Continued)

Insurance risks (Continued)

The provision for professional and general liability risks, including the cost of coverage maintained with unaffiliated commercial carriers, was $0.5 million, $0.7 million and $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. The provision for workers compensation risks, including the cost of coverage maintained with unaffiliated commercial carriers, was $1.3 million, $1.5 million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company insures its employee health risks through Kindred’s self-insured employee health plan and with commercial carriers. The Company’s provision for loss for the self-insured risks are based upon Kindred’s allocation of independent actuarially determined estimates.

The provision for employee health risks, net of employee contributions, was $5.8 million, $4.9 million and $3.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Earnings per common share

Earnings per common share are based upon the weighted average number of common shares outstanding during the respective periods. A dual presentation of basic and diluted earnings per common share is not required because there are no potentially dilutive securities under the Company’s capital structure.

Net contributions from Kindred

Net contributions from Kindred reflect various transactions between the Company and Kindred and are classified as a component of stockholder’s equity in the accompanying consolidated balance sheets. See Note 5.

Comprehensive income

The Company has no components of other comprehensive income or loss. Accordingly, comprehensive income is equal to net income as presented in the accompanying consolidated statements of operations.

Stock option accounting

The Company followed APB 25 and related interpretations in accounting for its employee stock options through December 31, 2005, prior to the adoption of SFAS 123R.

Pro forma information regarding net income and earnings per share determined as if the Company had accounted for its Kindred employee stock options granted to Company employees under the fair value method of SFAS 123 follows (dollars in thousands, except per share amounts):

	Year ended December 31,
	2005	2004
Net income, as reported	$21,007	$12,062
Adjustments:
Stock-based employee compensation expense included in reported net income, net of income taxes	168	114
Stock-based employee compensation expense determined under fair value based method, net of income taxes	(759)	(393)

Pro forma net income	$20,416	$11,783

Basic earnings per common share:
As reported	$2,100,751	$1,206,180
Pro forma	$2,041,616	$1,178,297

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 – PHARMACY ACQUISITIONS

The following is a summary of the Company’s acquisition activities. The operating results of these acquired businesses have been included in the accompanying consolidated financial statements of the Company since the respective acquisition dates. The purchase price of these acquired businesses resulted from negotiations with each of the sellers that were based upon both the historical and expected future cash flows of the respective businesses. The Company’s acquisitions were financed by Kindred and have been reflected as contributions from Kindred in the accompanying consolidated balance sheets.

On March 2, 2005, the Company acquired the assets of Pharmacy Partners, Inc., an operator of two institutional pharmacies in Pennsylvania (the “PPI Transaction”). Goodwill recorded in connection with the PPI Transaction aggregated $11.6 million. The purchase price also included acquired identifiable intangible assets totaling $11.3 million that will be amortized over approximately 12 years.

On April 1, 2005, the Company acquired the assets of Skilled Care Pharmacy, an operator of two institutional pharmacies in California (the “SCP Transaction”). Goodwill recorded in connection with the SCP Transaction aggregated $16.5 million. The purchase price also included acquired identifiable intangible assets totaling $10.4 million that will be amortized over approximately 13 years.

On November 1, 2005, the Company acquired the assets of RXPERTS, Inc., an operator of an institutional pharmacy in Illinois (the “RXPERTS Transaction”). Goodwill recorded in connection with the RXPERTS Transaction aggregated $12.2 million. The purchase price also included acquired identifiable intangible assets totaling $14.1 million that will be amortized over approximately 12 years.

A summary of these acquisitions follows (in thousands):

	PPI Transaction	SCP Transaction	RXPERTS Transaction
Fair value of assets acquired, including goodwill and other intangible assets	$30,893	$37,323	$39,348
Fair value of liabilities assumed	(21)	(575)	(4,210)

Net cash paid through December 31, 2005	30,872	36,748	35,138
Contingent consideration released from escrow	—	—	(3,500)
Additional payment of transaction costs	1	—	5

Total cash paid through December 31, 2006	$30,873	$36,748	$31,643

During 2006, the Company acquired three institutional pharmacies for an aggregate cost of $14.9 million. Goodwill recorded in connection with these acquisitions aggregated $3.7 million. The purchase price also included acquired identifiable intangible assets totaling $7.1 million that will be amortized over approximately ten years. Additional adjustments to the purchase price of approximately $2 million may occur through July 2008 as a result of contingent consideration in accordance with the acquisition agreements.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 – PHARMACY ACQUISITIONS (Continued)

The pro forma effect of these acquisitions assuming the transactions occurred on January 1, 2006 or January 1, 2005 follows (dollars in thousands, except per share amounts):

	Year ended December 31,
	2006	2005
Revenues:
Affiliated	$147,802	$130,208
Non-affiliated	519,589	472,469

	$667,391	$602,677

Income from continuing operations	$13,744	$24,698
Net income	$13,744	$24,704

Basic earnings per common share:
Income from continuing operations	$1,374,400	$2,469,800
Net income	$1,374,400	$2,470,400

Pro forma financial data have been derived by combining the historical financial results of the Company and the acquired businesses for all periods presented.

NOTE 3 – BUSINESS SEGMENT DATA

The Company operates two business segments: institutional pharmacies and hospital pharmacy management. Institutional pharmacies provide pharmacy services to nursing centers and other healthcare providers and the hospital pharmacy management business provides management services to substantially all of Kindred’s hospitals. For business segment reporting purposes, the Company defines segment operating income as earnings before interest, income taxes, depreciation, amortization and rent. Segment operating income reported for each of the Company’s business segments excludes the allocation of corporate overhead from Kindred.

The Company identifies its segments in accordance with the aggregation provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This information is consistent with information used by the Company in managing its businesses.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 – BUSINESS SEGMENT DATA (Continued)

The following table sets forth certain data by business segment (in thousands):

	Year ended December 31,
	2006	2005	2004
Revenues:
Institutional pharmacies	$602,176	$475,822	$340,774
Hospital pharmacy management	50,432	46,403	19,261

	$652,608	$522,225	$360,035

Income from continuing operations:
Segment operating income:
Institutional pharmacies	$38,971	$46,756	$32,071
Hospital pharmacy management	8,342	9,124	4,285

Segment operating income	47,313	55,880	36,356

Allocated Kindred corporate services	(11,872)	(10,930)	(11,416)
Rent	(5,554)	(4,935)	(3,044)
Depreciation and amortization	(8,835)	(5,751)	(2,434)
Investment income	104	80	—

Income before income taxes	21,156	34,344	19,462
Provision for income taxes	8,357	13,343	7,555

	$12,799	$21,001	$11,907

Rent:
Institutional pharmacies	$5,546	$4,929	$3,037
Hospital pharmacy management	8	6	7

	$5,554	$4,935	$3,044

Depreciation and amortization:
Institutional pharmacies	$8,835	$5,751	$2,434
Hospital pharmacy management	—	—	—

	$8,835	$5,751	$2,434

Capital expenditures, excluding acquisitions:
Institutional pharmacies	$9,851	$6,963	$4,829
Hospital pharmacy management	—	—	—

	$9,851	$6,963	$4,829

	December 31, 2006	December 31, 2005
Assets at end of period:
Institutional pharmacies	$236,625	$194,561
Hospital pharmacy management	159	62

	$236,784	$194,623

Goodwill:
Institutional pharmacies	$45,239	$40,017
Hospital pharmacy management	—	—

	$45,239	$40,017

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 – INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by Kindred. Kindred allocates the consolidated federal and state income tax liabilities among the members of the consolidated return group as if the Company was a separate taxpayer, and the results of the corresponding tax liability are settled with Kindred through stockholder’s equity.

The provision for income taxes is based upon an estimate of taxable income or loss for each respective accounting period made by Kindred management. The Company recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled and represent amounts contributed to or contributed from Kindred in lieu of income taxes. A valuation allowance is provided for these deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Provision for income taxes consists of the following (in thousands):

	Year ended December 31,
	2006	2005	2004
Current:
Federal	$8,629	$13,197	$6,240
State	1,403	2,145	1,014

	10,032	15,342	7,254
Deferred	(1,675)	(1,999)	301

	$8,357	$13,343	$7,555

Reconciliation of federal statutory tax expense to the provision for income taxes follows (in thousands):

	Year ended December 31,
	2006	2005	2004
Income tax expense at federal rate	$7,405	$12,020	$6,812
State income tax expense, net of federal income tax expense	740	1,202	681
Other items, net	212	121	62

	$8,357	$13,343	$7,555

A summary of deferred income taxes by source included in the accompanying consolidated balance sheets at December 31 follows (in thousands):

	2006		2005
	Assets	Liabilities	Assets	Liabilities
Property and equipment	$—	$1,891	$—	$2,402
Accounts receivable	5,743	—	4,834	—
Compensation	1,900	—	1,375	—
Other	373	—	643	—

	8,016	$1,891	6,852	$2,402

Reclassification of deferred tax liabilities	(1,891)		(2,402)

Net deferred tax assets	$6,125		$4,450

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 – INCOME TAXES (Continued)

Deferred income taxes totaling $7.5 million and $6.2 million at December 31, 2006 and 2005, respectively, were classified as current assets, and deferred income taxes totaling $1.4 million and $1.8 million at December 31, 2006 and 2005, respectively, were classified as noncurrent liabilities.

NOTE 5 – RELATED PARTY TRANSACTIONS

Transactions with Kindred

The Company currently provides institutional pharmacy and management services to Kindred nursing centers and hospitals. Kindred provides centralized corporate administrative support to the Company in the areas of information systems, cash management, human resources, employee benefit administration, legal, development, finance and accounting, financial reporting, tax and internal audit. For accounting purposes, the net contributions from Kindred are classified as stockholder’s equity in the accompanying consolidated balance sheets. Revenues and allocated corporate expenses related to these activities are as follows (in thousands):

	Year ended December 31,
	2006	2005	2004
Revenues from services provided to Kindred:
Nursing centers	$97,476	$83,740	$74,432
Hospitals	50,326	46,403	19,261

	$147,802	$130,143	$93,693

Kindred allocated corporate service expenses	$11,872	$10,930	$11,416

Revenues from services provided to Kindred nursing centers represent services billed directly to the Kindred nursing centers and do not include revenues billed to and collected from other payor sources for residents in the Kindred nursing centers who are beneficiaries under other government or third party programs.

Corporate expenses are allocated based upon either the identification of specific costs or as a percentage of the Company revenues, where applicable. Allocated costs may not necessarily be indicative of the costs that would have been incurred by the Company if it had operated as a separate entity.

At December 31, 2006, the Company has recorded in accounts payable amounts due to Kindred totaling $4.0 million related to transition and integration costs and computer equipment and software purchases associated with the Proposed Pharmacy Transaction. These amounts will be settled when the Proposed Pharmacy Transaction is completed.

NOTE 6 – LEASES

The Company leases real estate and equipment under cancelable and non-cancelable arrangements. The lease agreements to which the Company is a party expire at various times through 2012. The following table sets forth rent expense (in thousands):

	Year ended December 31,
	2006	2005	2004
Buildings	$4,739	$4,147	$2,650
Equipment	815	788	394

	$5,554	$4,935	$3,044

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 – LEASES (Continued)

Future minimum payments under non-cancelable operating leases are as follows (in thousands):

2007	$5,370
2008	4,382
2009	3,508
2010	2,355
2011	1,130
Thereafter	67

$16,812

NOTE 7 – CONTINGENCIES

Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as certain third party reimbursements and deductions.

The Company is a guarantor subsidiary under Kindred’s revolving credit facility.

In the ordinary course of business, the Company enters into contracts containing standard indemnification provisions and indemnifications specific to a transaction such as business acquisitions and disposals of an operating facility. These indemnifications may cover claims against employment-related matters, governmental regulations, environmental issues, and tax matters, as well as customer, third party payor, supplier and contractual relationships. Obligations under these indemnities generally would be initiated by a breach of the terms of the contract or by a third party claim or event.

NOTE 8 – CAPITAL STOCK

The Company’s Certificate of Incorporation authorizes ten shares of common stock (par value $100), of which all ten shares are issued and owned by a Kindred subsidiary, Kindred Healthcare Operating, Inc.

The accompanying consolidated financial statements are presented as if the Company had been operated as a separate entity. Accordingly, stockholder’s equity (which represents Kindred’s 100% interest) comprises contributions from Kindred. Management expects that in connection with the Proposed Pharmacy Transaction, such amounts will be included as part of NewCo’s permanent equity capitalization.

Plan descriptions

Certain KPS employees participate in stock-based compensation plans sponsored by Kindred under which up to eight million restricted stock awards and options to purchase common stock may be granted to officers, directors and key employees. Exercise provisions vary, but most stock options are exercisable in whole or in part beginning one to four years after grant and ending five to ten years after grant. Compensation costs related to KPS employees participating in these plans is included in the accompanying consolidated statements of operations.

Stock options

At December 31, 2006, unearned compensation related to non-vested stock options granted to KPS employees aggregated $0.2 million. These costs will be amortized over the remaining weighted average vesting period of approximately two years. Compensation expense related to these awards approximated $0.4 million for 2006.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 – CAPITAL STOCK (Continued)

Stock options (Continued)

Kindred stock option activity related to Company employees is summarized below:

	Shares under option	Option price per share	Weighted average exercise price
Balances, December 31, 2005	112,871	$6.39 to $31.14	$20.90
Granted	25,263	21.99	21.99
Exercised	(6,248)	6.39 to 16.00	13.81
Canceled	(4,099)	6.39 to 29.72	17.83

Balances, December 31, 2006	127,787	$6.39 to $31.14	$21.56

The intrinsic value of the stock options exercised during 2006, 2005 and 2004 approximated $0.1 million, $0.3 million and $0.3 million, respectively.

A summary of Kindred stock options held by Company employees at December 31, 2006 follows:

	Outstanding			Exercisable
Range of exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2006	Weighted average exercise price
$6.39 to $11.03	27,194	6 years	$10.38	25,694	$10.55
$15.91 to $19.98	20,850	5 years	16.43	20,450	16.36
$21.99 to $29.72	45,356	7 years	23.36	14,729	25.49
$31.09 to $31.14	34,387	6 years	31.13	34,387	31.13

	127,787	6 years	21.56	95,260	21.54

The intrinsic value of the stock options outstanding and stock options that are exercisable as of December 31, 2006 approximated $0.7 million and $0.6 million, respectively.

Statement No. 123 data

As discussed in Note 1, the Company adopted SFAS 123R as of January 1, 2006. The fair value of each Kindred stock option is estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions: risk-free interest rate of 4.63% for 2006, 4.15% for 2005 and 4.03% for 2004; no dividend yield; expected term of five years for 2006, and six years for 2005 and 2004; and volatility factors based upon the historical price of Kindred’s common stock of 0.51 for 2006, 0.52 for 2005 and 0.57 for 2004. The expected term represents the period of time that stock options granted are expected to be outstanding. As required by SFAS 123R, an estimate of expected forfeitures was determined and compensation expense was recognized only for those options expected to vest. The weighted average fair value of stock options granted during 2006, 2005 and 2004 under a Black-Scholes valuation model was $10.64, $16.18 and $14.98, respectively.

Restricted Stock

At December 31, 2006, unearned compensation related to non-vested Kindred restricted stock granted to KPS employees aggregated $0.4 million. These costs will be amortized over the remaining weighted average vesting period of approximately three years. Compensation expense related to these awards approximated $0.5 million for 2006, $0.3 million for 2005 and $0.2 million for 2004.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 – CAPITAL STOCK (Continued)

Restricted Stock (Continued)

A summary of non-vested Kindred restricted shares follows:

	Non-vested restricted shares	Weighted average fair value at date of grant
Balances, December 31, 2005	26,391	$26.30
Granted	13,795	21.99
Vested	(11,225)	21.68

Balances, December 31, 2006	28,961	$26.04

The fair value of restricted shares vested during 2006, 2005 and 2004 was $0.3 million, $0.5 million and $0.2 million, respectively.

NOTE 9 – EMPLOYEE BENEFIT PLANS

Kindred maintains for the benefit of the Company’s employees defined contribution retirement plans covering employees who meet certain minimum eligibility requirements. Benefits are determined as a percentage of a participant’s contributions and generally are vested based upon length of service. Retirement plan expense for the Company was $0.9 million for 2006, $0.7 million for 2005 and $0.5 million for 2004. Amounts equal to retirement plan expense are funded annually.

NOTE 10 – UNAUDITED PRO FORMA EARNINGS PER COMMON SHARE

The Proposed Pharmacy Transaction discussed in Note 1 will significantly impact the capital structure of the Company. In connection with the Merger, it is expected that approximately 40 million shares will be issued by NewCo, of which 50% or 20 million will be owned by Kindred shareholders. Immediately prior to the spin-off from Kindred, the Company will pay a dividend of up to $150 million to Kindred, which will be financed by a temporary bank financing arrangement. NewCo will enter into a new senior secured credit facility to refinance the initial borrowings by the Company. The number of shares issued to KPS common shareholders after the Proposed Pharmacy Transaction and interest costs related to the dividend to Kindred have been included in the unaudited pro forma earnings per share calculation below.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 – UNAUDITED PRO FORMA EARNINGS PER COMMON SHARE (Continued)

Pro forma earnings per share for the year ended December 31, 2006 follows (in thousands, except per share amounts):

2006
Net income, as reported	$12,799
Less pro forma interest expense (a)	(5,074)

Pro forma net income	$7,725

Pro forma common shares outstanding – basic	20,000
Dilutive effect of stock options outstanding (b)	9

Pro forma common shares outstanding – diluted	20,009

Unaudited pro forma earnings per common share:
Basic:
Income from continuing operations	$0.39
Income from discontinued operations	—

Net income	$0.39

Diluted:
Income from continuing operations	$0.39
Income from discontinued operations	—

Net income	$0.39

(a)	Pro forma interest expense is calculated based upon assumed financing of $125 million to fund the dividend payable to Kindred at an interest rate of 6.6%, net of income taxes (using an income tax rate of 38.5%), as detailed below:

2006
Long-term debt	$125,000

Pro forma interest expense	$(8,250)
Income tax benefit	3,176

Net income impact	$(5,074)

(b)	Represents the dilutive impact of unvested restricted stock, and unvested and unexercised stock options currently held by KPS employees in Kindred common stock. The dilutive Kindred common stock impact was then converted into the equivalent NewCo shares using a 0.50 conversion ratio.

KINDRED PHARMACY SERVICES, INC.

(a wholly owned subsidiary of Kindred Healthcare, Inc.)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In thousands)

	Balance at beginning of period	Additions		Deductions or payments	Balance at end of period
		Charged to costs and expenses	Acquisitions
Allowance for loss on accounts receivable:
Year ended December 31, 2004	$7,577	$1,828	$—	$(503)	$8,902
Year ended December 31, 2005	8,902	(1,124)	9,892	(1,709)	15,961
Year ended December 31, 2006	15,961	7,315	509	(7,202)	16,583

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of

Kindred Pharmacy Services, Inc:

In our opinion, the accompanying balance sheets and related statements of operations and members’ equity, and cash flows present fairly, in all material respects, the financial position of PharmaSTAT, LLC at July 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the seven months ended July 31, 2006 and the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8 to the financial statements, Kindred Healthcare Pharmacy LLC, a wholly owned subsidiary of Kindred Healthcare, Inc., purchased PharmaSTAT, LLC on August 1, 2006.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky

March 23, 2007

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY

(In thousands)

	Seven months ended July 31, 2006	Year ended December 31, 2005
Revenues:
Affiliated	$2,079	$4,221
Non-affiliated	7,433	10,556

	9,512	14,777

Cost of goods sold	6,801	10,581

Gross profit	2,711	4,196
Selling, general and administrative expenses	1,575	2,631

Net income	1,136	1,565
Members’ equity at beginning of period	2,476	2,297
Members’ distribution	(950)	(1,386)

Members’ equity at end of period	$2,662	$2,476

See accompanying notes.

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

BALANCE SHEETS

(In thousands)

	July 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash	$1,340	$607
Accounts receivable less allowance for loss of $128 – 2006 and $511 – 2005	1,496	2,045
Inventories	956	913
Other	5	20

	3,797	3,585
Property and equipment, at cost:
Leasehold improvements	24	24
Equipment	526	507

	550	531
Accumulated depreciation	(375)	(315)

	175	216
Intangible assets less accumulated amortization of $29 – 2006 and $11 – 2005	138	139

	$4,110	$3,940

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$1,345	$1,362
Salaries, wages and other compensation	103	101
Other accrued liabilities	—	1

	1,448	1,464
Commitments and contingencies

Members’ equity	2,662	2,476

	$4,110	$3,940

See accompanying notes.

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

STATEMENTS OF CASH FLOWS

(In thousands)

	Seven months ended July 31, 2006	Year ended December 31, 2005
Cash flows from operating activities:
Net income	$1,136	$1,565
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78	108
Provision for doubtful accounts	—	132
Change in operating assets and liabilities:
Accounts receivable	549	(219)
Inventories and other assets	(28)	(319)
Accounts payable	(17)	823
Salaries, wages and other compensation	2	3
Other accrued liabilities	(1)	(78)

Net cash provided by operating activities	1,719	2,015

Cash flows from investing activities:
Purchase of property and equipment	(19)	(18)
Acquisitions	(17)	(150)

Net cash used in investing activities	(36)	(168)

Cash flows from financing activities:
Distributions to members	(950)	(1,386)
Loan payments	—	(279)

Net cash used in financing activities	(950)	(1,665)

Change in cash	733	182
Cash at beginning of period	607	425

Cash at end of period	$1,340	$607

See accompanying notes.

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

Reporting entity

PharmaSTAT, LLC (the “Company”) operates an institutional pharmacy business servicing long-term care facilities.

As discussed in Note 8, Kindred Healthcare Pharmacy LLC, a wholly owned subsidiary of Kindred Healthcare, Inc., purchased the Company on August 1, 2006.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based upon the estimates and judgments of management. Actual amounts may differ from these estimates.

The Company is a limited liability company. Accordingly, it is treated as a partnership for United States Federal and State income tax purposes. As a partnership, the earnings of the Company are passed through to its owners and taxed as individual income. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Revenues

On January 1, 2006, Medicare Part D became effective. Under this program, Medicare beneficiaries who are also entitled to benefits under a state Medicaid program (so-called “dual eligibles”) now have their outpatient prescription drug costs covered by Medicare Part D, subject to certain limitations. Most of the nursing center residents served by the Company whose drug costs were previously covered by state Medicaid programs are dual eligibles who qualify for the Medicare Part D drug benefit. Accordingly, since January 1, 2006, Medicaid is no longer a primary payor for the pharmacy services provided to these residents.

A summary of revenues by payor type follows (in thousands):

	Seven months ended July 31, 2006	Year ended December 31, 2005
Medicare	$4,661	$—
Medicaid	1,046	6,848
Private and other	3,805	7,929

	$9,512	$14,777

Co-payments for the Company’s services rendered under the Medicare Part D Program, the state Medicaid programs and certain third party payors are typically not collected at the time products are delivered or services are provided. Co-payments are generally billed to the responsible party as part of the Company’s normal billing procedures and are subject to the Company’s normal collections procedures.

Under certain circumstances, including state-mandated return policies under various Medicaid programs, the Company accepts returns of medications and issues a credit memorandum to the applicable payor. Product returns are processed in the period received and are not considered to be material to the Company’s results of operations.

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 – ACCOUNTING POLICIES (Continued)

Revenues (Continued)

The Company recognizes revenues at the time services are provided or products are delivered. A significant portion of the institutional pharmacy revenues are billed to prescription drug plans under Medicare Part D, state Medicaid programs and third party insurance companies. Contractual allowances are estimated based upon expected payments and are adjusted to actual amounts based upon cash receipts.

Cash

Cash includes United States currency on hand at financial institutions.

Accounts receivable

Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, institutional customers, managed care health plans, commercial insurance companies and individual patients. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected.

In evaluating the collectibility of accounts receivable, the Company considers a number of factors, including the age of the accounts, changes in collection patterns, the composition of customer accounts by payor type, the status of ongoing disputes with third party payors and general industry conditions. Accounts are written off when they are deemed uncollectible.

Inventories

Inventories consist primarily of pharmaceutical and medical supplies held for sale to customers and are stated at the lower of cost (first-in, first-out) or market. Physical inventories are performed two times per year and cost of goods sold is adjusted based upon the actual results of the physical inventory counts.

Property and equipment

Property and equipment are stated at cost. Depreciation expense, computed by the straight-line method, was approximately $60,000 for the seven months ended July 31, 2006 and approximately $97,000 for the year ended December 31, 2005. Leasehold improvements are depreciated over their estimated useful lives or the remaining lease term, whichever is shorter. Estimated useful lives of equipment vary from 5 to 15 years.

Intangible assets

Intangible assets are comprised of customer relationship assets originating from asset acquisitions. The finite-lived intangible assets are amortized over their estimated useful life of 5 years. Amortization expense approximated $18,000 for the seven months ended July 31, 2006 and approximated $11,000 for the year ended December 31, 2005.

Delivery expenses

The Company incurred expenses totaling approximately $1.0 million and $1.5 million for the seven months ended July 31, 2006 and the year ended December 31, 2005, respectively, to deliver the products sold to its customers. Delivery expenses are reported as selling, general and administrative expenses in the accompanying statements of operations and members’ equity.

Comprehensive income

The Company has no components of other comprehensive income therefore comprehensive income is equal to net income.

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 – PHARMACY ACQUISITIONS

The following is a summary of the Company’s acquisition activities. The operating results of these acquired businesses have been included in the accompanying financial statements of the Company since the respective acquisition dates. The purchase price of these acquired businesses resulted from negotiations with each of the sellers that were based upon both the historical and expected future cash flows of the respective businesses.

On June 30, 2005, the Company acquired the operations of Citizen's Nursing Home Services, Inc., an operator of an institutional pharmacy. The purchase price included acquired finite-lived intangible assets totaling $100,000 that will be amortized over 5 years.

On December 1, 2005, the Company acquired the operations of Wick's Pharmaceuticals, an institutional pharmacy providing services to assisted living facilities. The purchase price included acquired finite-lived intangible assets totaling $67,000 that will be amortized over 5 years. Additional adjustments to the purchase price of approximately $40,000 may occur through November 2007 as a result of contingent consideration in accordance with the acquisition agreement.

NOTE 3 – LIMITED LIABILITY COMPANY AGREEMENT

The Company is a limited liability company comprised of several members with varying percentage interests. All profits and losses of the Company shall be allocated to the members in proportion to their respective percentage interests.

The Company shall continue until January 1, 2046 or until dissolution due to the written consent of all members, withdrawal of a member (unless a majority of the remaining members vote to continue the Company), entry of a decree of dissolution under Sections 359 and 789 of the Kentucky Limited Liability Act, or when the Company is not the surviving entity in a merger or consolidation. Upon dissolution of the Company, profits and losses will be allocated (1) to the payment of debts and liabilities of the Company (other than any loans or advances to the members of the Company), and the expenses of the liquidation; (2) payment of debts and liabilities of the Company made by the members; (3) payment to each member equal to their contributions; and (4) the remaining balance of funds, shall be distributed to each member based on their respective percentage interests.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has a management agreement with MedaSTAT to manage and operate portions of the Company. MedaSTAT processes significant portions of transactions on the Company’s behalf, including telephone, utilities, postage, security and labor expenses. The Company reimburses MedaSTAT for these expenses. Labor expenses relate to management employees of MedaSTAT who allocate their time to the Company. At July 31, 2006 and December 31, 2005, the Company had accounts payable to MedaSTAT of approximately $22,000 and $80,000, respectively. The management fees, which include labor expenses, totaled $0.5 million for the seven months ended July 31, 2006 and $0.8 million for the year ended December 31, 2005.

The Company provides services to Home Quality Management (“HQM”), of which certain prinicipals of HQM have invested in the Company. The ownership percentage of the HQM principals of the Company totaled 35% as of July 31, 2006. The accompanying statements of operations and members’ equity includes revenue from HQM of $2.1 million for the seven months ended July 31, 2006 and $3.6 million for the year ended December 31, 2005. Accounts receivable related to these services approximated $0.5 million and $1.2 million at July 31, 2006 and December 31, 2005, respectively.

PHARMASTAT, LLC

A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4 – RELATED PARTY TRANSACTIONS (Continued)

The Company also provides services to Wellstone Regional Hospital (“Wellstone”), of which owners and employees of Wellstone have invested in the Company. The ownership percentage of the Wellstone owners and employees as of December 31, 2005 totaled 40%. All of the assets of Wellstone were sold on January 1, 2006. The accompanying statements of operations and members’ equity includes revenue from Wellstone of approximately $0.6 million for the year ended December 31, 2005. Accounts receivable related to these services approximated $0.3 million as of December 31, 2005.

NOTE 5 – LEASES

The Company leases real estate and equipment under cancelable and non-cancelable arrangements. The non-cancelable lease agreement to which the Company is a party expires in December 2009. Aggregate rent expense under these leases approximated $51,000 for the seven months ended July 31, 2006 and approximated $86,000 for the year ended December 31, 2005.

Future minimum payments under non-cancelable operating leases are as follows (in thousands):

August 1, 2006 to December 31, 2006	$33
2007	80
2008	80
2009	79

NOTE 6 – CONTINGENCIES

Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as certain third party reimbursements and deductions.

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company maintains for the benefit of the Company’s employees a defined contribution retirement plan covering employees who meet certain minimum eligibility requirements. Benefits are determined as a percentage of a participant’s contributions and generally are vested based upon length of service. Retirement plan expense for the Company was approximately $28,000 for the seven months ended July 31, 2006 and approximately $49,000 for the year ended December 31, 2005. Amounts equal to retirement plan expense are funded annually.

NOTE 8 – SUBSEQUENT EVENTS

On August 1, 2006, the Company was sold to Kindred Healthcare Pharmacy LLC, a wholly owned subsidiary of Kindred Healthcare, Inc.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

Financial Statements

As of September 30, 2006 and 2005 and the

Years Ended September 30, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors of AmerisourceBergen Corporation

We have audited the accompanying balance sheets of PharMerica LTC (a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation) as of September 30, 2006 and 2005, and the related statements of operations, parent’s investment, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the financial position of PharMerica LTC at September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, as of October 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment.”

/s/ Ernst & Young LLP

Certified Public Accountants

Tampa, Florida

January 10, 2007

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

BALANCE SHEETS

(in thousands)

September 30,	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$3,769	$7,374
Accounts receivable, less allowance for doubtful accounts: 2006 - $19,282; 2005 - $10,524	168,942	128,130
Inventories	54,181	56,314
Prepaid expenses and other	6,481	8,240
Deferred income tax benefits	21,399	18,741

Total current assets	254,772	218,799

Property and equipment, at cost less accumulated depreciation and amortization: 2006 - $60,657; 2005 - $51,264	41,433	38,534
Goodwill	8,265	—
Tradename	8,250	8,250
Deferred income tax benefits	1,287	923
Other	293	114

Total noncurrent assets	59,528	47,821

TOTAL ASSETS	$314,300	$266,620

LIABILITIES AND PARENT’S INVESTMENT
Current liabilities:
Accounts payable due to parent	$5,007	$3,628
Accounts payable - other	13,694	14,701
Accrued expenses	29,748	26,949
Current portion of capital lease obligations	854	1,140
Other current liabilities	8,106	9,451

Total current liabilities	57,409	55,869

Capital lease obligations, net of current portion	75	909
Parent’s investment	256,816	209,842

TOTAL LIABILITIES AND PARENT’S INVESTMENT	$314,300	$266,620

See notes to financial statements.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

STATEMENTS OF OPERATIONS

(in thousands)

Fiscal year ended September 30,	2006	2005	2004
Revenues	$1,199,969	$1,118,266	$1,103,725
Cost of goods sold	848,501	788,080	775,246

Gross profit	351,468	330,186	328,479
Selling, general and administrative expenses	323,156	306,302	294,651

Operating income	28,312	23,884	33,828
Interest expense, net	6	103	110

Income before income taxes	28,306	23,781	33,718
Income taxes	11,549	9,989	13,657

Net income	$16,757	$13,792	$20,061

See notes to financial statements.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

STATEMENTS OF PARENT’S INVESTMENT

(in thousands)

Parent’s Investment
Balance at September 30, 2003	$178,865
Net income	20,061
Net activity with parent	(33,180)

Balance at September 30, 2004	165,746
Net income	13,792
Net activity with parent	30,304

Balance at September 30, 2005	209,842
Net income	16,757
Net activity with parent	30,217

Balance at September 30, 2006	$256,816

See notes to financial statements.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

STATEMENTS OF CASH FLOWS

(in thousands)

Fiscal year ended September 30,	2006	2005	2004
OPERATING ACTIVITIES
Net income	$16,757	$13,792	$20,061
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,561	12,720	12,503
Loss on sale of property and equipment	111	759	508
Provision for bad debts	14,789	9,104	2,350
Deferred tax provision	8,589	17,049	18,026
Changes in operating assets and liabilities, excluding the effects of acquisition of business:
Accounts receivable	(55,601)	(33,447)	(1,357)
Inventories	2,133	11,560	(4,438)
Prepaid expenses and other assets	1,647	(1,496)	1,378
Accounts payable	372	(11,307)	2,168
Accrued expenses	2,618	(14,312)	(1,236)
Other liabilities	(1,345)	(1,151)	(114)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,631	3,271	49,849

INVESTING ACTIVITIES
Acquisition of business	(12,616)	—	—
Capital expenditures	(12,332)	(18,293)	(10,812)
Proceeds from sale of property and equipment	229	118	147

NET CASH USED IN INVESTING ACTIVITIES	(24,719)	(18,175)	(10,665)

FINANCING ACTIVITIES
Net borrowings from (repayments to) Parent	18,604	17,855	(45,393)
Capital leases, net	(1,121)	(1,064)	(1,078)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	17,483	16,791	(46,471)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,605)	1,887	(7,287)
Cash and cash equivalents at beginning of year	7,374	5,487	12,774

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,769	$7,374	$5,487

See notes to financial statements.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

NOTES TO FINANCIAL STATEMENTS

September 30, 2006

Note 1. Background and Basis of Presentation

Background

In October 2006, AmerisourceBergen Corporation (“AmerisourceBergen”) and Kindred Healthcare, Inc. (“Kindred”) signed a master transaction agreement to combine their respective institutional pharmacy businesses into a new, stand-alone, publicly traded company. The transaction is currently expected to be completed in the first calendar quarter of 2007.

The transaction would begin with the institutional pharmacy businesses of AmerisourceBergen and Kindred each borrowing up to $150 million and making a one-time cash distribution of that amount back to their respective parents. After the initial financings and distributions, each of the institutional pharmacy businesses would be separately spun off as stand-alone companies to the stockholders of their respective parents. Immediately after the spin-offs, each of these companies would merge with subsidiaries of a new Delaware corporation, formed in anticipation of this transaction, and survive as operating subsidiaries of the new company. Immediately after completion of the transaction, AmerisourceBergen’s stockholders and Kindred’s stockholders would each own 50% of the outstanding shares of common stock of the new company.

The master transaction agreement provides that at closing of the transaction, AmerisourceBergen will enter into a pharmaceutical distribution agreement with the new company, and Kindred will enter into an agreement to provide information and support services to the new company. The master transaction agreement also provides that at closing, AmerisourceBergen, Kindred and the new company will enter into agreements for the provision of certain transition services for a limited transition period following consummation of the transaction. Consummation of the transaction is subject to a number of conditions, including the effectiveness of a registration statement with respect to the shares of the new company’s common stock, and receipt of financing for the new company and for the one-time cash distributions to AmerisourceBergen and Kindred. There can be no assurance that all conditions to complete the transaction will be met.

Basis of Presentation

The accompanying carved-out financial statements only include certain accounts and results of operations that represent the institutional pharmacy business of PharMerica, Inc. (a wholly-owned subsidiary of AmerisourceBergen), herein referred to as PharMerica LTC, and excludes accounts and results of operations relating to the retail pharmacy business of PharMerica LTC and excludes accounts and results of operations relating to the workers compensation business of PharMerica, Inc. PharMerica LTC is a national provider of institutional pharmacy products and services to the elderly, chronically ill and disabled in long-term care and alternate site settings, including skilled nursing facilities, assisted living facilities, residential and independent living communities, specialty hospitals and the home. These carved-out financial statements have been prepared on a historical cost basis from the books and records maintained by PharMerica LTC, on the basis of established accounting policies (Note 2) and include accounting judgments made and estimation methodologies used by PharMerica LTC management. All material intercompany and intracompany accounts and transactions have been eliminated in consolidation.

AmerisourceBergen charges PharMerica LTC for the estimated cost of certain functions that it manages and can reasonably be directly attributed to the operations of PharMerica LTC. These costs include, among others, dedicated human resource, executive, legal, corporate finance, and supply chain management. The charges to PharMerica LTC are based on management’s estimate of such services specifically used by PharMerica LTC.

Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to PharMerica LTC.

The amount of parent’s investment included in the balance sheets represents a net balance resulting from various transactions between PharMerica LTC and AmerisourceBergen and also includes PharMerica LTC’s cumulative net income since its inception. There are no terms of settlement or interest charges associated with the account balance. The balance is primarily the result of PharMerica LTC’s participation in AmerisourceBergen’s central cash management program, wherein all PharMerica LTC cash receipts are remitted to AmerisourceBergen and all cash disbursements are funded by AmerisourceBergen. Other transactions include intercompany purchases, certain direct and allocated expenses of various AmerisourceBergen corporate functions, as well as PharMerica LTC’s share of the current portion of the parent’s consolidated federal and state income tax liability and various other administrative expenses incurred by the parent on PharMerica LTC’s behalf. As a result, obligations for these matters are not reflected on the accompanying balance sheets.

The financial information included herein may not be indicative of the financial position, operating results and cash flows of PharMerica LTC in the future, or what they would have been had PharMerica LTC operated on its own as a stand-alone legal entity without the support of AmerisourceBergen during the periods presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimated amounts.

Note 2. Summary of Significant Accounting Policies

Cash Equivalents

PharMerica LTC classifies highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

A significant majority of PharMerica LTC’s trade accounts receivable are concentrated with nursing homes, assisted living facilities, and other long-term care facilities. The financial condition of PharMerica LTC’s customers, especially those in the nursing home sector and assisted living facilities, can be affected by changes in government reimbursement policies as well as by other economic pressures in the healthcare industry.

PharMerica LTC provides its pharmaceutical dispensing, infusion therapy products and services and its pharmacy and nursing consulting services to nursing homes formerly owned by Beverly Enterprises, Inc. (“Beverly”) and to the residents of these facilities. In March 2006, Fillmore Strategic Investors, LLC acquired Beverly. Revenues attributable to these nursing facilities, inclusive of revenues from federal and state medical assistance programs and other third party payors, were approximately 15.2%, 15.5% and 15.7% of revenues for the fiscal years ended September 30, 2006, 2005 and 2004, respectively. Trade receivables due from Beverly as of September 30, 2006 and 2005 represented 14.3% and 13.5% of total trade receivables, respectively.

Trade receivables are primarily comprised of amounts owed to PharMerica LTC for its product sales and services activities and are presented net of an allowance for doubtful accounts. PharMerica LTC generally does not require collateral from its customers relating to the extension of credit in the form of accounts receivable balances. PharMerica LTC performs ongoing credit evaluations of its customers’ financial condition and maintains reserves for probable bad debt losses based on historical experience and for specific credit problems when they arise. In determining the appropriate allowance for doubtful accounts, PharMerica LTC considers a combination of factors, such as the aging of trade receivables, industry trends, its customers’ financial strength and credit standing, and payment and default history. Changes in these factors, among others, may lead to adjustments in PharMerica LTC’s allowance for doubtful accounts in the near term. The calculation of the required allowance requires judgment by management as to the impact of those and other factors on the ultimate realization of its trade receivables. PharMerica LTC writes off balances against the reserves when collectibility is deemed remote. PharMerica LTC performs, at least on a quarterly basis, formal documented reviews of the allowance for doubtful accounts. The bad debt expense for any period presented is equal to the changes in the period end allowance for doubtful accounts, net of write-offs and recoveries. PharMerica LTC’s bad debt expense was $14.8 million, $9.1 million, and $2.4 million for the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

A significant portion of PharMerica LTC’s revenue and related receivables are reimbursed either directly or indirectly from two primary payors, Medicaid and Medicare. Collectively, Medicaid and Medicare accounted for 37% and 24%, respectively, of accounts receivable reported on the balance sheets at September 30, 2006 and 2005.

The remainder of PharMerica LTC’s billings are paid or reimbursed by individual residents or their responsible parties (“private pay”), nursing facilities and other third-party payors, including private insurers. Revenues are reported at the estimated net amounts to be received from individuals, third-party payors, nursing facilities, and others. A portion of these revenues also was indirectly dependent on government programs. The table below represents PharMerica LTC’s approximated revenue payor mix for the last three fiscal years:

Fiscal year ended September 30,	2006	2005	2004
State Medicaid programs	22%	54%	54%
Private pay, third-party and facilities (a)	24	27	27
Federal Medicare programs	54	19	19

Totals	100%	100%	100%

(a)	Includes payments from skilled nursing facilities on behalf of their federal Medicare program-eligible residents (Medicare Part A) and for other services and supplies, as well as payment from third-party insurers and private pay.

Fair Value of Financial Instruments

The recorded amounts of PharMerica LTC’s financial instruments classified as current assets and current liabilities at September 30, 2006 and 2005 approximate their fair value.

Goodwill and Intangible Assets

PharMerica LTC accounts for purchased goodwill and intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Intangible assets with finite lives are amortized over their useful lives.

In order to test goodwill and intangible assets with indefinite lives under SFAS No. 142, a determination of the fair value of PharMerica LTC and its intangible assets is required. PharMerica LTC is required to complete an impairment test for goodwill and intangible assets and record any resulting impairment losses at least on an annual basis or more often if warranted by events or changes in circumstances indicating that the carrying value may exceed fair value. This impairment test requires the projection and discounting of cash flows and estimating the fair values of intangible assets. Estimating future cash flows and determining their present values are based upon, among other things, certain assumptions about expected future operating performance and appropriate discount rates determined by management. PharMerica LTC estimates of cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to the business model, or changes in operating performance. PharMerica LTC completed its required annual impairment test and determined that there was no impairment.

The goodwill balance of $8.3 million at September 30, 2006, was recorded during fiscal 2006 as a result of an acquisition (see Note 4). PharMerica LTC had no recorded goodwill at September 30, 2005. Intangible assets at September 30, 2006 and 2005 of $8.3 million consist of the PharMerica LTC tradename which is an indefinite lived intangible asset.

Income Taxes

PharMerica LTC accounts for income taxes using the asset and liability method in accordance with provisions of SFAS No. 109 “Accounting for Income Taxes.” The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of PharMerica LTC’s assets and liabilities.

PharMerica LTC is included in AmerisourceBergen’s consolidated federal income tax return and certain state consolidated and combined income tax returns filed by AmerisourceBergen. PharMerica LTC also files stand-alone state income tax returns in most states in which it operates. Pursuant to the terms of an arrangement between PharMerica LTC and AmerisourceBergen, current and deferred income tax expenses and benefits are allocated to the members of the tax sharing group as if they were filing separately for federal income tax purposes and at AmerisourceBergen’s consolidated state tax rate for state income tax purposes. PharMerica LTC’s share of income taxes is paid by AmerisourceBergen and, as a result, any obligation related to current income taxes is not reflected in the accompanying balance sheets. Additionally, federal and certain state net operating loss benefits generated by PharMerica LTC are utilized by other members of the consolidated group and are not reimbursed by AmerisourceBergen.

Inventories

Inventories are stated at the lower of cost or market and are valued using the first-in, first-out (“FIFO”) method of inventory valuation. Inventories consist principally of purchased pharmaceuticals from AmerisourceBergen.

Leases

Rental payments under operating leases are expensed as incurred. Leases that substantially transfer all of the benefits and risks of ownership of property to PharMerica LTC, or otherwise meet the criteria for capitalization, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Equipment and leasehold improvements recorded under capital leases are depreciated on the same basis as other equipment and leasehold improvements.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever facts and circumstances indicate that the carrying value of an asset may not be recoverable. For assets to be held and used, when the estimated undiscounted net future cash flows is less than the carrying value, the asset is considered to be impaired. If an impairment exists, an adjustment is made to write the asset down to its estimated fair value from its carrying value.

Loss Contingencies

PharMerica LTC accrues for loss contingencies related to litigation in accordance SFAS No. 5, “Accounting for Contingencies.” An estimated loss contingency is accrued in PharMerica LTC’s financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Assessing contingencies is highly subjective and requires judgments about future events. PharMerica LTC regularly reviews loss contingencies to determine the adequacy of the accruals and related disclosures. The amount of the actual loss may differ significantly from these estimates.

Property and Equipment

Property and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets, or with respect to leasehold improvements, over the term of the lease, if shorter, as follows:

Pharmacy equipment	5 - 7 years
Furniture, fixtures and equipment	10 years
Software and computer equipment	3 - 5 years
Leasehold improvements	Lesser of lease term or useful life of asset

The costs of repairs and maintenance are charged to expense as incurred.

Equipment under capital lease obligations is amortized on the straight-line method over the shorter period of the lease term or the estimated useful life of the equipment.

Revenue Recognition

PharMerica LTC recognizes revenue when persuasive evidence of an arrangement exists, product has been delivered or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Revenue as reflected in the accompanying statements of operations is net of sales returns and allowances.

A significant portion of PharMerica LTC’s revenues are reimbursed by Medicare, state Medicaid and insurance programs. For the fiscal years ended September 30, 2006, 2005 and 2004, approximately 76%, 73% and 73%, respectively, of PharMerica LTC’s billings were directly reimbursed by government-sponsored programs. Since the billing functions of PharMerica LTC are computerized, enabling on-line adjudication (i.e., submitting charges to Medicare and Medicaid or other third-party payors electronically, with simultaneous feedback of the amount to be paid) at the time of sale to record net revenues, exposure to estimating allowance adjustments is limited primarily to initially rejected or denied Medicare, Medicaid and third-party claims (oftentimes approved once additional information is provided to the payor). PharMerica LTC evaluates several criteria in developing the estimated allowances for initially rejected or denied claims on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Allowance estimates included in accounts receivable are adjusted to actual amounts as cash is received and claims are settled and the aggregate impact of these resulting adjustments were not significant to PharMerica LTC’s operations for any of the periods presented. Allowance estimates totaled $3.9 million and $3.2 million at September 30, 2006 and 2005, respectively.

Patient co-payments are associated with certain state Medicaid programs, Medicare Part B and certain third-party payors and are typically not collected at the time products are delivered or services are rendered, but are billed to the individual as part of PharMerica LTC’s normal billing procedures. These co-payments are subject to PharMerica LTC’s normal accounts receivable collections procedures.

Under certain circumstances, PharMerica LTC accepts returns of medications and issues a credit memo to the applicable payor. PharMerica LTC estimates and accrues for sales returns based on historical return experience, giving consideration to PharMerica LTC’s return policies. Allowances for sales returns included in accounts receivable totaled $3.3 million and $2.5 million at September 30, 2006 and 2005, respectively.

Share-Based Compensation

Certain of PharMerica LTC’s employees participate in equity compensation plans sponsored by AmerisourceBergen. These equity compensation plans authorize grants of stock options and restricted stock with respect to AmerisourceBergen’s common stock. As of September 30, 2006, employees of PharMerica LTC held options to purchase 865,319 shares of AmerisourceBergen common stock at exercise prices ranging from $11.53 to $51.60 per share. In addition, employees of PharMerica LTC held 22,687 shares of AmerisourceBergen restricted stock. AmerisourceBergen options generally vest over a four year period. AmerisourceBergen restricted stock generally vests in full after three years. AmerisourceBergen allocates a portion of its share-based compensation costs to PharMerica LTC based on the fair value of the grants awarded in accordance with SFAS No. 123R, “Share–Based Payment.” PharMerica LTC recorded $1.1 million in fiscal 2006 related to share-based compensation.

Prior to fiscal 2006, AmerisourceBergen accounted for its equity compensation plans using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB No. 25, because the exercise price of the stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized or allocated to PharMerica LTC. Had AmerisourceBergen applied the fair value recognition provisions of SFAS No. 123 to its share-based compensation plans in fiscal 2005 and 2004, PharMerica LTC’s allocation of pro-forma share-based compensation expense would have been $0.4 million and $2.9 million in fiscal 2005 and fiscal 2004, respectively. The decline in pro-forma share-based compensation expense from fiscal 2004 to fiscal 2005 was due to AmerisourceBergen, effective September 1, 2004, vesting all employee options then outstanding with an exercise price in excess of $27.05 (the closing stock price of AmerisourceBergen on August 31, 2004).

Shipping and Handling Costs

Shipping and handling costs include all costs to warehouse, pick, pack and deliver inventory to customers. These costs, which were $35.2 million, $33.4 million and $32.1 million for the fiscal years ended September 30, 2006, 2005 and 2004, respectively, are included in selling, general and administrative expenses.

Supplier Rebates

PharMerica LTC receives access/performance rebates from pharmaceutical manufacturers. In addition, PharMerica LTC receives rebates on purchases from AmerisourceBergen. PharMerica LTC generally accounts for these rebates and other incentives received from its suppliers, relating to the purchase or distribution of inventory, as a reduction to cost of goods sold, in accordance with Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer for Certain Consideration Received from a Vendor.” PharMerica LTC considers these fees to represent product discounts, and as a result, the fees are capitalized as a reduction of product cost and relieved through cost of goods sold upon the sale of the related inventory.

Recently Issued Financial Accounting Standard

In June 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. PharMerica LTC is currently evaluating the impact of adopting this interpretation.

Note 3. Relationship with AmerisourceBergen

PharMerica LTC utilizes AmerisourceBergen as its primary supplier for its pharmaceutical purchases. Purchases of inventory from AmerisourceBergen during the years ended September 30, 2006, 2005 and 2004 were approximately 98%, 97% and 97% of total inventory purchases, respectively.

PharMerica LTC’s financial statements include expense allocations for certain corporate functions historically provided by AmerisourceBergen, such as dedicated human resource, executive, legal, corporate finance and supply chain management. These allocations were made using revenues, employee headcount, and a number of other relevant activity metrics. PharMerica LTC and AmerisourceBergen consider these allocations to be reasonable reflections of the utilization of services provided. These costs are primarily included in selling, general and administrative expenses in the accompanying statements of operations. The costs allocated by AmerisourceBergen to PharMerica LTC for services performed by AmerisourceBergen on behalf of PharMerica LTC totaled $3.7 million, $4.8 million and $4.6 million for the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

The parent’s investment included in the balance sheets as of September 30, 2006 and 2005 of $256.8 million and $209.8 million, respectively, represents a net balance as the result of various transactions between PharMerica LTC and AmerisourceBergen and also includes PharMerica LTC’s cumulative net income since its inception. There are no terms of settlement or interest charges associated with the account balance. The balance is primarily the result of PharMerica LTC’s participation in AmerisourceBergen’s central cash management program, wherein all PharMerica LTC cash receipts are remitted to AmerisourceBergen and all cash disbursements are funded by AmerisourceBergen.

Note 4. Acquisition

In May 2006, PharMerica LTC acquired certain assets of a technology solution company for $12.6 million. The purchase price exceeded the fair value of the net tangible and identifiable intangible assets acquired by $8.3 million, which was allocated to goodwill and is tax deductible. The primary asset acquired was $4.4 million of software that provides facilities with safe and efficient electronic medication management, and is being amortized over its useful life of 5 years.

Note 5. Property and Equipment

Property and equipment at September 30, 2006 and 2005 consists of the following (in thousands):

	2006	2005
Pharmacy equipment	$33,565	$31,585
Furniture, fixtures and equipment	12,815	10,470
Software and computer equipment	39,979	33,313
Leasehold improvements	15,731	14,430

Property and equipment at cost	102,090	89,798
Accumulated depreciation and amortization	(60,657)	(51,264)

Property and equipment, net	$41,433	$38,534

Depreciation and amortization of property and equipment amounted to $13.6 million, $12.7 million and $12.5 million for the years ended September 30, 2006, 2005 and 2004, respectively. Total equipment at cost under capital leases was approximately $5.5 million and $5.6 million with accumulated depreciation of $4.6 million and $3.6 million at September 30, 2006 and 2005, respectively. Unamortized computer software costs were $9.4 million and $3.7 million at September 30, 2006 and 2005, respectively. Amortization of computer software costs was $3.1 million, $2.4 million and $1.8 million in 2006, 2005 and 2004, respectively.

Note 6. Income Taxes

The income tax provision (benefit) is as follows (in thousands):

	Fiscal year ended September 30,
	2006	2005	2004
Current provision:
Federal	$2,506	$(7,163)	$(4,544)
State and local	454	103	175

	2,960	(7,060)	(4,369)
Deferred provision:
Federal	7,022	14,482	15,141
State and local	1,567	2,567	2,885

	8,589	17,049	18,026

Provision for income taxes	$11,549	$9,989	$13,657

PharMerica LTC derives a significant current federal and state income tax benefit from the impact of deductions derived from amortization of goodwill for tax purposes. This tax-deductible goodwill was acquired by PharMerica LTC from prior business combinations. Since goodwill arising from the prior business combinations resides on the books of AmerisourceBergen, the related deferred tax liability resulting from the amortization of the tax basis goodwill is also recorded in the financial statements of AmerisourceBergen. The current income tax benefit reflected in PharMerica LTC’s financial statements reflects the benefit derived from the tax deduction related to amortization of the tax basis goodwill. This benefit is offset by deferred tax expense relating to increases in the deferred tax liability on AmerisourceBergen’s books, which are passed to it through the parent investment account.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	Fiscal year ended September 30,
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax rate, net of federal tax benefit	5.6	6.3	5.5
Other	0.2	0.7	—

Effective income tax rate	40.8%	42.0%	40.5%

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts. Significant components of PharMerica LTC’s deferred tax assets (liabilities) are as follows (in thousands):

	September 30,
	2006	2005
Net operating loss and tax credit carryforwards	$5,329	$6,111
Allowance for doubtful accounts	7,088	4,162
Accrued expenses	3,827	3,709
Inventory	3,483	2,730
Other	7,863	8,141

Gross deferred tax assets	27,590	24,853
Valuation allowance for deferred tax assets	(1,171)	(1,107)

Deferred tax assets, after allowance	26,419	23,746

Property and equipment	(516)	(819)
Tradename	(3,217)	(3,263)

Gross deferred tax liabilities	(3,733)	(4,082)

Net deferred tax asset	$22,686	$19,664

As of September 30, 2006, PharMerica LTC had $5.3 million of potential tax benefits from state net operating loss carryforwards expiring in 1 to 20 years. As of September 30, 2005, PharMerica LTC had $6.1 million of potential tax benefits from state net operating loss carryforwards expiring in 1 to 20 years.

In fiscal year 2006 and 2005, PharMerica LTC increased the valuation allowance on deferred tax assets by $0.1 million and $0.2 million, respectively, due to an increase in certain state net operating losses.

As noted previously, PharMerica LTC derives a tax deduction from the amortization of tax basis goodwill. The tax basis of this goodwill at September 30, 2006 is approximately $145 million and is amortizable over a remaining tax life of 7 years. The tax basis of this goodwill was approximately $177 million at September 30, 2005 and was amortizable over a remaining life of 8 years.

Income tax payments made by AmerisourceBergen on behalf of PharMerica LTC, net of refunds, were $252 thousand, $12 thousand and $429 thousand in the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

Note 7. Benefit Plans

Defined Contribution Plans

PharMerica LTC participates in the PharMerica, Inc. 401(k) Profit Sharing Plan, which is a defined contribution 401(k) plan, that is generally available to its employees with 90 days of service and excludes those employees covered under a collective bargaining agreement. Eligible participants may contribute 1% to 50% of their pretax compensation. PharMerica, Inc. contributes $1.00 for each $1.00 invested by the participant up to the first 3% of the participant’s salary and $0.50 for each additional $1.00 invested by the participant of an additional 2% of salary. The employee and employer contributions, collectively, may not exceed limits established by the Internal Revenue Code. All contributions are invested at the direction of the employee in one or more investment funds. All contributions vest immediately. Costs of the defined contribution plan charged to expense for the fiscal years ended September 30, 2006, 2005 and 2004 were $3.4 million, $3.2 million and $2.6 million, respectively.

PharMerica LTC participates in the PharMerica, Inc. Deferred Compensation Plan which is available to certain management employees whose compensation cannot be deferred and contributed under the PharMerica, Inc. 401(k) Profit Sharing Plan due to IRS Code limitations. PharMerica LTC has not made any matching contributions to this plan.

Defined Benefit Plan

Certain PharMerica LTC employees participate in a previously frozen defined benefit plan sponsored by AmerisourceBergen. No portion of AmerisourceBergen’s employee benefit costs relating to PharMerica LTC’s participation in the plan has been allocated to PharMerica LTC due to the limited participation of its employees. In addition, the obligation for future costs related to this plan is not reflected in the accompanying balance sheets.

Note 8. Leases and Other Commitments

PharMerica LTC leases office and warehouse space, automobiles and equipment. In the normal course of business, operating leases are generally renewed or replaced by other leases. Certain operating leases include escalation clauses and incentives. Rental expense under these leases aggregated $17.1 million, $15.1 million and $16.4 million for the years ended September 30, 2006, 2005 and 2004, respectively. Future minimum lease payments under PharMerica LTC’s noncancelable leases are as follows (in thousands):

Year Ending September 30,	Capital Leases	Operating Leases
2007	$893	$10,789
2008	59	8,535
2009	16	5,250
2010	1	2,439
2011	—	649
Thereafter	—	237

Total minimum lease payments	969	$27,899

Less: amount representing interest	40

Present value of minimum lease payments	929
Less: current portion	854

Long-term portion	$75

Note 9. Legal Matters and Contingencies

In the ordinary course of its business, PharMerica LTC becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust, environmental, product liability, regulatory and other matters. Significant damages or penalties may be sought from PharMerica LTC in some matters, and some matters may require years for PharMerica LTC to resolve. PharMerica LTC establishes reserves based on its periodic assessment of estimates of probable losses. There can be no assurance that an adverse resolution of one or more matters during any subsequent reporting period will not have a material adverse effect on PharMerica LTC’s results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves established for pending matters, PharMerica LTC does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the PharMerica LTC’s financial condition.

In June 2004, the Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services (“HHS”) commenced an administrative action against PharMerica, Inc. alleging that it violated the anti-kickback provisions of the Social Security Act. In March 2005, PharMerica, Inc. entered into a settlement agreement with the OIG and, as a result, paid $6.0 million to HHS and entered into a five-year corporate integrity agreement (“CIA”) with the OIG. The CIA requires PharMerica, Inc. to satisfy a number of compliance and related reporting obligations, including adherence to certain procedural and recordkeeping requirements in connection with any purchase or sale of a pharmacy or other business unit that furnishes pharmaceuticals and related services that are reimbursable under Medicare, Medicaid, or other federal healthcare programs. The OIG action and the CIA relates to the operations of PharMerica LTC.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc.,

a wholly-owned subsidiary of AmerisourceBergen Corporation)

Unaudited Financial Statements

As of December 31, 2006 and September 30, 2006 and for the

Three Months Ended December 31, 2006 and 2005

Contents
Unaudited Financial Statements:
Balance Sheets	F-50
Statements of Operations	F-51
Statements of Cash Flows	F-52
Notes to Unaudited Financial Statements	F-53

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

BALANCE SHEETS

(in thousands)

	December 31, 2006 (unaudited)	September 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$6,368	$3,769
Accounts receivable, less allowance for doubtful accounts: December 31, 2006 - $21,526; September 30, 2006 - $19,282	174,131	168,942
Inventories	54,438	54,181
Prepaid expenses and other	9,123	6,481
Deferred income tax benefits	22,412	21,399

Total current assets	266,472	254,772

Property and equipment, at cost less accumulated depreciation and amortization: December 31, 2006 - $63,968; September 30, 2006 - $60,657	39,839	41,433
Goodwill	9,265	8,265
Tradename	8,250	8,250
Deferred income tax benefits	773	1,287
Other	234	293

Total noncurrent assets	58,361	59,528

TOTAL ASSETS	$324,833	$314,300

LIABILITIES AND PARENT’S INVESTMENT
Current liabilities:
Accounts payable due to Parent	$2,392	$5,007
Accounts payable - other	13,033	13,694
Accrued expenses	23,101	29,748
Current portion of capital lease obligations	575	854
Other current liabilities	8,309	8,106

Total current liabilities	47,410	57,409

Capital lease obligations, net of current portion	60	75
Parent’s investment	277,363	256,816

TOTAL LIABILITIES AND PARENT’S INVESTMENT	$324,833	$314,300

See notes to financial statements.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

UNAUDITED STATEMENTS OF OPERATIONS

(in thousands)

Three months ended December 31,	2006	2005
Revenues	$314,339	$293,174
Cost of goods sold	221,011	207,228

Gross profit	93,328	85,946
Selling, general and administrative expenses	85,058	80,267

Operating income	8,270	5,679
Interest (income) expense, net	(1)	17

Income before income taxes	8,271	5,662
Income taxes	3,337	2,310

Net income	$4,934	$3,352

See notes to financial statements.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

UNAUDITED STATEMENTS OF CASH FLOWS

(in thousands)

Three months ended December 31,	2006	2005
OPERATING ACTIVITIES
Net income	$4,934	$3,352
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,715	3,077
Loss on sale of property and equipment	72	55
Provision for bad debts	4,871	4,481
Deferred tax provision	2,466	2,147
Changes in operating assets and liabilities, excluding the effects of acquisition of business:
Accounts receivable	(10,059)	(10,022)
Inventories	(257)	(311)
Prepaid expenses and other assets	(2,590)	669
Accounts payable	(3,276)	2,619
Accrued expenses	(6,647)	(2,868)
Other liabilities	203	70

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(6,568)	3,269

INVESTING ACTIVITIES
Acquisition of business	(1,000)	—
Capital expenditures	(2,200)	(3,798)
Proceeds from sale of property and equipment	12	120

NET CASH USED IN INVESTING ACTIVITIES	(3,188)	(3,678)

FINANCING ACTIVITIES
Net borrowings from Parent	12,649	2,119
Capital leases, net	(294)	(280)

NET CASH PROVIDED BY FINANCING ACTIVITIES	12,355	1,839

INCREASE IN CASH AND CASH EQUIVALENTS	2,599	1,430
Cash and cash equivalents at beginning of period	3,769	7,374

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,368	$8,804

See notes to financial statements.

PHARMERICA LTC

(a Carved-out Business of PharMerica, Inc., a wholly-owned subsidiary of AmerisourceBergen Corporation)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

December 31, 2006

Note 1. Background

PharMerica LTC is a national provider of institutional pharmacy products and services to the elderly, chronically ill and disabled in long-term care and alternate site settings, including skilled nursing facilities, assisted living facilities, residential and independent living communities, specialty hospitals and the home.

In October 2006, AmerisourceBergen Corporation (“AmerisourceBergen”) and Kindred Healthcare, Inc. (“Kindred”) signed a master transaction agreement to combine their respective institutional pharmacy businesses into a new, stand-alone, publicly traded company. The transaction is currently expected to be completed in the second calendar quarter of 2007.

The transaction would begin with the institutional pharmacy businesses of AmerisourceBergen and Kindred each borrowing up to $150 million and making a one-time cash distribution of that amount back to their respective parents. After the initial financings and distributions, each of the institutional pharmacy businesses would be separately spun off as stand-alone companies to the stockholders of their respective parents. Immediately after the spin-offs, each of these companies would merge with subsidiaries of a new Delaware corporation, formed in anticipation of this transaction, and survive as operating subsidiaries of the new company. Immediately after completion of the transaction, AmerisourceBergen’s stockholders and Kindred’s stockholders would each own 50% of the outstanding shares of common stock of the new company.

The master transaction agreement provides that at closing of the transaction, AmerisourceBergen will enter into a pharmaceutical distribution agreement with the new company, and Kindred will enter into an agreement to provide information and support services to the new company. The master transaction agreement also provides that at closing, AmerisourceBergen, Kindred and the new company will enter into agreements for the provision of certain transition services for a limited transition period following consummation of the transaction. Consummation of the transaction is subject to a number of conditions, including the effectiveness of a registration statement with respect to the shares of the new company’s common stock, and receipt of financing for the new company and for the one-time cash distributions to AmerisourceBergen and Kindred. There can be no assurance that all conditions to complete the transaction will be met.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying carved-out financial statements only include certain accounts and results of operations that represent the institutional pharmacy business of PharMerica, Inc. (a wholly-owned subsidiary of AmerisourceBergen), herein referred to as PharMerica LTC, and excludes accounts and results of operations relating to the retail pharmacy business of PharMerica LTC and excludes accounts and results of operations relating to the workers compensation business of PharMerica, Inc. These carved-out financial statements have been prepared on a historical cost basis from the books and records maintained by PharMerica LTC and include accounting judgments made and estimation methodologies used by PharMerica LTC management. All material intercompany and intracompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary to present fairly the financial position as of December 31, 2006 and the results of operations and cash flows for the interim periods ended December 31, 2006 and 2005 have been included. Certain information and footnote disclosures normally included in financial statements presented in accordance with U.S. generally accepted accounting principles, but which are not required for interim reporting purposes, have been omitted. The accompanying unaudited financial statements should be read in conjunction with PharMerica LTC’s financial statements and notes thereto for the fiscal year ended September 30, 2006.

AmerisourceBergen charges PharMerica LTC for the estimated cost of certain functions that it manages and can reasonably be directly attributed to the operations of PharMerica LTC. These costs include, among others, dedicated human resource, executive, legal, corporate finance, and supply chain management. The charges to PharMerica LTC are based on management’s estimate of such services specifically used by PharMerica LTC. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to PharMerica LTC.

The amount of parent’s investment included in the balance sheets represents a net balance resulting from various transactions between PharMerica LTC and AmerisourceBergen and also includes PharMerica LTC’s cumulative net income since its inception. There are no terms of settlement or interest charges associated with the account balance. The balance is primarily the result of PharMerica LTC’s participation in AmerisourceBergen’s central cash management program, wherein all PharMerica LTC cash receipts are remitted to AmerisourceBergen and all cash disbursements are funded by AmerisourceBergen. Other transactions include intercompany purchases, certain direct and allocated expenses of various AmerisourceBergen corporate functions, as well as PharMerica LTC’s share of the current portion of the parent’s consolidated federal and state income tax liability and various other administrative expenses incurred by the parent on PharMerica LTC’s behalf. As a result, obligations for these matters are not reflected on the accompanying balance sheets.

The financial information included herein may not be indicative of the financial position, operating results and cash flows of PharMerica LTC in the future, or what they would have been had PharMerica LTC operated on its own as a stand-alone legal entity without the support of AmerisourceBergen during the periods presented.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimated amounts.

Allowance for Doubtful Accounts

Trade receivables are primarily comprised of amounts owed to PharMerica LTC for its product sales and services activities and are presented net of an allowance for doubtful accounts. PharMerica LTC generally does not require collateral from its customers relating to the extension of credit in the form of accounts receivable balances. PharMerica LTC performs ongoing credit evaluations of its customers’ financial condition and maintains reserves for probable bad debt losses based on historical experience and for specific credit problems when they arise. In determining the appropriate allowance for doubtful accounts, PharMerica LTC considers a combination of factors, such as the aging of trade receivables, industry trends, its customers’ financial strength and credit standing, and payment and default history. Changes in these factors, among others, may lead to adjustments in PharMerica LTC’s allowance for doubtful accounts in the near term. The calculation of the required allowance requires judgment by management as to the impact of those and other factors on the ultimate realization of its trade receivables. PharMerica LTC writes off balances against the reserves when collectibility is deemed remote. PharMerica LTC performs, at least on a quarterly basis, formal documented reviews of the allowance for doubtful accounts. The bad debt expense for any period presented is equal to the changes in the period end allowance for doubtful accounts, net of write-offs and recoveries. PharMerica LTC’s bad debt expense was $4.9 million and $4.5 million for the three months ended December 31, 2006 and 2005, respectively.

Goodwill and Intangible Assets

PharMerica LTC accounts for purchased goodwill and intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Intangible assets with finite lives are amortized over their useful lives.

In order to test goodwill and intangible assets with indefinite lives under SFAS No. 142, a determination of the fair value of PharMerica LTC and its intangible assets is required. PharMerica LTC is required to complete an impairment test for goodwill and intangible assets and record any resulting impairment losses at least on an annual basis or more often if warranted by events or changes in circumstances indicating that the carrying value may exceed fair value. This impairment test requires the projection and discounting of cash flows and estimating the fair values of intangible assets. Estimating future cash flows and determining their present values are based upon, among other things, certain assumptions about expected future operating performance and appropriate discount rates determined by management. PharMerica LTC estimates of cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to the business model, or changes in operating performance.

Income Taxes

PharMerica LTC accounts for income taxes using the asset and liability method in accordance with provisions of SFAS No. 109 “Accounting for Income Taxes.” The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of PharMerica LTC’s assets and liabilities. PharMerica LTC derives a significant current federal and state income tax benefit from the impact of deductions derived from amortization of goodwill for tax purposes. This tax-deductible goodwill was acquired by PharMerica LTC from prior business combinations. Since goodwill arising from the prior business combinations resides on the books of AmerisourceBergen, the related deferred tax liability resulting from the amortization of the tax basis goodwill is also recorded in the financial statements of AmerisourceBergen. The deferred tax liability balance on the books of AmerisourceBergen is adjusted through the Parent’s investment account as PharMerica LTC recognizes an income tax benefit in connection with the amortization of goodwill for tax purposes.

PharMerica LTC is included in AmerisourceBergen’s consolidated federal income tax return and certain state consolidated and combined income tax returns filed by AmerisourceBergen. PharMerica LTC also files stand-alone state income tax returns in most states in which it operates. Pursuant to the terms of an arrangement between PharMerica LTC and AmerisourceBergen, current and deferred income tax expenses and benefits are allocated to the members of the tax sharing group as if they were filing separately for federal income tax purposes and at AmerisourceBergen’s consolidated state tax rate for state income tax purposes. PharMerica LTC’s share of income taxes is paid by AmerisourceBergen and, as a result, any obligation related to current income taxes is not reflected in the accompanying balance sheets. Additionally, federal and certain state net operating loss benefits generated by PharMerica LTC are utilized by other members of the consolidated group and are not reimbursed by AmerisourceBergen.

Inventories

Inventories are stated at the lower of cost or market and are valued using the first-in, first-out (“FIFO”) method of inventory valuation. Inventories consist principally of purchased pharmaceuticals from AmerisourceBergen.

Revenue Recognition

PharMerica LTC recognizes revenue when persuasive evidence of an arrangement exists, product has been delivered or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Revenue as reflected in the accompanying statements of operations is net of sales returns and allowances.

A significant portion of PharMerica LTC’s revenues are reimbursed by Medicare, state Medicaid and insurance programs. The remainder of PharMerica LTC’s billings are paid or reimbursed by individual residents or their responsible parties (“private pay”), nursing facilities and other third-party payors, including private insurers. Revenues are reported at the estimated net amounts to be received from individuals, third-party payors, nursing facilities, and others. A portion of these revenues also was indirectly dependent on government programs. The table below represents PharMerica LTC’s approximated revenue payor mix:

Three months ended December 31,	2006	2005
State Medicaid programs	11%	53%
Private pay, third-party and facilities (a)	22	32
Federal Medicare programs	67	15

Totals	100%	100%

(a)	Includes payments from skilled nursing facilities on behalf of their federal Medicare program-eligible residents (Medicare Part A) and for other services and supplies, as well as payment from third-party insurers and private pay.

Since the billing functions of PharMerica LTC are computerized, enabling on-line adjudication (i.e., submitting charges to Medicare and Medicaid or other third-party payors electronically, with simultaneous feedback of the amount to be paid) at the time of sale to record net revenues, exposure to estimating allowance adjustments is limited primarily to initially rejected or denied Medicare, Medicaid and third-party claims (oftentimes approved once additional information is provided to the payor). PharMerica LTC evaluates several criteria in developing the estimated allowances for initially rejected or denied claims on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Allowance estimates included in accounts receivable are adjusted to actual amounts as cash is received and claims are settled and the aggregate impact of these resulting adjustments were not significant to PharMerica LTC’s operations for any of the periods presented. Allowance estimates totaled $4.1 million and $3.9 million at December 31, 2006 and September 30, 2006, respectively.

Patient co-payments are associated with certain state Medicaid programs, Medicare Part B and certain third-party payors and are typically not collected at the time products are delivered or services are rendered, but are billed to the individual as part of PharMerica LTC’s normal billing procedures. These co-payments are subject to PharMerica LTC’s normal accounts receivable collections procedures.

Under certain circumstances, PharMerica LTC accepts returns of medications and issues a credit memo to the applicable payor. PharMerica LTC estimates and accrues for sales returns based on historical return experience, giving consideration to PharMerica LTC’s return policies. Allowances for sales returns included in accounts receivable totaled $3.4 million and $3.3 million at December 31, 2006 and September 30, 2006, respectively.

Supplier Rebates

PharMerica LTC receives access/performance rebates from pharmaceutical manufacturers. In addition, PharMerica LTC receives rebates on purchases from AmerisourceBergen. PharMerica LTC generally accounts for these rebates and other incentives received from its suppliers, relating to the purchase or distribution of inventory, as a reduction to cost of goods sold, in accordance with Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer for Certain Consideration Received from a Vendor.” PharMerica LTC considers these fees to represent product discounts, and as a result, the fees are capitalized as a reduction of product cost and relieved through cost of goods sold upon the sale of the related inventory.

Recently Issued Financial Accounting Standard

In June 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. PharMerica LTC is currently evaluating the impact of adopting this interpretation.

Note 3. Relationship with AmerisourceBergen

PharMerica LTC utilizes AmerisourceBergen as its primary supplier for its pharmaceutical purchases. Purchases of inventory from AmerisourceBergen during the three months ended December 31, 2006 and 2005 were approximately 97% of total inventory purchases.

PharMerica LTC’s financial statements include expense allocations for certain corporate functions historically provided by AmerisourceBergen, such as dedicated human resource, executive, legal, corporate finance and supply chain management. These allocations were made using revenues, employee headcount, and a number of other relevant activity metrics. PharMerica LTC and AmerisourceBergen consider these allocations to be reasonable reflections of the utilization of services provided. These costs are primarily included in selling, general and administrative expenses in the accompanying statements of operations. The costs allocated by AmerisourceBergen to PharMerica LTC for services performed by AmerisourceBergen on behalf of PharMerica LTC totaled $1.6 million and $0.9 million for the three months ended December 31, 2006 and 2005, respectively.

The parent’s investment included in the balance sheets as of December 31, 2006 and September 30, 2006 of $277.4 million and $256.8 million, respectively, represents a net balance as the result of various transactions between PharMerica LTC and AmerisourceBergen and also includes PharMerica LTC’s cumulative net income since its inception. There are no terms of settlement or interest charges associated with the account balance. The balance is primarily the result of PharMerica LTC’s participation in AmerisourceBergen’s central cash management program, wherein all PharMerica LTC cash receipts are remitted to AmerisourceBergen and all cash disbursements are funded by AmerisourceBergen.

Note 4. Property and Equipment

Property and equipment at December 31, 2006 and September 30, 2006 consists of the following (in thousands):

	December 31, 2006	September 30, 2006
Pharmacy equipment	$34,597	$33,565
Furniture, fixtures and equipment	12,882	12,815
Software and computer equipment	40,364	39,979
Leasehold improvements	15,964	15,731

Property and equipment at cost	103,807	102,090
Accumulated depreciation and amortization	(63,968)	(60,657)

Property and equipment, net	$39,839	$41,433

Note 5. Legal Matters and Contingencies

In the ordinary course of its business, PharMerica LTC becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust, environmental, product liability, regulatory and other matters. Significant damages or penalties may be sought from PharMerica LTC in some matters, and some matters may require years for PharMerica LTC to resolve. PharMerica LTC establishes reserves based on its periodic assessment of estimates of probable losses. There can be no assurance that an adverse resolution of one or more matters during any subsequent reporting period will not have a material adverse effect on PharMerica LTC’s results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves established for pending matters, PharMerica LTC does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the PharMerica LTC’s financial condition.

In June 2004, the Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services (“HHS”) commenced an administrative action against PharMerica, Inc. alleging that it violated the anti-kickback provisions of the Social Security Act. In March 2005, PharMerica, Inc. entered into a settlement agreement with the OIG and, as a result, paid $6.0 million to HHS and entered into a five-year corporate integrity agreement (“CIA”) with the OIG. The CIA requires PharMerica, Inc. to satisfy a number of compliance and related reporting obligations, including adherence to certain procedural and recordkeeping requirements in connection with any purchase or sale of a pharmacy or other business unit that furnishes pharmaceuticals and related services that are reimbursable under Medicare, Medicaid, or other federal healthcare programs. The OIG action and the CIA relates to the operations of PharMerica LTC.